As filed with the Securities and Exchange Commission on December 18, 2015

Registration No. 333-207816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Turning Point Brands, Inc.
(Exact name of registrant as specified in its charter)
Delaware	2100	20-0709285
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
5201 Interchange Way Louisville, Kentucky 40229 (502) 778-4421
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Lawrence Wexler Chief Executive Officer 5201 Interchange Way Louisville, Kentucky 40229 (502) 778-4421
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a Copy to:
David Zeltner Brett Nadritch Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, NY 10005 (212) 530-5301	James W. Dobbins General Counsel 5201 Interchange Way Louisville, KY 40229 (502) 778-4421	Howard B. Adler Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 (202) 955-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(C) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01	$125,000,000	$12,587.50(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	Includes common stock issuable upon exercise of the underwriters’ option to purchase additional common stock.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(4)	This fee was previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 18, 2015

PRELIMINARY PROSPECTUS

          Shares

Common Stock

Turning Point Brands, Inc.

This is the initial public offering of our common stock, $0.01 par value per share. Prior to this offering, there has been no public market for the shares of our common stock. We anticipate that the initial public offering price will be between $     and $     per share. We have applied to list our shares on the New York Stock Exchange (the “NYSE”) under the symbol “TPB.”

We are an emerging growth company (an “Emerging Growth Company”) as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Turning Point Brands, Inc. (before expenses)	$	$
(1)	See “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters a 30-day option to purchase up to an additional      shares at the public offering price less the underwriting discount. We refer to this option as the “overallotment option.”

The underwriters expect to deliver the shares to purchasers on or about             , 2015, through the book-entry facility of The Depository Trust Company.

Sole Book-Running Manager

FBR

The date of this prospectus is      , 2015.

We have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information appearing in this prospectus or any free writing prospectus prepared by us is accurate as of any date other than the respective dates of such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

i

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts derived from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties, such as Management Science Associates, Inc. (“MSAi”) and Nielsen Holdings, N.V. (“Nielsen”). Third-party industry and general publications, research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable. Although there can be no assurance as to the accuracy or completeness of the included information, we believe that this information is reliable. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus. Similarly, we believe our own internal estimates and research have a good faith basis but they have not been verified by any independent source.

MSAi administers a proprietary information system that captures sales from approximately 1,000 wholesalers to over 250,000 retailers. Unless otherwise indicated, data for market share, category rank, industry ranking and other metrics that describe the position of our products and product categories is derived from MSAi data. In addition, we also provide estimates of market size for certain of our product categories throughout this prospectus. Management estimates the size of each category using external sources, such as information from the Alcohol Tobacco Tax and Trade Bureau (the “TTB”), MSAi, industry manufacturer price lists as well as other data, including its estimates of MSAi’s coverage of the total segment when deemed necessary or appropriate by management.

Throughout this prospectus we use the term “Equivalent Unit” or “EQ unit” to describe our market share of certain product categories in which we compete, which is also how MSAi reports data.

The following table provides a definition of an Equivalent Unit for each of these product categories.

Product	MSAi Unit of Measurement	MSAi Equivalent Unit (EQ Unit)	TTB Reported Category
Chewing Tobacco	1 pound	1	Yes
Moist Snuff	1 pound	1	Yes
Cigarette Paper	1 booklet	1	No
Cigars	1 stick	1	Yes
Electronic Cigarettes	1 electronic cigarette	1	No
Cartomizers	1 cartomizer	1	No
Liquid Vaporizers	1 vaporizer	1	No
Tobacco Vaporizers	1 tobacco vaporizer	1	No
E-liquids	1 milliliter	1	No
MYO Cigar Wraps	1 cigar wrap	1	No
Pipe Tobacco	1 pound	1	Yes

ii

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

We regard our patent, trademarks, service marks, domain names and similar intellectual property as important to our success, and we rely on patent, trademark and copyright law, trade secret protection, and confidentiality or license agreements with our customers, employees, partners, suppliers and others to protect our proprietary rights. Our primary trademarks, which we own, include “Beech-Nut”, “Trophy”, “Havana Blossom”, “Durango” and “Stoker’s”, as well as “Zig-Zag” in connection with tobacco products only, all of which are registered in the U.S. with the U.S. Patent and Trademark Office. We have the right to market V2Cigs® branded products in the U.S. and Zig-Zag® cigarette papers and related products in North America under exclusive licenses. We also own numerous internet domain names related to several of our trademarks, including Zig-Zag®, Trophy®, Stoker’s®, Durango® and Beech-Nut®. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Condensed Consolidated Financial and Other Information” and our consolidated financial statements and the notes to those financial statements, before investing in our common stock.

References in this prospectus to “we,” “us,” “our,” “our Company” or similar terms refer to Turning Point Brands, Inc. and its subsidiaries. References to “TPB” refer to Turning Point Brands, Inc., not including any of its subsidiaries. We were incorporated in 2004 under the name North Atlantic Holding Company, Inc. On November 4, 2015, we changed our name to Turning Point Brands, Inc.

Throughout this prospectus, we refer to our voting common stock as our “common stock” and our non-voting common stock as our “non-voting common stock.”

Unless otherwise noted, references to information being “as adjusted” or “on an as adjusted basis” mean such information is presented after giving effect to the Stock Split and Conversion (each as defined herein) and references to information being “as further adjusted” or “on an as further adjusted basis” give effect to the Conversion and Stock Split as well as this offering and the anticipated use of proceeds therefrom, as well as the other transactions described under “Use of Proceeds.”

Overview

We are a leading independent provider of Other Tobacco Products (“OTP”) in the U.S. We sell a wide range of products across the OTP spectrum, including moist snuff, loose leaf chewing tobacco, premium cigarette papers, make-your-own (“MYO”) cigar wraps and cigar smoking tobacco, cigars, liquid vapor products and tobacco vaporizer products. We do not sell cigarettes. We estimate that the OTP industry generated approximately $10.0 billion in manufacturer revenue in 2014. In contrast to manufactured cigarettes, which have been experiencing declining sales for decades based on data published by the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”), the OTP industry is demonstrating increased consumer appeal. For instance, according to Management Science Incorporated (“MSAi”), OTP consumer units shipped to retail increased by approximately 2% from 2013 to 2014.

Our portfolio of brands includes some of the most widely recognized names in the OTP industry, such as Zig-Zag®, Beech-Nut®, Stoker’s®, Trophy®, Havana Blossom®, Durango®, Our Pride® and Red Cap™. The following table sets forth the market share and category rank of our core products and demonstrates their industry positions:

Brand	Product	TPB Segment	Market Share(1)	Category Rank(1)
Stoker’s®	Chewing Tobacco	Smokeless Products	15.1%	#1 discount / #2 overall
Beech-Nut®	Chewing Tobacco	Smokeless Products	4.4%	#3 premium
Stoker’s®	Moist Snuff	Smokeless Products	2.3%	#6 discount / #7 overall
Zig-Zag®	Cigarette Papers	Smoking Products	31.4%	#1 premium
Zig-Zag®	MYO Cigar Wraps	Smoking Products	76.6%	#1 overall
V2®	E-cigarettes	NewGen Products	7.0%	#5 overall
Zig-Zag®	E-liquid	NewGen Products	4.7%	#6 overall
(1)	Market share and category rank data for all products are derived from MSAi data as of July 11, 2015.

We currently ship to in excess of 900 direct wholesale customers with an additional 240 secondary, indirect wholesalers in the U.S. that carry and sell our products. As of July 11, 2015, our products are available in over 176,000 U.S. retail locations which, with the addition of retail stores in Canada, brings our total North American retail presence to an estimated 200,000 points of distribution. Our sales team targets widespread distribution to all traditional retail channels, including convenience stores, where over 60% of all OTP volume is currently sold according to MSAi data, achieving product availability in each of the top ten convenience store chains in the U.S. as of July 11, 2015. We achieved net sales for the nine months ended September 30, 2015 and the year ended December 31, 2014 of $150.5 million and $200.3 million, respectively. For the nine months ended September 30, 2015 and the year ended December 31, 2014, our Adjusted EBITDA was $38.8 million and $48.8 million, respectively, and we had net income of $6.8 million and a net loss of $29.4 million, respectively.

Since 2005, we have transitioned from a traditional OTP provider with significant in-house manufacturing and limited outsourced manufacturing to a leaner, asset-light sourcing and marketing model, with a strategy that relies on outsourced product manufacturing and supply relationships and increased use of information technology and market analytics, which together allow us to maintain relatively low levels of capital expenditures compared to market participants with more significant manufacturing operations. For example, we have formed long-lasting relationships with some of the most well-known names in the industry, including an 18-year relationship with Bolloré, S.A. (“Bolloré”) – the trademark holder for Zig-Zag® – for the exclusive rights to purchase and sell Zig-Zag® cigarette paper and accessory products in the U.S. and Canada. In 2008, we partnered with Swedish Match NA, a subsidiary of Swedish Match AB (“Swedish Match”) for the manufacture of all of our loose leaf chewing tobacco products. We have a 2-year relationship with JJA Distributors LLC (“JJA”) for the sourcing of our cigars and cigarillos and a 7-year relationship with Durfort Holdings, S.A. (“Durfort”) for the sourcing of our MYO cigar wraps, each of which are marketed under the Zig-Zag® tobacco brand. More recently, we have established a relationship with VMR Products, LLC (“VMR”) for the exclusive supply and distribution of VMR’s V2Cigs® (“V2®”) brand of liquid vapor products and tobacco vaporizer products to retail outlets throughout the U.S.

We have a successful track record of rapidly commercializing new products and leveraging the value of our existing brands into new OTP categories. For example, in our smokeless products category, we leveraged our Stoker’s® brand legacy in loose leaf chewing tobacco (the #2 loose leaf chewing tobacco brand in the U.S.), to create our Stoker’s® moist snuff, which was introduced in 2009 using value-sized, 12 oz. tub packaging as opposed to the industry standard 1.2 oz. can. By the end of 2014, Stoker’s® had grown to be among the fastest growing moist snuff brands in the U.S., based on pounds sold, as reported by MSAi. We believe that Stoker’s® moist snuff is poised for continued strong growth and, in the second half of 2015, introduced a traditional 1.2 oz. can of Stoker’s® moist snuff. This smaller packaging will allow us to expand our presence from the approximately 26,000 retail stores that carry the large tub by targeting the over 145,000 convenience stores (which sell 75% of all moist snuff tobacco (“MST”) volumes) for which our current large tub footprint is less commercially viable.

We have a portfolio of widely recognized brands with significant customer loyalty and an experienced management team that possesses long-standing industry relationships and a deep understanding of the OTP industry. However, we have historically been capital constrained by high leverage – our total long-term debt was $310.4 million as of September 30, 2015 – and as a result we believe our brands, management and our management’s relationships are underutilized. Notwithstanding our high leverage, our management team has grown net sales from $147.5 million in 2009 to $200.3 million in 2014. We have identified additional opportunities to grow revenue, including the launch of new products and expanding our distribution and salesforce. We also believe there are meaningful opportunities to grow through acquisitions (for which we could use cash or our stock) and joint ventures. We intend to use the proceeds of this offering to reduce our leverage, which will give us the flexibility to pursue these opportunities, facilitating our strategy of increasing revenue and our share of the OTP market. Additionally, because we expect our reduced leverage in combination with our asset-light model and attendant minimal capital expenditures to improve our cash flow, we intend to initiate the payment of a quarterly dividend of between 1.0% and 1.25% of our market capitalization (amounting to an annual dividend of approximately 4.0% to 5.0% of our market capitalization), commencing with the first full fiscal quarter after completion of this offering.

Our Industry

We currently compete in three distinct markets within the OTP industry: (i) the smokeless products market, which includes loose leaf chewing tobacco and moist snuff, (ii) the smoking products market, which includes cigarette papers, MYO cigar wraps and related products as well as cigars, MYO cigarettes and traditional pipe tobacco, and (iii) the new generation (“NewGen”) products market, which includes liquid vapor products, tobacco vaporizer products and other products without tobacco and/or nicotine.

We believe that the OTP industry is characterized by non-cyclical demand, relative brand loyalty, consistent profit margins, and the ability to generate consistent cash flows. In addition, the smokeless and smoking products markets have meaningful barriers to entry as a result of, among other things, applicable regulation, and relatively defined channels of distribution. In contrast to the traditional cigarette market that is in decline, the OTP industry has areas of significant growth, such as for moist snuff, liquid vapor products and cigarillo cigars.

Competitive Strengths

We believe that our competitive strengths include the following:

Large, Leading Brands with Significant Scale

We have built a portfolio of leading brands with significant scale that are well recognized by consumers, retailers and wholesalers. Our Zig-Zag®, Stoker’s®, and Beech-Nut® brands are each well established and date back 115 years, 75 years, and 118 years, respectively. In 2014, Zig-Zag®, Stoker’s®, and Beech-Nut® together generated approximately $175.0 million, or 80.3%, of our total gross sales. Specifically:

•	Zig-Zag® is the #1 cigarette paper brand in terms of retail dollar sales in the U.S. as measured by Nielsen Convenience and the #1 MYO cigar wraps brand.
•	Stoker’s® is the #2 loose leaf chewing tobacco brand and among the fastest growing MST brands in the industry.
•	Beech-Nut® is the #3 premium brand in the loose leaf chewing tobacco segment.
•	V2® is the #5 e-cigarette brand.

The Zig-Zag® brand has long-standing brand recognition. The Stoker’s® brand is seen as an innovator in both the loose leaf chewing tobacco and in the moist snuff markets. The Beech-Nut® brand has a long and enduring name in premium loose leaf chewing tobacco.

Successful Track Record of New Product Launches and Category Expansions

We have successfully launched new products and entered new product categories by leveraging the strength of our brands. For example:

•	In 2009 we extended the Zig-Zag® tobacco brand into the MYO cigar market and captured a 50% market share within the first two years. We are now the market share leader for MYO cigar wraps, with over a 75% share.
•	We leveraged the proud legacy and value of the Stoker’s® brand to introduce a first-of-its-kind 12 oz. MST tub, which was not offered by any other market participant. Through the five years ending December 31, 2014, Stoker’s® MST was among the fastest growing moist snuff brands in the industry based on pounds sold.
•	In 2013, we recognized the growing popularity of e-cigarettes and partnered with VMR to secure the retail “bricks and mortar” rights to distribute their popular V2® brand. We believe that with V2®, which is now the #5 e-cigarette brand, we are well positioned to capitalize on the emerging vapor category growth in traditional retail.

We strategically target product categories that we believe demonstrate significant growth potential and for which the value of our brands are likely to have a meaningful impact. As we continue to evaluate opportunities to extend our product lines or expand into new categories, we believe that our track record and existing portfolio of brands provide growth advantages.

Extensive Distribution Network and Effective Sales Organization

We have taken important steps to enhance our selling and distribution network and our consumer marketing capabilities, while keeping our capital expense requirements relatively low. We service our customer base with an experienced salesforce of approximately 120 professionals who possess in-depth knowledge of the tobacco industry. On average, each sales employee has over 14 years of tobacco-related experience as of September 30, 2015. We have also adopted a data-driven culture supported by leading technology, which enables our salesforce to analyze changing trends and effectively identify evolving consumer preferences. In particular, we have subscribed to a robust sales tracking system provided by MSAi that measures all OTP product shipments by all market participants on a weekly basis from approximately 1,000 wholesalers to over 250,000 retail stores in the U.S. As the initial sales effort is critical to the success of a product launch, we believe that our experienced salesforce, expansive distribution network and our market analytics put us in a strong position to execute new product launches in response to evolving consumer and market preferences.

Long-standing, Strong Relationships with an Established Set of Producers

As part of our asset-light operating model, we built long-standing and extensive relationships with leading, high-quality producers. In 2014, our five most important producers were:

•	Bolloré, which provides us with exclusive access to the Zig-Zag® cigarette paper and accessories brand for the U.S. and Canada;
•	Swedish Match, which manufactures all of our loose leaf chewing tobacco;
•	VMR, which provides us with the exclusive supply of V2® branded electronic cigarettes, e-liquids, and vaporizers in the U.S.;
•	Durfort, from which we source our MYO cigar wraps; and
•	JJA, from which we source our Zig-Zag® branded cigarillos.

By outsourcing over 87% of our production and manufacturing to a select group of producers with whom we have strong relationships, we are able to maintain low overhead and minimal capital expenditures, which together drive our margins.

Experienced Management Team

With an average of 23 years of consumer products experience, including an average of 19 years in the tobacco industry, our senior management team has enabled us to grow and diversify our business while improving operational efficiency. Members of management have previous experience at other leading tobacco companies, including Altria Group, Inc. (formerly Philip Morris), Liggett & Myers Tobacco Company (now Liggett Group, a subsidiary of Vector Group ltd), Swedish Match, American Brands, Inc., and U.S. Smokeless Tobacco Company (a subsidiary of Altria). Notably, Lawrence Wexler, our President and CEO, brings over 20 years of experience from Altria Group, Inc., where he held various leadership positions within the finance, marketing, planning, manufacturing and sales departments. Our senior leadership has embraced a collaborative culture, in which all of our combined experience is leveraged to assess opportunities and deliver products that consumers demand.

Growth Strategies

We adopted the following strategies in order to drive growth in our business and to enhance stockholder value:

Grow Share of Existing Product Lines, Domestically and Internationally

We believe that there are meaningful opportunities for growth within the traditional OTP market. We maintain a robust product pipeline and plan to strategically introduce new products in attractive, growing OTP segments, both domestically and internationally. For example, in addition to our successful launch of Stoker’s® smaller 1.2 oz. MST cans, we believe there are opportunities for new products in the MST pouch, cigar and MYO cigar wrap markets.

In 2014, less than 5% of our revenues were generated outside of the U.S. Having established a strong infrastructure and negotiated relationships across multiple segments and products, we intend to pursue an international growth strategy to broaden sales and strengthen margins. For example, we have begun to introduce our moist snuff tobacco products in South America and expect to begin rolling out our Primal® brand internationally by the end of 2015. To support our international expansion, we intend to pursue a dual path of introducing our own products and brands as well as partnering with other industry leaders to improve market access and profitability.

Expand into Adjacent Categories through Innovation and New Partnerships

We continually evaluate opportunities to expand into adjacent product categories, by leveraging our portfolio or through new partnerships. In 2009, we leveraged the Zig-Zag® brand and introduced Zig-Zag® MYO cigar wraps with favorable results, and we now command the #1 market share position for that product. Recently, we expanded our Zig-Zag® MYO cigar wraps through the introduction of the Zig-Zag® ‘RilloTM size cigar wraps, which are similar in size to machine made cigarillos, the most popular and rapidly growing cigar type. In addition, in 2015, we negotiated the worldwide exclusive distribution rights to an herbal sheet material that does not contain tobacco or nicotine, affording us the opportunity to sell on a global basis an assortment of products that meet new and emerging consumer preferences. We intend to continue to identify new adjacent categories for which we are able to leverage our existing brands and partnerships and expand in a cost effective way.

Continue to Grow a Strong NewGen Platform

The OTP category is continually evolving as consumers actively seek out new products and product forms. Given this market demand, we have developed our NewGen Product platform, which we believe will serve new and evolving consumer demands across multiple product categories. Core products within our existing NewGen segment include:

•	E-cigarette and vapor products, including liquids,
•	Tobacco vaporizers, which heat rather than combust the smoking material,
•	Herbal smoking products, which contain no tobacco or nicotine, and
•	Shisha-related products, including tobacco- and nicotine-free fruits and gels designed to be used in a traditional Shisha pipe.

Among these categories, we believe that the emerging liquid vapor segment may present the greatest growth opportunity as it allows each consumer to customize their experience by being able to choose both flavor and nicotine level. Although the liquid vapor segment is in its infancy, we believe that when properly commercialized, it may be highly disruptive to the traditional cigarette industry and emerge as a significant segment of the OTP market. We have established a firm foothold and are well positioned in the traditional retail liquid vapor space, with a 7% EQ unit market share, or #5 market rank, of closed system e-cigarettes under the V2® brand. We have also observed a growing interest among consumers for tobacco vaporizer products and believe the Zig-Zag® brand equity will be a valuable competitive advantage in this emerging segment.

We believe that the categories within our NewGen segment are poised to be the key industry growth drivers in the future, and we are well-positioned to capitalize on this growth.

Strategically Pursue Acquisitions

We believe there are meaningful acquisition opportunities in the OTP space and actively evaluate opportunities to expand our brand and product portfolio through strategic acquisitions. Our strategy will focus on identifying acquisitions that strengthen our current product offerings or enable category expansion in potential high growth areas. In order to allow us to pursue this strategy, we have entered into an agreement with Standard General Master Fund L.P. concerning the provision of a $50.0 million line of credit (the “SG Credit Line”) that may only be used for acquisitions that are approved by Standard General L.P. (together with the funds that it manages, “Standard General”) in its sole discretion. Although we have no commitments or firm agreements for any material acquisitions at this time, we will continue to evaluate acquisition opportunities as they may arise.

We have a strong track record of enhancing our OTP business with strategic and accretive acquisitions. For example, our acquisition of the North American Zig-Zag® cigarette papers distribution rights in 1997 has made us the #1 cigarette paper brand in the U.S. in terms of retail dollar sales as measured by Nielsen. Perhaps more importantly, we own the Zig-Zag® tobacco trademark in the U.S. and have leveraged this asset effectively, with over 50% of our total 2014 Zig-Zag®-branded sales under our own Zig-Zag® marks, rather than those we license from Bolloré.

Maintain Lean, Low-Cost Operating Model

We have successfully transitioned our business model to a leaner, asset-light manufacturing and sourcing model, with a strategy of maintaining low capital requirements, outsourced relationships, and increased utilization of market and consumer analytics. In 2014, approximately $190.2 million of our gross sales, or 87%, were from outsourced production operations and our capital expenditures have ranged between $700,000 and $2.7 million per year over the last 5 years. We believe that our asset-light model allows us to achieve favorable margins while generating strong EBITDA and our market analytics allow us to efficiently and effectively address evolving consumer and market demands. In addition, our relationships allow us to quickly enter new OTP markets as management is able to focus on brand building and innovation. We intend to continue to optimize our asset-light operating model as we grow in order to maintain a low cost of operations and healthy margins.

Ownership Structure

The following chart displays our ownership structure after giving effect to the Stock Split, the Conversion, this offering and the use of proceeds therefrom:

(1)	Unless otherwise indicated, all of our subsidiaries are wholly-owned.
(2)	Standard General owns shares of our common stock and shares of our non-voting common stock. Our non-voting common stock is identical to our common stock, with the exception of voting rights. Holders of non-voting common stock have rights to share in the earnings, losses, dividends and distributions to which holders of our common stock are entitled. Our non-voting common stock is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering. Standard General also holds warrants to purchase shares of our common stock (the “Standard General Warrants”). The Standard General Warrants were issued in January 2014, have an exercise price of $0.01 and an expiration date of January 13, 2021.
(3)	In January 2014, we granted certain of our stockholders that qualified as “accredited investors” under the Securities Act of 1933 (as amended, the “Securities Act”) rights to purchase our 7% senior PIK toggle notes due 2023 (the “7% Senior Notes”) and warrants (the “Intrepid Warrants”) to purchase common units of our subsidiary, Intrepid Brands LLC (“Intrepid Brands”). The Intrepid Warrants issued in the rights offering represent the right to acquire 11,000,000, or approximately 40%, of the common units of Intrepid Brands on a fully-diluted basis. The Intrepid Warrants have an exercise price of $1.00 per common unit, were exercisable beginning January 21, 2014 and expire on December 31, 2023. We expect to use a portion of the proceeds from this offering to repurchase for cash at least 85% of the outstanding Intrepid Warrants, and all 7% Senior Notes that remain outstanding following the Conversion. See “—IPO Related Transactions.”

(4)	In August 2014, Intrepid Brands adopted the Intrepid Brands LLC 2014 Option Plan (the “Intrepid Option Plan”). As of September 30, 2015, 1,350,485 options were issued and outstanding under the Intrepid Option Plan (the “Intrepid Options”). We expect to use a portion of the proceeds from this offering to repurchase the Intrepid Options as permitted under the terms of the Intrepid Option Plan. Following this offering we will own at least 94% of the common units of Intrepid on a fully diluted basis.

IPO Related Transactions

Amendment of First Lien Credit Agreement

In connection with this offering, we intend to amend and restate our first lien credit agreement (as amended and restated, the “First Lien Credit Agreement”) to provide additional flexibility to pay dividends to our stockholders as more fully described under “Dividend Policy.” After giving effect to this offering, the aggregate principal amount outstanding under the First Lien Credit Agreement will be $152.1 million.

Stock Split

Prior to the completion of this offering, we will increase our total authorized number of shares of capital stock and effect a        to        stock split (the “Stock Split”) of our common stock and non-voting common stock. Unless otherwise noted, all information in this prospectus gives effect to the Stock Split.

Conversion

As of September 30, 2015, we had $57.9 million aggregate principal amount of floating rate PIK Toggle Notes due 2021 (the “PIK Toggle Notes”) outstanding, all of which were held by Standard General and $12.1 million aggregate principal amount of our 7% Senior Notes outstanding, which were held by, among others, Standard General and certain of our executive officers. Standard General has agreed to exchange 50%, or approximately $28.9 million aggregate principal amount, of the PIK Toggle Notes for     shares of our common stock (equivalent to a conversion price equal to the price paid by the underwriters for shares in this offering) and Standard General and certain executive officers that hold our 7% Senior Notes have agreed to exchange approximately $10.6 million of the 7% Senior Notes for     shares or our common stock (equivalent to a conversion price equal to the initial public offering price of the shares in this offering), immediately prior to completion of this offering. We refer to this as the “Conversion.” All PIK Toggle Notes and 7% Senior Notes that remain outstanding following the Conversion (plus accrued and unpaid interest from September 30, 2015) will be redeemed for cash with a portion of the proceeds from this offering. See “Use of Proceeds” and “Certain Relationships and Transactions—Conversion and Stock Split.”

Risk Factors

An investment in our common stock involves risks associated with our business, regulatory and legal matters. This is not a comprehensive list of risks to which we are subject, and you should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common stock.

•	Declining sales of tobacco products, and expected continuing decline of sales, in the tobacco industry overall.
•	Our dependence on a small number of third-party suppliers and producers.
•	The possibility that we will be unable to identify or contract with new suppliers or producers in the event of a supply or production disruption.
•	The possibility that our licenses to use certain brands or trademarks will be terminated, challenged or restricted.
•	Failure to maintain consumer brand recognition and loyalty of our customers.
•	Substantial and increasing U.S. regulation and taxation, particularly by the U.S. Food and Drug Administration (“FDA”).
•	Possible increases in tobacco-related taxes and the commencement of taxation on NewGen products.
•	Our significant amount of indebtedness.
•	Intense competition and our ability to compete effectively.
•	Contamination of our tobacco supply or products.
•	Infringement on our intellectual property.
•	Concentration of business with large customers.
•	Departure of key management personnel or our inability to attract and retain talent.
•	Our ability to pay dividends.

Our Principal Stockholders

Standard General will own       % of our common stock after giving effect to the Stock Split, the Conversion and this offering, on a fully-diluted basis (including the right to acquire an additional       shares upon exercise of the Standard General Warrants). Standard General will also own 100% of our issued and outstanding non-voting common stock following this offering (which will be convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors). Standard General is a New York-based investment firm that manages event-driven opportunity funds. Standard General was founded in 2007 and has been an SEC-registered Investment Adviser since 2009. Standard General primarily manages capital for public and private pension plans, endowments, foundations, and high net worth individuals.

Our Executive Chairman, Thomas Helms, Jr., owns all of the outstanding capital stock of Helms Management Corp. Helms Management Corp. will own       % of our common stock after giving effect to the Stock Split, the Conversion and this offering.

Corporate Information

We were incorporated in 2004 in Delaware under the name North Atlantic Holding Company, Inc. On November 4, 2015, we changed our name to Turning Point Brands, Inc. Our principal executive offices are located at 5201 Interchange Way, Louisville, Kentucky 40229, and our telephone number is (502) 778-4421. Our website address is www.turningpointbrands.com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An Emerging Growth Company may take advantage of specified reduced regulatory and reporting requirements that are otherwise generally applicable to public companies, such as:

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	we are not required to include more than two years of audited financial statements in this prospectus;
•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these exemptions for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

For as long as we continue to be an Emerging Growth Company, we expect that we will take advantage of certain reduced disclosure requirements available to us as a result of that classification. We have taken advantage of some of these reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an Emerging Growth Company, such as us, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

THE OFFERING

Common stock and non-voting common stock outstanding before this offering
       shares of common stock.        shares of non-voting common stock.
Common stock offered by us
       shares, or       shares if the underwriters exercise in full their overallotment option.
Common stock and non-voting common stock outstanding after this offering
       shares of common stock, or       shares of common stock if the underwriters exercise in full their overallotment option.

       shares of non-voting common stock.

Use of proceeds
We estimate the net proceeds from this offering to us will be approximately $    million, or approximately $    million if the underwriters exercise in full their overallotment option, based on an initial public offering price of $    per share after deducting estimated offering expenses payable by us and underwriting discounts and commissions.

We expect to use the net proceeds from this offering, together with cash on hand to: (i) repay all 7% Senior Notes and all PIK Toggle Notes that remain outstanding following the Conversion and all obligations under our second lien credit facility (the “Second Lien Credit Facility”), (ii) repurchase at least 85% of the Intrepid Warrants and all issued and outstanding Intrepid Options, and (iii) pay offering related fees and expenses.

Any excess proceeds will be used for working capital and general corporate purposes, including funding future acquisitions. We have no commitments or firm agreements for any material acquisitions at this time. See “Use of Proceeds.”

Dividend Policy
We have not paid dividends to holders of our common stock within the past five years. Following this offering and subject to applicable law, we intend to pay quarterly cash dividends to holders of our voting and non-voting common stock, initially equal to between 1.0% and 1.25% of our market capitalization (amounting to an annual dividend of approximately 4.0% to 5.0% of our market capitalization), commencing with the first full fiscal quarter after completion of this offering. The payment of dividends to holders of our common stock and non-voting common stock will be at the sole discretion of our board of directors and will depend on many factors, including, among others, general economic and business conditions, our financial condition and results of operations, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. See “Dividend Policy.”
Risk Factors
You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
NYSE listing
We have applied to list our shares on the NYSE under the symbol “TPB.”

Directed Share Program
At our request, the underwriters have reserved up to       % of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons, and certain clients and prospective clients, through a directed share program.

Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $          of shares will be subject to a lock-up with respect to any shares sold to them pursuant to that program. Any shares sold in the directed share program to our directors or executive officers will be subject to 180-day lock-ups. Any of these lock-up agreements will have similar restrictions to the lock-up agreements described elsewhere in this prospectus. See “Underwriting—Directed Share Program.”

Unless we specifically state otherwise, the information in this prospectus:

•	assumes an initial public offering price of $ per share, the mid-point of the offering range set forth on the cover of this prospectus;
•	gives effect to the for Stock Split and the Conversion, each of which we will effect immediately prior to completion of this offering;
•	the number of shares of our common stock outstanding after this offering excludes (i) options to purchase shares of common stock that are currently outstanding under our 2006 Equity Incentive Plan (the “2006 Plan”), (ii) shares of our common stock issuable upon the exercise of the Standard General Warrants and (iii) shares of our common stock that may be issued upon conversion of our non-voting common stock (which is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors). Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering.
•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock. If the underwriters exercise in full their overallotment option, we will offer additional shares of common stock and any such shares that are sold will thereafter be outstanding. See “Underwriting.”

SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL AND
OTHER INFORMATION

The following tables set forth certain summary historical condensed consolidated financial data as of and for the periods indicated. The consolidated statements of operations data and cash flows data for the years ended December 31, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2014 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data and cash flows for the year ended December 31, 2012 were derived from our financial statements not included in this prospectus. The consolidated statements of operations and cash flows data for the nine months ended September 30, 2015 and 2014, and the consolidated balance sheet data as of September 30, 2015 were derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial information includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair representation of this information. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year or any other interim period.

The information set forth below should be read in conjunction with “Capitalization,” “Selected Historical Condensed Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,			Year Ended December 31,
(U.S. dollars in thousands except per share data)	2015		2014	2014		2013	2012
	(unaudited)
Consolidated Statement of Operations Data:
Net sales		$150,516	$152,334		$200,329	$193,304	$186,741
Cost of sales		77,889	82,482		107,165	103,043	100,856
Gross profit		72,627	69,852		93,164	90,261	85,885
Selling, general and administrative expenses		39,385	33,445		45,108	46,822	41,391
Amortization expense		—	—		—	27	38
Operating income		33,242	36,407		48,056	43,412	44,456
Interest expense and financing costs		25,732	25,706		34,311	44,094	43,048
Loss on extinguishment of debt		—	42,780		42,780	441	—
Income (loss) before income taxes		7,510	(32,079)		(29,035)	(1,123)	1,408
Income tax expense		734	323		370	486	978
Net income (loss)		$6,776	$(32,402)		$(29,405)	$(1,609)	$430

Net income per share data(1):
Net income (loss) available per share:
Basic		$9.82	$(46.74)		$(42.47)	$(2.30)	$0.62
Diluted		$8.46	$(46.74)		$(42.47)	$(2.30)	$0.52
Weighted average shares outstanding:
Basic		690,010	693,287		692,442	698,732	698,732
Diluted		800,855	693,287		692,442	698,732	834,373
As adjusted net income available per share data(1)(2):
As adjusted net income available per share:
Basic	$			$
Diluted	$			$
As adjusted weighted average shares outstanding:
Basic
Diluted

	Nine Months Ended September 30,			Year Ended December 31,
(U.S. dollars in thousands except per share data)	2015		2014	2014	2013	2012
(unaudited)
As further adjusted net income available per share data(1)(2)(3):
As further adjusted net income available per share:
Basic	$			$
Diluted	$			$
As further adjusted weighted average shares outstanding:
Basic
Diluted
Unaudited supplemental pro forma earnings per share data(1)(2)(3)(4):
Basic		N/A		$
Diluted		N/A		$
Unaudited supplemental pro forma as adjusted weighted average shares outstanding:
Basic		N/A
Diluted		N/A
	Nine Months Ended September 30,		Year Ended December 31,
(U.S. dollars in thousands other than percentages)	2015	2014	2014	2013	2012
	(unaudited)
Other Financial Information:
Net cash provided by (used in) operating activities	$12,625	$1,872	$6,025	$3,026	$2,465
Net cash provided by (used in) investing activities	(1,528)	(1,096)	(1,314)	(723)	6,287
Net cash provided by (used in) financing activities	(9,725)	(22,107)	(31,623)	10,641	(914)
Capital expenditures	(1,100)	(1,096)	(1,314)	(729)	(739)
Depreciation and amortization	784	693	933	932	1,006
EBITDA(5)	34,026	(5,680)	6,209	43,903	45,462
Adjusted EBITDA(5)	38,832	37,453	48,792	49,609	48,699
Adjusted EBITDA Margin(5)	25.8%	24.6%	24.4%	25.7%	26.1%
	As Further Adjusted As of September 30,(3)	As Adjusted As of September 30,(2)	As of September 30,	As of December 31,
(U.S. dollars in thousands)	2015	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data (at period end):
Cash	$5,190	$9,839	$9,839	$8,467
Working capital(6)	47,414	50,065	49,884	42,407
Total assets	248,628	256,348	257,009	250,205
Notes payable and long-term debt	165,065	273,690	310,400	312,553
Total liabilities	194,079	304,702	341,593	341,777
Total stockholders’ equity (deficit)	54,549	(48,354)	(84,584)	(91,572)

(1)	Per share data includes both voting and non-voting common stock. Our non-voting common stock is identical to the common stock, with the exception of voting rights. Holders of non-voting common stock are entitled to share in the earnings, losses, dividends and distributions to which holders of common stock are entitled.

(2)	As adjusted to give effect to the Stock Split and Conversion. In the Conversion, approximately $10.6 million of the aggregate principal amount of 7% Senior Notes and $28.9 million of the aggregate principal amount of PIK Toggle Notes will be converted into and shares of common stock, respectively. The following table provides our calculation of our as adjusted pro forma net income.
(U.S. dollars in thousands)	Nine months Ended September 30, 2015	Year ended December 31, 2014
	(unaudited)	(unaudited)
Net income (loss)	$6,776	$(29,405)
Pro forma adjustment for interest reduction:
PIK Toggle Notes	3,119	3,550
7% Senior Notes	784	908
Second and Third Lien Notes(a)	—	384
Pro forma adjustment for loss on extinguishment of PIK Toggle Notes(b)	(1,952)	—
As Adjusted Pro forma Net income (loss)	$8,727	$(24,563)
(a)	All of the outstanding second and third lien notes were repurchased and redeemed in January 2014.
(b)	The loss on extinguishment of debt is a result of the price at which the PIK Toggle Notes are expected to be converted in the Conversion. There is no loss on extinguishment of debt for the year ended December 31, 2014 as the PIK Toggle Notes were incurred after January 1, 2014.
(3)	As further adjusted pro forma net income further adjusts the as adjusted pro forma net income to give effect to the anticipated use of proceeds from this offering. We expect to use the net proceeds from this offering, together with cash on hand to: (i) repay $1.5 million in aggregate principal amount of the 7% Senior Notes (plus accrued and unpaid interest from September 30, 2015) and $29.0 million in aggregate principal amount of the PIK Toggle Notes (plus accrued and unpaid interest from September 30, 2015) and all amounts outstanding under our Second Lien Credit Facility, (ii) repurchase at least 85% of the Intrepid Warrants and all issued and outstanding Intrepid Options for an aggregate purchase price of approximately $4.3 million, and (iii) pay offering related fees and expenses. See “Use of Proceeds”. The following table provides our calculation of our as further adjusted pro forma net income.
(U.S. dollars in thousands)	Nine months Ended September 30, 2015	Year ended December 31, 2014
	(unaudited)	(unaudited)
As Adjusted Pro forma Net income (loss)	$8,727	$(24,563)
Pro forma adjustment for interest reduction:
PIK Toggle Notes	3,119	3,550
7% Senior Notes	138	160
Second Lien Credit Facility	7,624	9,816
Second and Third Lien Notes(a)	—	322
Pro forma adjustment for loss on extinguishment of debt(b):
PIK Toggle Notes	(728)	—
7% Senior Notes	(501)	—
Second Lien Credit Facility	(7,181)
As Further Adjusted Pro forma Net income (loss)	$11,198	$(10,715)
(a)	All of the outstanding second and third lien notes were repurchased and redeemed in January 2014.
(b)	The loss on extinguishment of debt is a result of the difference between the carrying value and face amount of the debt as well as a prepayment penalty incurred in connection with the repayment of the Second Lien Credit Facility. There is no loss on extinguishment of debt for the year ended December 31, 2014 as such debt was incurred after January 1, 2014.
(4)	Unaudited supplemental pro forma earnings per share is provided in accordance with Staff Accounting Bulletin Topic 1.B.3 because we expect annual dividends to exceed earnings for the twelve months ended December 31, 2014. However, for the year ended December 31, 2014, we have not included any estimated incremental shares from this offering related to dividends in excess of earnings as they would be anti-dilutive due to the pro forma net loss for such period. We have not provided unaudited supplemental pro forma earnings per share for the 12 month period ended September 30, 2015 as dividends are not expected to exceed our pro forma net income for such period. See footnotes 2 and 3 for our calculations of pro forma net income.
(5)	EBITDA and Adjusted EBITDA are not financial measures recognized under U.S. generally accepted accounting principles (“GAAP”). We define “EBITDA” as net income before depreciation and amortization, interest expense and provision for income taxes. We define “Adjusted EBITDA” as net income before depreciation and amortization, interest expense, provision for income taxes, loss on extinguishment of debt, other non-cash items and other items that we do not consider ordinary course in our evaluation of ongoing operating performance. “Adjusted EBITDA Margin” is defined as the Adjusted EBITDA for that period divided by the net sales for that period. We present EBITDA and Adjusted EBITDA in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance and are also used by management to assess performance for the purposes of our executive compensation programs. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate to business performance.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	They do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	They do not reflect our significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; and
•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements.

To compensate for these limitations, we consider the economic effect of the excluded expense items independently and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
(U.S. dollars in thousands)	2015	2014	2014	2013	2012
	(unaudited)
Reconciliation of EBITDA and Adjusted EBITDA to net income:
Net income (loss)	$6,776	$(32,402)	$(29,405)	$(1,609)	$430
Add:
Interest Expense	25,732	25,706	34,311	44,094	43,048
Amortization Expense	—	—	—	27	38
Depreciation Expense	784	693	933	905	968
Income Tax Expense	734	323	370	486	978
EBITDA	$34,026	$(5,680)	$6,209	$43,903	$45,462
Components of Adjusted EBITDA
Loss on extinguishment of debt(a)	—	42,780	42,780	441	—
LIFO adjustment(b)	607	(253)	(798)	716	2,526
Pension/Postretirement expense(c)	279	38	16	407	623
Non-cash stock option and incentives expense	211	491	585	234	150
Foreign exchange hedging(d)	—	77	—	—	(65)
Other items(e)	3,709	—	—	3,908	3
Adjusted EBITDA	$38,832	$37,453	$48,792	$49,609	$48,699

(a)	Represents loss related to the repurchase and redemption of our previously outstanding second and third lien notes in 2014 and the termination of a revolving credit facility in 2013.
(b)	Represents non-cash expense related to an inventory valuation allowance for last-in, first-out (“LIFO”) reporting.
(c)	Represents our Pension/Postretirement expense.
(d)	Represents non-cash gain and loss stemming from our foreign exchange hedging activities.
(e)	Other items:
•	For the nine months ended September 30, 2015, the adjustment amounted to approximately $3.7 million, which consisted of $0.4 million relating to the one-time relocation of finished product for improved logistical services from three third-party distribution warehouses to a new third-party distribution warehouse, $1.4 million in fees for the study of strategic initiatives and $1.9 million of product launch costs of our new product lines, including our vaporizers within the NewGen segment.
•	For the year ended December 31, 2013, the aggregate adjustment amounted to $3.9 million, which consisted of approximately $3.2 million in expense related to the settlement of a contractual dispute regarding Gordian Group, LLC’s alleged right to remuneration under the terms of a 2009 engagement letter, an additional $0.1 million consisting of $0.5 million in legal expenses less $0.4 million reimbursement from our insurance company relating to the Langston Complaint (as described below) that was paid in 2013, and $0.6 million in expense relating to product launch costs of our new product lines, including our e-cigarettes and cartomizers within our NewGen segment.
•	For the year ended December 31, 2012, the adjustment amounted to $0.003 million, which consisted of the receipt of approximately $1.2 million that had been reserved in relation to promissory notes held by Mr. Thomas F. Helms, Jr. On November 19, 2012 Mr. Helms repaid in full his outstanding loans including the $1.2 million that had been reserved. The total adjustment also included a $1.2 million expense relating to the settlement of a shareholder litigation concerning the use of corporate assets to extend the loans to Mr. Helms, among other things (the “Langston Complaint”).
(6)	Represents total current assets less current liabilities as reflected in our balance sheet. See “Management’s Discussion & Analysis—Liquidity and Capital Reserves.”

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition, prospects, liquidity, results of operations or cash flow could be materially and adversely affected. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur, and, if such events do occur, you may lose all or part of your investment in our common stock.

Risks Related to Our Business

Sales of tobacco products are generally expected to continue to decline.

As a result of restrictions on advertising and promotions, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of tobacco and tobacco-related products, increased pressure from anti-tobacco groups and other factors, the overall U.S. market for tobacco products has generally been declining in terms of volume of sales, and is expected to continue to decline. Specifically, the market has experienced annual declines in sales in terms of pound volumes of loose leaf chewing tobacco products for over a decade, and for the past five years the loose leaf chewing tobacco market declined approximately 6% per year in pounds sold. We expect a similar decline in the market in 2015 and in the future. Our tobacco products comprised approximately 65% of our total 2014 revenues and, while some of our sales volume declines have been offset by higher prices or by increased sales in other product categories, there can be no assurance that these price increases or increased sales can be sustained, especially in an environment of increased regulation and taxation and changes in consumer spending habits.

While the sales of NewGen products have been increasing over the last several years, the market for our NewGen products is new and developing and is only a fraction of the size of the conventional tobacco market. In addition, although we do not market NewGen products as cessation products, in the event they are used as such, the size of the opportunity in this new market may be limited as the population of smokers that is seeking such cessation products continues to shrink.

We cannot assure you that sales of NewGen products will offset any decrease in sales of tobacco products. To the extent that any decrease in sales of tobacco products is not offset by increases in price or increases in sales of NewGen products, it may have a material adverse effect on our business, results of operations and financial condition.

We depend on a small number of key third-party suppliers and producers for our products.

Our operations are largely dependent on a small number of key suppliers and producers to supply or manufacture our products pursuant to long-term contracts. In 2014, our five most important suppliers and producers were: (i) Bolloré, which provides us with exclusive access to the Zig-Zag cigarette paper and related accessories in the U.S. and Canada, (ii) Swedish Match, which produces all of our loose leaf chewing tobacco in the U.S., (iii) VMR, which provides us with the exclusive supply and distribution of V2® branded electronic cigarettes and vaporizers in the U.S., (iv) Durfort, from which we source our MYO cigar wraps and (v) JJA, from which we source our Zig-Zag® tobacco branded cigars and cigarillos.

All of our Zig-Zag® premium cigarette papers, cigarette tubes and injectors are sourced from Bolloré, pursuant to a renewable 20-year exclusive agreement. This agreement was most recently renewed in 2012. In addition, under the terms of the agreement with Bolloré, we renegotiate pricing terms every five years. At the present time, we are operating under a temporary price structure and formula. The parties are considering a modified pricing formula and a potential new index and duration. There is no guarantee that we will be able to reach a new five-year pricing agreement with Bolloré at all or on terms satisfactory to us.

All of our loose leaf tobacco products are manufactured for us by Swedish Match pursuant to a ten-year renewable agreement, which we entered into in 2008. The agreement will automatically be renewed for five successive ten-year terms unless either party provides at least 180 days’ notice prior to a renewal term of its intent to terminate the agreement or unless otherwise terminated in accordance with the provisions of the agreement. If a notice of non-renewal is delivered, the contract will expire two years after the date on which the agreement would have otherwise been renewed. Under this agreement, we retain the rights to all marketing, distribution and trademarks over the loose leaf brands that we own or license. We share responsibilities with Swedish Match related to process control, manufacturing activities, quality control and inventory management with respect to our loose leaf products. We rely on the performance by Swedish Match of its obligations under the agreement for the production of our loose leaf tobacco products. Any significant disruption in Swedish Match’s manufacturing capabilities or our relationship with Swedish Match, a deterioration in Swedish Match’s financial condition or an industry-wide change in business practices with respect to loose leaf tobacco products could have a material adverse effect on our business, results of operations and financial condition.

We currently rely on VMR to supply V2® branded electronic cigarettes, vaporizers and e-liquids that we distribute. VMR’s unwillingness or inability to maintain the quality of its products or to comply with our specifications and requirements for products that we distribute could, among other things, result in a product recall and could adversely affect our reputation. Any significant disruption in our relationship with VMR, a deterioration in VMR’s financial condition or an industry-wide change in business practices with respect to NewGen products could have a material adverse effect on our business, results of operations and financial condition.

We source our MYO cigar wraps through Durfort pursuant to an agreement entered into in October 2008. We rely on Durfort to produce and package our MYO cigar wraps to our specifications. Any significant disruption in our relationship with Durfort, a deterioration in Durfort’s financial condition, an industry-wide change in business practices relating to MYO cigar wraps or our ability to source the MYO cigar wraps from them could have a material adverse effect on our business, results of operations and financial condition.

We source our Zig-Zag® tobacco branded cigars and cigarillos through JJA and its Dominican Republic partner pursuant to an agreement we entered into in April 2013. We rely on JJA to purchase and maintain an inventory all of the necessary raw materials, including packaging bearing our intellectual property, and to manufacture to our specifications and deliver the products to our designated U.S. distribution center. We cannot guarantee that JJA will continue to source sufficient quantities of our Zig-Zag® tobacco branded cigars or cigarillos in order for us to meet our customer demands. Any significant disruption in our relationship with JJA, a failure to supply us with inventory in sufficient amounts, a deterioration in JJA’s financial condition or an industry-wide change in business practices with respect to Zig-Zag® tobacco branded cigars could have a material adverse effect on our business, results of operations and financial condition.

Pursuant to agreements with certain suppliers, we have agreed to store tobacco inventory purchased on our behalf and generally maintain a 12- to 24-month supply of our various tobacco products at their facilities. We cannot guarantee that our supply of these products will be adequate to meet the demands of our customers. Further, a major fire, violent weather conditions or other disasters that affect us or any of our key suppliers or producers, including Bolloré, Swedish Match, Durfort, JJA or VMR, as well as those of our other suppliers and vendors, could have a material adverse effect on our operations. Although we have insurance coverage for some of these events, a prolonged interruption in our operations, as well as those of our producers, suppliers and vendors, could have a material adverse effect on our business, results of operations and financial condition. In addition, we do not know whether we will be able to renew any or all of our agreements on a timely basis or on terms satisfactory to us or at all.

Any disruptions in our relationships with Bolloré, Swedish Match, Durfort, JJA or VMR, a failure to renew any of our agreements, an inability or unwillingness by any supplier to produce sufficient quantities of our products in a timely manner or finding a new supplier would have a significant impact on our ability to continue distributing the same volume and quality of products and maintain our market share, even during a temporary disruption, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to identify or contract with new suppliers or producers in the event of a disruption to our supply.

In order to continue selling our products in the event of a disruption to our supply, we would have to identify new suppliers or producers that would be required to satisfy significant regulatory requirements. Only a limited number of suppliers or producers may have the ability to produce our products at the volumes we need, and it could be costly or time-consuming to locate and approve such alternative sources. Moreover, it may be difficult or costly to find suppliers to produce small volumes of our new products in the event we are looking only to supplement current supply as suppliers may impose minimum order requirements. In addition, we may be unable to negotiate pricing or other terms with our existing or new suppliers as favorable as those we currently enjoy. Even if we were able to successfully identify new suppliers and contract with them on favorable terms, these new suppliers would also be subject to stringent regulatory approval procedures that could result in prolonged disruptions to our sourcing and distribution processes. See “Regulation—Smoking and Smokeless Products” and “Regulation—NewGen Products.”

Furthermore, there is no guarantee that a new third-party supplier could accurately replicate the production process and taste profile of our existing products. We cannot guarantee that a failure to adequately replace our existing suppliers would not have a material adverse effect on our business, results of operations and financial condition.

Our licenses to use certain brands and trademarks may be terminated or not renewed.

We are reliant upon brand recognition in the OTP markets in which we compete, as the OTP industry is characterized by a high degree of brand loyalty and a reluctance to switch to new or unrecognizable brands on the part of consumers. Some of the brands and trademarks under which our products are sold are licensed to us for a fixed period of time in respect of specified markets, such as our distribution and license agreement with Bolloré for use of the Zig-Zag® name and associated trademarks in connection with certain of our cigarette papers and related products.

We have two licensing agreements with Bolloré, the first of which governs licensing and the use of the Zig-Zag® name with respect to cigarette papers, cigarette tubes and cigarette injector machines, and the second of which governs licensing and the use of the Zig-Zag® name with respect to e-cigarettes and vaporizers. Last year, we generated $122.1 million in gross sales of Zig-Zag® products. In the event the licensing agreements with Bolloré are not renewed, the terms of the agreements bind us under a five-year non-compete clause, under which we cannot engage in direct or indirect manufacturing, selling, distributing, marketing or otherwise promoting of cigarette papers of a competitor without Bolloré’s consent, except in limited instances. We do not know whether we will renew these agreements on a timely basis or on terms satisfactory to us or at all. As a result of these restrictions, if our agreements with Bolloré are terminated, we may not be able to access the markets with recognizable brands that would be positioned to compete in these segments.

In our NewGen products segment, in addition to our license to sell NewGen products under the Zig-Zag® name, we also have a license to sell under VMR’s V2Cigs® brand name in the U.S. We rely on this branding to attract customers based on its existing value as a recognizable and trusted name in the OTP industry. Our agreement with VMR grants us rights to use the V2Cigs® and V2® marks in our distribution of its NewGen products to brick-and-mortar retailers. If we are unable to continue to market Zig-Zag®- or V2®-branded NewGen products, we may see a significant decline in our market share and may not be able to find an equally attractive brand or trademark for our NewGen products. Even if we successfully market NewGen products under different brand names, it may take some time and significant investment for us to obtain rights to a new brand and gain market share with these products. Any potential delays or periods of time in which we cannot continue to use the Zig-Zag® or V2® names in the NewGen products market may make it difficult for us to compete against other producers who have title to or use of established brands and access to resources through which to capture market share.

In the event that the licenses to use the brands and trademarks in our portfolio are terminated or are not renewed after the end of the term, there is no guarantee we will be able to find a suitable replacement, or that if a replacement is found, that it will be on favorable terms. Any loss in our brand-name appeal to our existing customers as a result of the lapse or termination of our licenses could have a material adverse effect on our business, results of operations and financial condition.

We may not be successful in maintaining the consumer brand recognition and loyalty of our products.

We compete in a market that relies on innovation and the ability to react to evolving consumer preferences. The tobacco industry in general, and the OTP industry in particular, is subject to changing consumer trends, demands and preferences. Therefore, products once favored may over time become disfavored by consumers or no longer perceived as the best option. Consumers in the OTP market have demonstrated a high degree of brand loyalty, but producers must continue to adapt their products in order to maintain their status among these customers as the market evolves. The Zig-Zag® brand has strong brand recognition among smokers, and our continued success depends in part on our ability to continue to differentiate the brand names that we own or license and maintain similarly high levels of recognition with target consumers. Trends within the OTP industry change often and our failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand for our products. Factors that may affect consumer perception of our products include health trends and attention to health concerns associated with tobacco, price-sensitivity in the presence of competitors’ products or substitute products and trends in favor of new NewGen products that are currently being researched and produced by participants in our industry. For example, in recent years, we have witnessed a shift in consumer purchases from chewing tobacco to moist snuff, due to its increased affordability. Along with our biggest competitors in the chewing tobacco market, which also produce moist snuff, we have been able to shift priorities and adapt to this change. A failure to react to similar trends in the future could enable our competitors to grow or establish their brands’ market share in these categories before we have a chance to respond.

Consumer perceptions of the overall health of tobacco-based products is likely to continue to shift, and our success depends, in part, on our ability to anticipate these shifting tastes and the rapidity with which the markets in which we compete will evolve in response to these changes on a timely and affordable basis. If we are unable to respond effectively and efficiently to changing consumer preferences, the demand for our products may decline which could have a material adverse effect on our business, results of operations and financial condition.

Regulations may be enacted in the future, particularly in light of increasing restrictions on the form and content of marketing of tobacco products, that would make it more difficult to appeal to our consumers or to leverage existing recognition of the brands that we own or license. Furthermore, even if we are able to continue to distinguish our products, there can be no assurance that the sales, marketing and distribution efforts of our competitors will not be successful in persuading consumers of our products to switch to their products. Many of our competitors have greater access to resources than we do, which better positions them to conduct market research in relation to branding strategies or costly marketing campaigns. Any loss of consumer brand loyalty to our products or in our ability to effectively brand our products in a recognizable way will have a material effect on our ability to continue to sell our products and maintain our market share, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to substantial and increasing regulation.

The tobacco industry has been under public scrutiny for over fifty years. Industry critics include special interest groups, the U.S. Surgeon General and many legislators and regulators at the state and federal levels. A wide variety of federal, state and local laws limit the advertising, sale and use of tobacco and these laws have proliferated in recent years. Together with changing public attitudes towards tobacco consumption, the constant expansion of regulations has been a major cause of the overall decline in the consumption of tobacco products since the early 1970s. These regulations relate to, among other things, the importation of tobacco products and shipping throughout the U.S. market, increases in the minimum age to purchase tobacco products, imposition of taxes, sampling and advertising bans or restrictions, ingredient and constituent disclosure requirements and media campaigns and restrictions on where smokers can smoke. Additional restrictions may be legislatively imposed or agreed to in the future. Recent proposals have included banning the importation and sale of flavored cigarette products. These limitations may make it difficult for us to maintain the value of any brand.

Moreover, the current trend is toward increasing regulation of the tobacco industry, which is likely to differ between the various U.S. states and Canadian provinces in which we currently conduct business. Extensive and inconsistent regulation by multiple states and at different governmental levels could prove to be particularly disruptive to our business as well, as we may be unable to accommodate such regulations in a cost-effective manner that allows us to continue to compete in an economically viable way. Regulations are often introduced without the tobacco industry’s input and have been a significant reason behind reduced industry sales volumes and increased illicit trade.

In 1986, federal legislation was enacted regulating smokeless tobacco products (including dry and moist snuff and chewing tobacco) by, among other things, requiring health warnings on smokeless tobacco packages and prohibiting the advertising of smokeless tobacco products on media subject to the jurisdiction of the Federal Communications Commission (“FCC”). Since 1986, other proposals have been made at the federal, state and local levels for additional regulation of tobacco products and it is likely that additional proposals will be made in the coming years. For example, the Prevent All Cigarette Trafficking Act prohibits the use of the U.S. Postal Service to mail most tobacco products and amends the Jenkins Act, which established cigarette sales reporting requirements for state excise tax collection, to require individuals and businesses that make interstate sales of cigarettes or smokeless tobacco comply with state tax laws. See “—There is uncertainty related to the federal regulation of NewGen products, cigars and pipe tobacco products.” Additional federal or state regulation relating to the manufacture, sale, distribution, advertising, labeling, mandatory ingredients disclosure and nicotine yield information disclosure of tobacco products could reduce sales, increase costs and have a material adverse effect on our business, results of operations and financial condition.

On June 22, 2009, the Family Smoking Prevention and Tobacco Control Act (the “Tobacco Control Act”) authorized the FDA to regulate the tobacco industry and amended the Federal Cigarette Labeling and Advertising Act, which governs how cigarettes can be advertised and marketed. In addition to the FDA, we are subject to regulation by numerous other federal agencies, including the Federal Trade Commission (“FTC”), the TTB, the FCC, the U.S. Environmental Protection Agency, the U.S. Department of Agriculture (“USDA”), U.S. Customs and Border Protection and the U.S. Center for Disease Control and Prevention’s Office on Smoking and Health. There have also been adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, which have received widespread public attention. There can be no assurance as to the ultimate content, timing or effect of any regulation of tobacco products by governmental bodies, nor can there be any assurance that potential corresponding declines in demand resulting from negative media attention would not have a material adverse effect on our business, results of operations and financial condition.

Our products are regulated by the FDA, which has broad regulatory powers.

The Tobacco Control Act grants the FDA broad regulatory authority over the design, manufacture, sale, marketing and packaging of tobacco products. Among the regulatory powers conferred to the FDA under the Tobacco Control Act is the authority to impose tobacco product standards that are appropriate for the protection of the public health, require manufacturers to obtain FDA review and authorization for the marketing of certain new or modified tobacco products and impose various additional restrictions. Such restrictions may include requiring reduction or elimination of the use of particular constituents or components, requiring product testing, or addressing other aspects of tobacco product construction, constituents, properties or labeling.

Specifically, the Tobacco Control Act (i) increases the number of health warnings required on cigarette and smokeless tobacco products, increases the size of warnings on packaging and in advertising, requires the FDA to develop graphic warnings for cigarette packages, and grants the FDA authority to require new warnings, (ii) imposes restrictions on the sale and distribution of tobacco products, including significant restrictions on tobacco product advertising and promotion as well as the use of brand and trade names, (iii) bans the use of “light,” “mild,” “low” or similar descriptors on tobacco products, (iv) bans the use of “characterizing flavors” in cigarettes other than tobacco or menthol, (v) requires manufacturers to report ingredients and harmful constituents and requires the FDA to disclose certain constituent information to the public, (vi) authorizes the FDA to require the reduction of nicotine (although it may not require the reduction of nicotine yields of a tobacco product to zero) and the potential reduction or elimination of other constituents, including menthol, (vii) establishes pre-market review pathways for tobacco products that are considered new, including authorizing the FDA to deny any new product applications for products modified or first introduced into the market after March 22, 2011, or to determine that products modified or first introduced into the market between February 15, 2007 and March 22, 2011 are not “substantially equivalent” to products commercially marketed as of February 15, 2007, thereby preventing the sale or distribution of such products or requiring them to be removed from the market, and (viii) requires tobacco product manufacturers (and certain other entities) to register with the FDA.

The FDA charges user fees based on the USDA unit calculations pro-rated to the annualized FDA congressionally allocated budget. These fees only apply to those products currently regulated by the FDA, which include our smokeless and smoking products (other than cigars and pipe tobacco products), but we may in the future be required to pay such fees on more of our products, and we cannot accurately predict which additional products may be subject to such fees or the magnitude of such fees, which could become significant.

Although the FDA is prohibited from issuing regulations banning all cigarettes or all smokeless tobacco products, or requiring the reduction of nicotine yields of a tobacco product to zero, it is likely that its regulations in accordance with the Tobacco Control Act could result in a decrease in cigarette and smokeless tobacco sales in the U.S. We believe that such regulation could adversely affect our ability to compete against our larger competitors, who may be able to more quickly and cost-effectively comply with these new rules and regulations. Our ability to gain efficient market clearance for new tobacco products, or even to keep existing products on the market, could also be affected by FDA rules and regulations. All of our currently marketed products that are subject to FDA regulation will require approval from the FDA for us to continue marketing them, which we cannot guarantee we will be able to obtain. In addition, failure to comply with new or existing tobacco laws under which the FDA imposes regulatory requirements could result in significant financial penalties and government investigations of us. To the extent we are unable to respond to, or comply with, new FDA regulations it could have a material adverse effect on our business, results of operations and financial condition.

Many of our products contain nicotine, which is considered to be a highly addictive substance.

Many of our products contain nicotine, a chemical that is considered to be highly addictive. The Tobacco Control Act empowers the FDA to regulate the amount of nicotine found in tobacco products, but not to require the reduction of nicotine yields of a tobacco product to zero. Any FDA regulation, whether of nicotine levels or other product attributes, may require us to reformulate, recall and/or discontinue certain of the products we may sell from time to time, which may have a material adverse effect on our ability to market our products and have a material adverse effect on our business, results of operations and financial condition.

There is uncertainty related to the federal regulation of NewGen products, cigars and pipe tobacco products.

Since their introduction, there has been significant uncertainty regarding whether, how and when tobacco regulations would apply to NewGen products, such as electronic cigarettes or other vaporizer products. Based on a decision in December 2010 by the U.S. Court of Appeals for the D.C. Circuit (the “Sottera decision”), the FDA is permitted to regulate electronic cigarettes containing tobacco-derived nicotine as “tobacco products” under the Tobacco Control Act.

On April 24, 2014, the FDA released proposed rules that would extend its regulatory authority under the Tobacco Control Act to electronic cigarettes, vaporizers and certain other products, including cigars and pipe tobacco products, by newly deeming these products as “tobacco products.” The scope of proposed rules includes the following products that we market under the FDA’s authority: electronic cigarettes (e-cigarettes), vaporizers, e-liquids, cigars and pipe tobacco not already under the FDA’s authority. The FDA’s scope of the proposed rules also includes tobacco product components or parts that are used in the consumption of a tobacco product, like e-cigarette cartridges. The proposed rules would require that electronic cigarette manufacturers and manufacturers of other newly-deemed “tobacco products,” including cigars and pipe tobacco products, (i) register with the FDA and report product and ingredient listings; (ii) market new products only after FDA review and approval; (iii) only make direct and implied claims of reduced risk if the FDA approves after finding that scientific evidence supports the claim and that marketing the product will benefit public health as a whole; (iv) refrain from distributing free samples; (v) implement minimum age and identification restrictions to prevent sales to individuals under age 18; (vi) include a health warning; and (vii) refrain from selling the products in vending machines, unless the machine is located in a facility that never admits youth. It is not known how long it will take to finalize and implement the rules, or what the final rules will be. Newly-deemed tobacco products also would be subject to the other requirements of the Tobacco Control Act, such as that they not be adulterated or misbranded. The FDA could in the future promulgate good manufacturing practice regulations for these and our other products, which could have a material adverse impact on our ability and the cost to manufacture our products.

On July 1, 2015, the FDA solicited public comments in response to proposed rules with respect to nicotine exposure warnings and child-resistant packaging for e-liquids containing nicotine. The public comment period ended on August 31, 2015. As a result, the FDA may issue proposed rules for these purposes and may ultimately pass the rules as proposed or in modified form at any time.

Although we cannot predict the content or impact of the final rules from the proposed rules, any significant impediments to the sale of NewGen products, cigars and pipe tobacco products could have a material adverse impact on our business. Compliance and related costs could be substantial and could significantly increase the costs of operating in the NewGen products, cigar and pipe tobacco markets. In addition, failure to comply with the Tobacco Control Act and with FDA regulatory requirements could result in litigation, criminal convictions or significant financial penalties and could impair our ability to market and sell our electronic and vaporizer products. At present, we are not able to predict whether the Tobacco Control Act will impact our products to a greater degree than competitors in the industry, thus affecting our competitive position.

As the FDA creates and implements regulations, regulatory approvals may become necessary in order for us to continue our distribution of NewGen products and cigar and pipe tobacco products. We intend to file for the appropriate approvals to allow us to sell our products in the U.S. We have no assurances that the outcome of such approval process will result in our products being approved by the FDA. Moreover, if the FDA establishes a regulatory process that we are unable or unwilling to comply with, our business, results of operations, financial condition and prospects could be adversely affected.

The anticipated costs of complying with future FDA regulations will be dependent on the rules issued by the FDA. Failure to comply with existing or new FDA regulatory requirements could result in significant financial penalties and could have a material adverse effect on our business, results of operations, financial condition and ability to market and sell our products.

Furthermore, neither the Prevent All Cigarette Trafficking Act nor the Federal Cigarette Labeling and Advertising Act currently apply to NewGen products. There may, in the future, also be increased regulation of additives in smokeless products and internet sales of NewGen products. The application of either or both of these federal laws, and of any new laws or regulations which may be adopted in the future, to NewGen products or such additives could result in additional expenses and require us to change our advertising and labeling, and methods of marketing and distribution of our products, any of which could have a material adverse effect on our business, results of operations and financial condition.

Significant increases in state and local regulation of our NewGen products have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions.

There has been increasing activity on the state and local levels with respect to scrutiny of NewGen products. State and local governmental bodies across the U.S. have indicated NewGen products may become subject to new laws and regulations at the state and local levels. For example, in January 2015, the California Department of Health declared electronic cigarettes a health threat that should be strictly regulated like tobacco products. Further, some states and cities, including the State of Iowa, have enacted regulations that require obtaining a tobacco retail license in order to sell electronic cigarettes and vaporizer products. Many states and some cities have passed laws restricting the sale of electronic cigarettes and vaporizer products to minors. If one or more states from which we generate or anticipate generating significant sales of NewGen products bring actions to prevent us from selling our NewGen products unless we obtain certain licenses, approvals or permits, and if we are not able to obtain the necessary licenses, approvals or permits for financial reasons or otherwise and/or any such license, approval or permit is determined to be overly burdensome to us, then we may be required to cease sales and distribution of our products to those states, which could have a material adverse effect on our business, results of operations and financial condition.

Certain states and cities have already restricted the use of electronic cigarettes and vaporizer products in smoke-free venues. Additional city, state or federal regulators, municipalities, local governments and private industry may enact rules and regulations restricting the use of electronic cigarettes and vaporizer products in those same places where cigarettes cannot be smoked. Because of these restrictions, our customers may reduce or otherwise cease using our NewGen products, which could have a material adverse effect on our business, results of operations and financial condition.

Increases in tobacco-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions.

Tobacco products, premium cigarette papers and tubes have long been subject to substantial federal, state and local excise taxes. Such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives or further disincentivize smoking. Since 1986, smokeless products have been subject to federal excise tax. Smokeless products are taxed by weight (in pounds or fractional parts thereof) manufactured or imported.

Since the State Children’s Health Insurance Program (“S-CHIP”) reauthorization in early 2009, which utilizes, among other things, taxes on tobacco products to fund health insurance coverage for children, the federal excise tax increases adopted have been substantial and have materially reduced sales in the “roll your own” (“RYO”) /MYO cigarette smoking products market, and also caused volume declines in almost all other markets. Although the RYO/MYO cigarette smoking tobacco and related products market had been one of the fastest growing markets in the tobacco industry in the five years prior to 2009, the reauthorization of S-CHIP increased the federal excise tax on RYO tobacco from $1.10 to $24.78 per pound, and materially reduced the MYO cigarette smoking tobacco market in the U.S. There have not been any increases announced since 2009, but we cannot guarantee that we will not be subject to further increases, nor whether any such increases will affect prices in a way that further deters consumers from purchasing our products and/or affects our net revenues in a way that renders us unable to compete effectively.

In addition to federal excise taxes, every state and certain city and county governments have imposed substantial excise taxes on sales of tobacco products, and many have raised or proposed to raise excise taxes in recent years, including Arkansas, Kansas, Louisiana, Minnesota, Nevada, Ohio, Vermont, Oregon, Indiana, Kentucky and Rhode

Island. A number of states have weight-based taxes/unit-based taxes on moist snuff tobacco, including Alabama, Arizona, Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maine, Montana, Nebraska, New Jersey, New York, North Dakota, Oregon, Rhode Island, Texas, Utah, Vermont, Virginia, Washington and Wyoming. Additional states may consider adopting such revised tax structures as well. Tax increases, depending on their parameters, may result in consumers switching between tobacco products or depress overall tobacco consumption, which is likely to result in declines in overall sales volumes.

Any future enactment of increases in federal or state excise taxes on our tobacco products or rulings that certain of our products should be categorized differently for excise tax purposes could adversely affect demand for our products and may result in consumers switching between tobacco products or a depression in overall tobacco consumption, which would have a material adverse effect on our business, results of operations and financial condition.

If our NewGen products become subject to increased taxes it could adversely affect our business.

Presently the sale of NewGen products is generally not subject to federal, state and local excise taxes like the sale of conventional cigarettes or other tobacco products, all of which generally have high tax rates and have faced significant increases in the amount of taxes collected on their sales. In recent years, however, state and local governments have taken actions to move towards imposing excise taxes on NewGen products. As of December 1, 2015, the District of Columbia, Louisiana, Minnesota and North Carolina impose excise taxes on electronic cigarettes and/or liquid vapor. In addition, the City of Chicago and Cook County, Illinois have passed a tax on vapor products that will take effect in January 2016 and the state of Kansas has passed legislation approving excise taxes that will take effect in July 2016. Other jurisdictions are contemplating similar legislation and other restrictions on electronic cigarettes. Should federal, state and local governments and or other taxing authorities begin or continue to impose excise taxes similar to those levied against conventional cigarettes and tobacco products on NewGen products, it may have a material adverse effect on the demand for these products, as consumers may be unwilling to pay the increased costs, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to increasing international control and regulation.

The World Health Organization’s Framework Convention on Tobacco Control (“FCTC”) is the first international public health treaty that establishes a global agenda to reduce initiation of tobacco use and regulate tobacco in an effort to encourage tobacco cessation. Over 170 governments worldwide have ratified the FCTC. The FCTC has led to increased efforts to reduce the supply and demand of tobacco products and to encourage governments to further regulate the tobacco industry. The tobacco industry expects significant regulatory developments to take place over the next few years, driven principally by the FCTC. Regulatory initiatives that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;
•	restrictions or bans on advertising, marketing and sponsorship;
•	the display of larger health warnings, graphic health warnings and other labeling requirements;
•	restrictions on packaging design, including the use of colors and generic packaging;
•	restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;
•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;
•	requirements regarding testing, disclosure and use of tobacco product ingredients;
•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;
•	elimination of duty free allowances for travelers; and
•	encouraging litigation against tobacco companies.

If the U.S. becomes a signatory to the FCTC and/or national laws are enacted in the U.S. that reflect the major elements of the FCTC, our business, results of operations and financial condition could be materially and adversely affected. If NewGen products become subject to one or more of the significant regulatory initiatives proposed under the FCTC, our NewGen products segment may also be materially adversely affected.

As part of our 2015 strategy, we have begun strategic international expansions, such as introducing our moist snuff tobacco products in South America. This and other future expansions may subject us to additional or increasing international regulation, either by the countries that are the object of the strategic expansion or through international regulatory regimes, such as the FCTC, to which those countries may be signatories.

Liquid vapor products containing nicotine have not been approved for sale in Canada. Some Canadian provinces have restricted sales and marketing of electronic cigarettes, and other provinces are in the process of passing similar legislation. Furthermore, some Canadian provinces have limited the use of electronic cigarettes and vaporizer products in public places. As a result, we are unable to market these products in the relevant parts of Canada. These measures, and any future measures taken to limit the marketing, sale and use of NewGen products may have a material adverse effect on our business, results of operations and financial condition.

To the extent our existing or future products become subject to international regulatory regimes that we are unable to comply with or fail to comply with, they may have a material adverse effect on our business, results of operations and financial condition.

Our distribution efforts rely in part on our ability to leverage relationships with large retailers and national chains.

Our distribution efforts rely in part on our ability to leverage relationships with large retailers and national chains to sell and promote our products, which is dependent upon the strength of the brand names that we own or license. In order to maintain these relationships, we must continue to supply products that will bring steady business to these retailers and national chains. We may not be able to sustain these relationships or establish other relationships with such entities, which could have a material adverse effect on our ability to execute our branding strategies, our ability to access the end-user markets with our products or our ability to maintain our relationships with the producers of our products. For example, if we are unable to meet benchmarking provisions in contracts or if we are unable to maintain and leverage our retail relationships on a scale sufficient to make us an attractive distributor, it would have a material adverse effect on our ability to source products, and on our business, results of operations and financial condition.

In addition, there are factors beyond our control that may prevent us from leveraging existing relationships, such as industry consolidation. If we are unable to develop and sustain relationships with large retailers and national chains, or are unable to leverage those relationships due to factors such as a decline in the role of brick-and-mortar retailers in the North American economy, our capacity to maintain and grow brand and product recognition and increase sales volume will be significantly undermined. In such an event, we may ultimately be forced to pursue and rely on local and more fragmented sales channels, which will have a material adverse effect on our business, results of operations and financial condition.

After giving effect to this offering, we will have a substantial amount of indebtedness that could affect our financial condition.

As of September 30, 2015, after giving effect to this offering, we would have had $162.1 million outstanding under our First Lien Credit Agreement and $4.2 million of borrowings outstanding under our asset-based lending (“ABL”) facility, with the ability to borrow an additional $20.1 million under the ABL. In addition, we expect to utilize the SG Credit Line to finance acquisitions approved by Standard General L.P. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us or at all.

Our substantial amount of indebtedness could limit our ability to:

•	obtain necessary additional financing for working capital, capital expenditures or other purposes in the future;
•	plan for, or react to, changes in our business and the industries in which we operate;
•	make future acquisitions or pursue other business opportunities; and

•	react in an extended economic downturn.

Additionally, following the completion of this offering we plan on paying a quarterly dividend to holders of our voting and non-voting common stock, commencing with the first full fiscal quarter after completion of this offering, as more fully described under “Dividend Policy.” However, our ABL and First Lien Credit Agreement currently contain limitations on the ability of certain of our subsidiaries (other than Turning Point Brands, LLC and its direct subsidiary) to make distributions to us, which affects our ability to pay dividends to our stockholders. For example, NATC and its subsidiaries are generally unable to pay dividends and make other restricted payments to us, except in limited circumstances, including (i) to pay certain costs in the ordinary course of business, (ii) to redeem, retire or otherwise acquire certain of our outstanding equity interests and (iii) to pay certain tax obligations. As a result, the cash that we are permitted to receive from NATC is significantly limited in amount and permitted uses. While we intend to amend these agreements to allow NATC and its subsidiaries to pay distributions to us before completion of this offering, if our subsidiaries are unable to distribute cash to us for any reason, including due to restrictions in our ABL or First Lien Credit Agreement, our ability to pay dividends on our common stock may be adversely affected.

The terms of the agreement governing our indebtedness may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our ABL and First Lien Credit Agreement contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt;
•	pay dividends and make other restricted payments;
•	create liens;
•	make investments and acquisitions;
•	engage in sales of assets and subsidiary stock;
•	enter into sale-leaseback transactions;
•	enter into transactions with affiliates;
•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and
•	enter into certain hedging agreements.

Our ABL and First Lien Credit Agreement also require us to maintain certain financial ratios. As of September 30, 2015, we were in compliance with the financial and restrictive covenants in our existing debt instruments. However, a failure by us to comply with the covenants or financial ratios in our debt instruments could result in an event of default under the applicable facility, which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our ABL or First Lien Credit Agreement, the lenders under our debt instruments could elect to declare all amounts outstanding under such instruments to be due and payable and require us to apply all of our available cash to repay these amounts. If the indebtedness under our ABL or First Lien Credit Agreement were to be accelerated, which would cause an event of default and a cross-acceleration of our obligations under our other debt instruments, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends on our common stock.

We face intense competition and may fail to compete effectively.

The OTP industry is characterized by brand recognition and loyalty, with product quality, price, marketing and packaging constituting the primary methods of competition. Substantial marketing support, merchandising display, competitive pricing and other financial incentives generally are required to introduce a new brand or to improve or maintain a brand’s market position. Our principal competitors are “big tobacco,” Altria Group, Inc. (formerly Phillip Morris) and Reynolds American Inc., as well as Swedish Match, Swisher International and manufacturers of electronic cigarettes, including U.K.-based Imperial Tobacco Group PLC. These competitors are significantly larger than us and aggressively seek to limit the distribution or sale of other companies’ products, both at the wholesale and retail levels. For example, certain competitors have entered into agreements limiting retail merchandising displays of other companies’ products or imposing minimum prices for OTP products, thereby limiting their competitors’ ability to offer discounted products. In addition, the tobacco industry is experiencing a trend toward industry consolidation, most recently evidenced by the June 2015 acquisition of Lorillard Inc. by Reynolds American Inc. Industry consolidation could result in a more competitive environment if our competitors are able to increase their combined resources, enhance their access to national distribution networks, or become acquired by established companies with greater resources than ours. Any inability to compete due to our smaller scale as the industry continues to consolidate and be dominated by “big tobacco” could have a material adverse effect on our business, results of operations and financial condition.

The competitive environment and our competitive position is also significantly influenced by economic conditions, erosion of consumer confidence, competitors’ introduction of low-priced products or innovative products, higher taxes, higher absolute prices and larger gaps between price categories and product regulation that diminishes the consumer’s ability to differentiate tobacco products. Due to the impact of these factors, as well as higher state and local excise taxes and the market share of deep discount brands, the tobacco industry has become increasingly price competitive. As we seek to adapt to the price competitive environment, our competitors that are better capitalized may be able to sustain price discounts for long periods of time by spreading the loss across their expansive portfolios, with which we are not positioned to compete.

Competition in the electronic cigarette and vaporizer products industry is particularly intense. The nature of our NewGen product competitors is varied as the market is highly fragmented. In addition, some marketers still have the ability to access sales channels through the mail, which is no longer available in the markets for traditional tobacco products, and which facilitates market access for a range of competitors who would otherwise find themselves at a competitive disadvantage in a brick-and-mortar context.

“Big tobacco” has also established its presence in the NewGen products market. There can be no assurance that our products will be able to compete successfully against these companies or any of our other competitors, some of which have far greater resources, capital, experience, market penetration, sales and distribution channels than us. In addition, there are currently no U.S. restrictions on advertising electronic cigarettes and vaporizer products and competitors, including “big tobacco,” may have more resources than us for advertising expenses, which could have a material adverse effect on our ability to build and maintain market share, and thus have a material adverse effect on our business, results of operations and financial condition.

The market for NewGen products is a niche market, subject to a great deal of uncertainty and is still evolving.

Vaporizer products and electronic cigarettes, having recently been introduced to market, are at an early stage of development, and represent core components of a niche market that is evolving rapidly and is characterized by a number of market participants. Rapid growth in the use of, and interest in, vaporizer products and electronic cigarettes is recent, and may not continue on a lasting basis. The demand and market acceptance for these products is subject to a high level of uncertainty. Therefore, we are subject to all of the business risks associated with a new enterprise in a niche market. Continued evolution, uncertainty and the resulting increased risk of failure of our new and existing product offerings in this market could have a material adverse effect on our ability to build and maintain market share and on our business, results of operations and financial condition. Further, there can be no assurance that we will be able to continue to effectively compete in the NewGen products marketplace, in light of the low barriers to entry.

We may become subject to significant product liability litigation.

The tobacco industry has experienced and continues to experience significant product liability litigation. Most tobacco liability lawsuits have been brought against manufacturers and sellers of cigarettes by individual plaintiffs, often participating on a class-action basis, for injuries allegedly caused by cigarette smoking or by exposure to cigarette smoke. However, several lawsuits have also been brought against us and other manufacturers and sellers of smokeless products for injuries to health allegedly caused by use of smokeless products. There are several such suits pending against us, but all have been dormant for a number of years. No assurance can be given however, that such suits will remain dormant. In addition to the risks to our business, results of operations and financial condition resulting from adverse results in any such action, ongoing litigation may divert management’s attention and resources, which could have an impact on our business and operations. For a description of current material litigation to which we or our subsidiaries are a party, see “Business—Legal Proceedings.” We cannot predict with certainty the outcome of these claims and there can be no assurance that we will not sustain losses in connection with such lawsuits and that such losses will not have a material adverse effect on our business, results of operations and financial condition.

In addition to current and potential future claims related to our smoking and smokeless products, we may be subject to claims in the future relating to our NewGen products. As a result of their relative novelty, electronic cigarette and vaporizer product manufacturers and sellers have only recently become subject to litigation. We may see increasing litigation over our NewGen products or the regulation of our products, as the regulatory regimes surrounding these products develop. In February 2015, for example, the Center for Environmental Health, a public interest group in California, filed an action against vaporizer marketers, including one of our subsidiaries, alleging a violation of California’s Proposition 65 (“Prop 65”). Prop 65 requires the State of California to identify chemicals that could cause cancer, birth defects, or reproductive harm, and businesses selling products in California are then required to warn consumers of any possible exposure to the chemicals on the list. The basis for the action brought by the Center for Environmental Health is the reproductive harm associated with nicotine. Although we are not aware of an instance in which we have sold nicotine-containing e-cigarette products that did not carry the appropriate Prop 65 warning, the Center for Environmental Health has asserted in its complaint that even e-cigarette products that do not contain nicotine, but could potentially be used with nicotine-containing products (such as open-system vaporizers or blank cartridges), should also carry a Prop 65 warning. The Company has entered into a tentative settlement agreement with the Center of Environment Health for an immaterial amount, which is subject to review by the Attorney General of California and approval by the court.

As a result of this or other similar suits which may be filed in the future, we may face substantial costs due to increased product liability litigation relating to new regulations or other potential defects associated with our NewGen products, which could have a material adverse effect on our business, results of operations and financial condition.

The scientific community has not yet studied extensively the long-term health effects of electronic cigarette, vaporizer or e-liquids products use.

Electronic cigarettes, vaporizers and related products were recently developed and therefore the scientific community has not had a sufficient period of time to study the long-term health effects of their use. Currently, there is no way of knowing whether these products are safe for their intended use. If the scientific community were to determine conclusively that use of any or all of these products poses long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on these products could have a material adverse effect on our business, results of operations and financial condition.

We are required to maintain and contribute cash amounts to an escrow account in order to be compliant with a settlement agreement between us and certain U.S. states and territories.

In November 1998, the major U.S. cigarette manufacturers entered into the Master Settlement Agreement (“MSA”) and the Smokeless Tobacco Master Settlement Agreement (“STMSA”) with 46 U.S. states and certain U.S. territories and possessions. Pursuant to the MSA and subsequent states’ statutes, a “cigarette manufacturer” (which is defined to also include a manufacturer of RYO/MYO cigarette tobacco) has the option of either becoming a signatory to the MSA, or, as we have elected, operating as a non-participating manufacturer (“NPM”) by funding and maintaining an escrow account, with sub-accounts on behalf of each settling state. These NPM escrow accounts are governed by states’ escrow and complementary statutes that are generally monitored by the Office of the State Attorney General. The statutes require NPM companies to deposit, on an annual basis, into qualified banks’ escrow funds based on the number of cigarettes or cigarette equivalents, which is measured by pounds of RYO/MYO tobacco sold. NPM companies are, within specified limits, entitled to direct the investment of the escrowed funds and withdraw any interest or appreciation, but cannot withdraw the principal for twenty-five years from the year of each annual deposit, except to withdraw funds deposited pursuant to an individual state’s escrow statute to pay a final judgment to that state’s plaintiffs in the event of such a final judgment. The investment vehicles available to us are specified in the state escrow agreements and are limited to low-risk government securities.

Various states have enacted or proposed complementary legislation intended to curb the activity of certain manufacturers and importers of cigarettes or MYO tobacco that are selling into MSA states without signing the MSA or who have failed to properly establish and fund a qualifying escrow account. To the best of our knowledge, no statute has been enacted that could inadvertently and negatively impact us. We believe we have been and are currently fully compliant with all applicable laws, regulations and statutes, although compliance-related issues may, from time to time, be disruptive of our business, any of which could have a material adverse effect on our business, results of operations and financial condition.

Pursuant to the NPM escrow account statutes, in order to be compliant with the NPM escrow requirements, we are required to deposit such funds for each calendar year into a qualifying escrow account by April 15 of the following year with each year’s deposit being released from escrow after 25 years. We have deposited two payments of $0.1 million relating to 2014 and 2013 sales, and anticipate that total deposits for 2015 will also amount to $0.1 million. As of September 30, 2015 and December 31, 2014, we had on deposit approximately $31.8 million and $31.7 million, respectively.

Although no such legislation has been proposed or enacted, future changes to the MSA, such as legislation that extends the MSA to products to which it does not currently apply or legislation that limits the ability of companies to receive unused escrow funds after 25 years, may have a material adverse effect on our business, results of operations and financial condition.

Despite the amounts maintained and funded to the escrow account, compliance with the funding requirements for the escrow account does not necessarily prevent future federal and/or state regulations with respect to the OTP industry from having a material adverse effect on our business, results of operations and financial condition. For more information on the MSA and compliance with the NPM escrow requirements, see “Regulation—State Attorney General Settlement Agreements.”

Competition from illicit sources may have an adverse effect on our overall sales volume, restricting the ability to increase selling prices and damaging brand equity.

Illicit trade and tobacco trafficking in the form of counterfeit products, smuggled genuine products and locally manufactured products on which applicable taxes are evaded, represent a significant and growing threat to the legitimate tobacco industry. Factors such as increasing tax regimes, regulatory restrictions, compliance requirements and economic downturn are encouraging more consumers to switch to illegal, cheaper tobacco products and providing greater rewards for smugglers. Illicit trade can have an adverse effect on our overall sales volume, restrict the ability to increase selling prices, damage brand equity and may lead to commoditization of our products. See “Business—Legal Proceedings.”

Although we combat counterfeiting of our products by engaging in certain tactics, such as requiring all sales force personnel to randomly collect our products from retailers in order to be tested by our quality control team, maintaining a quality control group that is responsible for identifying counterfeit products and using a private investigation firm to help perform surveillance of retailers we suspect are selling counterfeit products, no assurance can be given that we will be able to detect or stop sales of all counterfeit products. In addition, we have in the past and will continue to bring suits against retailers and distributors that sell certain counterfeit products. While we have been successful in securing financial recoveries from and helping to obtain criminal convictions of counterfeiters in the past, no assurance can be given that we will be successful in any such suits or that such suits will be successful in stopping other retailers or distributors from selling counterfeit products. Even if we are successful, such suits could consume a significant amount of management’s time and could also result in significant expenses to the company. See “Business—Production and Quality Control.” Any failure to track and prevent counterfeiting of our products could have a material adverse on our ability to maintain our effectively compete for the products we distribute under our brand names, which would have a material adverse effect on our business, results of operations and financial condition.

Reliance on information technology means a significant disruption could affect our communications and operations.

We increasingly rely on information technology systems for our internal communications, controls, reporting and relations with customers and suppliers and information technology is becoming a significantly important tool for our sales staff. Our marketing and distribution strategy is dependent upon our ability to closely monitor consumer and market trends on a highly specified level, for which we are reliant on our highly sophisticated data tracking systems, which are susceptible to disruption or failure. In addition, our reliance on information technology exposes us to cyber-security risks, which could have a material adverse effect on our ability to compete. Security and privacy breaches may expose us to liability and cause us to lose customers, or may disrupt our relationships and ongoing transactions with other entities with whom we contract throughout our supply chain. The failure of our information systems to function as intended, or the penetration by outside parties intent on disrupting business processes, could result in significant costs, loss of revenue, assets or personal or other sensitive data and reputational harm.

Security and privacy breaches may expose us to liability and cause us to lose customers.

Federal and state laws require us to safeguard our wholesalers’ and retailers’ financial information, including credit information. Although we have established security procedures to protect against identity theft and the theft of our customers’ and distributors’ financial information, our security and testing measures may not prevent security breaches and breaches of privacy may occur, could harm our business. Typically, we rely on encryption and authentication technology licensed from third parties to enhance transmission security of confidential information in relation to financial and other sensitive information that we have on file. Advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology used by us to protect customer data. Any compromise of our security could harm our reputation or financial condition and, therefore, our business. In addition, a party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other effects, misappropriate proprietary information, cause interruptions in our operations or expose customers and other entities with which we interact to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against us. To the extent the measures we have taken prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our reputation.

Contamination of, or damage to, our products could adversely impact sales volume, market share and profitability.

Our market position may be affected through the contamination of our tobacco supply or products during the manufacturing process or at different points in the entire supply chain. We keep significant amounts of inventory of our products in warehouses and it is possible that this inventory could become contaminated prior to arrival at our premises or during the storage period. If contamination of our inventory or packaged products occurs, whether as a result of a failure in quality control by us or by one of our suppliers, we may incur significant costs in replacing the inventory and recalling products. We may be unable to meet customer demand and may lose customers who purchase alternative brands or products. In addition, consumers may lose confidence in the affected product.

Under the terms of our contracts, we impose requirements on our suppliers to maintain quality and comply with product specifications and requirements, and on our third-party co-manufacturer to comply with all federal, state and local laws. These third-party suppliers, however, may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party suppliers fail to comply with our standards or applicable laws. A loss of sales volume from a contamination event may occur, and such a loss may affect our ability to supply our current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis. We may also be subject to legal action as a result of a contamination, which could result in negative publicity and affect our sales. During this time, our competitors may benefit from an increased market share that could be difficult and costly to regain. Such a contamination event could have a material adverse effect on our business, results of operations and financial condition.

Our intellectual property may be infringed.

We currently rely on trademark and other intellectual property rights to establish and protect the brand names and logos we own or license. Third parties have in the past infringed, and may in the future infringe, on these trademarks and our other intellectual property rights. Our ability to maintain and further build brand recognition is dependent on the continued and exclusive use of these trademarks, service marks and other proprietary intellectual property, including the names and logos we own or license. Despite our attempts to ensure these intellectual property rights are protected, third parties may take actions that could materially and adversely affect our rights or the value of this intellectual property. Any litigation concerning our intellectual property rights, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources. Expenses related to protecting our intellectual property rights, the loss or compromise of any of these rights or the loss of revenues as a result of infringement could have a material adverse effect on our business, results of operations and financial condition, and may prevent the brands we own or license from growing or maintaining market share.

Third parties may claim that we infringe their intellectual property and trademark rights.

Competitors in the tobacco products market have claimed, and others may claim, that we infringe their proprietary rights. In particular, we have been involved in ongoing litigation with the Republic Group concerning the Zig-Zag® trademark in certain territories outside the U.S. and Canada. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.

We have one customer that represents approximately 10% of our revenue.

We have relied on a single customer, McLane Company Inc. (“McLane”) for more than 10% of our revenues for each of the past four years. Furthermore, in 2014, sales to our top three customers accounted for over 20% of our revenues. In 2014, McLane represented 10.9% of our revenues. However, McLane purchases its products on a purchase order basis and we do not have an agreement with them that requires them to purchase our products as opposed to those of our competitors. If our relationship with McLane ends or is disrupted, we would experience a material adverse effect on our business, results of operations and financial condition, and may struggle to replace such a significant relationship. We may also face reputational harm, even if the impact of this loss is temporary, due to the potential loss of market share and a reduction of the presence of our branded products in the end markets.

We may fail to manage our growth.

We have expanded over our history and intend to grow in the future. For example, we acquired the Stoker’s® brand in 2003, and have continued to develop it through the introduction of new products, such as moist snuff in 2009. We have also focused on growing our relationships with our key suppliers through expansion into new product lines, such as the addition of cigarillos, which are sourced by JJA in addition to cigars, and vaporizer products, which are produced by VMR, in addition to e-cigarettes. However, any future growth will place additional demands on our resources, and we cannot be sure we will be able to manage our growth effectively. If we are unable to manage our growth while maintaining the quality of our products and profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, financial position, results of operations and cash flows could be adversely affected. We may not be able to support, financially or otherwise, future growth, or hire, train, motivate and manage the required personnel. Our failure to manage growth effectively could also limit our ability to achieve our goals as they relate to streamlined sales, marketing and distribution operations and the ability to achieve certain financial metrics.

We are subject to fluctuations in our month-to-month results that make it difficult to track trends and develop strategies in the short-term.

In response to competitor actions and pricing pressures, we have engaged in significant use of promotional and sales incentives. We regularly review the results of our promotional spending activities and adjust our promotional spending programs in an effort to maintain our competitive position. Accordingly, unit sales volume and sales promotion costs in any period are not necessarily indicative of sales and costs that may be realized in subsequent periods. Additionally, promotional activity significantly increases net sales in the month in which it is initiated and net sales are adversely impacted in the month after a promotion. Accordingly, based upon the timing of our marketing and promotional initiatives, we have and may continue to experience significant variability in our month-to-month results, which could affect our ability to formulate strategies that allow us to maintain our market presence across volatile months. If our monthly fluctuations obscure our ability to track important trends in our key markets, it may have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risks of exchange rate fluctuations.

Currency movements and suppliers’ price increases relating to premium cigarette papers and cigarette tubes are the primary factors affecting our cost of sales. These products are purchased from Bolloré and we make payments in Euros. Thus, we bear certain foreign exchange rate risk for certain of our inventory purchases. In addition, as part of our strategy, we have begun strategic international expansions, such as introducing our moist snuff tobacco products in South America. As a result, we may be more sensitive to the risks of exchange rate fluctuations. To minimize this risk, we sometimes utilize short-term forward currency contracts, through which we secure Euros in order to pay for our monthly inventory purchases. In 2005, we adopted and instituted a formal foreign exchange currency policy and more actively contracted for the forward purchase of Euros. We engage in hedging transactions from time to time but no assurance can be made that we will be successful in eliminating currency exchange risks or that changes in currency rates will not have a material adverse effect on our business, results of operations and financial condition.

Adverse U.S. and global economic conditions could negatively impact our business, prospects, results of operations, financial condition or cash flows.

Our business and operations are sensitive to global economic conditions. These conditions include interest rates, energy costs, inflation, recession, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A material decline in the economic conditions affecting consumers, which cause a reduction in disposable income for the average consumer, may change consumption patterns, and may result in a reduction in spending on tobacco products or a switch to cheaper products or products obtained through illicit channels. Electronic cigarettes, vaporizer and e-liquid products are relatively new to market and may be regarded by users as a novelty item and expendable. As such, demand for our NewGen products may be particularly sensitive to economic conditions such as inflation, recession, high energy costs, unemployment, changes in interest rates and money supply, changes in the political environment and other factors beyond our control, any combination of which could result in a material adverse effect on our business, results of operations and financial condition.

Our supply to our wholesalers and retailers is dependent on the demands of their customers who are sensitive to increased sales taxes and economic conditions affecting their disposable income.

Consumer purchases of tobacco products are historically affected by economic conditions, such as changes in employment, salary and wage levels, the availability of consumer credit, inflation, interest rates, fuel prices, sales taxes, and the level of consumer confidence in prevailing and future economic conditions. Discretionary consumer purchases, such as of tobacco products, may decline during recessionary periods or at other times when disposable income is lower and taxes may be higher.

In addition, states such as New York, Hawaii, Rhode Island, Georgia and North Carolina have begun collecting taxes on internet sales where companies have used independent contractors in those states to solicit sales from residents of those states. These taxes apply to our online sales of NewGen products into those states, and may result in reduced demand from the independent wholesalers who may not be able to absorb the increased taxes or successfully pass them onto the end-user without experiencing reduced demand. The requirement to collect, track and remit taxes based on independent affiliate sales may require us to increase our prices, which may affect demand for our products or conversely reduce our net profit margin, which could have a material adverse effect on our business, results of operations and financial condition.

Our failure to comply with certain environmental, health and safety regulations could adversely affect our business.

The storage, distribution and transportation of some of the products that we sell are subject to a variety of federal and state environmental regulations. In addition, our manufacturing facilities are similarly subject to federal, state and local environmental laws. We are also subject to operational, health and safety laws and regulations. Our failure to comply with these laws and regulations could cause a disruption in our business, an inability to maintain our manufacturing resources, and additional and potentially significant remedial costs and damages, fines, sanctions or other legal consequences that could have a material adverse effect on our business, results of operations and financial condition.

The departure of key management personnel and the failure to attract and retain talent could adversely affect our operations.

Our success depends upon the continued contributions of our senior management. Our ability to implement our strategy of attracting and retaining the best talent may be impaired by the decreasing social acceptance of tobacco usage. The tobacco industry competes for talent with the consumer products industry and other companies that enjoy greater societal acceptance. As a result, we may be unable to attract and retain the best talent, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Offering and our Common Stock

The reduced disclosure requirements applicable to Emerging Growth Companies may make our common stock less attractive to investors, potentially decreasing our stock price.

For as long as we continue to be an Emerging Growth Company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not Emerging Growth Companies. Investors may find our common stock less attractive because we may rely on these exemptions, which include but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act (“Section 107”) provides that an Emerging Growth Company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to opt out of the extended transition period for complying with the revised accounting standards.

If investors find our common stock less attractive as a result of exemptions and reduced disclosure requirements, there may be a less active trading market for our common stock and our stock price may be more volatile or decrease.

We may lose our status as an Emerging Growth Company before the five-year maximum time period a company may retain such status.

We have elected to rely on the exemptions and reduced disclosure requirements applicable to Emerging Growth Companies and expect to continue to do so. However, we may choose to “opt out” of such reduced disclosure requirements and provide disclosure required for companies that do not qualify as emerging growth companies. In addition, we chose to opt out of the provision of the JOBS Act that permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Section 107 provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards would be irrevocable.

Furthermore, although we are able to remain an Emerging Growth Company for up to five years, we may lose such status at an earlier time if (i) our annual gross revenues exceed $1 billion, (ii) we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) we issued more than $1 billion in non-convertible debt during the preceding three-year period.

When we lose our Emerging Growth Company status, whether due to an election, the end of the five-year period, or one of the circumstances listed in the preceding paragraph, the Emerging Growth Company exemptions will cease to apply and we expect we will incur additional expenses and devote increased management effort toward ensuring compliance with the non-Emerging Growth Company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of the change in our status under the JOBS Act or the timing of such costs, though such costs may be substantial.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses and will make some activities more time-consuming and costly. We anticipate that our incremental general and administrative expenses as a publicly traded company will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees and incremental director and officer liability insurance costs. We will need to:

•	institute a more comprehensive compliance function;
•	comply with rules promulgated by the SEC and NYSE;
•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 for our fiscal year ending December 31, 2016, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. See “—The reduced disclosure requirements applicable to Emerging Growth Companies may make our common stock less attractive to investors, potentially decreasing our stock price.” Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2020. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be required to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of Section 404. We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The following factors could affect our stock price:

•	our operating and financial performance;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•	strategic actions by our competitors;
•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•	speculation in the press or investment community;
•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;
•	changes in accounting principles;
•	additions or departures of key management personnel;
•	actions by our stockholders; and
•	domestic and international economic, legal and regulatory factors.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our Principal Stockholders will be able to exert significant influence over matters submitted to our stockholders and may take certain actions to prevent takeovers.

After giving effect to the Stock Split, the Conversion and this offering, Standard General and its affiliates will hold approximately    % of our common stock (or    % if the underwriters fully exercise their options to purchase additional shares of common stock in this offering) and will have the ability to acquire an additional           shares of our common stock pursuant to the Standard General Warrants. Standard General will also own 100% of our issued and outstanding non-voting common stock following this offering. Our non-voting common stock, which is identical to the common stock, with the exception of voting rights, is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors at any time after the completion of this offering. Further, after giving effect to the Stock Split, Conversion and this offering, Thomas Helms, our Executive Chairman, will directly or indirectly hold approximately    % of our common stock (or    % if the underwriters fully exercise

their options to purchase additional shares of common stock in this offering). The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. In addition, our significant stockholders will be able to exert significant influence over the decision, if any, to authorize additional capital stock, which, if issued, could have a significant dilutive effect on holders of common stock.

We have opted out of Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the lock-up period expires, holders of in excess of 15% of the shares will be able to transfer such shares to a third party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

Our second amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply against Standard General in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, Standard General may have differing interests than our other stockholders. In addition, Standard General is permitted to engage in business activities or invest in or acquire businesses which may compete with or do business with any competitors of ours.

Furthermore, Standard General is in the business of managing investment funds and therefore may pursue acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law and certain regulations, could discourage or prohibit acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation, amended and restated bylaws and applicable law could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on the removal of directors;
•	limitations on the ability of our stockholders to call special meetings;
•	limitations on stockholder action by written consent;
•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and
•	limitations on the ability of our stockholders to fill vacant directorships or amend the number of directors constituting our board of directors.

See “Description of Capital Stock—Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws.”

Our certificate of incorporation limits the ownership of our common stock by individuals and entities that are Restricted Investors. These restrictions may affect the liquidity of our common stock and may result in Restricted Investors being required to sell or redeem their shares at a loss or relinquish their voting, dividend and distribution rights.

For so long as we or one of our subsidiaries is party to any of the Bolloré distribution agreements, our second amended and restated certificate of incorporation will limit the ownership of our common stock by any “Restricted Investor” to 14.9% of our outstanding common stock and shares convertible or exchangeable therefor (including our non-voting common stock) (the “Permitted Percentage”). A “Restricted Investor” is defined as: (i) any entity that directly or indirectly manufactures, sells, markets, distributes or otherwise promotes cigarette paper booklets, filter tubes, injector machines or filter tips in the United States, the District of Columbia, the territories, possessions and military bases of the United States and the Dominion of Canada (a “Bolloré Competitor”), (ii) any entity that owns more than a 20% equity interest in any Bolloré Competitor, or (iii) any person who serves as a director or officer of, or any entity that has the right to appoint an officer or director of, any Bolloré Competitor or of any Entity that owns more than a 20% equity interest in any Bolloré Competitor (each, a “Restricted Investor”). Our second amended and restated certificate of incorporation further provides that any issuance or transfer of shares to a Restricted Investor in excess of the Permitted Percentage will be ineffective as against us and that neither we nor our transfer agent will register the issuance or transfer of shares or be required to recognize the transferee or owner as a holder of our common stock for any purpose except to exercise our remedies described below. Any shares in excess of the Permitted Percentage in the hands of a Restricted Investor will not have any voting or dividend rights and are subject to redemption by us in our discretion. The liquidity or market value of the shares of our common stock may be adversely impacted by such transfer restrictions.

As a result of the above provisions, a proposed transferee of our common stock that is a Restricted Investor may not receive any return on its investment in shares it purchases or owns, as the case may be, and it may sustain a loss. We are entitled to redeem all or any portion of such shares acquired by a Restricted Investor in excess of the Permitted Percentage (“Excess Shares”) at a redemption price based on a fair market value formula that is set forth in our second amended and restated certificate of incorporation, which may be paid in any form, including cash or promissory notes, at our discretion. Excess Shares not yet redeemed will not be accorded any voting, dividend or distribution rights while they constitute Excess Shares. As a result of these provisions, a stockholder who is a Restricted Investor may be required to sell its shares of our common stock at an undesirable time or price and may not receive any return on its investment in such shares. However, we may not be able to redeem Excess Shares for cash because our operations may not have generated sufficient excess cash flow to fund the redemption and we may incur additional indebtedness to fund all or a portion of such redemption, in which case our financial condition may be materially weakened.

Our second amended and restated certificate of incorporation permits us to require that owners of any shares of our common stock provide certification of their status as a Restricted Investor. In the event that a person does not submit such documentation, our second amended and restated certificate of incorporation provides us with certain remedies, including the suspension of the payment of dividends and distributions with respect to shares held by such person and deposit of any such dividends and distributions into an escrow account. As a result of non-compliance with these provisions, an owner of the shares of our common stock may lose significant rights associated with those shares.

Although our second amended and restated certificate of incorporation contains the above provisions intended to assure compliance with the restrictions on ownership of our common stock by Restricted Investors, we may not be successful in monitoring or enforcing the provisions. A failure to enforce or otherwise maintain compliance could lead Bolloré to exercise its termination rights under the agreements, which would have a material and adverse effect on the Company's financial position and its results of operations.

In addition to the risks described above, the foregoing restrictions could delay, defer or prevent a transaction or change in control that might involve a premium price for our common stock or that might otherwise be in the best interest of our stockholders.

Investors in this offering will experience immediate and substantial dilution of $     per share.

Based on an assumed initial public offering price of $     per share, the mid-point range set on the cover of this prospectus, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $     per share in the as adjusted net tangible book value per share of common stock and non-voting common stock from the initial public offering price, and our as adjusted net tangible book value as of             , 2015 after giving effect to the Stock Split, the Conversion and this offering would be $     per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Our indebtedness could limit our ability to pay dividends on our common stock and we cannot assure you that we will pay dividends on our common stock.

We intend to pay quarterly cash dividends to holders of our voting and non-voting common stock commencing with the first full fiscal quarter after completion of this offering, subject to, among other things, the discretion of our board of directors, our compliance with applicable law, and our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. We are a holding company and our ongoing ability to pay dividends depends on our receipt of cash distributions from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of agreements to which our subsidiaries may be subject, including agreements governing our indebtedness. Existing or future agreements governing our indebtedness may also limit our ability to pay dividends.

In addition, under the DGCL, our board of directors may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Even if we are permitted under our contractual obligations and the DGCL to declare and pay cash dividends on the shares of our common stock, we may not have sufficient cash to declare and pay cash dividends on the shares of our common stock. For more information, see “Dividend Policy.”

Although it is our intention to pay dividends on our voting and non-voting common stock commencing with the first full fiscal quarter after the completion of this offering, there can be no assurance that we will be able to do so in the future or continue to pay any dividend if we do commence paying dividends. A failure to pay dividends could affect the market for our common stock.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After giving effect to the Stock Split, Conversion and this offering, we will have     outstanding shares of common stock, assuming full exercise of the underwriters’ options to purchase additional shares. This number includes      shares that we are selling in this offering and      shares that we may sell in this offering if the underwriters’ option to purchase additional      shares from us is fully exercised. In addition, we could issue additional shares of common stock if Standard General were to exercise the Standard General Warrants,        shares upon conversion of Standard General’s non-voting common stock into common stock and up to      shares reserved for issuance under our 2006 Plan and 2015 Plan. After giving effect to the Stock Split, Conversion and this offering, Standard General will own      shares on a fully-diluted basis and        shares of non-voting common stock and Thomas Helms will indirectly own      shares. All of these shares (including any shares issued upon exercise of the Standard General Warrants and shares received upon conversion of the non-voting common stock into common stock) are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting,” but may be sold into the market in the future. We have granted each of Standard General and Thomas Helms certain registration rights. See “Certain Relationships and Transactions—Other Arrangements—Registration Rights Agreement.”

Prior to the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of      shares of our common stock issued or reserved for issuance under our 2006 Plan and 2015 Plan. Subject to the satisfaction of vesting conditions, Rule 144 restrictions applicable to our affiliates and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Our executive officers and directors and our significant stockholders have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions. FBR Capital Markets & Co. at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not, and in the future may not, have research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price could decline as a result. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus concerning our plans and objectives for future operations or economic performance, or related assumptions, including our financial forecast, contain forward-looking statements. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe,” “continue,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “could,” “will,” “predict,” “project” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our stockholders, and other written materials.

The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

•	declining sales of tobacco products, and expected continuing decline of sales, in the tobacco industry overall;
•	our dependence on a small number of third-party suppliers and producers;
•	the possibility that we will be unable to identify or contract with new suppliers or producers in the event of a supply or product disruption;
•	the possibility that our licenses to use certain brands or trademarks will be terminated, challenged or restricted;
•	failure to maintain consumer brand recognition and loyalty of our customers;
•	substantial and increasing U.S. regulation;
•	regulation of our products by the FDA;
•	uncertainty related to the regulation and taxation of our NewGen products;
•	possible significant increases in federal, state and local municipal tobacco-related taxes;
•	possible significant increases in tobacco-related taxes;
•	possible taxation of our NewGen products;
•	possible increasing international control and regulation;
•	our reliance on relationships with several large retailers and national chains for distribution of our products;
•	intense competition and our ability to compete effectively;
•	significant potential product liability litigation;
•	the scientific community’s lack of information regarding the long-term health effects of electronic cigarettes, vaporizer and e-liquid use;
•	failure to maintain and contribute significant cash amounts to an escrow account as part of a settlement agreement between us and certain U.S. states;
•	our substantial amount of indebtedness;
•	the terms of our credit facilities may restrict our current and future operations;
•	competition from illicit sources;
•	our reliance on information technology;
•	security and privacy breaches;
•	contamination of our tobacco supply or products;
•	infringement on our intellectual property;

•	third-party claims that we infringe on their intellectual property;
•	concentration of business with large customers;
•	failure to manage our growth;
•	fluctuations in our month-to-month results;
•	exchange rate fluctuations;
•	adverse U.S. and global economic conditions;
•	failure to comply with certain regulations;
•	departure of key management personnel or our inability to attract and retain talent; and
•	payment of dividends on our common stock.

We caution that these and other forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this prospectus are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include, but are not limited to, the risks, uncertainties and factors described in the “Risk Factors” section of this prospectus. As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We estimate the net proceeds from this offering to us will be approximately $    million, or approximately $    million if the underwriters exercise their option to purchase additional shares in full, based on an initial public offering price of $     per share after deducting estimated offering expenses payable by us and underwriting discounts and commissions.

We expect to use the net proceeds from this offering, together with cash on hand to: (i) repay all PIK Toggle Notes and all 7% Senior Notes that remain outstanding following the Conversion (plus accrued and unpaid interest thereon from September 30, 2015), and all obligations under our Second Lien Credit Facility for an aggregate of approximately $    million, (ii) repurchase at least 85% of the Intrepid Warrants and all issued and outstanding Intrepid Options for an aggregate purchase price of approximately $4.3 million (or, if all of the outstanding Intrepid Warrants are repurchased, $4.95 million) and (iii) pay offering related fees and expenses. After giving effect to this offering, $152.1 million in aggregate borrowings will be outstanding under the First Lien Credit Agreement (which reflects voluntary prepayments of $5.0 million we made in each of October and December 2015).

Any excess proceeds will be used for working capital and general corporate purposes, including to fund future acquisitions. We have no commitments or firm agreements for any material acquisitions at this time.

The interest rate on the PIK Toggle Notes is equal to LIBOR in effect at that time (not less than 1.25%), plus 13.75%, reset quarterly, and the PIK Toggle Notes mature on January 13, 2021. The interest rate on the Second Lien Credit Facility is equal to LIBOR in effect at that time (but in any case, not less than 1.25%), plus 10.25%, and the Second Lien Credit Facility matures on July 13, 2020. The 7% Senior Notes mature on December 31, 2023. Additional terms of the PIK Toggle Notes, the 7% Senior Notes and the Second Lien Credit Facility are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Long-Term Debt.”

Assuming no change in the number of shares offered by us set forth on the cover page of this prospectus, a $1.00 increase or decrease in the assumed initial public offering price of $     per share would cause the net proceeds from this offering, after deducting the estimated underwriting discounts and offering expenses payable by us, to increase or decrease, respectively, by approximately $    million. In addition, we may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $    per share, would increase net proceeds to us from this offering by approximately $       million. Similarly, each decrease of 1.0 million shares offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price to $     per share, would decrease the net proceeds to us from this offering by approximately $    million.

DIVIDEND POLICY

Prior to this offering we have not paid dividends to holders of our common stock or non-voting common stock within the past five years. Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend to holders of our voting and non-voting common stock, initially equal to between 1.0% and 1.25% of our market capitalization (amounting to an annual dividend of approximately 4.0% to 5.0% of our market capitalization), commencing with the first full fiscal quarter after completion of this offering. The payment of dividends to holders of our common stock and non-voting common stock will be at the sole discretion of our board of directors and will depend on many factors, including, among others, general economic and business conditions, our financial condition and results of operations, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Our ability to pay dividends depends on our receipt of cash distributions from our current or future operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements to which they may be subject, including agreements governing their indebtedness. Existing or future agreements governing our indebtedness may also limit our ability to pay dividends.

Our ABL and First Lien Credit Agreement currently contain limitations on the ability of our subsidiaries (other than Turning Point Brands, LLC and its direct subsidiary) to make distributions to us, which may affect our ability to pay dividends to our stockholders. While we intend to amend these agreements prior to the completion of this offering to provide flexibility to our subsidiaries to permit them to pay distributions to us, which in turn would provide us additional cash to pay dividends our stockholders subject to the limitations described above, if our subsidiaries are unable to distribute cash to us for any reason, including due to restrictions in our ABL or First Lien Credit Agreement, our ability to pay dividends on our common stock and non-voting common stock may be adversely affected.

CAPITALIZATION

The following table shows our consolidated capitalization as of September 30, 2015 on:

•	an actual basis;
•	an as adjusted basis to give effect to the Conversion and Stock Split; and
•	an as further adjusted basis to give effect to the Conversion, and the Stock Split, as well as this offering and the application of proceeds therefrom. See “Use of Proceeds.”

This table is derived from, and should be read together with, the historical condensed consolidated financial statements and related notes included elsewhere in this prospectus. You should also read this table in conjunction with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2015
(U.S. dollars in thousands)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents	$9,839	$			$(5)
Long-term indebtedness:
ABL(1)(2)	$4,169	$	$
First Lien Credit Agreement(1)(3)	160,896
Second Lien Credit Facility(1)	78,821			—
PIK Toggle Notes(1)	56,648			—
7% Senior Notes(1)	9,866			—
Total long-term indebtedness	$310,400	$	$
Stockholders’ equity:
Preferred stock, $0.01 par value (authorized 250,000 shares, 0 shares issued and outstanding)	—
Common Stock, $0.01 par value; authorized shares, 1,150,000; issued shares, 700,999; outstanding shares, 600,036; shares held in treasury, 100,963	6
Common stock, non-voting $0.01 par value; authorized shares, 250,000; issued and outstanding shares, 90,000	1
Additional paid in capital(4)	12,670
Accumulated other comprehensive loss	(4,088)
Accumulated deficit	(93,173)
Total Stockholders’ equity	(84,584)
Total capitalization	$225,816	$	$
(1)	The First Lien Credit Agreement, Second Lien Credit Facility and ABL are obligations of our wholly-owned indirect subsidiary, NATC. The First Lien Credit Agreement, Second Lien Credit Facility and ABL are guaranteed by NATC’s domestic subsidiaries, and the First Lien Credit Agreement and Second Lien Credit Facility are also guaranteed by our wholly-owned direct subsidiary, NATC Holding. The PIK Toggle Notes and 7% Senior Notes are solely obligations of TPB and are not guaranteed by any of TPB’s subsidiaries.
(2)	As of December 18, 2015, we have the ability to borrow $26.3 million under our ABL.
(3)	In each of October and December 2015, we made a voluntary prepayment of $5.0 million under the First Lien Credit Agreement.
(4)	On September 25, 2015, we issued 90,000 shares of non-voting common stock to Standard General in exchange for a like amount of common stock. Our non-voting common stock is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering. The value associated with the Standard General Warrant is $1.7 million as of September 30, 2015 and is included in additional paid in capital.
(5)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our as adjusted amount for each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, accumulated deficit and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares to be sold by us in this offering would increase or decrease our as adjusted amount for each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, accumulated deficit and total capitalization by approximately $ million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock and non-voting common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock and non-voting common stock held by existing stockholders.

We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less goodwill, net other intangible assets and total liabilities, by the number of shares of common stock and non-voting common stock outstanding. Our net tangible book value of our common stock and non-voting common stock as of                , 2015 was approximately $    million, or $     per share, based upon       shares outstanding.

On an as adjusted basis, after giving effect to the Stock Split, the Conversion and this offering at an assumed initial public offering price of $     per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, as well as the other transactions contemplated in this prospectus, our net tangible book value as of             , 2015 would have been $    million, or $     per share. This represents an immediate increase in as adjusted net tangible book value of $     per share to existing stockholders and an immediate dilution in net tangible book value of $     per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock	$
As adjusted net tangible book value per share attributable after giving effect to the Stock Split and the Conversion.	$
Increase in as adjusted net tangible book value per share attributable to new investors in this offering	$
Less: As adjusted net tangible book value per share after giving effect to the Stock Split, the Conversion and this offering	$
Immediate dilution in net tangible book value per share to new investors in the offering	$

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) our as adjusted net tangible book value by $     million or $     per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the as adjusted net tangible book value per share after this offering would be $     per share, and the dilution in net tangible book value per share to new investors in this offering would be $     per share.

The following table summarizes, on an as adjusted basis, as of             , 2015, after giving effect to the Stock Split, the Conversion and the completion of this offering and related transactions, the total cash consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering at an assumed initial public offering price of $     per share, before deducting estimated underwriting discounts and estimated expenses payable by us:

	Shares Issued		Total Consideration
	Number	Percent	Amount (U.S. dollars in thousands)	Percent	Average Price Per Share
Existing stockholders Interests		%	$	%	$
New investors		%		%
Total		100%	$	100%	$

A $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options are exercised, new options are granted under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to the new investors participating in this offering.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL AND
OTHER INFORMATION

The following tables set forth certain selected historical condensed consolidated financial data as of and for the periods indicated. The consolidated statements of operations data and cash flows data for and balance sheet data as of the fiscal years ended December 31, 2014 and 2013 were derived from our audited consolidated financial statements, included elsewhere in this prospectus. The consolidated statement of operations data and cash flows for and balance sheet data as of the fiscal years ended December 31, 2012, 2011 and 2010 were derived from our financial information not included in this prospectus. The consolidated statements of operations and cash flows data for the nine months ended September 30, 2015 and 2014, and the consolidated balance sheet data as of September 30, 2015 were derived from our unaudited interim consolidated financial statements, included elsewhere in this prospectus. In the opinion of management, the unaudited financial information includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair representation of this information. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year or any other interim period.

The information set forth below should be read in conjunction with “Capitalization,” “Summary Historical Condensed Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,			Year Ended December 31,
(U.S. dollars in thousands except per share data)	2015		2014	2014		2013	2012	2011	2010
	(unaudited)
Consolidated Statement of Operations Data:
Net sales		$150,516	$152,334		$200,329	$193,304	$186,741	$188,469	$174,524
Cost of sales		77,889	82,482		107,165	103,043	100,856	100,672	96,237
Gross profit		72,627	69,852		93,164	90,261	85,885	87,797	78,287
Selling, general and administrative expenses		39,385	33,445		45,108	46,822	41,391	42,813	39,582
Restructuring and impairment expenses (income)		—	—		—	—	—	—	(1,046)
Amortization expense		—	—		—	27	38	53	74
Operating income		33,242	36,407		48,056	43,412	44,456	44,931	39,677
Interest expense and financing costs		25,732	25,706		34,311	44,094	43,048	35,171	26,449
Loss on extinguishment of debt		—	42,780		42,780	441	—	232	—
Income (loss) before income taxes		7,510	(32,079)		(29,035)	(1,123)	1,408	9,528	13,228
Income tax expense (benefit)		734	323		370	486	978	1,101	(3,110)
Net income (loss)		$6,776	$(32,402)		$(29,405)	$(1,609)	$430	$8,427	$16,338

Net income per share data:(1)
Net income (loss) available per share:
Basic		$9.82	$(46.74)		$(42.47)	$(2.30)	$0.62	$12.06	$23.38
Diluted		$8.46	$(46.74)		$(42.47)	$(2.30)	$0.52	$10.36	$20.09
Weighted average shares outstanding:
Basic		690,010	693,287		692,442	698,732	698,732	698,732	698,732
Diluted		800,855	693,287		692,442	698,732	834,373	813,166	813,166
As adjusted net income available per share data(1)(2):
As adjusted net income available per share:
Basic	$			$
Diluted	$			$
As adjusted weighted average shares outstanding:
Basic
Diluted
As further adjusted net income available per share data(1)(2)(3):
As further adjusted net income available per share:
Basic	$			$
Diluted	$			$
As further adjusted weighted average shares outstanding:
Basic
Diluted

	Nine Months Ended September 30,		Year Ended December 31,
(U.S. dollars in thousands except per share data)	2015	2014	2014	2013	2012	2011	2010
(unaudited)
Unaudited supplemental pro forma earnings per share data(1)(2)(3)(4):
Basic	N/A		$
Diluted	N/A		$
Unaudited supplemental pro forma as adjusted weighted average shares outstanding:
Basic	N/A
Diluted	N/A
	Nine Months Ended September 30,		Year Ended December 31,
(U.S. dollars in thousands other than percentages)	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Other Financial Information:
Net cash provided by (used in) operating activities	$12,625	$1,872	$6,025	$3,026	$2,465	$19,010	$680
Net cash provided by (used in) investing activities	(1,528)	(1,096)	(1,314)	(723)	6,287	(1,634)	(259)
Net cash provided by (used in) financing activities	(9,725)	(22,107)	(31,623)	10,641	(914)	(6,492)	(257)
Capital expenditures	(1,100)	(1,096)	(1,314)	(729)	(739)	(1,260)	(2,650)
Depreciation and amortization	784	693	933	932	1,006	870	946
EBITDA(5)	34,026	(5,680)	6,209	43,903	45,462	45,569	40,623
Adjusted EBITDA(5)	38,832	37,453	48,792	49,609	48,699	47,262	39,932
Adjusted EBITDA Margin(5)	25.8%	24.6%	24.4%	25.7%	26.1%	25.1%	22.9%
	As Further Adjusted As of September 30,(3)	As Adjusted As of September 30,(2)	As of September 30,		As of December 31,
	2015	2015	2015	2014	2014	2013	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data (at period end):
Cash	$5,190	$9,839	$9,839	$14,048	$8,467	$35,379	$22,435	$14,597	$3,713
Working capital(6)	47,414	50,065	49,884	41,635	42,407	68,205	53,494	41,931	(15,746)
Total assets	248,628	256,348	257,009	255,372	250,205	293,607	265,395	260,168	233,803
Notes payable and long-term debt	165,065	273,690	310,400	319,535	312,553	300,564	283,480	279,024	273,173
Total liabilities	194,079	304,702	341,593	347,714	341,777	357,041	330,940	331,751	310,298
Total stockholders’ equity (deficit)	54,549	(48,354)	(84,584)	(92,342)	(91,572)	(63,434)	(65,545)	(71,583)	(76,495)
(1)	Per share data includes both voting and non-voting common stock. Our non-voting common stock is identical to our common stock, with the exception of voting rights. Holders of non-voting common stock are entitled to share in the earnings, losses, dividends and distributions to which holders of common stock are entitled.
(2)	As adjusted to give effect to the Stock Split and Conversion. In the Conversion, approximately $10.6 million of the aggregate principal amount of 7% Senior Notes and $28.9 million of the aggregate principal amount of PIK Toggle Notes will be converted into and shares of common stock, respectively. The following table provides our calculation of our as adjusted pro forma net income.
(U.S. dollars in thousands)	Nine months Ended September 30, 2015	Year ended December 31, 2014
	(unaudited)	(unaudited)
Net income (loss)	$6,776	$(29,405)
Pro forma adjustment for interest reduction:
PIK Toggle Notes	3,119	3,550
7% Senior Notes	784	908
Second and Third Lien Notes(a)	—	384
Pro forma adjustment for loss on extinguishment of PIK Toggle Notes(b)	(1,952)	—
As Adjusted Pro forma Net income (loss)	$8,727	$(24,563)
(a)	All of the outstanding second and third lien notes were repurchased and redeemed in January 2014.

(b)	The loss on extinguishment of debt is a result of the price at which the PIK Toggle Notes are expected to be converted in the Conversion. There is no loss on extinguishment of debt for the year ended December 31, 2014 as the PIK Toggle Notes were incurred after January 1, 2014.
(3)	As further adjusted pro forma net income further adjusts the as adjusted pro forma net income to give effect to the anticipated use of proceeds from this offering. We expect to use the net proceeds from this offering, together with cash on hand to: (i) repay $1.5 million in aggregate principal amount of the 7% Senior Notes (plus accrued and unpaid interest from September 30, 2015) and $29.0 million in aggregate principal amount of the PIK Toggle Notes (plus accrued and unpaid interest from September 30, 2015) and all amounts outstanding under our Second Lien Credit Facility, (ii) repurchase at least 85% of the Intrepid Warrants and all issued and outstanding Intrepid Options for an aggregate purchase price of approximately $4.3 million, and (iii) pay offering related fees and expenses. See “Use of Proceeds”. The following table provides our calculation of our as further adjusted pro forma net income
(U.S. dollars in thousands)	Nine months Ended September 30, 2015	Year ended December 31, 2014
	(unaudited)	(unaudited)
As Adjusted Pro forma Net income (loss)	$8,727	$(24,563)
Pro forma adjustment for interest reduction:
PIK Toggle Notes	3,119	3,550
7% Senior Notes	138	160
Second Lien Credit Facility	7,624	9,816
Second and Third Lien Notes(a)	—	322
Pro forma adjustment for loss on extinguishment of debt(b):
PIK Toggle Notes	(728)	—
7% Senior Notes	(501)	—
Second Lien Credit Facility	(7,181)	—
As Further Adjusted Pro forma Net income (loss)	$11,198	$(10,715)
(a)	All of the outstanding second and third lien notes were repurchased and redeemed in January 2014.
(b)	The loss on extinguishment of debt is a result of the difference between the carrying value and face amount of the debt as well as a prepayment penalty incurred in connection with the repayment of the Second Lien Credit Facility. There is no loss on extinguishment of debt for the year ended December 31, 2014 as such debt was incurred after January 1, 2014.
(4)	Unaudited supplemental pro forma earnings per share is provided in accordance with Staff Accounting Bulletin Topic 1.B.3 because we expect annual dividends to exceed earnings for the twelve months ended December 31, 2014. However, for the year ended December 31, 2014, we have not included any estimated incremental shares from this offering related to dividends in excess of earnings as they would be anti-dilutive due to the pro forma net loss for such period. We have not provided unaudited supplemental pro forma earnings per share for the 12 month period ended September 30, 2015 as dividends are not expected to exceed our pro forma net income for such period. See footnotes 2 and 3 for our calculations of pro forma net income.
(5)	EBITDA and Adjusted EBITDA are not financial measures recognized under U.S. generally accepted accounting principles (“GAAP”). We define “EBITDA” as net income before depreciation and amortization, interest expense and provision for income taxes. We define “Adjusted EBITDA” as net income before depreciation and amortization, interest expense, provision for income taxes, loss on extinguishment of debt, other non-cash items and other items that we do not consider ordinary course in our evaluation of ongoing operating performance. “Adjusted EBITDA Margin” is defined as the Adjusted EBITDA for that period divided by the net sales for that period. We present EBITDA and Adjusted EBITDA in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance and are also used by management to assess performance for the purposes of our executive compensation programs. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate to business performance.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	They do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	They do not reflect our significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; and
•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements.

To compensate for these limitations, we consider the economic effect of the excluded expense items independently and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
(U.S. dollars in thousands)	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Reconciliation of EBITDA and Adjusted EBITDA to net income:
Net income (loss)	$6,776	$(32,402)	$(29,405)	$(1,609)	$430	$8,427	$16,338
Add:
Interest Expense	25,732	25,706	34,311	44,094	43,048	35,171	26,449
Amortization Expense	—	—	—	27	38	53	74
Depreciation Expense	784	693	933	905	968	817	872
Income Tax Expense	734	323	370	486	978	1,101	(3,110)
EBITDA	$34,026	$(5,680)	$6,209	$43,903	$45,462	$45,569	$40,623
Components of Adjusted EBITDA
Loss on extinguishment of debt(a)	—	42,780	42,780	441	—	232	—
LIFO adjustment(b)	607	(253)	(798)	716	2,526	141	2,261
Pension/Postretirement expense(c)	279	38	16	407	623	492	(1,757)
Non-cash stock option and incentives expense	211	491	585	234	150	611	2
Foreign exchange hedging(d)	—	77	—	—	(65)	217	(151)
Other items(e)	3,709	—	—	3,908	3	—	(1,046)
Adjusted EBITDA	$38,832	$37,453	$48,792	$49,609	$48,699	$47,262	$39,932

(a)	Represents loss related to the repurchase and redemption of our previously outstanding second and third lien notes in 2014, termination of a revolving credit facility in 2013 and redemption and repurchase of various debt instruments in 2011.
(b)	Represents non-cash expense related to an inventory valuation allowance for LIFO reporting.
(c)	Represents our Pension/Postretirement expense.
(d)	Represents non-cash gain and loss stemming from our foreign exchange hedging activities.
(e)	Other items:
•	For the nine months ended September 30, 2015, the adjustment amounted to approximately $3.7 million, which consisted of $0.4 million relating to the one-time relocation of finished product for improved logistical services from three third-party distribution warehouses to a new third-party distribution warehouse, $1.4 million in fees for the study of strategic initiatives and $1.9 million of product launch costs of our new product lines, including our vaporizers within the NewGen segment.
•	For the year ended December 31, 2013, the aggregate adjustment amounted to $3.9 million, which consisted of approximately $3.2 million in expense related to the settlement of a contractual dispute regarding Gordian Group, LLC’s alleged right to remuneration under the terms of a 2009 engagement letter, an additional $0.1 million consisting of $0.5 million in legal expenses less $0.4 million reimbursement from our insurance company relating to the Langston Complaint (as described below) that was paid in 2013, and $0.6 million in expense relating to product launch costs of our new product lines, including our e-cigarettes and cartomizers within our NewGen segment.
•	For the year ended December 31, 2012, the adjustment amounted to $0.003 million, which consisted of the receipt of approximately $1.2 million that had been reserved in relation to promissory notes held by Mr. Thomas F. Helms, Jr. On November 19, 2012 Mr. Helms repaid in full his outstanding loans including the $1.2 million that had been reserved. The total adjustment also included a $1.2 million expense relating to the settlement of the Langston Complaint.
•	For the year ended December 31, 2010, the adjustment was approximately $(1.0) million for the restructuring income relating to the closure of a manufacturing facility in Louisville, Kentucky.
(6)	Represents total current assets less current liabilities as reflected on our balance sheet. See “Management’s Discussion & Analysis—Liquidity and Capital Reserves.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the historical financial condition and results of operations in conjunction with our historical condensed consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus. In addition, this discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. See “Cautionary Note Regarding Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

The following discussion relates to the audited financial statements and interim unaudited financial statements of TPB included elsewhere in this prospectus. In this discussion, unless the context requires otherwise, references to “our Company” “we,” “our,” or “us” refer to Turning Point Brands, Inc. and our consolidated subsidiaries. References to “TPB” refer to Turning Point Brands, Inc. without any of its subsidiaries. We were incorporated in 2004 under the name North Atlantic Holding Company, Inc. On November 4, 2015, we changed our name to Turning Point Brands, Inc. Many of the amounts and percentages in this discussion have been rounded for convenience of presentation.

Overview

We are a leading independent provider of Other Tobacco Products (“OTP”) in the U.S. We sell a wide range of products across the OTP spectrum, including moist snuff, loose leaf chewing tobacco, premium cigarette papers, make-your-own (“MYO”) cigar wraps and cigar smoking tobacco, cigars, liquid vapor products and tobacco vaporizer products. We do not sell cigarettes. We estimate that the OTP industry generated approximately $10.0 billion in manufacturer revenue in 2014. In contrast to manufactured cigarettes, which have been experiencing declining sales for decades based on data published by the TTB, the OTP industry is demonstrating increased consumer appeal. For instance, according to Management Science Incorporated (“MSAi”), OTP consumer units shipped to retail increased by approximately 2% from 2013 to 2014.

Our portfolio of brands includes some of the most widely recognized names in the OTP industry, such as Zig-Zag®, Beech-Nut®, Stoker’s®, Trophy®, Havana Blossom®, Durango®, Our Pride® and Red Cap™. The following table sets forth the market share and category rank of our core products and demonstrates their industry positions:

Brand	Product	TPB Segment	Market Share(1)	Category Rank(1)
Stoker’s®	Chewing Tobacco	Smokeless Products	15.1%	#1 discount / #2 overall
Beech-Nut®	Chewing Tobacco	Smokeless Products	4.4%	#3 premium
Stoker’s®	Moist Snuff	Smokeless Products	2.3%	#6 discount / #7 overall
Zig-Zag®	Cigarette Papers	Smoking Products	31.4%	#1 premium
Zig-Zag®	MYO Cigar Wraps	Smoking Products	76.6%	#1 overall
V2®	E-cigarettes	NewGen Products	7.0%	#5 overall
Zig-Zag®	E-liquid	NewGen Products	4.7%	#6 overall
(1)	Market share and category rank data for all products are derived from MSAi data as of July 11, 2015.

We currently ship to in excess of 900 direct wholesale customers with an additional 240 secondary, indirect wholesalers in the U.S. that carry and sell our products. As of July 11, 2015, our products are available in over 176,000 U.S. retail locations which, with the addition of retail stores in Canada, brings our total North American retail presence to an estimated 200,000 points of distribution. Our sales team targets widespread distribution to all traditional retail channels, including convenience stores, where over 60% of all OTP volume is currently sold according to MSAi data, achieving product availability in each of the top ten convenience store chains in the U.S. as of July 11, 2015. We achieved net sales for the nine months ended September 30, 2015 and the year ended December 31, 2014 of $150.5 million and $200.3 million, respectively. For the nine months ended September 30, 2015 and the year ended December 31, 2014, our Adjusted EBITDA was $38.8 million and $48.8 million, respectively, and we had net income of $6.8 million and net loss of $29.4 million, respectively.

We generate revenues from the sale of our products primarily to wholesale distributors who in turn resell them to retail operations, as well as from the sale of our products directly to retail operations. Our net sales, which include federal excise taxes, consist of gross sales, net of cash discounts, returns, and selling and marketing allowances.

Our principal operating expenses include the cost of raw materials used to manufacture the limited number of our products which we manufacture; the cost of finished products, which are purchased goods; federal excise taxes; FDA assessment, restructuring and impairment expenses; legal expenses and compensation expenses, including benefits and costs of salaried personnel. Our other principal expenses include interest expense and amortization of deferred financing costs and other expenses.

We operate in three segments: (i) smokeless products, (ii) smoking products and (iii) NewGen products. In our smokeless products segment we manufacture and market moist snuff and contract for and market loose leaf chewing tobacco products. In our smoking products segment, we (i) market and distribute cigarette papers and related products, as well as package, market and distribute MYO cigarette smoking tobaccos and related products and (ii) market and distribute MYO cigar wraps, MYO loose cigar smoking tobacco, and cigars, and package, market and distribute traditional pipe tobaccos. In our NewGen products segment, we market and distribute liquid vapor products, tobacco vaporizer products, certain other related products, such as e-liquids and shishafruits, shisha gels and other products without tobacco and/or nicotine.

The table below presents financial information for reported segments for the nine months ended September 30, 2015 and 2014, and the years ended December 31, 2014 and 2013:

	September 30, 2015	September 30, 2014	December 31, 2014	December 31, 2013
Net Sales
Smokeless Products	$54,873	$53,055	$71,465	$70,248
Smoking Products	81,903	83,890	108,799	117,884
NewGen Products	13,740	15,389	20,065	5,172
	$150,516	$152,334	$200,329	$193,304
Operating Income
Smokeless Products	$13,189	$15,446	$21,357	$16,176
Smoking Products	21,554	19,638	25,500	26,242
NewGen Products	(504)	2,018	2,345	994
Other(1)	(152)	(47)	(66)	—
	$34,087	$37,055	$49,136	$43,412
Less Eliminations(2)	(845)	(648)	(1,080)	—
	$33,242	$36,407	$48,056	$43,412
Interest expense and deferred financing costs	(25,732)	(25,706)	(34,311)	(44,094)
Loss on extinguishment of debt	—	(42,780)	(42,780)	(441)
Income (Loss) before income taxes	$7,510	$(32,079)	$(29,035)	$(1,123)
Assets
Smokeless Products	$86,232	$80,417	$76,550	$107,400
Smoking Products	510,138	481,668	487,778	462,636
NewGen Products	15,090	17,554	15,883	22,010
Other(1)	32,430	32,506	32,506	32,539
	643,890	612,145	612,717	624,585
Less Eliminations(2)	(386,881)	(356,773)	(362,512)	(330,978)
	$257,009	$255,372	$250,205	$293,607
(1)	“Other” includes our assets that are not assigned to our three reportable segments, such as intercompany transfers and investments in subsidiaries. All goodwill has been allocated to our reportable segments.
(2)	“Elimination” includes the elimination of intercompany accounts between segments and investments in subsidiaries.

Key Factors Affecting Our Results of Operations

We consider the following factors to be the key factors affecting our results of operations:

•	Our ability to further penetrate markets with our existing products;
•	Our ability to introduce new products and product lines that complement our core business;
•	Decreasing interest in tobacco products among consumers;
•	Price sensitivity in our end-markets;
•	Marketing and promotional initiatives, which cause variability in our month-to-month results;
•	General economic conditions, including consumer access to disposable income;
•	Cost and increasing regulation of promotional and advertising activities;
•	Counterfeit and other illegal products in our end-markets; and
•	Currency fluctuations.

Critical Accounting Policies and Uses of Estimates

We believe the accounting policies below represent our critical accounting policies due to the estimation process involved in each. See Note 2, to our 2014 audited consolidated financial statements included elsewhere in this prospectus for a detailed discussion of our accounting policies. Our significant estimates include those affecting the valuation and useful lives of property, plant and equipment and goodwill and other intangible assets, assumptions used in determining pension and postretirement benefit obligations, realization of deferred tax assets, allowance for doubtful accounts and inventory valuation and obsolescence.

Segment Reporting. In accordance with Financial Accounting Standards Board Accounting Standard Codification (“ASC”) 280, Segment Reporting, we have three reportable segments: (1) smokeless products, (2) smoking products, and (3) NewGen products. In our smokeless products segment we manufacture and market moist snuff and contract for and market loose leaf chewing tobacco products. In our smoking products segment, we (i) market and distribute cigarette papers and related products, as well as package, market and distribute MYO cigarette smoking tobaccos and related products and (ii) market and distribute MYO cigar wraps, MYO loose cigar smoking tobacco, and cigars, and package, market and distribute traditional pipe tobaccos. In our NewGen products segment, we market and distribute liquid vapor products, tobacco vaporizer products, certain other related products such as e-liquids, shishafruits and shisha gels and other products without tobacco and/or nicotine.

Revenue Recognition. We recognize revenues and the related costs upon delivery to the customer, at which time there is a transfer of title and risk of loss to the customer in accordance with the ASC 605-10-S99. We classify customer rebates as sales deductions in accordance with the requirements of ASC 605-50-25.

Derivative Instruments. We enter into foreign currency forward contracts to hedge a portion of our exposure to changes in foreign currency exchange rates on inventory purchase commitments with respect to inventory purchases, such as cigarette papers, made pursuant to the Bolloré Distribution Agreement, which is denominated in Euros. Under our policy, we may hedge up to 80% of anticipated purchases of inventory under the Bolloré master contract over a forward period not to exceed twelve months. As of September 30, 2015, we had not hedged for any non-inventory items, but we may, from time to time, hedge up to 90% of non-inventory purchases in the denominated invoice currency. Forward contracts that qualify as hedges under ASC 815 are adjusted to their fair value through other comprehensive income as determined by market prices on the measurement date except any ineffectiveness which is currently recognized in income. Gains and losses on these inventory contracts are transferred from other comprehensive income into net income as the related inventories are received. Changes in fair value of any contracts that do not qualify for hedge accounting under ASC 815 or are not designated as hedges are recognized in income currently. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be highly effective as a hedge, we discontinue hedge accounting prospectively if (1) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is not designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current-period earnings.

Goodwill. We follow ASC 350, Intangibles – Goodwill and Other, under which goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise using a two-step approach that first compares the book value to the fair value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. No impairment exists if the fair value exceeds book value. If an impairment exists, then the second step, used to measure the amount of impairment loss, compares the implied fair value of reporting goodwill with the carrying amount of the goodwill. The goodwill balances attributable to each of our reporting units are tested for impairment by comparing the fair value of each reporting unit to its carrying value as of December 31 each year. We have not sold or disposed of any intangible asset. Fair value is determined through projections of volumes, pricing, costs and inflation by segment and subsidiary, a projection of working capital and capital spending, and residual value at the end of the projection period to capitalize the future value of the cashflows beyond the years projected. The overall resulting projected cashflows are discounted at a risk adjusted discount rate. We have reported that no impairment of goodwill and other intangible assets has occurred as of December 31, 2014.

Retirement Plans. We follow the provisions of ASC 715, Compensation – Retirement Benefits in accounting for our retirement plans, which requires an employer to (i) recognize in its statement of financial position the funded status of a benefit plan, measured as the difference between the fair value of plan assets and benefit obligations, (ii) recognize net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (iii) measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position.

Income Taxes. We account for income taxes under ASC 740. We record the effects of income taxes under the liability method in which deferred income tax assets and liabilities are recognized based on the difference between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. We assess our ability to realize future benefits of deferred tax assets to determine if they meet the “more likely than not” criteria in ASC 740, Income Taxes. If we determine that future benefits do not meet the “more likely than not” criteria, a valuation allowance is recorded.

Stock-Based Compensation. We measure stock compensation costs related to our stock options on the fair value based method under the provisions of ASC 718, Compensation – Stock Compensation, which requires compensation cost for stock options to be recognized based on the fair value of stock options granted. We determined the fair value of these awards using the Black-Scholes option pricing model.

Accounts Receivable. Accounts receivable are recognized at their net realizable value. All accounts receivable are trade-related and are recorded at the invoiced amount and do not bear interest. We maintain allowances for doubtful accounts receivable for estimated uncollectible invoices resulting from the customer’s inability to pay, which may result in write-offs. The activity of allowance for doubtful accounts for the nine-months ended September 30, 2015 and 2014 and during the years ended December 31, 2014 and 2013 is as follows (in thousands):

(U.S. dollars in thousands)	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013
	(unaudited)
Balance at beginning of period	$137	$140	$140	$150
Increase for doubtful accounts	—	17	—	10
Charge offs, net	—	(35)	(3)	(20)
Balance at end of period	$137	$122	$137	$140

Inventories. Inventories are stated at the lower of cost or market. Cost was determined using the LIFO method for approximately 56% of the inventories at September 30, 2015 and 46% of the inventories at December 31, 2014. Leaf tobacco is presented in current assets in accordance with standard industry practice, notwithstanding the fact that such tobaccos are carried longer than one year for the purpose of curing. We recorded an inventory valuation allowance of $0.4 million at September 30, 2015 and $1.6 million at December 31, 2014.

Jumpstart Our Business Startups Act of 2012

We chose to “opt out” of the provision of the JOBS Act that permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will comply with new or revised accounting standards as required for public companies. Our decision to opt out of the extended transition period provided in the JOBS Act is irrevocable.

Results of Operations

Summary

The table and discussion set forth below relates to our consolidated results of operations for the nine months ended September 30, 2015 and 2014 and years ended December 31, 2014 and 2013:

	Nine Months Ended September 30,		Year Ended December 31,
(U.S. dollars in thousands)	2015	2014	2014	2013
	(unaudited)
Consolidated Results of Operations Data:
Net sales	$150,516	$152,334	$200,329	$193,304
Cost of sales	77,889	82,482	107,165	103,043
Gross profit	72,627	69,852	93,164	90,261
Selling, general and administrative expenses	39,385	33,445	45,108	46,822
Amortization expense	—	—	—	27
Operating income	33,242	36,407	48,056	43,412
Interest expense and financing costs	25,732	25,706	34,311	44,094
Loss on extinguishment of debt	—	42,780	42,780	441
Income (loss) before income taxes	7,510	(32,079)	(29,035)	(1,123)
Income tax expense	734	323	370	486
Net income (loss)	$6,776	$(32,402)	$(29,405)	$(1,609)

Components of our Results of Operations

Set forth below is a brief description of the composition of the key line items of our consolidated income statement:

Net Sales. Net sales includes gross sales from the direct sales of our products to wholesalers and retailers less discounts, returns and selling and marketing allowances. Gross sales is the aggregate number of cases sold in a particular segment without adjusting for returns. Aggregate average price per case is the average price per case of all products within a segment.

Cost of Sales. Cost of sales includes our manufacturing costs or the cost of purchases for resale (“CPR”). Each product category within a segment has a different cost of goods sold.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include research and development costs, shipping costs, compensation expenses, depreciation expenses, professional and board fees and all other expenses necessary for our operations.

Amortization Expense. Amortization expense relates to the amortization of intangible assets.

Interest Expense and Financing Costs. Interest expense includes interest charged on our outstanding debt. Financing costs are costs incurred in connection with refinancing transactions we conducted in January 2014 (the “Refinancing Transactions”). In the Refinancing Transactions, we issued our 7% Senior Notes and our PIK Toggle Notes, and entered into our ABL, First Lien Credit Agreement and Second Lien Credit Facility. Using the proceeds from these transactions, we conducted a tender offer for our outstanding second and third lien notes, redeemed any such notes not repurchased in the tender offers and terminated our revolving credit facility.

Loss on Extinguishment of Debt. Loss on extinguishment of debt refers to the repurchase and redemption of our previously outstanding second lien and third lien notes in the Refinancing Transactions.

Income Tax Expense. Income tax expense includes federal and state income taxes on our net income (loss).

Comparison of the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

Net Sales. For the nine months ended September 30, 2015, net sales decreased to $150.5 million from $152.3 million in the nine months ended September 30, 2014, a decrease of $1.8 million, or 1.2%. This decrease was caused by a decrease in net sales in the smoking products segment and NewGen products segment, partially offset by increases in net sales in the smokeless products segment.

For the nine months ended September 30, 2015, net sales in the smokeless products segment increased to $54.9 million from $53.1 million in the nine months ended September 30, 2014, an increase of $1.8 million, or 3.4%. This increase was principally due to an increase in gross case sales from 333,141 to 348,231, and price increases on certain loose leaf and moist snuff products instituted during the second and third quarters of 2015.

The aggregate average price per case of smokeless products decreased to $241.73 as of September 30, 2015 from $248.27 as of September 30, 2014, a decrease of $6.54 per case, or 2.6%, principally due to the addition of 1.2 oz. cans of snuff products to our portfolio, which has a lower price per case.

For the nine months ended September 30, 2015, net sales in the smoking products segment decreased to $81.9 million from $83.9 million in the nine months ended September 30, 2014, a decrease of $2.0 million, or 2.4%. This decrease was principally due to a decrease in gross case sales from 273,908 to 251,035, which was partially offset by average price increases on certain products within our premium cigarette paper and cigar wrap categories, instituted during the fourth quarter of 2014, and the first and second quarters of 2015. The aggregate average price per case of smoking products increased to $322.22 as of September 30, 2015 from $291.61 as of September 30, 2014, an increase of $30.61 per case, or 10.5%, principally due to the price increases on certain products within our premium cigarette papers and cigar wrap categories noted above.

For the nine months ended September 30, 2015, net sales in the NewGen products segment decreased to $13.7 million from $15.4 million in the nine months ended September 30, 2014, a decrease of $1.6 million or 10.7%. This decrease was principally due to an increase in allowances which is deducted from gross sales in calculating net sales.

Cost of Sales. For the nine months ended September 30, 2015, cost of sales decreased to $77.9 million from $82.5 million in the nine months ended September 30, 2014, a decrease of $4.6 million, or 5.6%, principally due to a decrease in cost of sales in the smoking product segment and NewGen products segment, partially offset by increases in cost of sales in the smokeless products segments.

For the nine months ended September 30, 2015, cost of sales in the smokeless products segment increased to $27.0 million from $25.5 million for the nine months ended September 30, 2014, an increase of $1.5 million, or 5.9%, principally due to an incremental increase in net sales of which moist snuff, which has a higher manufacturing cost, represents the largest portion.

For the nine months ended September 30, 2015, cost of sales in the smoking products segment decreased to $41.3 million from $46.7 million for the nine months ended September 30, 2014, a decrease of $5.5 million, or 11.7%, principally due to an incremental decrease in net sales in the segment, and in particular a decrease in sales volume of cigar and pipe products which have higher manufacturing costs than other products in the segment.

For the nine months ended September 30, 2015, cost of sales in the NewGen products segment decreased to $9.6 million from $10.2 million for the nine months ended September 30, 2014, a decrease of $0.6 million, or 6.1%, principally reflecting a decrease in net sales represented by sales of disposable e-cigarettes which have a higher CPR.

Gross Profit. For the nine months ended September 30, 2015, gross profit increased to $72.6 million from $69.9 million for the nine months ended September 30, 2014, an increase of $2.8 million, or 4.0%, principally due to an increase in gross profit in the smokeless and smoking products segments, partially offset by a decrease in gross profit in the NewGen products segment.

For the nine months ended September 30, 2015, gross profit in the smokeless products segment increased to $27.8 million from $27.5 million for the nine months ended September 30, 2014, an increase of $0.3 million, or 1.1%. Gross margin for this segment as a percentage of net sales decreased to 50.7% of net sales for the nine months ended September 30, 2015, from 51.9% in the nine months ended September 30, 2014, due principally to an increase in sales volume of moist snuff products which have higher manufacturing costs.

For the nine months ended September 30, 2015, gross profit in the smoking products segment increased to $40.6 million from $37.2 million for the nine months ended September 30, 2014, an increase of $3.5 million, or 9.4%.

Gross margin for this segment as a percentage of net sales increased to 49.6% of net sales for the nine months ended September 30, 2015, from 44.3% for the nine months ended September 30, 2014 principally due to decreased sales volume of cigar and pipe products which have higher manufacturing costs.

For the nine months ended September 30, 2015, gross profit in the NewGen products segment decreased to $4.1 million from $5.2 million for the nine months ended September 30, 2014, a decrease of $1.0 million, or 19.8%. Gross margin for this segment as a percentage of net sales decreased to 30.1% of net sales for the nine months ended September 30, 2015, from 33.5% for the nine months ended September 30, 2014, principally due to an increase in sales volume of e-cigarette products which have higher manufacturing costs.

Selling, General and Administrative Expenses. For the nine months ended September 30, 2015, selling, general, and administrative expenses increased to $39.4 million from $33.4 million for the nine months ended September 30, 2014, an increase of $5.9 million, or 17.8%, principally due to an increase in board expenses associated with strategic initiatives, compensation increases, including benefits, legal and litigation expenses, outbound freight expenses and consumer-related marketing program expenses, of $1.1 million, $1.1 million, $0.6 million, $1.5 million and $0.5 million, respectively.

Interest Expense and Financing Costs. For the nine months ended September 30, 2015, interest expense and amortization of deferred financing costs remained relatively flat at $25.7 million as compared to the nine months ended September 30, 2014.

Loss on extinguishment of debt. For the nine months ended September 30, 2015, we did not extinguish any debt. For the nine months ended September 30, 2014, we incurred a loss of $42.8 million associated with the Refinancing Transactions.

Income Tax Expense. For the nine months ended September 30, 2015, income tax expense increased to $0.7 million from $0.3 million for the nine months ended September 30, 2014, an increase of $0.4 million, due to an increase in state income taxes.

Net Income/(Loss). For the nine months ended September 30, 2015, net income increased to $6.8 million from a net loss of $32.4 million in the nine months ended September 30, 2014, an increase of $39.2 million for the reasons set forth above.

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

Net Sales. For the year ended December 31, 2014, net sales increased to $200.3 million from $193.3 million for the year ended December 31, 2013, an increase of $7.0 million, or 3.6%, principally due to an increase in net sales in the smokeless and NewGen products segments, which was partially offset by a decrease in net sales in the smoking products segment.

For the year ended December 31, 2014, net sales in the smokeless products segment increased to $71.5 million, from $70.2 million for the year ended December 31, 2013, an increase of $1.3 million, or 1.7%, principally due an increase in gross case sales to 445,947 from 431,125 or 3.4% and price increases on certain loose leaf and moist snuff products instituted during the fourth quarter of 2013 and the second and third quarters of 2014. The aggregate average price per case of smokeless products decreased to $236.09 for the year ended December 31, 2014 from $237.45 for the year ended December 31, 2013, a decrease of $1.36 per case, or 0.6%, principally due to the addition of 1.2 oz. cans of snuff to our portfolio of products which have a lower price per case.

For the year ended December 31, 2014, net sales in the smoking products segment decreased to $108.8 million from $117.9 million for the year ended December 31, 2013, a decrease of $9.1 million, or 7.7%, principally due to a decrease in gross case sales to 354,395 from 388,742 or 8.8% which was partially offset by price increases on certain premium cigarette paper and cigar wrap products instituted each quarter in 2013, and the second and fourth quarters of 2014. The aggregate average price per case of smoking products increased to $297.79 for the year ended December 31, 2014 from $276.06 for the year ended December 31, 2013, an increase of $21.73 per case, or 7.9%, principally due to price increases on certain premium cigarette paper and cigar wrap products.

For the year ended December 31, 2014, net sales in the NewGen products segment increased to $20.1 million from $5.2 million for the period from September 1, 2013 through December 31, 2013, an increase of $14.9 million, principally due to us only having a four-month sales period in 2013 in this segment. The aggregate average price per case in the NewGen products segment decreased to $361.01 for the year ended December 31, 2014 from $369.98 for the year ended December 31, 2013, a decrease of $8.97 per case, or 2.4%, principally due to the increased sales of certain e-liquid products which have a lower price per case.

Cost of Sales. For the year ended December 31, 2014, cost of sales increased to $107.2 million from $103.0 million for the year ended December 31, 2013, an increase of $4.1 million, or 4.0%, principally due to an increase in cost of sales in the NewGen products segment, partially offset by decreases in cost of sales in the smoking and smokeless products segments.

For the year ended December 31, 2014, cost of sales in the smokeless products segment decreased to $33.5 million from $34.5 million for the year ended December 31, 2013, a decrease of $0.9 million, or 2.7%, principally due to a reduction in manufacturing costs associated with our moist snuff products compared to the prior year.

For the year ended December 31, 2014, cost of sales in the smoking products segment decreased to $60.1 million from $65.4 million for the year ended December 31, 2013, a decrease of $5.3 million, or 8.1%, principally due to an incremental decrease in net sales of which there was a decrease in sales volume of cigar and pipe products which have higher manufacturing costs than other products in the segment.

For the year ended December 31, 2014, cost of sales in the NewGen products segment increased to $13.5 million from $3.1 million for the period from September 1, 2013 through December 31, 2013, an increase of $10.3 million, principally due to the fact that we only sold products in this segment for four months during 2013.

Gross Profit. For the year ended December 31, 2014, gross profit increased to $93.2 million from $90.3 million for the year ended December 31, 2013, an increase of $2.9 million, or 3.2%, principally due to increases in gross profit in the smokeless and NewGen products segments, partially offset by a decrease in the smoking products segment.

For the year ended December 31, 2014, gross profit in the smokeless products segment increased to $37.9 million from $35.8 million for the year ended December 31, 2013, an increase of $2.1 million, or 6.0%. Gross margin for this segment as a percentage of net sales increased to 53.1% of net sales from 51.0% in the year ended December 31, 2013 due principally to a reduction in manufacturing costs associated with our moist snuff products as compared to the prior year.

For the year ended December 31, 2014, gross profit in the smoking products segment decreased to $48.7 million from $52.4 million for the year ended December 31, 2013, a decrease of $3.8 million, or 7.2%. Gross margin for this segment as a percentage of net sales increased to 44.7% of net sales in the year ended December 31, 2014 from 44.5% in the year ended December 31, 2013, principally due to higher margin products constituting a greater percentage of net sales.

For the year ended December 31, 2014, gross profit in the NewGen products segment increased to $6.6 million from $2.0 million for the year ended December 31, 2013, an increase of $4.6 million, or 224.6%. Gross margin for this segment as a percentage of net sales decreased to 32.8% of net sales for the year ended December 31, 2014 from 39.2% in the year ended December 31, 2013, principally due to lower margin vaporizer and e-liquid products constituting a higher percentage of net sales as compared to the prior year.

Selling, General and Administrative Expenses. For the year ended December 31, 2014, selling, general, and administrative expenses decreased to $45.1 million from $46.8 million for the year ended December 31, 2013, a decrease of $1.7 million, or 3.7%, due to legal expenses and a settlement expense of $2.0 million relating to a complaint against us by Gordian Group, LLC.

Amortization Expense. For the year ended December 31, 2014, there was no amortization expense related to our intangible assets compared to $0.03 million for the year ended December 31, 2013.

Interest Expense and Financing Costs. For the year ended December 31, 2014, interest expense and amortization of deferred financing costs decreased to $34.3 million from $44.1 million for the year ended December 31, 2013, a decrease of $9.8 million, or 22.2%, principally due to lower interest rates on long-term debt achieved through the Refinancing Transactions.

Loss on Extinguishment of Debt. For the year ended December 31, 2014, loss on extinguishment of debt increased to $42.8 million from $0.4 million for the year ended December 31, 2013, an increase of $42.4 million, principally due to the Refinancing Transactions.

Income Tax Expense. For the year ended December 31, 2014, income tax expense decreased to $0.4 million from $0.5 million for the year ended December 31, 2013, a decrease of $0.1 million, or 20.0%, principally due to lower state taxes in 2014.

Net Income/(Loss). For the year ended December 31, 2014, net loss amounted to $29.4 million compared to net loss of $1.6 million for the year ended December 31, 2013, a decrease of $27.8 million, principally due to the reasons discussed above.

Liquidity and Capital Reserves

Our principal uses for cash are working capital, debt service and capital expenditures. In addition, following completion of this offering we intend to pay a quarterly dividend to our voting and non-voting stockholders of between 1.0% and 1.25% of our market capitalization (amounting to an annual dividend of approximately 4.0% to 5.0% of our market capitalization), commencing with the first full fiscal quarter after this offering. Our principal sources of cash are cash flows from operations and borrowing availability under our ABL.

We believe that our cash flows from operations and borrowing availability under our ABL are adequate to satisfy our operating cash requirements for the foreseeable future.

Our working capital, which we define as current assets less current liabilities as reflected on our balance sheet, increased to $49.9 million at September 30, 2015 from $42.4 million at December 31, 2014, an increase of $7.5 million, or 17.6%, principally due to a reduction in the borrowings outstanding under the ABL and an increase in other current assets. Our working capital decreased to $42.4 million at December 31, 2014 from $68.2 million at December 31, 2013, a decrease of $25.8 million, or 37.8%, principally due to a reduction in cash and inventory and an increase in the borrowings outstanding under the ABL, partially offset by a decrease in accounts payable and accrued interest expense.

	Nine Months ended September 30,	Year ended December 31,
(U.S. dollars in thousands)	2015	2014	2013
	(unaudited)
Current Assets	$74,491	$68,258	$111,474
Current Liabilities	$24,607	$25,851	$43,269
Working Capital	$49,884	$42,407	$68,205

During the nine months ended September 30, 2015 and the year ended December 31, 2014, we incurred $1.1 million and $1.3 million, respectively, in capital expenditures. We believe that our capital expenditure requirements for 2015 will not exceed $2.6 million.

We had unrestricted cash on hand of $9.8 million, $8.5 million, and $35.4 million as of September 30, 2015, December 31, 2014, and December 31, 2013, respectively. We had restricted cash of $31.8 million, $31.7 million, and $31.6 million as of September 30, 2015, December 31, 2014, and December 31, 2013, respectively. Restricted cash principally consists of escrow deposits under the MSA. On the 25th anniversary of each annual deposit, we are entitled to receive reimbursement of the principal amount of escrow remaining for that year. See “—Distribution Agreements—Master Settlement Agreement.”

Cash Flows From Operating Activities

The following table sets out the principal components of our cash flows from operating activities for the nine months ended September 30, 2015 and 2014, and for the years ended December 31, 2014 and 2013:

	Nine months ended September 30,		Year ended December 31,
(U.S. dollars in thousands)	2015	2014	2014	2013
	(unaudited)
Net Income (loss)	$6,776	$(32,402)	$(29,405)	$(1,609)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Loss on extinguishment of debt	—	42,780	42,780	441
Loss (gain) on sale of property, plant and equipment	(1)	—	—	3
Depreciation expense	784	693	933	905
Amortization expense	—	—	—	27
Amortization of deferred financing costs	1,086	1,057	1,453	2,514
Amortization of original issue discount	785	779	1,044	1,256
Interest incurred but not paid on PIK toggle note	6,057	4,993	6,867	—
Interest incurred but not paid on 7% senior notes	426	325	721	—
Interest incurred but not paid on third lien notes	—	—	—	3,328
Interest paid on third lien notes	—	(6,528)	(6,528)	—
Deferred income taxes	(7)	(3)	37	23
Stock compensation expense	129	306	364	234
Member unit compensation expense	82	185	221	—
Changes in operating assets and liabilities
Accounts receivable	(2,568)	(218)	678	106
Inventories	(241)	17,490	16,005	(12,969)
Other current assets	(2,052)	1,970	(379)	(3,243)
Prepaid pension costs	—	(1,112)	1,019	(1,019)
Other assets	(106)	(148)	(174)	(193)
Accounts payable	1,509	(10,075)	(10,117)	11,482
Accrued pension liabilities	123	(385)	(3,054)	(713)
Accrued postretirement liabilities	(94)	(43)	(99)	(381)
Accrued expenses and other	(63)	(17,792)	(16,341)	2,834
Net cash provided by (used in) operating activities	$12,625	$1,872	$6,025	$3,026

For the nine months ended September 30, 2015, net cash provided by operating activities increased to $12.6 million from $1.9 million for the nine months ended September 30, 2014, an increase of $10.8 million, or 574.4%, principally due to higher accrued interest payments in the first nine months of 2014, which was partially offset by higher selling, general and administrative expenses during the first nine months of 2015.

For the year ended December 31, 2014, net cash provided by operating activities increased to $6.0 million from $3.0 million for the year ended December 31, 2013, an increase of $3.0 million, or 99.1%, principally due to lower interest expenses from debt instruments with lower interest rates.

Cash Flows from Investing Activities

The following table sets out the principal components of our cash flows from investing activities for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014 and 2013:

	Nine Months ended September 30,		Year ended December 31,
(U.S. dollars in thousands)	2015	2014	2014	2013
	(unaudited)
Capital expenditures	$(1,100)	$(1,096)	$(1,314)	$(729)
Proceeds from sale of property, plant and equipment	2	—	—	6
Note Receivable	(430)	—	—	—
Net cash used in investing activities	$(1,528)	$(1,096)	$(1,314)	$(723)

For the nine months ended September 30, 2015, net cash used in investing activities increased to $1.5 million from $1.1 million for the nine months ended September 30, 2014, an increase of $0.4 million, or 39.4%, principally due to an increase in capital expenditures and the issuance of a note receivable to a supplier of approximately $0.4 million.

For the year ended December 31, 2014, net cash used in investing activities increased to $1.3 million from $0.7 million for the year ended December 31, 2013, an increase of $0.6 million or 81.7%, principally due to an increase in capital expenses.

Cash Flows from Financing Activities

The following table sets out the principal components of our cash flows provided by financing activities for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014 and 2013:

	Nine months ended September 30,		Year ended December 31,
(U.S. dollars in thousands)	2015	2014	2014	2013
	(unaudited)
Proceeds from revolving credit facility, net	$(3,184)	$12,217	$7,353	$—
Proceeds from term loans	—	246,700	246,700	—
Proceeds from (payments for) secured promissory note	—	(8,260)	(12,500)	12,500
Proceeds from PIK toggle note	—	45,000	45,000	—
Proceeds from 7% senior notes	—	11,000	11,000	—
Payments for first lien term loan	(6,237)	(1,238)	(1,650)	—
Payments for second and third lien notes	—	(317,633)	(317,633)	—
Prepaid equity issuance costs	(305)	—	—	—
Payments for financing costs	—	(8,457)	(8,457)	(1,117)
Redemption of common stock	—	(1,436)	(1,436)	—
Other	1	—	—	(742)
Net cash provided by (used in) financing activities	$(9,725)	$(22,107)	$(31,623)	$10,641

For the nine months ended September 30, 2015, net cash used in financing activities decreased to $9.7 million from $22.1 million for the nine months ended September 30, 2014, a decrease of $12.4 million, or 56%, principally due to the Refinancing Transactions.

For the year ended December 31, 2014, net cash used in financing activities was $31.6 million compared with net cash provided by of $10.6 million for the year ended December 31, 2013, an increase of $42.3 million, principally due to repayment of debt obligations in the Refinancing Transactions, partially offset by the receipt of proceeds from term loans.

Long-Term Debt

Our long-term indebtedness currently consists of our ABL, first lien credit agreement (prior to the completion of the offering and related transactions described herein, the “Original First Lien Credit Agreement”), Second Lien Credit Facility, the PIK Toggle Notes and the 7% Senior Notes. As of September 30, 2015, we were in compliance with the financial and restrictive covenants in our existing debt instruments. We intend to use a portion of the proceeds from this offering, together with cash on hand, to repay in full borrowings outstanding under our Second Lien Credit Facility and the $29.0 million in aggregate principal amount of PIK Toggle Notes and approximately $1.5 million in aggregate principal amount of 7% Senior Notes (plus accrued but unpaid interest thereon from September 30, 2015) that remain outstanding following the Conversion. In addition, the SG Credit Line may be used to finance acquisitions that are approved by Standard General L.P. in its sole discretion. The following table provides outstanding balances under our debt instruments as of September 30, 2015 on an actual basis and an as further adjusted basis.

(U.S. dollars in thousands)	Actual	As further adjusted(1)
ABL(2)	$4,169	$
First Lien Credit Agreement(3)	$160,896	$
SG Credit Line	—		—
Second Lien Credit Facility	$78,821		—
PIK Toggle Notes	$56,648		—
7% Senior Notes	$9,866		—
(1)	As further adjusted to give effect to the Stock Split and Conversion as well as the use of proceeds from this offering.
(2)	As of September 30, 2015, we had the ability to borrow an additional $20.1 million under the ABL. As of December 18, 2015, we had the ability to borrow $26.3 million under the ABL.
(3)	After giving effect to this offering, and the two $5.0 million prepayments in each of October and December 2015, $152.1 million in aggregate principal amount of borrowings will be outstanding under the First Lien Credit Agreement.

ABL

We entered into the ABL with Wells Fargo Securities, LLC, as Sole Lead Arranger and Sole Bookrunner, and Wells Fargo Bank, National Association as Administrative Agent. The ABL provides for aggregate commitments of up to $40 million, subject to a borrowing base, which is the sum of (i) 85% of eligible accounts receivable, plus (ii) the lesser of (A) 70% of the value of eligible inventory and (B) 85% of the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of eligible inventory, plus (iii) the lesser of (A) 75% of the value of eligible inventory and (B) 85% of the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of the eligible finished goods inventory, minus (iv) the aggregate amount of reserves established by the administrative agent. The ABL matures on January 13, 2019. Our wholly-owned subsidiary, North Atlantic Trading Company, Inc. (“NATC”), is the borrower and the ABL is guaranteed by our wholly-owned subsidiary, NATC Holding Company, Inc. (“Holdings”), and all direct or indirect domestic subsidiaries of Holdings in existence on the closing date (collectively, the “Guarantors”). The ABL is secured by a first priority lien on (i) certain accounts, inventory, general intangibles, other receivables and intercompany loans, cash and payment intangibles, and (ii) a junior lien on substantially all of the assets of the borrower and the Guarantors. We are required to make mandatory prepayments in certain circumstances including in in connection with certain asset dispositions or if we exceed the borrowing base.

The interest rates per annum applicable to loans under the ABL are, at our option, equal to the Base Rate or LIBOR Rate plus an applicable interest margin.

As of December 31, 2014, $7.4 million was outstanding under the ABL, and as of September 30, 2015, $4.2 million was outstanding under the ABL and we have the ability to borrow an additional $20.1 million. The weighted average interest rate on December 31, 2014 and September 30, 2015 was 3.01% and 2.79%, respectively.

We are subject to financial covenants and are required to maintain a consolidated fixed charge coverage ratio of at least 1.10 to 1.00 for each applicable period. We are subject to similar negative and affirmative covenants, and events of default as the first lien and second lien term loans described below. As of September 30, 2015, we were in compliance with all such covenants. In connection with this offering, we intend to amend the ABL to provide flexibility to permit NATC and its subsidiaries to pay dividends to us that would allow us to pay dividends to our stockholders.

First Lien Term Loan

We entered into the Original First Lien Credit Agreement with Wells Fargo Securities, LLC and Jefferies Finance LLC, as Joint Lead Arrangers and Joint Bookrunners, and Wells Fargo Bank, National Association as Administrative Agent for a $170.0 million first lien term loan, which matures on January 13, 2020. NATC is the borrower and the first lien term loan is guaranteed by us and the Guarantors under the ABL. In connection with this offering, we intend to amend the Original First Lien Credit Agreement to reduce the restrictions on dividend payments to permit NATC to pay dividends to us that would allow us to pay dividends to our stockholders.

The borrowings under the First Lien Credit Agreement are secured by a first priority lien on substantially all of the assets of the borrower and the Guarantors (other than TPB), including a pledge of the capital stock of NATC and its subsidiaries held by Holdings, NATC or any Guarantor (other than Holdings), other than certain excluded assets. The aggregate outstanding amounts under the first lien term loan are paid in consecutive quarterly installments on the last business day of each March, June, September and December.

The loans designated as LIBOR rate loans bear interest at the LIBOR Rate then in effect (but not less than 1.25%) plus 6.50% and the loans designated as base rate loans bear interest at the (i) highest of (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 5.50%. We are required to make mandatory prepayments in certain circumstances including in connection with certain debt issuances by NATC or any of its subsidiaries or in connection with certain asset dispositions. We are permitted to voluntarily prepay the obligations at any time and from time to time without any penalty or premium. The First Lien Credit Agreement requires principal payments of $1.650 million in each of the years of 2015, 2016, 2017 and 2018, respectively, and $1.238 million in 2019. As of December 31, 2014, the weighted average interest rate on the first lien term loan was 7.75%, and $168.4 million was outstanding, and as of September 30, 2015, the weighted average interest rate was 7.82%, and $162.1 million was outstanding. NATC made a voluntary prepayment of $5.0 million in August 2015. In each of October and December 2015, NATC made additional voluntary prepayments of $5.0 million.

The first lien term loan contains certain financial covenants which require NATC to maintain a consolidated fixed charge coverage ratio of not be less than 1.25 to 1.00 at the end of any fiscal quarter, and a consolidated total leverage ratio ranging from 6.25 to 1.00 from April 1, 2015 through September 30, 2016, decreasing to a ratio of 5.50 to 1.00 from October 1, 2018 to maturity.

The First Lien Credit Agreement contains negative covenants which, among other things, limit the incurrence of additional indebtedness, the distribution of dividends, transactions with affiliates, asset sales, acquisitions, mergers, prepayments of other indebtedness, the incurrence of liens and encumbrances, capital expenditures, restricted payments, and other matters customarily restricted in such agreements. The First Lien Credit Agreement also contains customary affirmative covenants including, among others, the provision of financial statements, maintenance of property and licenses and maintenance of insurance. The First Lien Credit Agreement also contains an affirmative covenant requiring us to maintain in effect the Bolloré distribution and license agreements. The First Lien Credit Agreement also contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-acceleration, cross-defaults to certain other indebtedness, bankruptcy and insolvency, the occurrence of a change of control and judgment defaults. As of September 30, 2015, we were in compliance with all such covenants. If any events of default occur and are not cured within applicable grace periods or waived, the outstanding loans may be accelerated and the lenders’ commitments may be terminated. The occurrence of the bankruptcy and insolvency event of default will result in the automatic termination of commitments and acceleration of outstanding amounts under the First Lien Credit Agreement.

Second Lien Term Loan

We entered into the Second Lien Credit Facility, with NATC as borrower, between the same parties as the First Lien Credit Agreement for an $80.0 million second lien term loan, which matures on July 13, 2020. The Second Lien Credit Facility is guaranteed by the same guarantors as the first lien term loan and is secured by a second priority lien over the same collateral.

Under the Second Lien Credit Facility, the loans designated as LIBOR rate loans bear interest at the LIBOR Rate then in effect (but not less than 1.25%) plus 10.25% and the loans designated as base rate loans bear interest at (i) the highest of (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 9.25%. There is no maximum interest rate other than that permitted by applicable law. We are required to make mandatory prepayments in certain circumstances including in connection with certain debt issuances by NATC or any of its subsidiaries or in connection with certain asset dispositions. We are permitted to voluntarily prepay the obligations without any penalty or premium at any time after the third anniversary of the closing date. For the first three years following the closing date, we must pay a prepayment premium, beginning at 3.0% of the amount being prepaid, refinanced or assigned, which reduces to 2.0% following the first anniversary and to 1.0% following the second anniversary. As of December 31, 2014, the weighted average interest rate on the second lien term loan was 11.5%, and $80.0 million was outstanding, and as of September 30, 2015, the weighted average interest rate was 11.5%, and $80.0 million was outstanding.

We are subject to substantially similar negative and affirmative covenants, and events of default as under the Original First Lien Credit Agreement. With respect to the financial covenants, we have the same fixed charge coverage ratio requirements, however, NATC is required to maintain a consolidated total leverage ratio under the Second Lien Credit Facility ranging from 6.50 to 1.00 from April 1, 2015 through September 30, 2016, reducing to a maximum ratio of 5.75 to 1.00 from October 1, 2018 to maturity. As of September 30, 2015, we were in compliance with all such covenants.

PIK Toggle Notes and Standard General Warrants

We issued the PIK Toggle Notes to Standard General in an aggregate principal amount of $45.0 million and issued the Standard General Warrants, which were valued at $1.7 million, to purchase 42,424 of our common stock at $.01 per share, as adjusted for stock splits and other events specified in the agreement, in connection therewith. As a result of the issuance of the Standard General Warrants on January 13, 2014, the PIK Toggle Notes had an original issue discount of $1.7 million and were initially valued at $43.3 million. The PIK Toggle Notes mature, and the Standard General Warrants expire, on January 13, 2021. We are the borrower under the PIK Toggle Notes and neither NATC nor any of the Guarantors is an obligor.

The PIK Toggle Notes accrue interest based on the LIBOR Rate then in effect (but not less than 1.25%) plus 13.75%, reset quarterly, and are subject to a default interest rate of 2.0%. We have the option to make interest payments in cash or in kind, payable through an increase in the principal amount of the PIK Toggle Notes. In kind payments of interest bear interest at the same rate as cash payments. The PIK Toggle Notes contain covenants that limit our ability to enter into transactions with affiliates and pay dividends or other distributions or repurchase capital stock. As of September 30, 2015, we were in compliance with all such covenants. The PIK Toggle Notes are unsecured and do not limit our ability to incur additional debt or liens. We chose to pay interest in kind for all interest payments in 2014 and 2015. The outstanding principal amount of the PIK Toggle Notes at December 31, 2014 was $51.9 million and at September 30, 2015 was $57.9 million. As of September 30, 2015, 42,424 Standard General Warrants remained issued and outstanding.

7% Senior Notes

In January of 2014, we conducted a rights offering to certain of our stockholders that qualify as “accredited investors” under the Securities Act, pursuant to which we issued our 7% Senior Notes to various stockholders, including Standard General and members of management, for a principal amount of $11.0 million and issued the noteholders the Intrepid Warrants to purchase 11,000,000 units of membership interests in Intrepid Brands. The Intrepid Warrants were exercisable upon issuance, currently represent 40% of the Intrepid Brands common units outstanding on a fully diluted basis, and are exercisable at a purchase price of $1.00 per unit. As a result of the Intrepid Warrants, the 7% Senior Notes had an original issue discount of $2.8 million and were initially valued at $8.2 million. The 7% Senior Notes mature, and the Intrepid Warrants expire, on December 31, 2023.

Interest is payable on the 7% Senior Notes on the last business day of June and December in each year, provided that we may elect to exercise an option to pay all or a portion of the interest in kind (“PIK Interest”). We chose to pay PIK interest on the 7% Senior Notes and increase the principal balance of the 7% Senior Notes for all interest in 2014 and 2015. The outstanding principal amount of the 7% Senior Notes was $11.7 million as at December 31, 2014, and $12.1 million as at September 30, 2015. We may redeem the 7% Senior Notes at any time without penalty or premium. As of September 30, 2015, we were in compliance with all of the covenants under the 7% Senior Notes.

The 7% Senior Notes are our general unsecured obligations and rank equally with our other unsecured and unsubordinated debt from time to time outstanding.

Credit Line with Standard General

We have entered into an agreement with Standard General for a $50.0 million line of credit that we may use to finance acquisitions that are approved by Standard General L.P. in its sole discretion. The line of credit will terminate and all borrowings under the line will mature on the fifth anniversary of this offering. Borrowings under the line of credit will bear interest at a floating rate equal to LIBOR plus a margin of 6.5% with a LIBOR floor of 1.0%. Turning Point Brands, Inc. will be the borrower under the facility and neither NATC nor its subsidiaries will guarantee the facility.

Distribution Agreements

For a description of our material distribution agreements, see “Business—Distribution and Supply Agreements.”

Master Settlement Agreement

On November 23, 1998, the major U.S. cigarette manufacturers, Philip Morris USA, Inc., Brown & Williamson Tobacco Corporation, Lorillard Tobacco Company and R.J. Reynolds Tobacco Company, entered into the MSA with attorneys general representing states that agreed to settle certain recovery actions (the “Settling States”). In order to be in compliance with the MSA and subsequent states’ statutes, we are required to fund an escrow account with each of the Settling States based on the number of cigarettes or cigarette equivalents (which is measured by pounds of MYO cigarette smoking tobacco) sold in such state. Funding of the escrow deposit by us in 2014 was $0.1 million in respect of sales of smoking products in 2014 and $0.1 million in respect of sales of smoking products in 2013. We estimate the total deposits will be $0.1 million in 2015 relating to 2014 sales. Each year’s deposit will be released from escrow after 25 years. We expect required escrow payments to continue to diminish in terms of payment amount and are scheduled to begin receiving payments as our escrow deposits are released from escrow beginning in 2024. See “Regulation—State Attorney General Settlement Agreements” for more information on the MSA and our obligations under the MSA.

The following table summarizes our escrow deposit balances by sales year as of September 30, 2015 (in thousands):

Sales Year	Deposits
(U.S. dollars in thousands)
1999	$211
2000	1,017
2001	1,673
2002	2,271
2003	4,249
2004	3,715
2005	4,552
2006	3,847
2007	4,167
2008	3,364
2009	1,626
2010	406
2011	193
2012	198
2013	173
2014	142
2015	26
Total	$31,830

Off-balance Sheet Arrangements

During 2013, we executed various forward contracts for the purchase of 5.8 million Euros with maturity dates from May 28, 2013 to September 30, 2013. As of December 31, 2013, we had no outstanding contracts. During 2014, we executed various forward contracts for the purchase of 3.1 million Euros with maturity dates from November 12, 2014 to December 31, 2014. As of December 31, 2014, we had no outstanding contracts.

During the nine months ended September 30, 2015, we executed various forward contracts for the purchase of 5.6 million Euros with maturity dates from May 13, 2015 to November 17, 2015. On September 30, 2015, we had foreign currency contracts to purchase a total amount of 0.9 million Euros.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2014 (in thousands):

(U.S. dollars in thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations, including interest	$519,957	$40,535	$69,715	$76,115	$333,592
Operating Lease Obligations	5,175	1,047	1,716	1,564	848
Purchase Obligations	26,277	26,277	—	—	—
Total	$551,409	$67,859	$71,431	$77,679	$334,440

We lease certain office space and vehicles for varying periods. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2014 (in thousands):

Operating Leases
(U.S. dollars in thousands)
2015	$1,047
2016	893
2017	823
2018	782
2019	782
2020 and beyond	848
Total minimum lease payments	$5,175

The total lease expense included in the consolidated statements of operations for the nine months ended September 30, 2015 was $0.8 million, and for the years ended December 31, 2014 and 2013 was $1.8 million and $2.0 million, respectively. Net lease expense, which is defined as total lease expense after deducting sublease income was $0.8 million for the nine months ended September 30, 2015, and $1.7 million and $1.7 million for the years ended December 31, 2014 and 2013, respectively.

Inflation

We believe that any effect of inflation at current levels will be minimal. Historically, we have been able to increase prices at a rate equal to or greater than that of inflation and believe that we will continue to be able to do so for the foreseeable future. In addition, we have been able to maintain a relatively stable variable cost structure for our products due, in part, to our successful procurement and reformulation activities with regard to our tobacco products and, in part, to our existing contractual agreement for the purchase of our premium cigarette papers.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Sensitivity

We purchase inventory from Bolloré that are payable in Euros. Accordingly, we have exposure to potentially adverse movement in Euros. In addition, Bolloré provides a contractual hedge against catastrophic currency fluctuation in our agreement. We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that offsets the effects of changes in foreign exchange rates.

We regularly review our foreign currency risk and its hedging programs and may as part of that review determine at any time to change our hedging policy. During 2005, we approved, adopted and instituted a formal Foreign Exchange Currency Policy and more actively contracted for the forward purchase of Euros. On September 30, 2015, we had outstanding purchase commitments of 0.9 million Euros. During the nine months ended September 30, 2015, we executed various forward contracts for the purchase of 5.6 million Euros with maturity dates ranging from May 13, 2015 to November 17, 2015.

A 10% increase or decrease in the value of the U.S. dollar versus the Euro would result in a decrease or increase in the approximate purchase price of our annualized Euro-denominated inventory purchases of approximately $1.1 million.

Credit Risk

At September 30, 2015 and 2014, we had bank deposits, including MSA escrows, in excess of federally insured limits of approximately $41.0 million and $46.0 million, respectively. We sell our products to distributors and retail establishments throughout the U.S. and also have limited sales of Zig-Zag® premium cigarette papers in Canada. We had one customer that accounted for 10.9% of revenues for 2014 and 10.5% of revenues for 2013. We perform periodic credit evaluations of our customers and generally do not require collateral on trade receivables. Historically, we have not experienced significant losses due to customer credit issues.

Interest Rate Sensitivity

We have exposure to interest rate volatility principally relating to interest rate changes applicable to revolving loans under our ABL, PIK Toggle Notes and borrowings under First Lien Credit Agreement and Second Lien Credit Facility. As of September 30, 2015, all of our debt other than the 7% Senior Notes bear interest at variable rates. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our consolidated financial position, results of operations or cash flows would not be significant. A 1% change in the interest rate would change pre-tax income by approximately $3.0 million per year.

OUR INDUSTRY

We compete in the Other Tobacco Products (“OTP”) industry, which is defined as all tobacco and tobacco-related products excluding manufactured cigarettes. We currently compete in three distinct markets within OTP: (i) the smokeless products market, which includes loose leaf chewing tobacco and moist snuff, (ii) the smoking products market, which includes cigarette papers, Make-Your-Own (“MYO”) cigar wraps and related products as well as cigars, MYO cigarettes and traditional pipe tobacco, and (iii) the new generation (“NewGen”) products market, which includes liquid vapor products, tobacco vaporizer products and other products without tobacco and/or nicotine.

According to MSAi, there were 338 manufactures competing in the OTP market in 2014 with the top ten representing 93% of all consumer units shipped to retail. We are the 6th largest competitor in terms of total OTP consumer units shipped to retail. We estimate that the OTP industry generated approximately $10.0 billion in manufacturer revenue in 2014. In contrast to manufactured cigarettes, which have been experiencing declining sales for decades based on data published by the TTB, the OTP industry is demonstrating increased consumer appeal. For instance, according to MSAi, OTP consumer units shipped to retail increased by approximately 2% from 2013 to 2014.

We believe that the OTP industry is characterized by non-cyclical demand, relative brand loyalty, relatively high profit margins, and the ability to generate consistent cash flows. In addition, the smokeless and smoking products markets have meaningful barriers to entry as a result of, among other things, applicable regulation, and relatively defined channels of distribution. The tobacco industry is subject to significant federal, state and local regulation and taxation, which have increased, and we believe will continue to increase, the cost of tobacco products for consumers and has reduced and could continue to reduce aggregate demand. See “Regulation—State Attorney General Settlement Agreements” and “Regulation—Smoking and Smokeless Products—Taxation—Excise Taxes.”

Smokeless Products Market

Smokeless products, including loose leaf chewing tobacco and moist snuff, have a long, established tradition of use in the U.S. The smokeless products market is principally composed of the four product categories listed below:

•	Loose Leaf Chewing Tobacco: typically made from air-cured leaf tobacco, grown both domestically and internationally, which is aged, flavored and packed in foil pouches.
•	Moist Snuff: made from dark, fire-cured tobacco that is aged, flavored, cut and typically packaged in 1.2oz. round cans, and which is distinct and different from dry powder snuff.
•	Moist Snuff Pouches: also made from dark, fire-cured tobacco that is aged, flavored, cut and sold in small single serve pouches. Pouch products are typically sold in round cans that are less than 1.0oz.
•	Snus: pasteurized dark fired tobacco that is finely cut and typically sold in small individual paper pouches for consumer convenience.

Loose Leaf Chewing Tobacco

We estimate that the loose leaf chewing tobacco market was approximately $380 million in manufacturer sales as of 2014. Although a mature product category, loose leaf chewing tobacco remains popular in southern U.S geographies and rural areas of the Midwest with adult male consumers. However, pound volumes of loose leaf chewing tobacco products, as reported by the TTB, have been decreasing annually for over a decade due, in part, we believe, to ageing demographics. For the five years ending 2014, the loose leaf chewing tobacco market declined approximately 6% per year as measured in pounds, and we expect a similar decline in 2015 and for the coming years.

While there has been an overall decline in volume, the Stoker’s® led innovation in large-sized, value-oriented loose leaf chewing tobacco products has grown in market share. Large-sized, value-oriented loose leaf chewing tobacco products are packaged in 8 oz. or 16 oz. bag sizes (as compared to the 3 oz. pouch size in which other loose leaf chewing tobacco products are customarily sold) and are generally sold at a lower price per ounce of product than other loose leaf chewing tobacco products.

Despite the overall category decline, our market share has improved in four of the last five years. Based on MSAi data, for the 13 weeks ending July 11, 2015, we have a 24.7% market share of total loose leaf chewing tobacco pounds sold in the U.S. and are the #2 marketer in the category. Stoker’s® is the #2 brand in the industry with a 15.1%

market share of pounds sold in the U.S. and Beech-Nut® is the #3 premium brand with a 4.4% market share of total pounds sold based on MSAi data.

In addition to us, other major manufacturers and marketers of loose leaf chewing tobacco products include Swedish Match, the American Snuff Company (a unit of Reynolds American Inc.) and Swisher International, Inc.

Loose leaf chewing tobacco products are sold in over 130,000 U.S. retail stores principally in the convenience store, tobacco outlet, mass merchandiser and food channels. Retailers purchase loose leaf chewing tobacco primarily from wholesale distributors.

Moist Snuff, Moist Snuff Pouches and Snus

We estimate that 2014 manufacturer revenues in the moist snuff (“MST”), moist snuff pouch (“MST pouch”) and snus categories totaled $3.5 billion. These products are sold nationally and are generally purchased by adult men and have achieved highest penetration in the Southern and Mid-Atlantic States. The MST, MST pouch and snus product assortment collectively has demonstrated consistent growth year-over-year as reported by the TTB. In 2014, over 114 million pounds were sold to what we believe to be over 6 million U.S. consumers. We believe the rapid growth of MST pouch and snus products represents a long-standing trend of consumer migration to what we consider “cleaner” and more discrete formats. Within the MST sub-category, the discount segment continues to outperform premium by accounting for 64% of MST sales by pounds and 1.3% growth for the 26 weeks ending July 11, 2015 compared to the prior year period, based on MSAi data. Our Stoker’s® MST which entered the market in 2009, has a 2.3% market share of the overall U.S. MST sector in terms of pounds sold as of July 11, 2015 and is ranked #7, based on MSAi data, representing a significant growth opportunity for us. In stores where we have attained distribution of Stokers MST, we have a 6.5% market share.

Together, the top ten MST brands cover greater than 98% of category volume, as demonstrated in the following table:

Top MST Brands (MSAi EQ Unit Share for the 13 weeks ended July 11, 2015)

	Brand	Manufacturer	Share	Stores
1	Copenhagen (MST)	Altria	32.8%	179,297
2	Grizzly (MST)	Reynolds American	27.3%	184,550
3	Skoal (MST)	Altria	15.5%	174,318
4	Longhorn (MST)	Swedish Match	6.4%	106,762
5	Red Seal	Altria	6.2%	80,384
6	Kodiak (MST)	Reynolds American	3.1%	129,349
7	Stoker’s (MST)	Turning Point Brands	2.3%	26,818
8	Timber Wolf (MST)	Swedish Match	2.2%	80,838
9	Kayak (MST)	Swisher International	2.1%	43,307
10	Husky (MST)	Altria	0.7%	32,931

In addition to us, other major manufacturers and marketers of smokeless products include U.S. Smokeless Tobacco Company (a unit of Altria Group, Inc.), Swedish Match, the American Snuff Company (a unit of Reynolds American Inc.) and Swisher International, Inc.

MST, MST pouch and snus products are available in greater than 200,000, 160,000 and 100,000 U.S. retail stores respectively, principally in the convenience store, tobacco outlet, mass merchandiser, food and drug channels. Retailers purchase these products primarily from wholesale distributors.

Smoking Products Market

The smoking products market consists of several different product categories including: (i) cigarette papers, (ii) large cigars, (iii) MYO cigar wraps and MYO cigar smoking tobacco, (iv) MYO cigarette smoking tobacco and related products, and (v) traditional pipe tobacco. Our three largest revenue categories in smoking products are cigarette papers, MYO cigar wraps and cigarillo cigars.

Cigarette Papers

The production and sale of cigarette papers long preceded the invention of machine-made mass manufactured filtered cigarettes and cigarette tubes. We believe that overall market sales have been historically stable (e.g., based on MSAi data, for the latest 26 weeks ending July 11, 2015, total cigarette papers are up 0.5% compared to the same period in the prior year) and have benefited from a loyal base of craft smokers who prefer to make a superior smoke of their own choice.

There are two principal paper categories: premium cigarette papers and discount cigarette papers, each representing approximately 50% of unit sales. Premium cigarette papers are sold in interleaved booklets, are made primarily from flax, rice or combinations of other natural fibers and are differentiated by price and quality. Our Zig-Zag® brand is the #1 cigarette paper brand in terms of retail dollar sales as measured by Nielsen convenience and is also the #1 premium cigarette paper brand, based on MSAi data, with a 30% plus share of total booklets sold in the U.S. market as of the 13 weeks ending July 11, 2015. Zig-Zag® cigarette papers also have widespread distribution in Canada through our Canadian distributor.

Our principal competitors in the cigarette paper market are Republic Tobacco L.P., which markets JOB® and Top®, and Commonwealth Brands, Inc., a wholly-owned subsidiary of United Kingdom-based Imperial Tobacco PLC, which markets EZ Wider® and Joker®.

Cigarette papers are sold in over 160,000 U.S. retail stores in the convenience store, tobacco outlet, food, mass merchandiser, and drug channels. Retailers purchase cigarette papers primarily from wholesale distributors.

Cigar and MYO Cigar Products

We customarily describe the cigar market as being comprised of (i) large machine-made cigars, (ii) MYO cigar wraps, (iii) small filtered cigars and (iv) large premium hand-made cigars. We do not participate in the small filtered cigars and premium cigar categories. We estimate the total cigar category to be approximately $4.5 billion in manufacturer revenue in 2014.

MYO Cigar Wraps

Within the cigar category, consumers have been electing to craft their own cigar to suit their personal size and flavor preferences in lieu of purchasing pre-packaged, machine-made cigars. We believe that MYO cigar wraps now represent a larger number of retail transactions than the cigarette paper category. In 2009, we entered the smoking products market for cigars with the introduction of our Zig-Zag® MYO cigar wraps and Zig-Zag® cigar blend tobacco. Based on MSAi data, Zig-Zag® MYO cigar wraps are ranked #1 and have a 77% EQ unit market share as of the 13 weeks ending July 11, 2015.

Our primary competitors in the MYO cigar wraps category are Blunt Wrap USA and New Image Global.

MYO cigar wraps are sold in over 90,000 stores, principally through convenience stores, tobacco outlets and small independent food stores. Retailers purchase MYO cigar wraps and MYO cigar blend tobacco primarily from wholesale distributors.

Large Machine-Made Cigars

We estimate the large machine-made cigar sector within the cigar category to be $3.6 billion in 2014 manufacturer revenue. Within the large machine-made cigars segment, several key sub-categories have developed over time to meet varying consumer preferences, including: (i) cigarillos non-tipped Homogenized Tobacco Leaf (“HTL”) (approximately 50% of unit volume), (ii) natural leaf cigarillos non-tipped (approximately 10%); and (iii) tipped cigarillos, which typically feature a plastic tip at one end (approximately 25%). We have a line of Zig-Zag® cigarillos non-tipped HTL that competes in the cigarillo non-tipped HTL market segment, which we estimate to have a size of approximately $1.4 billion in 2014 manufacturer revenue. Based on MSAi data, our Zig-Zag® cigarillos non-tipped HTL are #6 in the segment and have a 3.4% EQ unit market share for the year ending July 11, 2015.

Our primary competitors in the non-tipped cigarillo HTL market are Swisher International Inc., Swedish Match and Good Times USA.

Large machine-made cigars, including cigarillos non-tipped HTL, are sold in over 200,000 U.S. retail outlets in a broad assortment of channels including convenience stores, tobacco outlets, food, mass merchandisers and drug stores. Retailers purchase these products primarily from wholesale distributors.

NewGen Products

Over the past few years, liquid vapor products, tobacco vaporizer products and a variety of non-tobacco products and other non-nicotine products, have been introduced and compete with traditional forms of tobacco. The market is ever shifting as consumers increasingly demonstrate an interest in alternative and non-tobacco products. We believe there is a meaningful opportunity in a number of new and emerging categories.

Liquid Vapor Products

Liquid vapor products “vaporize” a solution that consumers inhale to enjoy not only a particular flavor, but also a certain nicotine level (0%, 1.2%, etc.). We believe the liquid vapor segment is in its infancy, and that when properly commercialized, it will emerge as a significant segment of the OTP market. The liquid vapor segment is comprised of (i) e-cigarettes, or “closed system” products where the consumer purchases non-refillable products that look largely like a traditional cigarette and (ii) e-liquid and liquid vaporizers, or “open system” products where the consumer buys bottles of liquids offered in varying flavors and nicotine levels, and can refill their tank with the liquid solution of his or her choice.

The initial method of e-cigarette distribution was predominately over the internet, but this has shifted dramatically as traditional retailers have begun to carry the product. While the open system products have achieved relatively broad traditional retail distribution, we believe that the vast majority of e-liquids and liquid vaporizers are sold online and in specialized “vape shops” where the consumer has far greater choices in flavor and nicotine levels and experiences a superior product educational environment than traditional retail outlets.

Wells Fargo Equity Research estimates that the U.S. is the largest market for liquid vapor products in the world and is in a transition phase, with upcoming and uncertain regulatory initiatives and the entry of big tobacco players.

Liquid vapor products are generally not subject to federal, state and local excise taxes. However, four states and the District of Columbia have imposed an excise tax on liquid vapor, and certain other jurisdictions are considering imposing excise taxes and other restrictions.

We believe that we have established a firm foothold in traditional retail and are well positioned in the liquid vapor space. In less than two years, we established V2® as the #5 e-cigarette brand in the traditional retail space with an EQ unit market share of 7%, almost three times the size of our next competitor. In stores where we have attained distribution of V2® e-cigarettes, we have a market share of 24%. Based on MSAi data, we also have a 7% EQ unit market share of the e-liquids business under the V2® and Zig-Zag® brands, making us the #3 marketer of e-liquids as of July 11, 2015 in traditional retail channels.

Our principal competitors in the traditional retail liquid vapor products space are RJR Vapor (a unit of Reynolds American), NuMark (a unit of Altria Group), Logic Technology (a unit of Japan Tobacco International), Imperial Tobacco, 21st Century, NJoy and Ballantyne Brands.

Liquid vapor products are sold in over 180,000 traditional retail stores in the U.S. across the convenience, tobacco outlet, mass merchandiser and drug channels. As liquid vapor products are not taxed and not presently regulated like tobacco products at the federal level, they are widely available in non-traditional channels including via online merchants and the newly emerging vape shop channel.

Tobacco Vaporizer Products

Tobacco vaporizers are designed to heat, rather than combust, the loose smoking material (Vape not Burn (“VnB”). We believe the VnB tobacco vaporizer market is characterized by a broad assortment of highly profitable marketers and purveyors. By and large, tobacco vaporizers are sold via online merchants and specialty retailers. Given that the category is in its formative stages and because VnB tobacco vaporizers are not presently taxed or regulated from a federal perspective like tobacco products, an entirely new distribution network has developed to service the demand outside of the traditional distribution platform used by most tobacco products. We believe that the number of consumers of VnB tobacco vaporizers will continue to increase as smokers seek alternative, combustion free methods to enjoy the smoking material of their choice. We market Zig-Zag® branded VnB tobacco vaporizers and believe that the brand’s broad, long-standing brand recognition among smokers will be a competitive advantage. We also market V2® branded tobacco vaporizers.

The tobacco vaporizer market features a broad assortment of players including Altria and new emerging marketers like PAX Labs.

Other NewGen Products

Shisha smoking tobacco and herbal shisha have shown a resurgence in recent years as reflected in not only increased traditional retail availability, but also the opening of shisha lounges, which are typically frequented by both young adult females and males. Furthermore, we have observed a move to a new generation of shisha-related products, like fruits and gels that are heated and enjoyed in a traditional shisha pipe. We sell a line of shisha-related products, including tobacco- and nicotine-free fruits and gels designed to be enjoyed in a traditional Shisha pipe, which we market as Primal® Shishafruits and gels.

Other NewGen products that we have begun to distribute include herbal smoking products, which contain no tobacco or nicotine and will be marketed under our Primal® brand name.

As these other NewGen products do not contain tobacco or nicotine, they are not currently taxed or regulated as “tobacco products” under applicable U.S. federal laws and regulations.

BUSINESS

Overview

We are a leading independent provider of Other Tobacco Products (“OTP”) in the U.S. and the 6th largest competitor in terms of total OTP consumer units shipped to retail. We sell a wide range of products across the OTP spectrum, including moist snuff, loose leaf chewing tobacco, premium cigarette papers, make-your-own (“MYO”) cigar wraps and cigar smoking tobacco, cigars, liquid vapor products and tobacco vaporizer products. We do not sell cigarettes. We estimate that the OTP industry generated approximately $10.0 billion in manufacturer revenue in 2014. In contrast to manufactured cigarettes, which have been experiencing declining sales for decades based on data published by the TTB, the OTP industry is demonstrating increased consumer appeal. For instance, according to MSAi, OTP consumer units shipped to retail increased by approximately 2% from 2013 to 2014.

Our portfolio of brands includes some of the most widely recognized names in the OTP industry, such as Zig-Zag®, Beech-Nut®, Stoker’s®, Trophy®, Havana Blossom®, Durango®, Our Pride® and Red Cap™. The following table sets forth the market share and category rank of our core products and demonstrates their strong industry positions:

Brand	Product	TPB Segment	Market Share(1)	Category Rank(1)
Stoker’s®	Chewing Tobacco	Smokeless Products	15.1%	#1 discount / #2 overall
Beech-Nut®	Chewing Tobacco	Smokeless Products	4.4%	#3 premium
Stoker’s®	Moist Snuff	Smokeless Products	2.3%	#6 discount / #7 overall
Zig-Zag®	Cigarette Papers	Smoking Products	31.4%	#1 premium
Zig-Zag®	MYO Cigar Wraps	Smoking Products	76.6%	#1 overall
V2®	E-cigarettes	NewGen Products	7.0%	#5 overall
Zig-Zag®	E-liquid	NewGen Products	4.7%	#6 overall
(1)	Market share and category rank data for all products are derived from MSAi data as of July 11, 2015.

We currently ship to in excess of 900 direct wholesale customers with an additional 240 secondary, indirect wholesalers in the U.S. that carry and sell our products. As of July 11, 2015, our products are available in over 176,000 U.S. retail locations which, with the addition of retail stores in Canada, brings our total North American retail presence to an estimated 250,000 points of distribution. Our sales team targets widespread distribution to all traditional retail channels, including convenience stores, where over 60% of all OTP volume is currently sold according to MSAi data, achieving product availability in each of the top ten convenience store chains in the U.S. as of July 11, 2015. We achieved net sales for the nine months ended September 30, 2015 and the year ended December 31, 2014 of $150.5 million and $200.3 million, respectively. For the nine months ended September 30, 2015 and the year ended December 31, 2014, our Adjusted EBITDA was $38.8 million and $48.8 million, respectively, and we had net income of $6.8 million and a net loss of $29.4 million, respectively.

Since 2005, we have transitioned from a traditional OTP provider with significant in-house manufacturing and limited outsourced manufacturing to a leaner, asset-light sourcing and marketing model, with a strategy that relies on outsourced product manufacturing and supply relationships and increased use of information technology and market analytics, which together allow us to maintain relatively low levels of capital expenditures compared to market participants with more significant manufacturing operations. For example, we have formed long-lasting relationships with some of the most well-known names in the industry, including an 18-year relationship with Bolloré, S.A. (“Bolloré”) – the trademark holder for Zig-Zag® – for the exclusive rights to purchase and sell Zig-Zag® cigarette paper and accessory products in the U.S. and Canada. In 2008, we partnered with Swedish Match NA, a subsidiary of Swedish Match AB (“Swedish Match”) for the manufacture of all of our loose leaf chewing tobacco products. We have a 2-year relationship with JJA Distributors LLC (“JJA”) for the sourcing of our cigars and cigarillos and a 7-year relationship with Durfort Holdings, S.A. (“Durfort”) for the sourcing of our MYO cigar wraps, each of which are marketed under the Zig-Zag® tobacco brand. More recently, we have established a relationship with VMR Products, LLC (“VMR”) for the exclusive supply and distribution of VMR’s V2Cigs® (“V2®”) brand of liquid vapor products and tobacco vaporizer products to retail outlets throughout the U.S.

We have a successful track record of rapidly commercializing new products and leveraging the value of our existing brands into new OTP categories. For example:

•	In our smokeless products category, we leveraged our Stoker’s® brand legacy in oral tobacco (the #2 loose leaf chewing tobacco brand), to create our Stoker’s® moist snuff, which was introduced in 2009 using value-sized, 12 oz. tub packaging as opposed to the industry standard 1.2 oz. can. By the end of 2014, Stoker’s® had grown to be among the fastest growing moist snuff brands in the U.S., based on pounds sold, as reported by MSAi. We believe that Stoker’s® moist snuff is poised for continued strong growth and, in the second half of 2015 introduced a traditional 1.2 oz. can of Stoker’s® moist snuff. This smaller packaging will allow us to expand our presence from the approximately 26,000 retail stores that carry the large tub by targeting the over 145,000 convenience stores (which sell 75% of all moist snuff tobacco (“MST”) volumes) for which our current large tub footprint is less commercially viable.
•	In our smoking products business, we leveraged the value of our Zig Zag® tobacco brand and entered the MYO Cigar Wraps segment. Within two years we captured a 50% share of the MYO cigar market according to Nielsen Convenience and today have a 77% EQ unit share. More recently, we introduced Rillo™ size MYO cigar wraps to match the size of cigarillo cigars, which are the most popular and fastest growing form of large cigars in terms of unit volumes.
•	In our NewGen products category, we introduced V2® e-cigarettes into a highly competitive market in 2013 that at the time had over 135 available brands. In less than two years, we firmly established our V2® offering and it is now the #5 e-cigarette brand in the traditional retail space with an EQ unit market share of 7%.

We have a portfolio of widely recognized brands with significant customer loyalty and an experienced management team that possesses long-standing industry relationships and a deep understanding of the OTP industry. However, we have historically been capital constrained by high leverage – our total long-term debt was $310.4 million as of September 30, 2015 – and as a result we believe our brands, management and our management’s relationships are underutilized. Notwithstanding our high leverage, our management team has grown net sales from $147.5 million in 2009 to $200.3 million in 2014. We have identified additional opportunities to grow revenue, including the launch of new products and expanding our distribution and salesforce. We also believe there are meaningful opportunities to grow through acquisitions (for which we could use cash or our stock), and joint ventures, although we have no commitments or firm agreements for any material acquisitions at this time. We intend to use the proceeds of this offering to reduce our leverage, which will give us the flexibility to pursue these opportunities, facilitating our strategy of increasing revenue and our share of the OTP market. Additionally, because we expect our reduced leverage in combination with our asset-light model and attendant minimal capital expenditures to improve our cash flow, we intend to initiate the payment of a quarterly dividend of between 1.0% and 1.25% of our market capitalization (amounting to an annual dividend of approximately 4.0% to 5.0% of our market capitalization), commencing with the first full fiscal quarter after completion of this offering.

Competitive Strengths

We believe that our competitive strengths include the following:

Large, Leading Brands with Significant Scale

We have built a portfolio of leading brands with significant scale that are well recognized by consumers, retailers and wholesalers. Our Zig-Zag®, Stoker’s®, and Beech-Nut® brands are each well established and date back 115 years, 75 years, and 118 years, respectively. In 2014, Zig-Zag®, Stoker’s®, and Beech-Nut® together generated approximately $185.7 million, or 85.2%, of our total gross sales. Specifically:

•	Zig-Zag® is the #1 cigarette paper brand in terms of retail dollar sales in the U.S. as measured by Nielsen Convenience, with significant distribution in Canada, and also the #1 MYO cigar wrap brand in the U.S.
•	Stoker’s® is the #2 loose leaf chewing tobacco brand and among the fastest growing MST brands in the industry. We manufacture Stoker’s® MST using only 100% American Leaf utilizing a proprietary process to produce what we believe to be a superior product.
•	Beech-Nut® is the #3 premium brand in the loose leaf chewing tobacco segment.
•	V2® is the #5 e-cigarette brand and has almost three times the share of the next closest competitor.

Zig-Zag® has strong, long-standing brand recognition. The Stoker’s® brand is seen as an innovator in both the loose leaf chewing tobacco and moist snuff markets. The Beech-Nut® brand has a long and enduring name in premium loose leaf chewing tobacco.

Successful Track Record of New Product Launches and Category Expansions

We have successfully launched new products and entered new product categories by leveraging the strength of our brands. We methodically target markets which we believe have significant growth potential. We have been successful in entering new product categories by both extending existing products and brands as well as by introducing new products. For example:

•	In 2009 we extended the Zig-Zag® tobacco brand into the MYO cigar market and captured a 50% market share within the first two years. We are now the market share leader for MYO cigar wraps, with over a 75% share. We believe our success was driven by the Zig-Zag® tobacco branding, which we believe is widely understood by consumers to represent a favorable, customizable experience ideally suited to MYO products. We have also leveraged the Zig-Zag® brand to become a leading player in the liquid vapor products segment of the NewGen products market.
•	We leveraged the proud legacy and value of the Stoker’s® brand to introduce a first-of-its-kind 12 oz. MST tub, which was not offered by any other market participant. Through the five years ending December 31, 2014, Stoker’s® MST was among the fastest growing moist snuff brands in the industry in terms of pounds sold. While competitors have introduced larger format tub packaging, Stoker’s® early entry and differentiated product have firmly established us as the market leader with over 50% of the Tub market.
•	In 2013, we recognized the growing popularity of e-cigarettes and partnered with VMR to secure the retail “bricks and mortar” rights to distribute their popular V2® brand. We believe that with V2®, which is now the #5 e-cigarette brand, we are well positioned to capitalize on the emerging vapor category growth in traditional retail.

We strategically target product categories that we believe demonstrate significant growth potential and for which the value of our brands are likely to have a meaningful impact. As we continue to evaluate opportunities to extend our product lines or expand into new categories, we believe that our track record and existing portfolio of brands provide growth advantages.

Extensive Distribution Network and Effective Sales Organization

We have taken important steps to enhance our selling and distribution network and our consumer marketing capabilities, while keeping our capital expense requirements relatively low. We service our customer base with an experienced salesforce of approximately 120 professionals who possess in-depth knowledge of the tobacco industry. On average, each sales employee has over 14 years of tobacco-related experience as of September 30, 2015. We have also adopted a data-driven culture supported by leading technology, which enables our salesforce to analyze changing trends and effectively identify evolving consumer preferences. In particular, we have subscribed to a robust sales tracking system provided by MSAi that measures all OTP product shipments by all market participants on a weekly basis from approximately 1,000 wholesalers to over 250,000 retail stores in the U.S. This system enables us to understand volume and share trends across multiple categories at the individual store level, allowing us to target field salesforce coverage against the highest opportunity stores thereby enhancing the value of new store placements and sales activity. As the initial sales effort is critical to the success of a product launch, we believe that our experienced salesforce, expansive distribution network and our market analytics put us in a strong position to execute new product launches in response to evolving consumer and market preferences.

Long-standing, Strong Relationships with an Established Set of Producers

As part of our asset-light operating model, we built long-standing and extensive relationships with leading, high-quality producers. In 2014, our five most important producers were:

•	Bolloré, which provides us with exclusive access to the Zig-Zag® cigarette paper and accessories brand for the U.S. and Canada;
•	Swedish Match, which manufactures all of our loose leaf chewing tobacco;
•	VMR, which provides us with the exclusive supply of V2® branded electronic cigarettes, e-liquids, and vaporizers in the U.S.;

•	Durfort, from which we source our MYO cigar wraps; and
•	JJA, from which we source our Zig-Zag® branded cigarillos.

By outsourcing over 87% of our production and manufacturing to a select group of producers with whom we have strong relationships, we are able to maintain low overhead, and minimal capital expenditures, which together drive our margins.

Experienced Management Team

With an average of 23 years of consumer products experience, including an average of 19 years in the tobacco industry, our senior management team has enabled us to grow and diversify our business while improving operational efficiency. Members of management have previous experience at other leading tobacco companies, including Altria Group, Inc. (formerly Philip Morris), Liggett & Myers Tobacco Company (now Liggett Group, a subsidiary of Vector Group ltd), Swedish Match, American Brands, Inc., and U.S. Smokeless Tobacco Company (a subsidiary of Altria). Notably, Lawrence Wexler, our President and CEO, brings over 20 years of experience from Altria Group, Inc., where he held various leadership positions within the finance, marketing, planning, manufacturing and sales departments. Given the professional experience of the senior management team, we are able to analyze risks and opportunities from a variety of experienced perspectives. Our senior leadership has embraced a collaborative culture, in which all of our combined experience, analytical rigor and creativity are leveraged to assess opportunities and deliver products that consumers demand.

Growth Strategies

We are focused on building sustainable margin streams, expanding the availability of our products, new product development through innovation and improving overall operating efficiencies, with the goal of driving margins and cash flow. We adopted the following strategies in order to drive growth in our business and to enhance stockholder value:

Grow Share of Existing Product Lines, Domestically and Internationally

We intend to remain a consumer centric organization with an innovative view and understanding of the OTP market. We believe that there are meaningful opportunities for growth within the traditional OTP market and expect to continue to identify unmet consumer needs and provide quality products that we believe will result in genuine consumer satisfaction and foster strengthening revenue streams. We maintain a robust product pipeline and plan to strategically introduce new products in attractive, growing OTP segments, both domestically and internationally. For example, in addition to our successful launch of Stoker’s® smaller 1.2 oz. MST cans, we believe there are opportunities for new products in the MST pouch, cigar and MYO cigar wrap markets.

In 2014, less than 5% of our revenues were generated outside of the U.S. Having established a strong infrastructure and negotiated relationships across multiple segments and products, we intend to pursue an international growth strategy to broaden sales and strengthen margins. We believe international sales represent a meaningful growth opportunity, and our goals include expanding our presence in the worldwide OTP industry on a targeted basis. For example, we have begun to introduce our moist snuff tobacco products in South America and expect to begin rolling out our Primal® brand internationally by the end of 2015. To support our international expansion, we intend to pursue a dual path of introducing our own products and brands as well as partnering with other industry leaders to improve market access and profitability.

Expand into Adjacent Categories through Innovation and New Partnerships

We continually evaluate opportunities to expand into adjacent product categories, by leveraging our portfolio or through new partnerships. In 2009, we leveraged the Zig-Zag® brand and introduced Zig-Zag® MYO cigar wraps with favorable results, and we now command the #1 market share position for that product. Recently, we expanded our Zig-Zag® MYO cigar wraps through the introduction of the Zig-Zag® ‘RilloTM size cigar wraps, which are similar in size to machine made cigarillos, the most popular and rapidly growing cigar type. In addition, in 2015, we negotiated the worldwide exclusive distribution rights to an herbal sheet material that does not contain tobacco or nicotine, affording us the opportunity to sell on a global basis an assortment of products that meet new and emerging consumer preferences. These products are sold under our Primal® brand name and are a component of our NewGen Product segment. We intend to continue to identify new adjacent categories for which we are able to leverage our existing brands and partnerships and expand in a cost effective way.

Continue to Grow a Strong NewGen Platform

The OTP category is continually evolving as consumers actively seek out new products and product forms. Given this market demand, we have developed our NewGen Product platform, which we believe will serve new and evolving consumer demands across multiple product categories. Core products within our existing NewGen segment include:

•	E-cigarette and vapor products, including liquids,
•	Tobacco vaporizers, which heat rather than combust the smoking material (Vape not Burn (“VnB”)),
•	Herbal smoking products, which contain no tobacco or nicotine,
•	Shisha-related products, including tobacco- and nicotine-free fruits and gels designed to be used in a traditional Shisha pipe.

Among these categories, we believe that the emerging liquid vapor segment may present the greatest growth opportunity as it allows each consumer to customize their experience by being able to choose both flavor and nicotine level. Although the liquid vapor segment is in its infancy, we believe that when properly commercialized, it may be highly disruptive to the traditional cigarette industry and emerge as a significant segment of the OTP market. We have established a firm foothold and are well positioned in the traditional retail liquid vapor space, with a 7% EQ unit market share, or #5 market rank, of closed system e-cigarettes under the V2® brand and a 7% EQ unit market share of the e-liquids business in traditional retail under the V2® and Zig-Zag® brands, based on MSAi data. Further, we believe that a majority of current liquid vapor revenues are earned outside of the traditional retail environment through online sales or in vape shops. Recognizing the revenue potential from these non-traditional channels, we are developing a suite of premium products more suited to the vape shop consumer, a commercial web platform and a comprehensive strategy to more broadly participate in the liquid vapor market.

We have also observed a growing interest among consumers for VnB tobacco vaporizer products and believe the Zig-Zag® brand equity will be a valuable competitive advantage with significant appeal to the community of consumers in this emerging segment.

Outside of the tobacco space, we believe there are meaningful opportunities for both herbal smoking products and shisha related products, like fruits and gels. To capitalize on these opportunities we have obtained the exclusive rights to a proprietary and patented herbal sheet process that will enable us to meet consumer interest while also achieving better margins compared to similar tobacco-based products and, and have negotiated a long-term global relationship with the shisha-fruits patent holder and secured the exclusive North American distribution rights. These unique products will be marketed and sold on a worldwide basis under our Primal® brand.

We believe that the categories within our NewGen segment are poised to be the key industry growth drivers in the future, and we are well-positioned to capitalize on this growth. We intend to continue the growth of our NewGen product platform by offering unique and innovative products to address continuing consumer and market demands.

Strategically Pursue Acquisitions

We believe there are meaningful acquisition opportunities in the OTP space and actively evaluate opportunities to expand our brand and product portfolio through strategic acquisitions. Our acquisition strategy will focus on identifying acquisitions that strengthen our current product offerings or enable category expansion in potential high growth areas. In order to allow us to pursue this strategy, we have entered into an agreement with Standard General for the SG Credit Line, which may only be used for acquisitions that are approved by Standard General L.P. in its sole discretion.

We have a strong track record of enhancing our OTP business with strategic and accretive acquisitions. For example, our acquisition of the North American Zig-Zag® cigarette papers distribution rights in 1997 has made us the #1 cigarette paper brand in the U.S. in terms of retail dollar sales as measured by Nielsen. Perhaps more importantly, we own the Zig-Zag® tobacco trademark in the U.S. and have leveraged this asset effectively, with over 50% of our total 2014 Zig-Zag®-branded sales under our own Zig-Zag® marks, rather than those we license from Bolloré. In 2003, we acquired the Stoker’s® brand and have built the brand to a strong #2 position in the industry while successfully leveraging the brand’s value through our MST expansion. Although we have no commitments or firm agreements for any material acquisitions at this time, we will continue to evaluate acquisition opportunities as they may arise, while exercising care and diligence designed to ensure that we only pursue opportunities that we believe afford operational synergies and accretive results.

Maintain Lean, Low-Cost Operating Model

We have successfully transitioned our business model to a leaner, asset-light manufacturing and sourcing model, with a strategy of maintaining low capital requirements, outsourced relationships, and increased utilization of market and consumer analytics. In 2014, approximately $190.2 million of our gross sales, or 87%, were from outsourced production operations and our capital expenditures have ranged between $700,000 and $2.7 million per year over the last 5 years. We believe that our asset-light model allows us to achieve favorable margins while generating strong EBITDA and our market analytics allow us to efficiently and effectively address evolving consumer and market demands. In addition, our relationships allow us to quickly enter new OTP markets as management is able to focus on brand building and innovation. We intend to continue to optimize our asset-light operating model as we grow in order to maintain a low cost of operations and healthy margins.

Raw Materials, Product Supply and Inventory Management

We source our products through a series of longstanding relationships that we value highly and that we rely on to allow us to continue conducting our business on an asset-light, distribution-focused basis.

The components of inventories at September 30, 2014 and 2015, and at December 31, 2013 and 2014, were as follows:

	September 30,		December 31,
	2015	2014	2014	2013
Raw materials and work in process	$1,943	$1,722	$2,027	$1,699
Leaf tobacco	22,056	19,095	17,931	22,022
Finished goods – smokeless products	5,207	4,589	4,198	3,876
Finished goods – smoking products	14,475	14,640	15,222	21,135
Finished goods – NewGen products	5,626	7,872	9,411	16,935
Other	1,276	878	946	871
	$50,583	$48,796	$49,735	$66,538
LIFO reserve	(3,971)	(3,909)	(3,364)	(4,162)
	46,612	44,887	46,371	62,376

Smokeless Products

Our loose leaf chewing and moist snuff tobaccos are produced from air-cured and fire-cured leaf tobacco. We utilize recognized suppliers that generally maintain 12- to 24-month supplies of our various tobacco types at their facilities. We do not believe that we are dependent on any single country or supplier source for tobacco. We generally maintain up to a two-month supply of finished loose leaf chewing tobacco and moist snuff. This supply is maintained at our Louisville facility and in two regional bonded public warehouses to facilitate distribution.

We also utilize a variety of suppliers for the sourcing of additives used in our smokeless products and for the supply of our packaging materials, and we believe we are not dependent on a single supplier for these products. There are no current U.S. federal regulations that restrict tobacco flavor additives in smokeless products, and the additives that we use are food-grade, generally accepted ingredients.

All of our loose leaf chewing tobacco production is facilitated through our agreement with Swedish Match. See “—Distribution and Supply Agreements—Swedish Match Manufacturing Agreement.” All of our moist snuff products are manufactured internally at our facility in Dresden, TN and packaged at our facilities in Dresden, TN and Louisville, KY.

Smoking Products

Pursuant to our distribution agreements with Bolloré, which are discussed in more detail below under the heading “—Distribution and Supply Agreements—Bolloré Distribution and License Agreements,” we are required to purchase from Bolloré all cigarette papers, cigarette tubes and cigarette injecting machines that we sell, subject to Bolloré fulfilling its obligations under these Distribution Agreements. If Bolloré is unable or unwilling to perform its obligations or ceases its cigarette paper manufacturing operations in each case as set forth in the Distribution Agreements, we may seek third-party suppliers and continue the use of the Zig-Zag® trademark to market these products. To ensure that we have a steady supply of premium cigarette paper products as well as cigarette tubes and injectors, Bolloré is required to maintain, at its expense, a two-month supply of inventory in a bonded public warehouse in the U.S. See “—Distribution and Supply Agreements—Bolloré Distribution and License Agreements.”

We obtain our MYO cigarette tobaccos, MYO cigar smoking tobaccos, and pipe tobaccos from domestic sources. We generally purchase these tobaccos through multiple sources, and we believe we are not dependent on a single supplier. These products are packaged at our Louisville, KY facility.

We obtain our MYO cigar wraps from the patent holder under our agreement with Durfort in the Dominican Republic. We obtain our Zig-Zag® branded cigar products under our agreement with JJA, which sources the cigars on our behalf from the Dominican Republic.

NewGen Products

We obtain V2® liquid vapor products and tobacco vaporizer products from VMR pursuant to an Electronic Cigarette Distribution Agreement (the “DL&S Agreement”). See “Distribution and Supply Agreements—VMR Distribution and Supply Agreement.” In addition, we have developed other sourcing relationships that that are capable of producing liquid vapor products and tobacco vaporizer products for our own branded product line in the category, including our Zig-Zag® brand.

Our herbal smoking products are obtained from IOTO, which owns the patented process for producing the sheet material. We have worldwide exclusive rights to the material. The production and packaging of our herbal smoking products is subject to an agreement with Durfort whereby they manufacture and package the finished goods in the Dominican Republic subject to our specifications and coordinate delivery with JJA to our designated distribution center in the U.S.

We obtain our Shishafruits product from Shishafruits Panama (“SFP”). SFP owns the intellectual property and we secured the exclusive rights to distribution in the U.S. and Canada as well as the global right to sell the products. SFP manufactures, packages and facilitates delivery with JJA to the U.S. distribution center we designate.

Manufacturing

We primarily outsource our manufacturing and production processes and focus on packaging, marketing and distribution. We have manufacturing operations for less than 13% of our products in terms of gross sales. Our in-house manufacturing operations are limited to (i) the processing and packaging of our MYO smoking products and pipe tobacco products, which is completed at our manufacturing facility in Louisville, Kentucky, (ii) the manufacturing of our moist snuff products, which occurs at our facility in Dresden, Tennessee and (iii) the packaging of our moist snuff products at our facilities in Dresden, Tennessee and Louisville, Kentucky. These MST products are processed in-house, rather than outsourced, as a result of our proprietary manufacturing processes which are substantively different than those of our competitors.

Sales and Marketing

Since 2005, we have grown the size and capacity of our salesforce and intend to continue strengthening the organization to advance our ability to deepen and broaden the retail availability of our products and brands.

As of September 30, 2015, we had a nationwide sales and marketing organization of approximately 120 professionals. Our sales and marketing group focuses on priority markets and sales channels and seeks to operate with a high level of efficiency. In 2014, our sales and marketing efforts enabled our products to reach an estimated 250,000 retail doors in North America, and over 900 direct wholesale customers with an additional 240 secondary, indirect wholesalers in the U.S. Our products currently sell in all of the top ten convenience store chains in the U.S.

Our sales efforts are focused on wholesale distributors and retail merchants in the independent and chain convenience store, tobacco outlet, food store, mass merchandising and drug store channels. Since 2005, we have expanded and intend to continue to expand the sales of our products into previously underdeveloped geographic markets and retail channels. In 2014, we derived approximately 95% of our sales revenues from sales in the U.S., with the remaining minority coming predominantly from Canadian sales.

We have subscribed to a sales tracking system provided by MSAi that measures all OTP product shipments (ours as well as those of our competitors) on a weekly basis from approximately 1,000 wholesalers to over 250,000 retail stores in the U.S. This system enables us to understand volume and share trends across multiple categories down to the individual retail store level, allowing us to target field salesforce coverage to achieve the highest opportunity to access potential stores. In addition, the ability to select from a range of parameters and to achieve this level of granularity means that we can adapt to trends in the marketplace and constantly evolve our business plan to meet market opportunities.

With regard to the marketing of our products, we employ marketing activities to grow awareness, trial and sales including, selective trade advertising to expand wholesale availability, point-of-sale advertising and merchandising by the field salesforce and permanent and temporary displays to improve consumer visibility. We comply with all regulations relating to the marketing of tobacco products, such as directing marketing efforts to adult consumers and are committed to full legal compliance in the sales and marketing of our products. To date, we have neither relied upon nor conducted any substantial advertising in the consumer media for our products.

We are currently developing our own commercial websites that will sell our NewGen products. Should the FDA determine to regulate of these products in a manner similar to tobacco products (which cannot be distributed through the mail), we could lose the ability to utilize the internet as a medium for sales. See “Risk Factors—Risk Factors Related to Our Business—There is uncertainty related to the federal regulation of certain NewGen products, cigars and pipe tobacco products.”

In the years ended December 31, 2014, 2013 and 2012, we had one customer, McLane, that accounted for more than 10%, but less than 15%, of revenues. Furthermore, in the year ended December 31, 2014, sales to our top three customers accounted for over 20% of our revenues. Our customers use an open purchase order system to buy our products and are not obligated to do so pursuant to ongoing contractual obligations. We perform periodic credit evaluations of our customers and generally do not require collateral on trade receivables. Historically, we have not experienced material credit losses.

Competition

We are subject to significant competition across our segments, and compete against companies in all segments that have access to significant resources in terms of technology, relationships with suppliers and distributors and access to cash flow and financial markets. See “Risk Factors—Risks Related to Our Business—We face intense competition and may fail to compete effectively.”

Many of our competitors are better capitalized than we are and have greater financial and other resources. We believe our ability to effectively compete and our strong market positions in our principal product lines are due to our high brand recognition and the perceived quality of each of our products, and our sales, marketing and distribution efforts. We compete against “big tobacco,” including Altria Group, Inc. (formerly Philip Morris) and Reynolds American Inc., Swedish Match, Swisher International and manufacturers, including U.K. based Imperial Tobacco Group PLC, across our segments. “Big tobacco” has substantial resources and a customer base that has historically demonstrated loyalty to their brands. We believe “big tobacco” companies will continue to increase their offerings of electronic cigarette products and vaporizer products as such markets grow.

Competition in the OTP market is based upon not only brand quality and positioning, but also on price, packaging, promotion and retail availability and visibility. Given the decreasing prevalence of cigarette consumption, the “big tobacco” companies continue to demonstrate an increased interest and participation in a number of OTP markets.

Smokeless Products

Our three principal competitors in the loose leaf chewing tobacco market are Swedish Match, the American Snuff Company, LLC (a unit of Reynolds American Inc.), and Swisher International Group Inc. We believe moist snuff products are used interchangeably with loose leaf products by many consumers. In the moist snuff category, we face the same competitors with the addition of U.S. Smokeless Tobacco Company (a division of Altria Group, Inc.).

Smoking Products

Our two major competitors for premium cigarette paper sales are Republic Tobacco, L.P. and Commonwealth Brands, Inc. a wholly-owned subsidiary of Imperial Tobacco Group PLC. Our two major competitors for MYO cigar wraps are New Image Global, Inc. and Blunt Wrap USA. In cigars, we compete in the non-tipped cigarillo market with Swisher International, Inc., Swedish Match and Good Times USA.

NewGen Products

In the NewGen products segment, our competitors are varied as the market is relatively new, highly fragmented and the barriers to entry into the business are low. Our direct competitors sell products that are substantially similar to our products and through the same channels through which we sell our liquid vapor products and tobacco vaporizer products. We compete with these direct competitors for sales through wholesalers and retailers, including but not limited to national chain stores, tobacco shops, gas stations and travel stores.

Distribution and Supply Agreements

Bolloré Distribution and License Agreements

We are party to two long-term distribution and license agreements with Bolloré with respect to sales of cigarette papers, cigarette tubes and cigarette injector machines: one with respect to distribution in the U.S. and one with respect to distribution in Canada (collectively, the “Distribution Agreements”). Under the Distribution Agreements, Bolloré granted us the exclusive right to purchase the products bearing the Zig-Zag® brand name from Bolloré for resale in the U.S. and Canada. We have the sole right to determine the price and other terms upon which we may resell any products purchased from Bolloré, including the right to determine the ultimate distributors of such products within these countries. In addition, on March 19, 2013, we entered into an additional License and Distribution Agreement with Bolloré (the “Bolloré License Agreement”), which permits us the exclusive use of the Zig-Zag® brand name in the U.S. for electronic cigarettes and any related accessories, including vaporizers and e-liquids. The Bolloré License Agreement terminates upon termination of the Distribution Agreements.

Each of the Distribution Agreements was entered into on November 30, 1992 by a predecessor in interest for an initial twenty-year term, was automatically renewed in November 2012 and will automatically renew for successive twenty year terms unless terminated in accordance with the provisions of such agreement. The Distribution Agreements provide that, in order to assure each of the parties receive commercially reasonable profits in light of inflationary trends and currency fluctuation factors, 120 days prior to December 31, 2004 and each fifth-year anniversary from such date thereafter, the parties are required to enter into good faith negotiations to agree on an index and currency adjustment formula to replace the index and formula currently in effect. If the parties are unable to agree, the dispute is to be submitted to binding arbitration. Pursuant to the Distribution Agreements, if at any time the price received by Bolloré fails to cover its costs, Bolloré may give us notice of this deficiency and the parties must promptly negotiate in good faith to adjust prices. If the parties cannot agree on new prices, we may purchase products from an alternative supplier reasonably acceptable to Bolloré until the next price adjustment period, subject to certain price-matching rights available to Bolloré and other terms and conditions. At the present time, we are operating under a temporary pricing structure and formula. The parties are considering a modified pricing formula and a potential new index and duration. See “Risk Factors—Risks Related to our Business—We depend on a small number of key third-party suppliers and producers for our products.”

Pursuant to the Distribution Agreements, export duties, insurance and shipping costs are the responsibility of Bolloré and import duties and taxes in the U.S. and Canada are our responsibility. Under the Distribution Agreements, we must purchase cigarette papers, cigarette tubes and cigarette injector machines from Bolloré, subject to Bolloré fulfilling its obligations under these agreements. Bolloré is required to provide us with the quantities of the products that we order consistent with specific order-to-delivery timelines detailed in the agreement. The Distribution Agreements provide us with certain safeguards to ensure that we will be able to secure a steady supply of product, including (i) granting us the right to seek third-party suppliers with continued use of the Zig-Zag® trademark if Bolloré is unable to perform its obligations or ceases its cigarette paper manufacturing operation, in each case as set forth in the Distribution Agreements and (ii) maintaining a two-month supply of safety stock inventory of the premium papers, tubes and injector machines in the U.S. at Bolloré’s expense.

Under the Distribution Agreements, we have agreed that for a period of five years after the termination of the agreements we will not engage, directly or indirectly, in the manufacturing, selling, distributing, marketing or otherwise promoting in the U.S. and Canada, of cigarette paper or cigarette paper booklets of a competitor without Bolloré’s consent, except for certain de minimis acquisitions of debt or equity securities of such a competitor and certain activities with respect to an alternative supplier used by us as permitted under the Distribution Agreements.

Each of the Distribution Agreements permits Bolloré to terminate such agreement (i) if certain minimum purchases (which, in the case of both Distribution Agreements have been significantly exceeded in recent years) of cigarette paper booklets have not been made by us for resale in the jurisdiction covered by such agreement within a calendar year, (ii) if we assign such agreement without the consent of Bolloré, (iii) upon a change of control without the consent of Bolloré, (iv) upon certain acquisitions of our equity securities by one of our competitors or certain investments by our significant stockholders in one of our competitors, (v) upon certain material breaches, including our agreement not to promote, directly or indirectly, cigarette paper or cigarette paper booklets of a competitor or (vi) upon our bankruptcy, insolvency, liquidation or other similar event. Additionally, the Canada Distribution Agreement is terminable by either us or Bolloré upon the termination of the U.S. Distribution Agreement.

Swedish Match Manufacturing Agreement

On September 4, 2008, we entered into a manufacturing and distribution agreement with Swedish Match whereby Swedish Match became the exclusive manufacturer of our loose leaf chewing tobacco. Under the agreement, the production of our loose leaf chewing tobacco products was completely transitioned to Swedish Match’s plant located in Owensboro, Kentucky on September 18, 2009 and we ceased all loose leaf manufacturing activities. We continue to source all of the tobacco that Swedish Match uses to manufacture our products along with certain proprietary flavorings and retain all marketing, design, formula and trademark rights over our loose leaf products. We also have the right to approve all product modifications, and are solely responsible for decisions related to package design and branding of the loose leaf tobacco produced for us. Responsibilities related to process control, manufacturing activities and inventory management with respect to our loose leaf products are allocated between us and Swedish Match as specified in the agreement. We also have rights to monitor production and quality control processes on an ongoing basis.

The agreement has an initial ten-year term and will automatically be renewed for five successive ten-year terms unless either party provides at least 180 days’ notice prior to a renewal term of its intent to terminate the agreement or unless otherwise terminated by mutual agreement of the parties or in accordance with the provisions of the agreement. If a notice of non-renewal is delivered, the contract will expire two years after the date on which the agreement would have otherwise been renewed. The terms allow the agreement to be assumed by a buyer or it may be terminated for uncured material breach, or terminated by NTC subject to a buyout. We also hold a right of first refusal to acquire the manufacturing plant as well as Swedish Match’s chewing tobacco unit.

VMR Distribution and Supply Agreement

We are party to the DL&S Agreement with VMR relating to the supply and distribution of certain VMR electronic cigarette products carrying the V2Cigs® trademarks or the V2® marks (the “V2® Products”). Pursuant to the terms of the DL&S Agreement, VMR has appointed us as its exclusive “bricks and mortar” retail distributor of the V2® Products. VMR has granted us a license to use the V2Cigs® trademarks or the V2® marks in connection with such distribution. VMR will manufacture and supply the V2® Products to us at a price based upon a specified gross margin. The DL&S Agreement was entered into on October 15, 2013 to be effective as of September 1, 2013 for an initial five-year term and will be renewed automatically for successive two-year terms unless terminated in accordance with the provisions of such agreement or by mutual agreement of the parties. VMR has rights to terminate the DL&S Agreement if (i) we materially breach the terms of the agreement or, (ii) if we fail to satisfy annual minimum order requirements. We may terminate the DL&S Agreement if (i) there is a material breach of the DL&S Agreement by VMR or (ii) if VMR’s pricing is not competitive as calculated pursuant to the terms of the DL&S Agreement. In addition, if a change of control of VMR were to occur, the acquirer of VMR would have the right to terminate the DL&S Agreement within 180 days thereafter subject to making a payment to us based on a formula contained in the DL&S Agreement that is designed to provide us with a fair share of the value created under the DL&S Agreement. In the event that VMR grants more favorable contract terms and conditions for sale of V2® products to any third party, we are entitled to benefit from such terms pursuant to a most favored nation clause. In May 2014, we negotiated an amended agreement with lower minimum order requirements and better margin pricing. In August 2014, we entered into a binding letter of intent for a second amendment which, among other things, would further reduce the minimum order requirements under certain conditions, no amendment has been formally executed to date, however.

JJA Distributors Service Agreement

On April 1, 2013 we entered into an agreement with JJA to source our Zig-Zag® branded cigars and cigarillos and other products from the Dominican Republic. Under the agreement, JJA and its Dominican Republic partner purchase and inventory all of the necessary raw materials, including packaging bearing our intellectual property, manufacture to our specifications and deliver to our designated U.S. distribution center. We retain all marketing, design and trademark rights over our cigar products.

Patents, Trademarks and Trade Secrets

We have numerous registered trademarks relating to our products, including: Beech-Nut®, Trophy®, Havana Blossom®, Durango®, Stoker’s®, Stoker’s No. 1® and Stoker’s Number 2®, Tequila Sunrise®, Fred’s Choice®, Old Hillside®, Our Pride®, Red Cap® and Tennessee Chew® . The registered trademarks, which are significant to our business, expire periodically and are renewable for additional 10-year terms upon expiration. Flavor and blend formulae trade secrets relating to our tobacco products, which are key assets of our businesses, are maintained under strict secrecy. The Zig-Zag® trade name and trademark for premium cigarette papers and related products are owned by Bolloré and have been exclusively licensed to us in the U.S. and Canada. The Zig-Zag® trade name and trademark for rechargeable kits nicotine cartridge, tobacco vaporizers and disposables are also owned by Bolloré and have been exclusively licensed to us in the U.S. We own the Zig-Zag® trademark with respect to its use in connection with products made with tobacco, including without limitation, cigarettes, cigars and MYO cigar wraps in the U.S.

Production and Quality Control

We use proprietary production processes and techniques, including strict quality controls. Our quality control group routinely tests the quality of the tobacco, flavorings, application of flavorings, premium cigarette papers, tubes and injectors, cigars, MYO cigar wraps, liquid vapor products, tobacco vaporizer products and packaging materials. We utilize sophisticated quality control to test and closely monitor the quality of our products. The high quality of our tobacco products is largely the result of using high grade tobacco leaf and food-grade flavorings and an ongoing analysis of tobacco cut, flavorings and moisture content together with strict specifications for sourced products.

Given the importance of contract manufacturing to our business, our quality control group ensures that established written procedures and standards are adhered to by each of our contract manufacturers. Responsibilities related to process control, manufacturing activities, quality control and inventory management with respect to our loose leaf were allocated between us and Swedish Match under the manufacturing agreement.

Research and Development and Quality Assurance

We have a research and development and quality assurance function that tests raw materials and finished products in order to maintain a high level of product quality and consistency. The research and development function is also responsible for new product development across our segments, and largely base their efforts on our high-tech data systems. We spent approximately $1.2 million, $0.9 million, and $0.9 million dollars on research and development and quality control efforts for the years 2014, 2013 and 2012, respectively.

Employees

As of November 30, 2015, we employed a total of 232 full-time employees. None of our employees are represented by unions. We believe we have a positive relationship with our employees.

Properties

As of September 30, 2015, we operated manufacturing, distribution, office and warehouse space in the U.S. with a total floor area of approximately 327,350 square feet. All of this footage is leased. To provide a cost-efficient supply of products to our customers, we maintain centralized management of internal manufacturing and nationwide distribution facilities. Our two manufacturing and distribution facilities are located in Louisville, Kentucky and Dresden, Tennessee. We believe our facilities are generally adequate for our current and anticipated future use.

The following table describes our principal properties as of September 30, 2015:

Location	Principal Use	Square Feet	Owned or Leased
Darien, CT	Administrative office	1,950	Leased

Louisville, KY	Corporate offices, Manufacturing, R&D, warehousing and distribution	248,800	Leased

Dresden, TN	Manufacturing and administration	76,600	Leased

Legal Proceedings

We are a party from time to time to various proceedings in the ordinary course of business. For a description of the Master Settlement Agreement, to which we are a party, see “Regulation—State Attorney General Settlement Agreements.” Other than the proceeding described below, there is no material litigation, arbitration or governmental proceeding currently pending against us or any of our officers or directors in their capacity as such, and we and our officers and directors have not been subject to any such proceeding in the 12 months preceding the date of this prospectus.

In February 2015, the Center for Environmental Health, a public interest group in California, filed an action against vaporizer marketers, including one of our subsidiaries, alleging a violation of Proposition 65 as codified in the California Health and Safety Code sections 25249.5 et seq. (“Prop 65”). Prop 65 requires the State of California to identify chemicals that could cause cancer, birth defects, or reproductive harm, and businesses selling products in California are then required to warn consumers of any possible exposure to the chemicals on the list. The basis for the action brought by the Center for Environmental Health is the reproductive harm associated with nicotine. Although we are not aware of any instance in which we sold nicotine-containing e-cigarette products that did not carry the appropriate Prop 65 warning, the Center for Environmental Health asserts that even e-cigarette products that do not contain nicotine, but could potentially be used with nicotine-containing products (such as open-system vaporizers or blank cartridges), should also carry a Prop 65 warning. The Company has entered into a tentative settlement agreement with the Center of Environment Health for an immaterial amount, which is subject to review by the Attorney General of California and approval by the court.

Other major tobacco companies are defendants in a number of product liability claims. In a number of these cases, the amounts of punitive and compensatory damages sought are significant, and could have a material adverse effect on our business and results of operations. We cannot guarantee that we will not become defendants in such product liability cases in the future. See “Risk Factors—We may become subject to significant product liability litigation.”

REGULATION

Smoking and Smokeless Products

The tobacco industry and, in particular, cigarette manufacturers, have been under public scrutiny for over fifty years. Industry critics include special interest groups, the U.S. Surgeon General and many legislators and regulators at the federal and state levels. Although smokeless products companies have come under some scrutiny, the principal focus has been directed at the manufactured cigarette market due to its large size relative to the smokeless products market and the MYO cigarette products segment of the cigarette market.

Producers of tobacco products are subject to regulation in the U.S. at the federal, state and local levels. Together with changing public attitudes towards tobacco consumption, the constant expansion of regulations, including increases in various taxes, requirements that tobacco products be displayed “behind-the-counter” and public smoking restrictions, has been a major cause of the overall decline in the consumption of tobacco products since the early 1970’s. If the U.S. becomes a signatory to the FCTC, national laws that reflect the major elements of the FCTC may be enacted. Moreover, the current trend is toward increasing regulation of the tobacco industry at all jurisdictional levels.

On June 22, 2009, the Tobacco Control Act authorized the FDA to regulate the tobacco industry. The Tobacco Control Act establishes certain restrictions and prohibitions on our business and authorizes or requires further FDA action to regulate our products. Among other things, the Tobacco Control Act empowers the FDA to regulate the amount of nicotine found in tobacco products but not to require the reduction of nicotine yields of a tobacco product to zero. The FDA is authorized to issue regulations requiring reformulations, recalls or discontinuations of tobacco products. Specifically, the Tobacco Control Act (i) increases the number of health warnings required on cigarette and smokeless tobacco products, increases the size of warnings on packaging and in advertising, requires the FDA to develop graphic warnings for cigarette packages, and grants the FDA authority to require new warnings, (ii) imposes restrictions on the sale and distribution of tobacco products, including significant restrictions on tobacco product advertising and promotion as well as the use of brand and trade names, (iii) bans the use of “light,” “mild,” “low” or similar descriptors on tobacco products, (iv) bans the use of “characterizing flavors” in cigarettes other than tobacco or menthol, (v) requires manufacturers to report ingredients and harmful constituents and requires the FDA to disclose certain constituent information to the public, (vi) authorizes the FDA to require the reduction of nicotine (although it may not require the reduction of nicotine yields of a tobacco product to zero) and the potential reduction or elimination of other constituents, including menthol, (vii) establishes pre-market review pathways for tobacco products that are considered new, including authorizing the FDA to deny any new product applications for products modified or first introduced into the market after March 22, 2011, or to determine that products modified or first introduced into the market between February 15, 2007 and March 22, 2011 are not “substantially equivalent” to products commercially marketed as of February 15, 2007, thereby preventing the sale or distribution of such product or requiring them to be removed from the market, and (viii) requires tobacco product manufacturers (and certain other entities) to register with the FDA.

In addition to the FDA, we are subject to regulation by numerous other federal agencies, including U.S. Customs and Border Control, the FTC, the TTB, the FCC, the U.S. Environmental Protection Agency, the HHS Office of Smoking and Health, and the USDA. See “Risk Factors—Risks Related to our Business—We are subject to substantial and increasing U.S. regulation.”

Taxation

Participants in the tobacco products markets are subject to significant taxation at the national, state and local level. This extensive taxation system adds significant cost to tobacco products, and has resulted in price fluctuations that affect sales and results of operations. Further tax increases at each governmental level are difficult to predict in terms of timing and magnitude of such increases. These federal and state increases may result in consumers switching between tobacco categories or may depress overall tobacco consumption. See “Risk Factors—Risks Related to Our Business—Increases in tobacco-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions.”

Excise Taxes

Tobacco products, premium cigarette papers and tubes have long been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. Since 1986, smokeless products have been subject to federal excise tax. Smokeless products are taxed by weight (in pounds or fractional parts thereof) manufactured or imported.

Excise tax changes that affect our products occur at both the federal and state level. At the federal level, in February 2009, Congress passed S-CHIP reauthorization legislation, which is funded in part through an increase in tobacco excise taxes. Since its enactment, the federal excise tax increases adopted by S-CHIP have materially reduced sales of the RYO/MYO cigarette smoking products segment and also resulted in volume declines in other market segments. There have not been any increases since 2009. Any future increases in federal excise taxes on our products could have a material adverse effect on our business, results of operations and financial condition. We are unable to predict the likelihood of passage of future increases in federal excise taxes.

The following table demonstrates the significant increase in federal excise taxes that became effective on April 1, 2009 as a result of the passage of S-CHIP:

Product Category	Cigarette and Tobacco Rates through March 31, 2009	Cigarette and Tobacco Rates at the beginning of April 1, 2009
Cigarettes	$0.39 per pack	$1.0066 per pack
Large Cigars	20.719% of manufacturer’s price; cap of $0.04875 per cigar	52.75% of manufacturer’s price; cap of $0.4026 per cigar
Little Cigars	$0.04 per pack	$1.0066 per pack
Pipe Tobacco (including Shisha)	$1.0969 per pound	$2.8311 per pound
Chewing Tobacco	$0.195 per pound	$0.5033 per pound
Snuff	$0.585 per pound	$1.51 per pound
RYO/MYO and Cigar Wrappers	$1.0969 per pound	$24.78 per pound
Cigarette Papers	$0.0122 per 50 papers	$0.0315 per 50 papers
Cigarette Tubes	$0.0244 per 50 tubes	$0.063 per 50 tubes

At the state level, tobacco excise taxes, which are levied upon and paid by the state distributors, are in effect in the 50 states, the District of Columbia and many municipalities. A number of states and local governments have enacted state excise taxes on cigarette papers or tubes in recent years, including Arkansas, Indiana, and Rhode Island. There can be no assurance that additional federal, state or local regulations will not be enacted that will seek to regulate or ban the sale of cigarette papers or MYO cigar products. In the event such regulations are enacted, depending upon their parameters, they could have a material adverse effect on our business, results of operations and financial condition.

Both the federal government and states can also shift methods of levying taxes. A number of states have moved to weight-based taxes/unit-based taxes on moist snuff tobacco. Presently 22 states have weight-based taxes in this category: Alabama, Arizona, Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maine, Montana, Nebraska, New Jersey, New York, North Dakota, Oregon, Rhode Island, Texas, Utah, Vermont, Virginia, Washington and Wyoming. Additional states may consider adopting such revised tax structures, which have the potential to affect our results of operations.

Various states have proposed, and certain states have recently passed, increases in their state tobacco excise taxes. The state excise taxes generally range from $0.17 to $4.35 per package of 20 cigarettes and 0% to 210% of the manufacturer’s/wholesaler’s list price or $0.05 to $2.02 per ounce/pack unit for other tobacco products. Future enactment of increases in federal, state and local excise and/or other taxes on our products could adversely affect demand for them and have a material adverse effect on our business, results of operations and financial condition. We are unable to predict the likelihood of passage of future increases in such taxes. See “Risk Factors—Risks Related to Our Business—Increases in tobacco-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions.”

NewGen Products

Since a decision by the U.S. Court of Appeals for the D.C. Circuit in December, 2010 (the “Sottera decision”), the FDA has been permitted to regulate electronic cigarettes containing tobacco-derived nicotine as “tobacco products” under the Tobacco Control Act.

Under the Sottera decision, the FDA Center for Tobacco Products does not have the authority to regulate electronic cigarettes as “drugs” or “devices” or a “combination product” under the Food, Drug and Cosmetic Act

(“FDCA”) unless they are marketed for therapeutic purposes. Because we do not market our electronic cigarettes for therapeutic purposes, but as a cigarette alternative, our electronic cigarettes are not subject to being regulated as “drugs” or “devices” or “combination products” under the FDCA.

The Tobacco Control Act grants the FDA broad authority over the manufacture, sale, marketing and packaging of tobacco products, although the FDA is prohibited from issuing regulations banning a class of tobacco products, such as cigarettes or all smokeless tobacco products, or requiring the reduction of nicotine yields of a tobacco product to absolute zero.

On April 24, 2014, the FDA released proposed rules that would extend its regulatory authority under the Tobacco Control Act to electronic cigarettes and certain other tobacco products, including cigars and pipe tobacco products, by newly deeming these products as “tobacco products.” The scope of the proposed rules includes the following products that we market under the FDA’s authority: electronic cigarettes (e-cigarettes), vaporizers, e-liquids, cigars and pipe tobacco not already under the FDA’s authority. The scope of the FDA’s proposed rules also includes tobacco product components or parts that are used in the consumption of a tobacco product, like e-cigarette cartridges. The proposed rules would require that electronic cigarette manufacturers (i) register with the FDA and report electronic cigarette product and ingredient listings; (ii) market new electronic cigarette products only after FDA review and approval; (iii) only make direct and implied claims of reduced risk if the FDA approves after finding that scientific evidence supports the claim and that marketing the electronic cigarette product will benefit public health as a whole; (iv) refrain from distributing free samples; (v) implement minimum age and identification restrictions to prevent sales to individuals under age 18; (vi) include a health warning; and (vii) refrain from selling electronic cigarettes in vending machines, unless in a facility that never admits youth. It is not known how long it will take to finalize and implement the rules. Newly-deemed tobacco products also would be subject to the other requirements of the Tobacco Control Act, such as that they not be adulterated or misbranded. The FDA could in the future promulgate good manufacturing practice regulations for these and our other products, which could have a material adverse impact on our ability and the cost to manufacture our products.

On July 1, 2015, the FDA solicited public comments in response to proposed rules with respect to nicotine exposure warnings and child-resistant packaging for e-liquids containing nicotine. The public comment period ended on August 31, 2015. As a result, the FDA may issue proposed rules for these purposes and may ultimately pass the rules as proposed or in modified form.

We cannot predict the scope of the final rules or the impact they may have on our business specifically or the NewGen products market generally, though if enacted, they could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with the Tobacco Control Act and with FDA regulatory requirements could result in significant financial penalties and could have a material adverse effect on our business, results of operations and financial condition, and our ability to market and sell our products. See “Risk Factors—Risks Related to Our Business—Our products are regulated by the FDA, which has broad regulatory powers.”

State and local governments currently regulate tobacco products, including what is considered a tobacco product, how tobacco taxes are calculated and collected, to which and by which tobacco products can be sold, what incentives and promotions can be used to drive sales, what flavors may be used in e-cigarettes, and where tobacco products may or may not be smoked. Certain states and municipalities have enacted laws and ordinances that preclude the use of electronic cigarettes where traditional tobacco burning cigarettes cannot be used and certain states have enacted legislation that categorizes electronic cigarettes as tobacco products, equivalent to their tobacco burning counterparts. Some states and cities have enacted regulations that require obtaining a tobacco retail license in order to sell electronic cigarettes and vaporizer products. If the number of states or cities enacting such legislation grows, electronic cigarettes and vaporizers may lose their appeal as an alternative to cigarettes, which may have the effect of reducing the demand for our products and as a result have a material adverse effect on our business, results of operations and financial condition. See “Risk Factors—Risks Related to Our Business—There is uncertainty related to the federal regulation of NewGen products, cigars and pipe tobacco products.”

At present, neither the Prevent All Cigarette Trafficking Act (which prohibits the use of the U.S. Postal Service to mail most tobacco products and which amends the Jenkins Act, which would require individuals and businesses that make interstate sales of cigarettes or smokeless tobacco to comply with state tax laws) nor the Federal Cigarette Labeling and Advertising Act apply to electronic cigarettes. Electronic cigarettes are not currently subject to federal excise taxes as a tobacco product, and manufacturers and importers are not required to register with federal licensing agencies for the sale of electronic cigarette products. The application of either of these federal laws, or the application of federal excise taxes to electronic cigarettes would have a material adverse effect on our business, results of operations and financial condition.

International Regulation

The tobacco industry expects significant regulatory developments to take place over the next few years, driven principally by the World Health Organization’s FCTC. The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. Regulatory initiatives that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;
•	restrictions or bans on advertising, marketing and sponsorship;
•	the display of larger health warnings, graphic health warnings and other labeling requirements;
•	restrictions on packaging design, including the use of colors and generic packaging;
•	restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;
•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;
•	requirements regarding testing, disclosure and use of tobacco product ingredients;
•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;
•	elimination of duty free allowances for travelers; and
•	encouraging litigation against tobacco companies.

If electronic cigarettes become subject to one or more of the significant regulatory initiatives proposed under the FCTC, and if the U.S. becomes a signatory to the FCTC and national laws are enacted in the U.S. that reflect the major elements of the FCTC, our business, results of operations and financial condition could be materially and adversely affected.

Liquid vapor products containing nicotine have not been approved for sale in Canada. Some Canadian provinces have restricted sales and marketing of electronic cigarettes, and other provinces are in the process of passing similar legislation. Furthermore, some Canadian provinces have limited the use of electronic cigarettes in public places. See “Risk Factors—Risks Related to Our Business—There is uncertainty related to the federal regulation of NewGen products, cigars and pipe tobacco products.”

Environmental Regulations

We believe that we are currently in substantial compliance with all material environmental regulations and pollution control laws.

State Attorney General Settlement Agreements

On November 23, 1998, the major U.S. cigarette manufacturers, Philip Morris USA, Inc., Brown & Williamson Tobacco Corporation, Lorillard Tobacco Company and R.J. Reynolds Tobacco Company, entered into the MSA with attorneys general representing the Settling States. The MSA, along with its equivalent in the smokeless products segments, the STMSA, settled all the asserted and unasserted health-care cost recovery actions brought by, or on behalf of, the Settling States.

In the Settling States, the MSA released all signing parties from all claims of the Settling States and their respective political subdivisions and other recipients of state health-care funds relating to (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising, marketing or health effects of, the exposure to, or research, statements or warnings about, tobacco products and (ii) future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA also contains provisions restricting signatory companies in their advertising, promotion and marketing of cigarettes in the U.S. Among these are restrictions or prohibitions on the use of cartoon characters, brand name sponsorships, targeting of youth, outdoor advertising, event sponsorship (such as concerts and sporting events), payments for product placement, providing free samples, and branded apparel and merchandise.

Required Payments

The MSA also requires annual industry payments from participating manufacturers, which were $8.0 billion in 2004, $8.1 billion in 2008, and will increase to $9.0 billion in 2017 and thereafter in perpetuity. Ten additional strategic contribution payments of $861 million have been due annually beginning in April 2008. All payment responsibility is allocated among the original participating manufacturers (“OPMs”) on the basis of relative national market share and most are subject to adjustments, including but not limited to, adjustments for inflation, volume, loss of market share to subsequent participating manufacturers (“SPMs”) and non-participating manufacturers (“NPMs”), operating income, and payments to the four non-MSA states.

Adjustments

An inflation adjustment is applied to annual and strategic contribution payments and to payments for the benefit of the national public education fund established by the foundation. It increases payments on a compounded annual basis by the greater of 3% or the actual total percentage change in the consumer price index for the preceding year. The inflation adjustment is measured starting with inflation for 1999.

A volume adjustment applies to initial payments, annual and strategic contribution payments and payments for the benefit of the national public education fund established by the foundation. It increases or decreases payments for OPMs based on the increase or decrease in the total number of cigarettes shipped in or to the 50 states, the District of Columbia and Puerto Rico by the OPMs during the preceding year, as compared to the 1997 base number of cigarettes shipped by the OPMs. When volume has increased, the volume adjustment increases payments by the same percentage as the number of cigarettes exceeds the 1997 base number. When volume has decreased, the volume adjustment decreases payments by a percentage equal to 98% of the percentage reduction in volume. There are also limits to the extent to which OPMs can benefit by volume decreases in years where OPMs achieve certain increases in aggregate operating income.

Subsequent Participating Manufacturers

Under the MSA, each SPM is required to make payments in any year that equal, on a per-cigarette basis, the sum of the annual and strategic contribution payments and payments for the benefit of the national public education fund by the OPMs in that year, provided that SPMs who signed the MSA within 90 days of its effective date are required to make such payments only on unit volumes that represent the increase in its market share in such year over the greater of the SPMs 1998 market share or 125% of its 1997 market share.

Non-Participating Manufacturers

Each of the states that are parties to the MSA, except for a few territories, has enacted a statute as provided for in the MSA to address manufacturers that do not participate in the MSA. The statutes require that any cigarette manufacturer or any MYO tobacco manufacturer that is not a signatory to the MSA make payments into an escrow fund to cover possible future liabilities to the relevant Settling State. The payment required by an NPM under the state statutes is calculated on a per cigarette or a cigarette equivalent basis for MYO. Some smaller manufacturers who were not a party to the state litigation against the OPMs have chosen to remain outside the MSA and operate as escrow compliant NPMs.

We were not a party to the state litigation against the OPMs. We have chosen to participate as an escrow compliant NPM. As of September 30, 2015, we had deposited approximately $31.8 million to an escrow fund to maintain state by state compliance.

Under the escrow statutes, NPMs pay the lesser of the rates stated in the statutes or the amount that the NPM would have paid had it been a hypothetical SPM under the MSA. Recent legislation adopted in some 44 states has eliminated the share provision of the escrow statutes that allowed an NPM to recover any overpayment it may have made under the NPM allocable share formula. Since the payment calculations (to a state as an SPM or to an escrow account as an NPM) had been different, the payment to escrow could have been smaller on a unit basis than the payment to the MSA would be, depending on the state in which the NPM marketed its cigarettes. As a result of this change in the legislation, an NPM must now escrow an amount almost equivalent to the amount a similarly situated SPM must pay under the MSA payment formula.

The NPM escrow deposits are required to be held for 25 years and remain the property of such NPM. During the holding period, the NPMs have the right to receive the earnings on such deposits. On the 25th anniversary of each annual deposit, the principal amount of escrow remaining for that year will be returned to the NPM.

In 2004, Michigan, Utah and Alaska passed new legislation that places additional payment obligations on NPM products sold in these states. In addition to making escrow payments, NPMs must now make an additional advance payment on cigarette and MYO sales based on anticipated cigarette or MYO sales in those states. These equity assessment payments range from $3.50 to $5.00 per carton on manufactured cigarettes, and $1.22 to $1.50 per pound of MYO tobacco. Such equity assessments limit the ability of NPMs to compete against OPMs and SPMs that are not required to make these additional payments in these states. We currently sell MYO cigarette products in the above states.

Payment Obligations in Non-MSA States

In June 1994, the Mississippi attorney general brought an action, Moore v. American Tobacco Co., against various U.S. tobacco companies. This case was brought on behalf of the state to recover state funds paid for health care and medical and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. The large cigarette manufacturer defendants settled the Mississippi case in 1998, and also, at later dates, similar cases in Texas, Florida and Minnesota. Future payments under the settlement agreements with these non-MSA states will be allocated among the OPMs on the basis of relative unit volume of domestic cigarette shipments, and will be subject to adjustment for inflation and for changes in the volume of domestic cigarette shipments on terms substantially similar to those in the MSA states. There are no requirements imposed on NPMs in the non-MSA states as a result of these settlements.

In 2003, the State of Minnesota enacted a new statute requiring non-signatory companies to the Minnesota tobacco settlement to pay a “fee in-lieu of settlement” or “equity assessment” on all cigarette products sold in the state. The statute does not extend to MYO smoking products. We do not currently sell manufactured cigarette products in the state of Minnesota or anywhere else. The Council of Independent Tobacco Manufacturers of America (“CITMA”) filed suit challenging the fee. The CITMA case was denied on appeal and a writ of certiorari to the U.S. Supreme Court was rejected. In 2012 and 2013, respectively, the states of Mississippi and Texas passed similar legislation. Florida legislators have to date rejected such non-settling manufacturer fees.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, position and age of each of our executive officers and each member of our board of directors as of the date of this prospectus.

NAME	AGE	POSITION
Thomas F. Helms, Jr.	75	Executive Chairman;(1) Director
Lawrence S. Wexler	63	Chief Executive Officer; Director
Mark A. Stegeman	54	Chief Financial Officer, Senior Vice President
James W. Dobbins	55	General Counsel, Secretary, Senior Vice President
James M. Murray	54	Senior Vice President, Business Planning
Gregory H.A. Baxter	62	Director
H. C. Charles Diao	58	Director
David Glazek	38	Director
George W. Hebard III	42	Director
Arnold Zimmerman	78	Director
(1)	In connection with this offering, Mr. Helms has agreed to end his tenure as executive chairman, but will continue in his role as chairman of the board of directors.

Thomas F. Helms, Jr. Thomas F. Helms, Jr. currently serves as our Executive Chairman, a position he has served in since May 2006. Previously, Mr. Helms served as Non-Executive Chairman of the board of directors from June 1997 to May 2006. Mr. Helms has also formerly served as our President. In 1988, Mr. Helms formed our predecessor to acquire certain loose leaf chewing tobacco assets of Lorillard, Inc. Mr. Helms served as President and Chief Executive Officer of Culbro Corporation’s smokeless tobacco division from 1983 until shortly prior to its sale to American Maize-Products Company in March 1986. From 1979 to 1982, Mr. Helms was General Manager of the Etherea Cosmetics and Designer Fragrances Division of Revlon, Inc. From 1964 to 1979, Mr. Helms was employed in marketing and sales positions in various divisions of Revlon, Inc.

We believe Mr. Helms is well-qualified to serve as our Chairman due to his many years of experience in the tobacco industry, and in particular with our company, as well as his role in forming our predecessor. This experience provides him with a deep knowledge of both our industry and our company, which provides valuable insight to our board.

Lawrence S. Wexler. Mr. Wexler has served as our President and CEO since June 2009 and as President and Chief Operating Officer of NATC, our primary operating subsidiary since June 2006. Prior to June 2006, Mr. Wexler had been the Chief Operating Officer of NATC since June 2005, and prior to that, the President and Chief Operating Officer of one of our other subsidiaries since December 2003. Mr. Wexler was a consultant to a number of emerging marketing, communication and financial companies, advising them on financial, marketing and strategic matters, at times in an operating role from 1998 to 2003. From 1977 to 1998, he was employed by Philip Morris, USA in various positions in the Sales, Marketing and Finance Departments. As Group Director, Discount Brands his group introduced the Basic and Alpine brands. He served as Senior Vice President of Marketing from 1992 to 1993 and Senior Vice President Finance, Planning and Information Services from 1993 until his departure in 1998. Mr. Wexler holds a bachelor of science in administrative science from Yale and a master of business administration from Stanford.

We believe Mr. Wexler is well-qualified to serve as a director of our company because of his many years of experience at our company and his prior leadership positions at other companies, both within and outside of our industry. In addition, as Chief Executive Officer, Mr. Wexler provides valuable insight to the Board on our day-to-day operations.

Mark A. Stegeman. Mr. Stegeman has served as our Chief Financial Officer and Senior Vice President since August 2015. Prior to joining us, Mr. Stegeman was Vice President and Assistant Treasurer at Brown-Forman Corporation, a producer of premium spirits, from 2007 to 2015. Mr. Stegeman previously served as Vice President and Treasurer of La-Z-Boy Incorporated from 2001 to 2007. Mr. Stegeman was Vice President & Relationship Manager at UBS from 2000 to 2001, Citigroup from 1997 to 2000 and KeyBank from 1987 to 1997. He was a Senior Audit Accountant at PricewaterhouseCoopers from 1982 to 1987. Mr. Stegeman holds a bachelor of business administration and a master of business administration, both from the University of Toledo.

James W. Dobbins. James W. Dobbins has been our Senior Vice President, General Counsel and Secretary since June 1999 and has served in various roles in our legal department since joining us in June 1999. Prior to joining us, Mr. Dobbins was in private practice in North Carolina and held various positions in the legal department of Liggett Group Inc., a major cigarette manufacturer, including, at the time he left that company, Vice President, General Counsel and Secretary. Mr. Dobbins has also practiced as an outside litigation attorney with Webster & Sheffield, a New York law firm, representing a variety of clients including Liggett Group Inc. Prior to joining Webster & Sheffield, he served as a law clerk to the Honorable J. Daniel Mahoney, U.S. Circuit Judge for the Second Circuit Court of Appeals. Mr. Dobbins holds a bachelor of arts in mathematics and political science from Drew University and a J.D. from Fordham University School of Law.

James Murray. Mr. Murray has served as our Senior Vice President of Business Planning since 2005. Prior to 2005, Mr. Murray was our Senior Vice President of Sales and Marketing since 2002, and prior to that, our Vice President of Marketing since 2000. Previously, Mr. Murray held various marketing positions at Brach’s Confections from 1995 to 1999 and various sales and marketing positions at American Tobacco (American Brands) from 1985 to 1994. Mr. Murray also held various sales and research positions at Schrafft’s Ice Cream and Nielsen Research from 1982 to 1985. Mr. Murray holds a bachelor of science in marketing from Fairfield University and a master of business administration from Fordham University.

Gregory H. A. Baxter. Gregory H. A. Baxter has served as a director of our company since April 2006. In October 2015, Mr. Baxter was elected to serve on the board of directors of Special Diversified Opportunities, Inc. Mr. Baxter has been an independent corporate finance consultant primarily for middle-market corporations and closely held businesses since 2005. Previously, from 2003 to 2005, he was Managing Director and Head, Hedge Fund Sales and Marketing at Diaz & Altschul Capital Management, where his primary focus was bringing its investment products to prospective corporate and institutional clients. He was also a member of the Investment Committee. Immediately prior to joining Diaz & Altschul, he was Managing Director and Head of Generalist/Cross-Border Mergers & Acquisitions at SG Cowen Securities Corporation, the U.S. investment bank of French bank, Société Générale from 2000 to 2002. There, he re-established the cross-border effort and worked globally in industries such as food, retail, consumer products, transportation and oil and gas. He was also a member of the SG Cowen Fairness Opinion Review Committee. Prior to SG Cowen he was at Rothschild Inc. for almost six years, from 1994 to 2000, where he specialized in advising on industrial/engineering companies, including automotive, domestic and cross-border mergers, acquisitions and divestitures. He was also a founding member of SW Capital, an M&A boutique that specialized in middle-market transactions for Fortune 500 companies. Prior to that, he was a Vice President of Irving Trust Company’s Corporate Financial Counseling Department, providing M&A and other corporate finance advice to the bank’s clients. Mr. Baxter holds a bachelor of arts from the University of Victoria in Canada and a master of business administration from the Ivey Business School in London.

We believe Mr. Baxter is well-qualified to serve as a director of our company because of his significant experience as a financial consultant and his experience with corporate investments, mergers and acquisitions.

H. C. Charles Diao. H. C. Charles Diao has served as a director of our company since November 2012. Since 2012, Mr. Diao has been Vice President of Finance and Corporate Treasurer of Computer Science Corp., with responsibility for and management of global treasury operations, corporate finance and capital markets, corporate development and M&A, pension plans and risk management/insurance. From 2008 to 2012, Mr. Diao was Managing Director and founder of Diao & Co., LLC, a firm that provided M&A and strategic advisory services to corporate clients, and the Chief Investment Officer of Diao Capital Management LLC, an affiliate that managed alternative investments on behalf of institutional family offices. Mr. Diao was formerly a Senior Managing Director at Bear Stearns where he was the Group Head for Special Situations Credit, a partner within the firm’s TMT investment banking practice and a member of the firm’s Commitment Committee and IPO Committee. Mr. Diao is a member of the board of directors of Media General Inc., the successor via merger to New Young Broadcasting Holdings Inc., since August 2012. He is Chairman of its Nominating and Governance Committee and is a member of its Audit and Finance Committee. He holds a B.S.E. from Princeton University’s Engineering School and a masters of business administration from Harvard Business School.

We believe Mr. Diao is well-qualified to serve as a director of our company because of his prior directorships and senior management experience, as well as his corporate leadership, financial and operational management experience.

David Glazek. David Glazek has served as a director of our company since November 2012. Mr. Glazek is a Partner of Standard General L.P. and has been with Standard General since 2008. Mr. Glazek is also a director of American Apparel, Inc. He was formerly an investment banker at Lazard Frères & Co. from 2000 to 2003 and from 2006 to 2008. Mr. Glazek holds a bachelor of arts from the University of Michigan and a J.D. from Columbia Law School.

We believe Mr. Glazek is well-qualified to serve as a director of our company because of his significant finance and private equity experience, which provides depth to the board’s analysis of financing considerations.

George W. Hebard III. George W. Hebard III has served as a director of our company since May 2015. Mr. Hebard has been a Managing Director of Barington Capital Group, a New York investment firm, since January 2014. Mr. Hebard is currently a director of Ebix, Inc. (NASDAQ: EBIX). Mr. Hebard also serves as Interim Principal Executive Officer and Interim Chief Operating Officer of Enzon Pharmaceuticals, Inc., a position he held as an employee from May 2012 to December 2013 and as a consultant since January 2014. From September 2011 to April 2012, Mr. Hebard was a Managing Director at Icahn Capital L.P., the entity through which Carl C. Icahn manages investment funds. Prior to joining Icahn Capital, from 2005 to 2011, Mr. Hebard served as a Managing Director at Blue Harbour Group, an investment firm in Greenwich, Connecticut. Prior to Blue Harbour Group, Mr. Hebard served as a Managing Director at Ranger Partners from 2002 to 2003, and prior to Ranger Partners, Mr. Hebard was an Associate at Icahn Associates Corp. from 1998 to 2002. Mr. Hebard was a director of Enzon Pharmaceuticals, Inc., from February 2012 to November 2013. He has a masters of business administration from INSEAD and an A.B. in Executive Economics from Princeton University.

We believe Mr. Hebard is well-qualified to serve as a director of our company because of his extensive management experience. In addition, his extensive experience with private equity and equity-related investments provides additional depth to the board’s analysis of investment and acquisition opportunities.

Arnold Zimmerman. Arnold Zimmerman has served as a director of our company since January 2013. Since 2007, he has been President of Catchers Mitt LLC, a marketing consulting company focused on personal care products. From 2002 to 2007, Mr. Zimmerman was the Chairman and CEO of 291 Digital LLC, a graphics imaging and printing company, and from 1999 to 2002 he was Chairman, President and CEO of AM Products Company. He has also held senior executive positions at Revlon-North America and the L’Oreal Retail Hair Products Division from 1967 to 1992. Mr. Zimmerman holds a bachelor of arts from the University of Miami.

We believe Mr. Zimmerman is well-qualified to serve as a director of our company because of his significant directorship experience and experiences leading a number of consumer product companies.

Loan and Voting Agreement between Standard General and Helms

On November 19, 2012, Mr. Helms and Helms Management Corp. (together with Mr. Helms, the “Helms Parties”) and Standard General entered into a loan and voting agreement (the “Loan and Voting Agreement”) that is more fully described under “Certain Relationships and Transactions - Helms Promissory Notes and Loan and Voting Agreement with Standard General.” Pursuant to the Loan and Voting Agreement, as amended, the size of our board of directors was fixed at six members and the parties to the Loan and Voting Agreement agreed to vote for the other parties’ board designees, which in the case of the Helms Parties was Thomas F. Helms, Greg Baxter and Arnold Zimmerman and in the case of Standard General was David Glazek, H.C. Charles Diao and Thomas Gilbert. In connection with this offering, the Helms Parties and Standard General will amend the Loan and Voting Agreement to remove the provisions related to board size and the provisions requiring each of the parties to vote for the other parties’ board designees.

Code of Ethics

In connection with this offering, our board of directors will adopt a Code of Ethics and Business Conduct that will apply to all of our directors and employees, including our executive officers. A copy of the Code of Ethics and Business Conduct will be available on our website and will also be provided without charge to any person upon request. We intend to disclose any amendments to our Code of Business Conduct and Ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Corporate Governance

Board Structure

Our board oversees the management of our company, reviews our long-term strategic plans and exercises direct decision-making authority in key areas such as choosing the Chief Executive Officer, setting the scope of such officer’s authority to manage our business day to day, and evaluating his or her performance.

Upon the completion of the offering, our board of directors will consist of six directors. In accordance with our amended and restated certificate of incorporation and amended and restated by-laws, the number of directors on our board of directors will be determined from time to time by vote of the board of directors.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by vote of the remaining directors.

Under our second amended and restated certificate of incorporation, for so long as we or one of our subsidiaries is party to any of the Bolloré distribution agreements, no person who is a Bolloré Competitor or who is an officer, director or representative of a Bolloré Competitor or any entity that owns more than a 20% equity interest in Bolloré Competitor will be entitled to serve on the Board of Directors. We may require that any director or nominee for director certify that he or she is not disqualified from service on the Board of Directors pursuant to these provisions, and the Board of Directors is authorized to make such reasonable determinations as shall be necessary to implement the above limitation.

Director Independence

In connection with this offering, our board of directors performed a review of its composition, the composition of its committees, and the independence of each director. Our board has also determined that under NYSE Rules, Messrs. Baxter, Diao, Glazek, Hebard and Zimmerman, are “independent directors.” The board believes that these directors are also “independent” as that term is defined in the Exchange Act and the rules thereunder.

Committees

Upon the completion of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Under the rules of NYSE, the membership of the Audit Committee is required to consist entirely of independent directors, subject to applicable phase-in periods. In addition, under applicable NYSE and SEC rules our Compensation and Nominating Committee and Corporate Governance Committee are required to consist entirely of independent directors, subject to applicable phase-in periods. The following is a brief description of our committees.

Audit Committee

Upon completion of this offering, our Audit Committee will be composed of Messrs. Hebard, Diao and Baxter, each of whom satisfies the financial literacy requirements under the applicable rules and regulations of the SEC and listing standards of the NYSE. The board of directors has determined that Mr. Baxter qualifies as an “audit committee financial expert” as such term is defined under applicable rules of the SEC. We expect to satisfy the member independence and other requirements for the Audit Committee prior to the end of the transition period provided under current NYSE listing standards and SEC rules. Following the completion of this offering, our Audit Committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•	the quality and integrity of our financial statements, our financial reporting process and our systems of internal accounting and financial controls;
•	helping to ensure the independence and performance of the independent registered public accounting firm;
•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;
•	the performance of our internal audit function;
•	reviewing related party transactions; and
•	approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our Audit Committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the NYSE.

Compensation Committee

Upon completion of this offering, our Compensation Committee will be composed of Messrs. Baxter, Glazek and Zimmerman. We expect to satisfy the member independence requirements for the Compensation Committee prior to the end of the transition period provided under current NYSE listing standards and SEC rules. Following the completion of this offering, our Compensation Committee will, among other things, be responsible for:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;
•	administering our equity compensation plans;
•	reviewing, approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans; and
•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our Compensation Committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the NYSE.

Nominating and Corporate Governance Committee

Upon completion of this offering, our Nominating and Corporate Governance Committee will be composed of Messrs. Diao, Glazek and Hebard. We expect to satisfy the member independence requirements for the Nominating and Corporate Governance Committee prior to the end of the transition period provided under current NYSE listing standards and SEC rules. Following the completion of this offering, our Nominating and Corporate Governance Committee will, among other things, be responsible for:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•	evaluating the performance of our board of directors and of individual directors;
•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;
•	reviewing developments in corporate governance practices;
•	evaluating the adequacy of our corporate governance practices and reporting; and
•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our Nominating and Corporate Governance Committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors or Compensation Committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

EXECUTIVE COMPENSATION

This section addresses our executive compensation program for our named executive officers. It includes a discussion of our compensation objectives and philosophy and the material elements of compensation earned by, or awarded or paid to, our “named executive officers,” which include our principal executive officer and our three other most highly compensated executive officers. This section also describes the compensation actions taken during 2014 and is intended to provide a further understanding of the amounts displayed in the required tabular disclosures. In addition, we highlight certain attributes of our executive compensation program and compensation approach that we intend to adopt or modify when we are a public company. The information set forth in this section is presented pursuant to the reduced disclosure rules applicable to Emerging Growth Companies. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Our named executive officers for 2014 were:

•	Thomas F. Helms, Jr., our Executive Chairman;
•	Lawrence S. Wexler, our President & Chief Executive Officer;
•	Brian C. Harriss, our former Senior Vice President and Chief Financial Officer; and
•	James W. Dobbins, our Senior Vice President, General Counsel & Secretary.

Executive Compensation Objectives and Philosophy

One objective of our executive compensation program is to attract and retain qualified, energetic employees who are enthusiastic about our mission and culture. A further objective is to provide incentives and reward each senior executive for his or her contribution to our growth and operating and financial improvement. In addition, we strive to promote an ownership mentality among key leadership executives.

Our Compensation Committee will be solely responsible for authorizing the compensation of our named executive officers. In doing so, the Compensation Committee may consult from time to time with the named executive officers. However, the Compensation Committee will at all times retain full responsibility for determining the compensation of our named executive officers, and no named executive officer will participate in the Compensation Committee’s approval of his or her compensation.

Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the years ended December 31, 2013 and December 31, 2014.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Thomas F. Helms, Jr.	2014	366,443	—	190,139	36,752	593,334
Executive Chairman	2013	356,394	—	175,000	64,308	595,702

Lawrence S. Wexler	2014	626,236	90,736	651,900	72,156	1,441,028
President & Chief Executive Officer	2013	610,962	—	540,000	128,141	1,279,103

Brian C. Harriss(1)	2014	389,856	—	207,917	19,327	617,100
Senior Vice President and Chief Financial Officer	2013	380,348	—	173,085	20,548	573,981

James W. Dobbins	2014	334,041	41,435	173,865	27,479	576,820
Senior Vice President, General Counsel & Secretary	2013	325,893	—	154,020	38,902	518,815
(1)	Mr. Harriss served as our Senior Vice President and Chief Financial Officer until his retirement on June 28, 2015.
(2)	Option Awards reflect the grant date fair value of each award, determined in accordance with FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the assumptions made in the valuation for the awards reflected in this column, please see Note 14 to our Consolidated Financial Statements as of and for the years ended December 31, 2014 and 2013.
(3)	In 2014, Messrs. Helms, Wexler, Harriss and Dobbins received a Company matching contribution under our 401(k) defined contribution plan (including a discretionary contribution equal to 1% of base salary) of $6,463, $13,000, $7,327 and $13,000, respectively, and a monthly car allowance of $1,464, $1,500, $1,000 and $1,000, respectively. In addition, in 2014, Mr. Helms received a parking garage allowance of

$6,755 and club dues of $3,000, and Mr. Wexler received $30,975 to purchase life insurance. In 2013, Messrs. Helms, Wexler, Harriss and Dobbins received a Company matching contribution under our 401(k) defined contribution plan (including a discretionary contribution equal to 1% of base salary) of $14,302, $12,750, $8,548 and $12,750, respectively, and a monthly car allowance of $1,464, $1,500, $1,000 and $1,000, respectively. In addition, in 2013, Mr. Helms received a parking garage allowance of $6,575 and club dues of $3,000, and Mr. Wexler received $40,580 to purchase life insurance. Messrs. Helms, Wexler and Dobbins also received deemed Company contributions under our Restoration Plan of $22,863, $56,811 and $14,152, respectively, for 2013, and $2,966, $10,181 and $2,479, respectively, for 2014. Mr. Harriss elected not to participate in the Restoration Plan. See “—Narrative Disclosure to Summary Compensation Table—Restoration Plan” below for a description of the Restoration Plan.

Narrative Disclosure to Summary Compensation Table

Elements of Executive Compensation

Elements of executive compensation include: salary, bonus, equity-based compensation, welfare benefits and perquisites, a Company match to our 401(k) defined contribution plan (including contributions to our Restoration Plan, where applicable) and other retirement benefits. Each of the named executive officers is party to an individual employment agreement with us. Effective December 31, 2003, we froze our defined benefit retirement plan for our salaried employees, although Messrs. Helms and Dobbins retain benefits under this plan. Individual elements of compensation and the applicable compensation arrangements are described in more detail below.

Salary

The named executive officers receive a fixed annual salary to compensate them for services they render. For 2015, the Compensation Committee approved base salaries of $646,135 for Mr. Wexler and $344,654 for Mr. Dobbins. Mr. Helms’ base salary for 2015 remains unchanged from his 2014 base salary of $378,750.

Bonus

Our executive compensation program is designed to reward business success and each senior executive’s contribution to our operating and financial improvement. In measuring a senior executive’s contribution to us, our board of directors considers our growth and financial and operating performance through reference to the following metrics: Earnings before Interest, Taxes, Depreciation and Amortization, as defined in our First Lien Credit Agreement (“Adjusted EBITDA”), operating cash flow and outstanding debt. We also consider an executive’s performance in managing us in light of general economic conditions, as well as specific company, industry and competitive conditions. Our senior executives participate in a discretionary incentive bonus payment under our Management Bonus Program based on the board of directors’ assessment of our annual Adjusted EBITDA, debt performance and individual performance. The incentive bonus compensation paid to the executive officers in 2014 for fiscal year 2013 was based upon final 2013 Adjusted EBITDA and debt performance as assessed by the board of directors based upon our audited 2013 financial statements and such officer’s individual performance in 2013.

Equity-Based Compensation

Certain of our senior executives are eligible to receive grants of non-qualified stock options and restricted stock under the 2006 Plan. All restricted stock held by the named executive officers has fully vested. Pursuant to the 2006 Plan, on August 8, 2014, we granted to Mr. Wexler options to purchase 450 shares and Mr. Dobbins options to purchase 500 shares, respectively, of our common stock with an exercise price of $40 per share. Each option was vested with respect to 50% of the shares at the date of grant, with the remaining 50% vesting in two equal annual installments beginning on August 8, 2015. No stock options were granted to the named executive officers in 2013.

In August 2014, we adopted the Intrepid Option Plan for units of ownership in Intrepid Brands, our subsidiary. Pursuant to the Intrepid Option Plan, on August 8, 2014, we granted to Mr. Wexler Intrepid Options to purchase 322,211 units and Mr. Dobbins Intrepid Options to purchase 120,479 units, respectively, of Intrepid Brands, with an exercise price of $1.00 per unit. Each option was vested with respect to 50% of the units at the date of grant, with the remaining 50% vesting in two equal annual installments beginning on August 8, 2015. We intend to use a portion of the proceeds from this offering to repurchase all Intrepid Options in accordance with the terms of the Intrepid Option Plan.

Welfare Benefits & Perquisites

We provide the named executive officers with health, dental and vision insurance plans, term life and disability insurance, and certain perquisites. Except with respect to specific perquisites, senior executives may generally elect to participate in these plans on the same basis and terms as all employees.

401(k) Matching Contributions

We provide a company match to the 401(k) defined contribution plan to all employees. For the 2014 401(k) plan year, we contributed 4% of the participant’s annual base salary to those salaried employees contributing 4% or greater of their salary. For those salaried employees contributing less than 4% of annual base salary, we matched the contribution by 100%. In 2014, we also made a discretionary contribution equal to 1% of the participant’s annual base salary to those salaried employees contributing 4% or greater of their salary.

Restoration Plan

We adopted a Restoration Plan in 2013 (the “Restoration Plan”), to give parity in benefits to executives with those benefits offered to employees generally via our 401(k) defined contribution plan. The Restoration Plan credits bookkeeping liability accounts for selected executives each year in amounts equal to amounts those executives would otherwise have been credited under the 401(k) plan. The Internal Revenue Code of 1986, as amended (the “Code”), allowed only up to $260,000 (in 2014; indexed each year) in total compensation to be considered in allocating contributions to a tax-qualified plan, so credits will be made to the non-qualified Restoration Plan for eight selected executives on compensation paid above that level, at the same percentage rate as applies to employees generally on pay below that level through the 401(k) plan. In addition, three executives who had previously been allocated amounts in the 401(k) plan on pay above the permitted level (which amounts were forfeited to correct this error) were given a one-time credit for these amounts in the Restoration Plan in 2013. Mr. Harriss elected not to participate in the Restoration Plan. Amounts credited to the Restoration Plan grow based on the S&P 500 equity index returns each year. Benefits accrued under the Restoration Plan are not set aside in a trust account, and cannot be paid to the covered executive officer until the seventh month after termination of employment, at which time benefits are forfeited if the termination is deemed for “cause.” Notwithstanding the foregoing restriction on acceleration of payment, we may elect, in our sole discretion and without the covered executive’s consent, to pay the balance of an executive’s benefits to the executive in a lump sum at any time so long as the payment results in the termination and liquidation of the executive’s entire account under the Restoration Plan and the payment does not exceed applicable dollar amounts under Code Section 402(g)(1)(B).

Retirement Plan

We have a noncontributory, defined benefit retirement plan (the “Retirement Plan”), which originally covered all full-time employees, including officers, upon completing one year of service. Effective December 31, 2003, we froze the Retirement Plan for our salaried employees. Messrs. Helms and Dobbins are the only named executive officers who currently participate in the Retirement Plan.

A participant in the Retirement Plan becomes fully vested prior to normal retirement at age 65 upon the completion of five years of service. Based on years of service, Messrs. Helms and Dobbins are fully vested under the Retirement Plan. Benefits are also provided under the Retirement Plan in the event of early retirement at or after age 55 and the completion of at least ten years of service (or special early retirement after completion of 30 years of service) and in the event of retirement for disability after completion of five years of service. The amount of the contribution, payment or accrual with respect to a specified person is not and cannot readily be separately or individually calculated by the actuaries for the Retirement Plan. Benefits under the Retirement Plan are based upon application of a formula to the specified average compensation and years of credited service at normal retirement age. Compensation covered by the Retirement Plan consists of the average annual salary during any five consecutive calendar years in the last ten years of an employee’s service, which affords the highest salary, or, if employed for less than five years, the average annual salary for the years employed. The Retirement Plan benefits are not subject to any deduction for social security payments.

Current Employment Agreements

Thomas F. Helms, Jr.

We and Mr. Helms are parties to an Amended and Restated Employment Agreement (the “2008 Agreement”), whereby Mr. Helms serves as Executive Chairman of our board of directors. His duties and responsibilities are those typical of an Executive Chairman. The 2008 Agreement also provides for him to serve as an officer or director of any of our subsidiaries or affiliates, without any additional compensation. Under the 2008 Agreement, Mr. Helms receives an annual base salary (originally $350,000, and increased to $378,750 for 2014) and is also eligible to receive an annual bonus (originally $175,000, increased to a target equal to 50% of salary for 2014). The 2008 Agreement provides for an initial term ending on April 30, 2012, renewable automatically on an annual basis thereafter unless notice of non-renewal is given by either party at least 90 days prior to the end of the renewal term. The 2008 Agreement was extended by its terms for a term ending on April 30, 2016. Pursuant to the 2008 Agreement, Mr. Helms is entitled to all rights and benefits for which he was eligible under any incentive program, retirement, retirement savings, profit sharing, pension or welfare benefit plan, life, disability, health, dental, hospitalization and other forms of insurance and all other so called “fringe” benefits or perquisites, in each case at the level as is generally provided to our other senior executives. In addition, he is entitled to be reimbursed by us for the cost of one automobile lease (up to $1,500 per month), the cost of one parking garage space for the leased automobile and the cost of one club membership (up to $3,000 per year). Following a termination of his employment by us without “cause” or for “good reason” (as such terms are defined in the 2008 Agreement), Mr. Helms will be entitled to receive severance payments equal to 12 months of his then-current salary, and a continuation of benefits during the severance term. The 2008 Agreement includes a non-compete provision applicable during the term of the 2008 Agreement and for 12 months after the date of termination of Mr. Helms’ employment. Notwithstanding the foregoing, if, during the term of the 2008 Agreement, Mr. Helms’ employment is terminated by us without “cause” or for “good reason,” the non-compete provision will be effective only during the period during which severance is paid to Mr. Helms. The 2008 Agreement also includes indemnification and confidentiality provisions.

Lawrence S. Wexler

We are a party to an employment agreement with Mr. Wexler (the “Wexler Agreement”), whereby he serves as our President and Chief Executive Officer. Pursuant to the Wexler Agreement, he receives: (i) an annual base salary ($630,375 for 2014), subject to adjustment, and is eligible for a target potential management bonus (75% of salary originally, and increased to 100% of salary for 2014); (ii) a monthly vehicle allowance ($1,300 originally, and increased to $1,500 for 2014); and (iii) four weeks annual paid vacation. We also provide Mr. Wexler an amount ($30,975 in 2014) to purchase life insurance. He is also entitled to participate in our group benefit and stock incentive plans.

Under certain circumstances, the Wexler Agreement also provides for a severance benefits period of 12 months following a termination without “cause” or resignation for “good reason,” other than in the event of a “change of control” (as such terms are defined in the Wexler Agreement), and a severance benefits period of 24 months if Mr. Wexler resigns or is terminated without “cause” as a result of a “change in control.” Severance benefits would include continuation of his then-current salary. In the event of termination without “cause” or resignation for “good reason” other than in the event of a “change of control,” he would also receive a severance bonus equal to the average annual bonus received by him for the 24 months prior to such termination or resignation. In the event of resignation for “good reason” or termination without “cause” as a result of a “change in control,” the severance bonus would equal the total bonus received by him for the 24 months prior to the resignation as a result of a “change in control.” During a severance benefits period, we would continue to contribute to our group health plan on Mr. Wexler’s behalf at the same rate and based on the same level of coverage as in effect with respect to Mr. Wexler immediately prior to his separation from employment. All other additional benefits and stock incentive rights (if any) would cease and expire upon termination of employment, unless otherwise provided in the Wexler Agreement or by the separate written terms of such benefits or incentives. The Wexler Agreement includes indemnification, confidentiality and non-compete provisions.

James W. Dobbins

We are a party to an employment agreement with Mr. Dobbins (the “Dobbins Agreement”), whereby he serves as our Senior Vice President and General Counsel. Pursuant to the Dobbins Agreement, Mr. Dobbins receives: (i) an annual base salary ($336,248 for 2014), subject to adjustment, and is eligible for a target potential management bonus of 50% of salary; (ii) a monthly vehicle allowance of $1,000; and (iii) four weeks annual paid vacation. He is also entitled to participate in our group benefit and stock incentive plans.

Under certain circumstances, the Dobbins Agreement also provides for a severance benefits period of 12 months following a termination without “cause” or resignation for “good reason,” other than in the event of a “change in control” (as such terms are defined in the Dobbins Agreement), and a severance benefits period of 24 months if Mr. Dobbins resigns or is terminated without “cause” as a result of a “change in control.” Severance benefits would include continuation of his then-current salary. In the event of termination without “cause” or resignation for “good reason” other than in the event of a “change in control,” he would also receive a severance bonus equal to the average annual bonus received by him for the 24 months prior to such termination or resignation. In the event of resignation for “good reason” or termination without “cause” as a result of a “change in control,” the severance bonus would equal the total bonus received by him for the 24 months prior to the resignation as a result of a “change in control.” During a severance benefits period, we would continue to contribute to our group health plan on Mr. Dobbins’ behalf at the same rate and based on the same level of coverage as in effect with respect to Mr. Dobbins immediately prior to his separation from employment. All other additional benefits and stock incentive rights (if any) would cease and expire upon termination of employment, unless otherwise provided in the Dobbins Agreement or by the separate written terms of such benefits or incentives. The Dobbins Agreement includes indemnification, confidentiality and non-compete provisions.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth specified information concerning equity awards held by each of the named executive officers as of December 31, 2014.

Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Thomas F. Helms, Jr.	—	—	—	—	—

Lawrence S. Wexler	9/18/2007(1)	21,868	—	11.05	9/18/2017
	11/4/2008(1)	3,000	—	11.05	11/4/2018
	8/8/2014(2)	225	225	40	8/8/2024
	8/8/2014(3)	161,106	161,105	1	8/8/2034

Brian C. Harriss	8/25/2011(1)	1,000	—	40	8/25/2021

James W. Dobbins	9/18/2007(1)	3,500	—	11.05	9/18/2017
	11/4/2008(1)	2,000	—	11.05	11/4/2018
	8/25/2011(1)	3,000	—	40	8/25/2021
	8/8/2014(2)	250	250	40	8/8/2024
	8/8/2014(3)	60,240	60,239	1	8/8/2034
(1)	Options to purchase shares of our stock granted pursuant to the 2006 Plan.
(2)	Options to purchase shares of our stock granted pursuant to the 2006 Plan, 50% vested at grant, with the remaining 50% vesting in two equal annual installments beginning on August 8, 2015.
(3)	Intrepid Options to purchase units of ownership in Intrepid Brands granted pursuant to the Intrepid Option Plan, 50% vested at grant, with the remaining 50% vesting in two equal annual installments beginning on August 8, 2015.

Post-IPO Compensation

2015 Equity Incentive Plan

Prior to the date of this offering (the “IPO Date”), we intend to adopt, subject to the approval of our stockholders, the Turning Point Brands, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).

Purpose

The 2015 Plan authorizes the Compensation Committee, or another committee designated by the board of directors and made up of two or more eligible directors (as applicable, the “Committee”), to provide equity-based or other incentive-based compensation for the purpose of attracting and retaining directors, employees and certain consultants and providing our directors, employees and such consultants incentives and rewards for superior performance.

The 2015 Plan is designed to comply with the requirements of applicable federal and state securities laws, and the Code, including allowing us to issue awards that may comply with the performance-based exclusion from the deduction limitations under Section 162(m) of the Code.

Shares Subject to the 2015 Plan

The 2015 Plan authorizes the issuance of        shares of our common stock in connection with awards pursuant to the 2015 Plan, which represents 6% of the total number of outstanding shares of common stock determined on a fully-diluted basis. No more than        of the total number of shares available for issuance under the 2015 Plan may be issued upon the exercise of incentive stock options (“ISOs”). The number of shares with respect to awards (including options and stock appreciation rights (“SARs”) that may be granted under the 2015 Plan to any individual participant in any single fiscal year may not exceed        shares (with grants to non-employee directors limited to        shares), and the maximum number of shares that may be paid to any individual participant in connection with awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code in respect of a single calendar year (including as a portion of the applicable performance period) may not exceed        shares (or the cash equivalent of such shares), each as subject to potential adjustment as described in the 2015 Plan.

Any shares of our common stock covered by an award granted under the 2015 Plan, which for any reason are canceled or forfeited, or are settled in cash, will again be available for awards under the 2015 Plan. However, (i) shares not issued or delivered as a result of the net settlement of an outstanding stock option or SAR (ii) shares used to pay the exercise price or withholding taxes related to an outstanding award and (iii) shares repurchased by us using proceeds realized by us in connection with a participant’s exercise of an option or SAR will not again become available for grant.

Subject to the 2015 Plan’s share counting rules, common stock covered by awards granted under the 2015 Plan will not be counted as used unless and until the shares are actually issued or transferred. However, shares issued or transferred under awards granted under the 2015 Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted stock, restricted stock units (“RSUs”) or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other 2015 Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2015 Plan, under circumstances further described in the 2015 Plan, but will not count against the aggregate share limit or other limits described above. The various limits described above are subject to potential adjustment as described in the 2015 Plan.

Administration

The 2015 Plan is administered by the Committee. The Committee generally may select eligible employees to whom awards are granted, determine the types of awards to be granted and the number of shares covered by awards and set the terms and conditions of awards. The Committee’s determinations and interpretations under the 2015 Plan will be binding on all interested parties. The Committee may delegate to a subcommittee or to officers certain authority with respect to the granting of awards other than awards to certain officers and directors as specified in the 2015 Plan.

Eligibility

Awards may be granted by the Committee to any of our employees or certain qualifying consultants, or to employees or certain qualifying consultants of our affiliates, or non-employee directors who are members of our board of directors or the board of directors of our affiliates; provided that ISOs may only be granted to our employees or employees of our parents or subsidiaries, which is consistent with the requirements of Section 422 of the Code.

No Repricing Without Shareholder Approval

Except in connection with a corporate transaction or other adjustment event described in the 2015 Plan, repricing of underwater options and SARs is prohibited without stockholder approval under the 2015 Plan.

Types of Awards Available

Stock Options. Option rights may be granted that entitle the optionee to purchase shares of our common stock at a price not less than (except with respect to Substitute Awards) fair market value at the date of grant, and may be ISOs, nonqualified stock options, or combinations of the two. Stock options granted under the 2015 Plan will be subject to such terms and conditions, including exercise price and conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. Payment in respect of the exercise of an option granted under the 2015 Plan may be made (i) in cash or its equivalent, (ii) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, by exchanging shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months), (iii) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to us an amount equal to the aggregate exercise price, (iv) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, by having us withhold from shares otherwise deliverable an amount equal to the aggregate option exercise price, (v) by a combination of the foregoing, or (vi) by such other methods as may be approved by the Committee and subject to such rules as may be established by the Committee and applicable law, provided that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to us or withheld as of the date of such tender or withholding is at least equal to the aggregate exercise price of the option. No stock option may be exercisable more than 10 years from the date of grant.

Stock Appreciation Rights. SARs granted under the 2015 Plan will be subject to such terms and conditions, including grant price and the conditions and limitations applicable to exercise thereof, as may be determined by the Committee and specified in the applicable award agreement. SARs may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. Each SAR will entitle the participant to receive an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the SAR over the grant price thereof (which may not be (except with respect to Substitute Awards) less than fair market value on the date of grant). The Committee, in its sole discretion, will determine whether a SAR will be settled in cash, shares or a combination of cash and shares. No SAR may be exercisable more than 10 years from the date of grant.

Restricted Stock and Restricted Stock Units. Restricted stock and RSUs granted under the 2015 Plan will be subject to such terms and conditions, including the duration of the period during which, and the conditions, if any, under which, the restricted stock and RSUs may vest and/or be forfeited to us, as may be determined by the Committee in its sole discretion. Each RSU will have a value equal to the fair market value of a share of our common stock. RSUs will be paid in cash, shares, other securities or other property, as determined by the Committee in its sole discretion, upon or after the lapse of the restrictions applicable thereto or otherwise in accordance with the applicable award agreement. Dividends paid on any Restricted Stock or dividend equivalents paid on any RSUs will be paid directly to the participant, withheld by us subject to vesting of the Restricted Stock or RSUs under the terms of the applicable award agreement, or may be reinvested in additional Restricted Stock or in additional RSUs, as determined by the Committee in its sole discretion, consistent with applicable law.

Performance Awards. Performance awards granted under the 2015 Plan will consist of a right which is (i) denominated in cash or shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee will establish, and (iii) payable at such time and in such form as the Committee will determine. Subject to the terms of the 2015 Plan and any applicable award agreement, the Committee will determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period (as set forth in the applicable award agreement) or, in accordance with procedures established by the Committee, on a deferred basis. The Committee may require or permit the deferral of the receipt of performance awards upon such terms as the Committee deems appropriate and in accordance with Section 409A of the Code.

Other Stock-Based Awards. In addition to the foregoing types of awards, the Committee will have authority to grant to participants an “other stock-based award” (as defined in the 2015 Plan), which will consist of any right which is (i) not a stock option, SAR, restricted stock or RSU or performance award and (ii) an award of shares or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock (including, without limitation, securities convertible into shares of our common stock), as deemed by the Committee to be consistent with the purposes of the 2015 Plan; provided that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 of the Exchange Act and applicable law. Subject to the terms of the 2015 Plan and any applicable award agreement, the Committee will determine the terms and conditions of any such other stock-based award, including the price, if any, at which securities may be purchased pursuant to any other stock-based award granted under the 2015 Plan.

Dividend Equivalents. In the sole discretion of the Committee, an award, whether made as another stock-based award or as any other type of award issuable under the 2015 Plan (other than options or SARs), may provide the participant with the right to receive dividends or dividend equivalents, payable in cash, shares, other securities or other property and on a current or deferred basis. However, for awards with respect to which any applicable performance criteria or goals have not been achieved, dividends and dividend equivalents may be paid only on a deferred basis, to the extent the underlying award vests.

Performance Criteria

The 2015 Plan requires that the Committee establish measurable “Performance Criteria” for purposes of any award under the 2015 Plan that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Performance Criteria that will be used to establish such performance goal(s) will be based on one or more, or a combination of, the following: (i) return on net assets; (ii) pretax income before allocation of corporate overhead and bonus; (iii) budget; (iv) net income; (v) division, group or corporate financial goals; (vi) return on stockholders’ equity; (vii) return on assets; (viii) return on capital; (ix) revenue; (x) profit margin; (xi) earnings per Share; (xii) net earnings; (xiii) operating earnings; (xiv) free cash flow; (xv) attainment of strategic and operational initiatives; (xvi) appreciation in and/or maintenance of the price of the Shares or any other of our publicly-traded securities; (xvii) market share; (xviii) gross profits; (xix) earnings before interest and taxes; (xx) earnings before interest, taxes, depreciation and amortization; (xxi) operating expenses; (xxii) capital expenses; (xxiii) enterprise value; (xxiv) equity market capitalization; (xxv) economic value-added models and comparisons with various stock market indices; or (xxvi) reductions in costs. To the extent required under Section 162(m) of the Code, the Committee will, not later than the 90th day of a performance period (or, if longer, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such performance period. Performance awards can be granted that either are intended to or not intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Amendments

The board of directors may amend the 2015 Plan from time to time without further approval by our stockholders, except where (i) the amendment would materially increase the benefits accruing to participants under the 2015 Plan, (ii) the amendment would materially increase the number of securities which may be issued under the 2015 Plan, or (iii) stockholder approval is required by applicable law or securities exchange rules and regulations, and provided that no such action that would materially impair the rights of any participant with respect to awards previously granted under the 2015 Plan will be effective without the participant’s consent.

Transferability

Each award, and each right under any award, will be exercisable only by the participant during the participant’s lifetime, or, if permissible under applicable law, by the participant’s guardian or legal representative, and no award may be sold, assigned, pledged, attached, alienated or otherwise transferred or encumbered by a participant, other than by will or by the laws of descent and distribution, and any such purported sale, assignment, pledge, attachment, alienation, transfer or encumbrance will be void and unenforceable against us or any affiliate; provided that the designation of a beneficiary will not constitute a sale, assignment, pledge, attachment, alienation, transfer or encumbrance. In no event will any award granted under the 2015 Plan be transferred for value. However, the Committee may permit the transferability of an award under the 2015 Plan by a participant to certain members of the participant’s immediate family or trusts for the benefit of such persons or other entities owned by such persons.

Adjustments

The number and kind of shares covered by outstanding awards and available for issuance or transfer (and 2015 Plan limits) under the 2015 Plan and, if applicable, the prices per share applicable thereto, are subject to adjustment in the event of dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of ours, issuance of warrants or other rights to purchase our shares or other securities, or other corporate transaction or event. In the event of any such transaction, the Committee may, in its discretion, adjust to prevent dilution or enlargement of benefits (i) the number of our shares or other securities (or number and kind of other securities or property) with respect to which awards may be granted, (ii) the number of our shares or other securities of (or number and kind of other securities or property) subject to outstanding awards, and (iii) the grant or exercise price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award, which, in the case of options and SARs will equal the excess, if any, of the fair market value of the shares subject to such options or SARs over the aggregate exercise price or grant price of such options or SARs. However, such adjustment to the 2015 Plan limits will be made only if and to the extent that such adjustment would not cause any ISO to fail to so qualify.

Change in Control

Unless a “replacement award” is provided to the participant and unless otherwise (i) determined by the Committee at the date of grant, or (ii) set forth in the applicable award agreement, in the event of a change in control, each then outstanding option and SAR will become fully vested and exercisable and the restrictions applicable to each outstanding restricted stock award, RSU, performance award or other stock-based award will lapse and the award will be fully vested (with any applicable performance goals deemed to have been achieved at a target level as of the date of such vesting). Unless otherwise provided in the 2015 Plan, and at the discretion of the Committee, a spin-off of a division or subsidiary of our company to our stockholders will not constitute a change in control.

With respect to a replacement award held by a participant during the two year period after a change in control, upon the termination of employment or service by us without Cause or termination of employment by the participant for Good Reason (each, as defined in the 2015 Plan, unless otherwise defined in an applicable award agreement or individual employment, severance, or similar agreement) (an “Involuntary Termination), (i) all replacement awards held by the participant will become fully vested and, if applicable, exercisable and free of restrictions (with any applicable performance goals deemed to have been achieved at a target level as of the date of such vesting), and (ii) all options and SARs held by the participant immediately before such termination of employment that the participant also held as of the date of the Change in Control or that constitute replacement awards will remain exercisable for a period of 90 days following the Involuntary Termination or until the expiration of the stated term of the option or SAR, whichever period is shorter (subject to any longer period of exercisability that may be provided in the applicable award agreement).

Unless otherwise provided in the 2015 Plan or an award agreement, to the extent any 2015 Plan or award agreement provision would cause a payment of deferred compensation upon a Change in Control or termination of service that is subject to Section 409A of the Code, then payment will not be made unless the provisions comply with Section 409A of the Code. Any payment that would have been made but for the application of the preceding sentence will be made in accordance with the payment schedule that would have applied in the absence of a Change in Control or termination of employment or service, but disregarding any future service or performance requirements.

Withholding Taxes

A participant may be required to pay to us, and, subject to Section 409A of the Code, we will have the right and are authorized to withhold from any award, from any payment due or transfer made under any award or under the 2015 Plan or from any compensation or other amount owing to a participant the amount (in cash, shares, other securities, other awards or other property) of any applicable withholding taxes in respect of an award, its exercise, or any payment or transfer under an award or under the 2015 Plan and to take such other action as may be necessary in our opinion to satisfy all obligations for the payment of such taxes. In the discretion of the Committee and subject to such rules as the Committee may adopt and applicable law, a participant may satisfy, in whole or in part, the withholding liability by delivery of shares owned by the participant (which are not subject to any pledge or other security interest and which have been owned by the participant for at least six months) with a fair market value equal to such withholding liability or by having us withhold from the number of shares otherwise issuable upon the occurrence of a vesting event a number of shares with a fair market value equal to such withholding liability.

Detrimental Activity and Recapture Provisions

Any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment of any gain related to an award, or other provisions intended to have a similar effect, upon terms and conditions determined by the Committee, if a participant, either during (i) his or her employment or other service with us or an affiliate or (ii) within a specific period after termination of employment or service, engages in any “detrimental activity” (as defined in such award agreement). In addition, any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time or under Section 10D of the Exchange Act, or the rules of any national securities exchange or national securities association on which our common stock is traded.

Termination

No grant will be made under the 2015 Plan more than 10 years after             , 2015 (the date on which the 2015 Plan was approved by the board of directors), but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and subject to the terms of the 2015 Plan. Subject to approval of the 2015 Plan by our stockholders within 12 months of the date on which the 2015 Plan was approved by the board of directors, no award grants will be made under the 2006 Plan or the Intrepid Option Plan (the “Existing Plans”) on or after the date on which the 2015 Plan was approved by the board of directors, except that outstanding awards granted under the Existing Plans will continue unaffected.

Registration on Form S-8

In connection with this offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under the 2015 Plan.

2015 Employment Agreements

In connection with this offering, we intend to enter into a new employment agreement with each of Messrs. Wexler and Dobbins (the “2015 Employment Agreements”). The 2015 Employment Agreements will be effective as of the IPO Date. The 2015 Employment Agreements will supersede the Wexler Agreement with respect to Mr. Wexler and the Dobbins Agreement with respect to Mr. Dobbins.

The 2015 Employment Agreements provide for an initial term of one year, subject to automatic extensions for successive one-year terms unless earlier terminated, or either party provides notice of non-renewal at least 60 days prior to the end of the applicable term. Mr. Wexler is entitled to receive an annual base salary of $706,771 and Mr. Dobbins is entitled to receive an annual base salary of $356,654, subject to adjustment by the board of directors. Each of Messrs. Wexler and Dobbins will be eligible to receive an annual cash bonus award, with a target bonus opportunity equal to 100% of base salary for Mr. Wexler and 50% of base salary for Mr. Dobbins. The annual bonus is payable upon the achievement of designated performance metrics pursuant to our annual bonus award program, as determined by the board of directors.

Upon a termination of employment by us without “cause” or by the applicable executive for “good reason” (each as defined in the applicable executive’s 2015 Employment Agreement), each of Messrs. Wexler and Dobbins would be entitled to severance payments comprised of the following: (1) accrued compensation and benefits; (2) continuation of then-current base salary for 12 months, to be paid in accordance with our normal payroll practices; (3) a cash severance bonus equal to the average annual cash bonus received by the applicable executive for the 24-month period prior to the termination date; and (4) a lump sum payment equal to the cost of COBRA continuation coverage for the executive and his eligible dependents for 12 months.

In the event of a termination of employment by us without cause or by the applicable executive for good reason within one year following a “change of control” (as such term is defined in the applicable executive’s 2015 Employment Agreement), or within 12 months of the effective date of his 2015 Employment Agreement, each of Messrs. Wexler and Dobbins would be entitled to severance payments comprised of the following (in lieu of any other severance payments under the 2015 Employment Agreements): (1) the accrued compensation and benefits; (2) continuation of then-current base salary for 24 months, to be paid in accordance with our normal payroll practices; (3) a cash severance bonus equal to two-times the average annual cash bonus received by the applicable executive for the 24-month period prior to the termination date; and (4) a lump sum payment equal to the cost of COBRA continuation coverage for the executive and his eligible dependents for 12 months.

In general, the foregoing severance payments and other benefits are subject to the applicable executive executing and delivering a release of claims to us. Pursuant to their respective 2015 Employment Agreements, Messrs. Wexler and Dobbins are each subject to certain restrictive covenants, including non-competition and non-solicitation restrictions during the employment term, and for a post-termination period equal to the number of months the executive is entitled to receive salary continuation pursuant to the severance provisions described above.

In addition, if any payment made to Mr. Wexler or Mr. Dobbins would be subject to the excise tax under Section 4999 of the Internal Revenue Code, then the amounts payable to the applicable executive will be reduced to the maximum amount that does not trigger the excise tax, unless the executive would be better off (on an after-tax basis) receiving all such payments and benefits and paying all applicable income and excise taxes.

Amendment of Helms Agreement

In connection with this offering, we intend to enter into an amendment to the 2008 Agreement with Mr. Helms in order to terminate the 2008 Agreement (the “Amendment”). Pursuant to the Amendment, contingent upon the closing of this offering, Mr. Helms’ employment and the 2008 Agreement will each terminate effective immediately prior to the closing of this offering. Following the termination of the 2008 Agreement, neither we nor Mr. Helms will have any further rights, obligations or duties under the 2008 Agreement, except that any rights Mr. Helms has to indemnification by us will survive the termination of the 2008 Agreement. In consideration of the Amendment, we will pay Mr. Helms $298,312.50 within three business days following the closing of this offering and an additional $298,312.50 on the three-month anniversary of the closing of this offering. Following the offering, Mr. Helms will remain as our non-executive chairman.

Director Compensation

Current Compensation

Our non-employee directors currently receive an annual retainer of $50,000, but no meeting fees. The Chairman of the Audit Committee, which is currently Gregory H. A. Baxter, is paid an annual fee of $25,000 and Audit Committee members are paid an annual fee of $10,000. For services provided to us beyond those typically provided by corporate directors, the board may approve compensation of up to $2,000 per day for outside directors on a case-by-case basis.

The following table summarizes information about director compensation for the year ended December 31, 2014. Mr. Helms and Mr. Wexler were compensated as officers and, therefore, did not receive any compensation for service on the board in 2014. Mr. Glazek did not receive any compensation from us for serving on the board in 2014.

Name	Fees earned or paid in cash ($)	Option Awards(5)(6)($)	Total ($)
Arnold Zimmerman(1)	50,000(1)	22,630	72,630
Gregory H. A. Baxter(2)	75,000(2)	31,116	106,116
H. C. Charles Diao(3)	60,000(3)	22,630	82,630
George W. Hebard III(4)	33,334(4)	22,630	55,964
(1)	Mr. Zimmerman received $50,000, composed solely of board member fees.
(2)	Mr. Baxter received $75,000, composed of board member fees of $50,000 and an Audit Committee Chairman retainer of $25,000.
(3)	Mr. Diao received $60,000, composed of board member fees of $50,000 and Audit Committee member fees of $10,000.
(4)	Mr. Hebard received $33,334, composed solely of board member fees.
(5)	Option Awards reflect the grant date fair value of each award, determined in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the assumptions made in the valuation for awards reflected in this column, please see Note 14 to our Consolidated Financial Statements as of and for the years ended December 31, 2014 and 2013.
(6)	In 2014, Messrs. Diao, Zimmerman and Hebard were each granted an option to purchase 1,000 shares and Mr. Baxter was granted an option to purchase 1,375 shares of our common stock at a per share price of $40. Each option vested immediately upon award with respect to 50% of the respective share grants, with the remaining 50% to vest in two equal annual installments beginning August 7, 2015.

Compensation of Directors Following This Offering

In connection with this offering, we expect our board of directors to approve a plan for compensation of our directors who are not our employees appropriate for a publicly traded company. It is expected that such compensation will consist of an annual retainer and equity award and may also consist of additional cash compensation for additional services provided to the company. The specific amount of the retainers and equity awards will be determined by the board of directors following this offering. Employees of ours on our board of directors will not receive cash compensation, but will be eligible to receive stock option grants or restricted stock awards in respect of our common stock as part of their annual compensation.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information regarding the beneficial ownership of our common stock as of November 30, 2015, by:

•	each person or entity known to us who beneficially owns five percent or more of the common stock;
•	each of our directors and named executive officers; and
•	all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Included in the amount of common stock beneficially owned are shares of common stock subject to exercisable options or warrants or options or warrants that will become exercisable within 60 days of November 30, 2015. The calculation of percent owned by each person assumes that all vested options and warrants held by such person have been exercised. The calculation of percent owned by all directors and executive officers as a group assumes that all vested options beneficially held by them (a total of          ) and warrants have been exercised.

We have based ownership of our common stock before this offering on        shares of our common stock outstanding as of          , 2015, after giving effect to the Stock Split but before the conversion. Ownership of our common stock after this offering assumes the sale of           shares of common stock in this offering and the conversion of a portion of the PIK Toggle Notes and the 7% Senior Notes into     shares of common stock. See “Certain Relationships and Transactions—Conversion and Stock Split.”

Name of Beneficial Holder	Position or Title of Beneficial Holder	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned Prior to this Offering	Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering
Helms Management Corp.(1)	Principal Stockholder		24.1%
Standard General L.P.(2)	Principal Stockholder		26.8%

Thomas F. Helms, Jr.(3)	Executive Chairman; Director		83.3%
Lawrence S. Wexler(4)	Chief Executive Officer; Director		7.0%
Brian Harriss(5)	Chief Financial Officer		3.3%
Mark A. Stegeman	Senior Vice President, Chief Financial Officer		*
James W. Dobbins(6)	Senior Vice President, General Counsel, Secretary		2.8%
Gregory H.A. Baxter(7)	Director		1.2%
H. C. Charles Diao(8)	Director		*
David Glazek(9)	Director		*
George W. Hebard III(10)	Director		*
Arnold Zimmerman(11)	Director		1.0%
Directors and Executive Officers as a Group (10 persons)(12)			83.3%
*	Indicates less than 1%
(1)	The address of Helms Management Corp. is Attn: Thomas Helms, President, 75 Woods Lane, East Hampton, NY 11937.

(2)	The address of Standard General and Mr. Glazek is 767 Fifth Avenue, New York, NY 10153. Of these shares , , and shares are held by Standard General Master Fund L.P., Standard General OC Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P., respectively, and , , and Standard General Warrants are held by Standard General Master Fund L.P., Standard General OC Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P., respectively.
Standard General also owns shares of our non-voting common stock. Our non-voting common stock, which is identical to our common stock with the exception of voting rights, is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering.
Standard General serves as investment manager to each of Standard General Master Fund L.P., Standard General OC Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (the “Funds”) and, in that capacity, exercises voting and investment control over the shares held by the Funds. Soohyung Kim is the Chief Executive Officer of Standard General and a director of the general partner of Standard General. By virtue of the foregoing, Standard General and Mr. Kim may be deemed to beneficially own, and have shared voting and dispositive power over, all of the shares held by the Funds. Each of Mr. Kim, Standard General, and the Funds disclaims beneficial ownership of the shares reported except to the extent of its or his pecuniary interest in such shares.
(3)	Helms Management Corp. owns shares of our common stock. All of the voting capital stock of Helms Management Corp. is owned by Mr. Helms, who serves as its chairman of the board of directors, and all of the non-voting capital stock of Helms Management Corp. is owned by a trust established by Mr. Helms for the benefit of his children.

In addition, to the           shares of our common stock held by Helms Management, an additional           shares are included in the table above as beneficially owned by Mr. Helms prior to this offering. Pursuant to the Stockholder’s Agreement (the “Original Stockholders’ Agreement”), Mr. Helms has the ability to vote an additional           shares (including           shares subject to exercisable options) of our common stock held by members of our management party to that agreement in respect of the election of our board of directors and also has the right to vote an additional           shares held by certain other stockholders pursuant to voting agreements with such stockholders. Because Mr. Helms shares voting power with respect to the shares held by the members of management and other stockholders subject to these agreements, he may be deemed to be the beneficial owner of such shares. The Stockholders’ Agreement and the voting agreements will be terminated prior to completion of this offering. See “Certain Relationships and Transactions—Other Arrangements—Stockholders’ Agreement.”

Pursuant to a loan and voting agreement between Mr. Helms, Helms Management Corp. and Standard General, Helms Management Corp. pledged 141,000 shares of common stock to Standard General on November 19, 2012. See “Certain Relationships and Transactions—Helms Promissory Notes and Loan and Voting Agreement with Standard General.”

(4)	Includes shares subject to exercisable stock options. The amount included in the table above includes shares held by Mr. Wexler’s children, including shares they hold as custodians for Mr. Wexler’s grandchildren. Mr. Wexler also holds shares of record.
(5)	Mr. Harriss served as our Senior Vice President, Chief Financial Officer until his retirement in June 2015.
(6)	Includes shares subject to exercisable stock options. Mr. Dobbins also holds shares of record.
(7)	Includes shares subject to exercisable stock options.
(8)	Includes shares subject to exercisable stock options.
(9)	Mr. Glazek is a Partner of Standard General L.P., which manages Standard General Master Fund L.P., Standard General OC Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. Mr. Glazek is a Standard General designee on our board of directors. See footnote 2.
(10)	Includes shares subject to exercisable stock options.
(11)	Includes shares subject to exercisable stock options. Mr. Zimmerman also holds shares of record.
(12)	Shares held of record and shares subject to exercisable options or warrants held by executive officers and certain directors are reflected in the individual beneficial ownership of executive officers/directors, as well as in the beneficial ownership of Mr. Helms (as shares subject to a voting agreement). Therefore, the total beneficial ownership of executive officers/directors as a group was adjusted so that such shares would not be counted twice.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Helms Promissory Notes and Loan and Voting Agreement with Standard General

On November 19, 2012, Mr. Helms and Helms Management Corp. (together with Mr. Helms, the “Helms Parties”) and Standard General entered into a loan and voting agreement (the “Loan and Voting Agreement”). Mr. Helms utilized all $7.3 million of the proceeds from the Loan and Voting Agreement to fully satisfy the amounts outstanding under various promissory notes to us, which totaled $7.3 million at the time of such repayment, including accrued and unpaid interest. Mr. Helms pledged 141,000 of his shares in our company to Standard General as collateral for the loan. Pursuant to the agreement, Standard General holds a first priority lien on the pledged shares. Pursuant to the Loan and Voting Agreement, as amended, the size of our board of directors was fixed at six members. In connection with this offering the Helms Parties and Standard General will amend the Loan and Voting Agreement to remove the provisions related to board size and the provisions requiring each of the parties to vote for the other parties board designee.

Intrepid Brands Shareholder Loan

During 2013, Intrepid Brands entered into a Secured Promissory Note (the “Secured Promissory Note”) with Standard General with a face amount of $12.5 million, which Intrepid Brands repaid in full in 2014.

Issuance of Non-Voting Stock to Standard General

At the request of Standard General, on September 25, 2015, we exchanged 90,000 shares of our common stock for 90,000 shares of non-voting common stock. The exchange was made in connection with the restructuring of the funds through which Standard General maintains its interest in us.

Offering Proceeds

In November 2013, we issued to certain of our stockholders that qualified as “accredited investors” as defined in Rule 501 under the Securities Act rights to purchase their proportionate share of units consisting of our 7% Senior Notes and Intrepid Warrants to purchase membership units of our subsidiary Intrepid Brands. In connection with the rights offering we entered into a backstop agreement with Standard General pursuant to which Standard General agreed to purchase, immediately following consummation of the rights offering, all units that were not subscribed for and purchased by our stockholders. The rights offering expired in January 2014 and we issued a total of $11,000,000 aggregate principal of our 7% Senior Notes and Intrepid Warrants to purchase 11,000,000 membership units of Intrepid Brands upon exercise of the rights issued in the rights offering. In addition to Standard General, Lawrence Wexler, James Dobbins and Helms Management Corp. exercised the rights they received in the rights offering. The following table provides the amount of 7% Senior Notes and Intrepid Warrants issued to each in the rights offering:

Name	7% Senior Notes	Warrants
Helms Management Corp.	$1,984,598	1,984,598
Lawrence Wexler	$180,000	180,000
James Dobbins	$5,000	5,000
Standard General	$7,417,927	7,417,927

In January 2014 we issued Standard General the PIK Toggle Notes in an aggregate principal amount of $45 million. The PIK Toggle Note bears interest at a rate equal to LIBOR in effect at that time (not less than 1.25%), plus 13.75%, reset quarterly. The PIK Toggle Notes mature in January 2021.

Conversion and Stock Split

Immediately prior to completion of this offering, Standard General will exchange an aggregate of $28.9 million of their PIK Toggle Notes for     shares of our common stock (equivalent to a conversion price equal to the price paid by the underwriters for shares in this offering) and certain members of our management team will exchange an aggregate of approximately $10.6 million of their 7% Senior Notes for        shares of our common stock (equal to an exchange rate equal to the initial public offering price of the shares in this offering). We refer to these exchanges and issuances as the “Conversion.” After the Conversion, the Stock Split and the completion of this offering, we will have     shares of common stock outstanding (approximately     if the underwriters exercise their over-allotment option in full).

We intend to use a portion of the proceeds of this offering to redeem all PIK Toggle Notes and all 7% Senior Notes that remain outstanding following the Conversion and to repurchase a portion of the Intrepid Warrants as well as all of the Intrepid Options. The following table sets forth the cash proceeds as well as the number of shares of our common stock expected to be received by Standard General and each of our executive officers and directors in connection with the Conversion and use of proceeds from this offering:

Principal Stockholders	Total(1)	Common Stock
Standard General	$
Helms Management Corp.	$
Executive Officers
Lawrence Wexler	$
James Dobbins	$
James Murray	$
(1)	Based on an assumed public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discount and commission but before the estimated expenses of the offering.

Other Arrangements

Thomas F. Helms, III, son of our Executive Chairman Thomas F. Helms, Jr., is employed by us as Director of Trade Marketing. During the years ended December 31, 2014, 2013 and 2012, he received aggregate compensation of $157,240, $140,368 and $132,741, respectively.

Credit Line with Standard General

We have entered into an agreement with Standard General for the SG Credit Line, which we may use to finance acquisitions that are approved by Standard General. The line of credit will terminate and all borrowings under the line will mature on the fifth anniversary of this offering. Borrowings under the line of credit will bear interest at a floating rate equal to LIBOR plus a margin of 6.5% with a LIBOR floor of 1.0%. Turning Point Brands, Inc. will be the borrower under the facility and neither NATC nor its subsidiaries will guarantee the facility.

Stockholders’ Agreement

We and certain of our stockholders are parties to the Stockholders’ Agreement, setting forth among other things, the manner in which our directors are to be selected. Pursuant to the Stockholders’ Agreement, Mr. Helms has the right to vote a number of shares of common stock in respect of the election of directors sufficient to elect all our directors. Mr. Helms also has the right to vote a number of shares of common stock in respect of the election of directors pursuant to transfer agreements that preceded the Stockholders’ Agreement. The Stockholders’ Agreement also sets forth certain restrictions on the transfer of shares of our common stock by existing stockholders and on the acquisition by existing stockholders of investments in competitors of Bolloré. The Stockholders’ Agreement provides the existing stockholders with certain “tag-along” rights to participate ratably in sales of our common stock to third parties and requires existing stockholders to participate ratably in certain sales of our common stock to third parties. In connection with this offering we will terminate the Stockholders’ Agreement.

Registration Rights Agreement

In connection with the completion of this offering, we will enter into the Registration Rights Agreement with Standard General, Mr. Helms and certain other stockholders.

At any time following the expiration of the underwriters’ lock-up agreement, subject to several exceptions, including underwriter cutbacks, limitations on offering size and our right to defer a demand registration under certain circumstances, each of Standard General and the Helms Parties can require that we register for resale their shares of our common stock. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least 12 months after the date of this prospectus, each of Standard General and the Helms Parties can require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

The registration rights agreement will include customary piggyback rights for parties to the agreement in connection with registrations by us, including registrations filed in connection with a demand registration. Piggyback registration rights will be subject to customary underwriter cutback provisions, except with respect to shares offered by us.

In connection with the registrations described above, we will indemnify any selling stockholders, or contribute to payments the selling stockholders may be required to make, and we will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of financial advisors of the selling stockholders and their internal and similar costs).

Indemnification of Directors, Officers and Standard General

We expect to enter into an indemnification agreement with each of our executive officers and directors and with Standard General that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. See “Description of Capital Stock—Directors’ Liability; Indemnification of Directors and Officers.”

Policies Regarding Related Party Transactions

Upon completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our senior legal officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The senior legal officer will then promptly communicate that information to the Audit Committee of our board of directors. No related person transaction will be executed without the approval or ratification of the Audit Committee. In general, the Audit Committee will approve or ratify only related person transactions that we believe are at least as favorable to us as those we would obtain from an unrelated party.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Immediately prior to completion of this offering,           shares of common stock will be issued and outstanding,           shares of our non-voting common stock will be issued and outstanding and no shares of preferred stock will be outstanding. Immediately following the Stock Split, Conversion and completion of this offering, we expect to have           shares of common stock issued and outstanding           shares of our non-voting common stock will be issued and outstanding (approximately           if the underwriters exercise their over-allotment option in full) and no shares of preferred stock issued and outstanding.

As of September 30, 2015, there were 131 holders of record of our common stock.

Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. Our common stock has the exclusive right to vote for the election of directors and for all other purposes. Our common stock votes together as a single class.

Dividends

Holders of shares of common stock and non-voting common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors, if any, the holders of our common stock and non-voting common stock will be entitled to receive, pro rata, our remaining assets available for distribution.

Other Rights

Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

Restrictions on Ownership by Restricted Investors

Our second amended and restated certificate of incorporation limits the ownership of our common stock by individuals and entities that are “Restricted Investors.” For purposes of our second amended and restated certificate of incorporation, a “Restricted Investor” is defined as: (i) any entity that directly or indirectly manufactures, sells, markets, distributes or otherwise promotes cigarette paper booklets, filter tubes, injector machines or filter tips in the United States, the District of Columbia, the territories, possessions and military bases of the United States and the Dominion of Canada (a “Bolloré Competitor”), (ii) any entity that owns more than a 20% equity interest in any Bolloré Competitor, or (iii) any person who serves as a director or officer of, or any entity that has the right to appoint an officer or director of, any Bolloré Competitor or of any Entity that owns more than a 20% equity interest in any Bolloré Competitor.

Among other things, our second amended and restated certificate of incorporation:

•	limits ownership of our common stock by any Restricted Investor to 14.9% of outstanding common stock and shares convertible or exchangeable therefor (including our non-voting common stock) (the “Permitted Percentage”);
•	provides that any issuance or transfer of shares in excess of the Permitted Percentage to any Restricted Investor will be ineffective and that neither we nor our transfer agent will register such purported issuance or transfer of shares or be required to recognize the purported transferee or owner as our stockholder for any purpose whatsoever except to exercise our remedies thereunder;

•	permits withholding of dividends and suspends voting rights with respect to any shares held by any Restricted Investor that exceed the Permitted Percentage;
•	permits us to require submission of such documentary and other evidence of status to aid determination of the percentage ownership of our capital stock by such holder;
•	permits our board of directors to authorize us to redeem any shares held by any Restricted Investor that exceeds the Permitted Percentage; and
•	permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Non-Voting Common Stock

Voting Rights

Holders of our non-voting common stock are not entitled to a vote for any share held of record on any matter submitted to a vote of the stockholders, including the election of directors. Notwithstanding the foregoing, holders of our non-voting common stock are entitled to vote as a separate class on matters involving amendments to the terms of our non-voting common stock that would significantly and adversely affect the rights or preferences of the non-voting common stock.

Dividends

Holders of our non-voting common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors, if any, the holders of our non-voting common stock will be entitled to receive, pro rata, our remaining assets available for distribution.

Other Rights

Holders of our non-voting common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities, except as described below. The rights, preferences and privileges of holders of our non-voting common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

Our non-voting common stock, which is identical to the common stock, with the exception of voting rights, is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering.

Preferred Stock

After the completion of this offering, we will be authorized to issue up to           shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our second amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the completion of this offering.

Anti-takeover Effects of Certain Provisions of Our Second Amended and Restated Certificate of Incorporation and Bylaws

Several provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Election and Removal of Directors

Our second amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our second amended and restated certificate of incorporation also provides that a director may be removed at any time, but only by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of the company then entitled to vote at an election of directors, voting together as a single class. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our second amended and restated certificate of incorporation and our bylaws provide that special meetings of our stockholders entitled to vote may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. The business transacted at the special meeting is limited to the business that was brought before the meeting by or at the direction of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders entitled to vote seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 45 days nor more than 75 days prior to the anniversary date of the date on which we mailed our proxy materials for the immediately preceding year’s annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholder’s ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Preferred Shares

Our second amended and restated certificate of incorporation gives our board of directors the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control.

Amendment of Certificate of Incorporation and Bylaws

We may amend our second amended and restated certificate of incorporation in accordance with the requirements of the DGCL; provided, however, that an affirmative vote of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the company then entitled to vote thereon, voting together as a single class, is required to amend or to repeal certain provisions of our certificate of incorporation, including the provisions relating to the number of directors, director and officer indemnification and certain amendments of our certificate of incorporation and our bylaws. Our bylaws may be amended by a majority vote of the full board of directors, or by a majority of the voting power of all of the then-outstanding shares of the capital stock of the company then entitled to vote thereon, voting together as a single class.

Board of Directors Vacancies

Our second amended and restated certificate of incorporation and our amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of the full board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Delaware Takeover Statute

We have opted out of Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined below, for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Forum for adjudication of disputes

Our second amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of ours, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our second amended and restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Corporate Opportunity

Our second amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply against Standard General in a manner that would prohibit it from investing in competing businesses or doing business with our clients or customers. In addition, Standard General is permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours. See “Risk Factors—Our Principal Stockholders will be able to exert significant influence over matters submitted to our stockholders and may take certain actions to prevent takeovers.”

Directors’ Liability; Indemnification of Directors and Officers

Our second amended and restated certificate of incorporation and amended and restated by-laws will limit the liability of our officers and directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent

The transfer agent for our common stock is Wells Fargo Bank, National Association.

Securities Exchange

We intend to list our common stock on NYSE under the symbol “TPB.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing price of our common stock from time to time or impair our ability to raise equity capital in the future. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock, or the perception that those sales could occur, in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

After giving effect to this offering, the Conversion and the Stock Split, we will have outstanding an aggregate of           shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares,           of the shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration such as those under Rules 144 or 701 promulgated under the Securities Act described below. Shares subject to the contractual restrictions described below will be eligible for sale in the public market upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

In addition, of the           shares of our common stock that were subject to stock options outstanding as of          , 2015, options to purchase           shares of common stock were exercisable as of that date and will be eligible for sale 90 days following the effective date of the registration statement of which this prospectus forms a part, under Rules 144 or 701 under the Securities Act, as applicable.

Lock-Up Agreements

Shares held by our officers, directors and significant stockholders, who together hold    % of our outstanding common stock as of          , 2015, are subject to lock-up agreements as described under “Underwriting—Lock-up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors, consultants or advisors who purchase or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Form S-8 Registration Statements

We intend to file a registration statement under the Securities Act to register           shares of common stock reserved for issuance under our 2006 Plan and our 2015 Plan. After giving effect to the Stock Split, as of September 30, 2015, there were options outstanding under our equity incentive plans to purchase a total of           shares of our common stock, of which options to purchase           shares were exercisable immediately. Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

Registration Rights Agreement

We will grant registration rights to certain of our stock holders, including Standard General and the Helms Parties. Under certain circumstances, these persons can require us to file registrations statements that permit them to re-sell their shares. For more information, see “Certain Relationships and Related Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders (as defined below). This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No opinion of counsel has been obtained, and we do not intend to seek a ruling from the Internal Revenue Service (the “IRS”), as to any of the statements made and conclusions reached in the following summary. There can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to the material U.S. federal income tax consequences to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. The summary below does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, banks or financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, former citizens or former long-term residents of the United States, and Non-U.S. Holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than U.S. federal income tax laws (such as U.S. federal estate tax or the “Medicare” contribution tax on certain net investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxes. Non-U.S. Holders should consult with their own tax advisors regarding the possible application of these taxes.

For the purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock should consult their own tax advisors.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. NON-U.S. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF OTHER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on our Common Stock

Distributions of cash or property made in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—Effectively Connected Income,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate specified by an applicable income tax treaty, on any dividends received in respect of our common stock. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) certifying such Non-U.S. Holder’s entitlement to benefits under the treaty. This certification must be provided to us (or our paying agent) prior to the payment of dividends and may be required to be updated periodically. Non-U.S. Holders are urged to consult their own tax advisors regarding the possible entitlement to benefits under an income tax treaty.

To the extent a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. If we are unable to determine to what extent a distribution is in excess of our current or accumulated earnings and profits, we may withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on any portion of the distribution that is determined to be in excess of our current and accumulated earnings and profits.

Gain on the Sale or Other Disposition of our Common Stock

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, and if an applicable income tax treaty applies, is attributable to a U.S. permanent establishment, in which case the gain will be subject to tax in the manner described below under “—Effectively Connected Income”;
•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the gain (reduced by any U.S. source capital losses) will be subject to a flat 30% (or a lower applicable treaty rate) tax; or
•	we are, or have been, a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and the Non-U.S. Holder’s holding period in our common stock; provided, that so long as our common stock is regularly traded on an established securities market, a Non-U.S. Holder generally would be subject to taxation with respect to a taxable disposition of our common stock only if at any time during that five-year or shorter period it owned more than 5%, directly or indirectly by attribution, of our common stock.

Under U.S. federal income tax laws, we will be a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of (i) our real property interests plus (ii) any other of our assets used or held for use in a trade or business. We believe that we currently are not, and do not anticipate becoming, a United States real property holding corporation based upon the composition of our assets. However, no assurance can be given that we will not become a United States real property holding corporation. The rules regarding United States real property interests are complex, and Non-U.S. Holders are urged to consult with their own tax advisors on the application of these rules based on their particular circumstances.

Effectively Connected Income

If a dividend received on our common stock, or gain from a sale or other taxable disposition of our common stock, is treated as effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to such Non-U.S. Holder’s U.S. permanent establishment), such Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis on any such dividends or gains in the same manner as if such Non-U.S. Holder were a United States person (as defined in the Code) unless an applicable income tax treaty provides otherwise. Such Non-U.S. Holder generally will be exempt from withholding tax on any such dividends, provided such Non-U.S. Holder complies with certain certification requirements (generally on IRS Form W-8ECI). In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on such Non-U.S. Holder’s earnings and profits for the taxable year that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to such holder’s U.S. permanent establishment), subject to adjustments.

Information Reporting and Backup Withholding

Generally, we must report to our Non-U.S. Holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding is required (e.g., because the distributions are effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, or withholding is eliminated by an applicable income tax treaty). This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

Backup withholding generally will not apply to distributions to a Non-U.S. Holder on shares of our common stock provided that the Non-U.S. Holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the Non-U.S. Holder is a United States person (as defined in the Code) that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner furnishes to the buyer or its paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined in the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax but merely an advance payment, which may be credited against a Non-U.S. Holder’s U.S. federal income tax liability or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied by the Non-U.S. Holder to the IRS.

FATCA

Under an information reporting regime commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA,” a 30% U.S. federal withholding tax generally will be imposed on dividends paid by U.S. issuers, and on the gross proceeds from the disposition of stock of U.S. issuers, paid to or through a “foreign financial institution” (as specially defined under these rules), unless such institution (i) enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or (ii) is deemed compliant with, or otherwise exempt from, FATCA. In certain circumstances, the information may be provided to local tax authorities pursuant to intergovernmental agreements between the United States and a foreign country. FATCA also generally imposes a U.S. federal withholding tax of 30% on the same types of payments to or through a non-financial foreign entity unless such entity (i) provides the withholding agent with a certification that it does not have any substantial U.S. owners (as defined under these rules) or a certification identifying the direct and indirect substantial U.S. owners of the entity or (ii) is deemed compliant with, or otherwise excepted from, FATCA. FATCA currently applies to dividends paid on our common stock, and will apply to the gross proceeds from the sale or other disposition of our common stock after December 31, 2018. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. Intergovernmental agreements and laws adopted thereunder may modify or supplement the rules under FATCA.

Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

We have entered into an underwriting agreement with FBR Capital Markets & Co., as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.
Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares. The underwriting agreement also provides that if an underwriter defaults, the representatives will have the right within 36 hours after such default to make alternative arrangements for one or more non-defaulting underwriters, or any other underwriter, to purchase all, but not less than all, of the commitments of the defaulting underwriter. If the representatives are unable to complete such arrangements within such period, the representatives may terminate the offering if the commitment of the defaulting underwriter exceeds 10% of the aggregate commitment of the underwriters, otherwise the purchase commitments of the non-defaulting underwriters will be proportionately increased. If a new underwriter is substituted for a defaulting underwriter, the non-defaulting underwriters will have the right to postpone the closing for a period of up to five business days in order that any necessary changes in this registration statement and prospectus and other documents may be effected.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $       per share for the common stock. After the completion of this offering, the underwriters may change the offering price and other selling terms. Sales of common stock made outside of the U.S. may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Underwriting discount paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We intend to apply to list the shares of our common stock on the NYSE under the symbol “TPB,” subject to official notice of issuance. We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $         . We have agreed to reimburse the underwriters and their affiliates for certain expenses incurred in connection with this offering in an amount up to $      .

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of           additional shares of

common stock from us, to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount and commissions.

Directed Share Program

The underwriters have reserved up to    % of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons through a directed share program. The number of shares available for sale to the general public in the offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as all other shares of common stock offered in this offering.

Lock-Up Agreements

Our executive officers and directors and our significant stockholders have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives (either individually or jointly, as applicable), subject to certain exceptions.

In addition, the underwriting agreement provides that, subject to certain exceptions, we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Market for Shares

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Non-U.S. Legends

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;
•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or
•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is being distributed only to and is directed only at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the EU Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000, as amended (“FSMA”) (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of our common stock will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Certain legal matters in connection with our common stock offered hereby will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP.

EXPERTS

The consolidated financial statements of Turning Point Brands, Inc. as at and for each of the years ended December 31, 2014 and 2013 included in this prospectus and registration statement of which this prospectus forms a part have been audited by McGladrey LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC by writing to the SEC’s Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We will make available to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Unaudited Consolidated Financial Statements

Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.)

We have audited the accompanying consolidated balance sheets of Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in stockholders’ deficit for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Greensboro, North Carolina
September 25, 2015

RSM US LLP, an Iowa limited liability partnership, is doing business as McGladrey LLP in the state of North Carolina and is a CPA firm registered with the North Carolina State Board of Certified Public Accountants under the name McGladrey LLP. Rules permitting the use of RSM US LLP have been published in the North Carolina Register and are pending final approval.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Balance Sheets
December 31, 2014 and 2013
(dollars in thousands except share data)

ASSETS	2014	2013
Current assets:
Cash	$8,467	$35,379
Accounts receivable, net of allowances of $137 and $140 in 2014 and 2013, respectively	2,533	3,211
Inventories	46,371	62,376
Other current assets	10,887	10,508
Total current assets	68,258	111,474
Property, plant and equipment, net	5,060	4,679
Prepaid pension costs	—	1,019
Deferred financing costs, net	7,913	7,635
Goodwill	128,697	128,697
Other intangible assets, net	8,553	8,553
Master Settlement Agreement - escrow deposits	31,724	31,550
Total assets	$250,205	$293,607

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$2,303	$12,420
Accrued expenses	9,436	11,841
Accrued interest expense	4,778	18,714
Deferred income taxes	331	294
First lien term loan	1,650	—
Revolving credit facility	7,353	—
Total current liabilities	25,851	43,269
Notes payable and long-term debt	303,550	300,564
Deferred income taxes	6,631	6,631
Postretirement benefits	4,900	4,715
Pension benefits	845	1,862
Total liabilities	341,777	357,041

Commitments and contingencies

Stockholders' deficit:
Preferred stock; $0.01 par value; authorized shares 250,000; issued and outstanding shares -0-	—	—
Common stock, voting, $0.01 par value; authorized shares, 1,150,000; issued shares, 2014 700,899 and 2013 700,899, outstanding shares, 2014 689,936 and 2013 698,732, shares held in treasury, 2014 10,963 and 2013 2,167	7	7
Additional paid-in capital	12,458	8,198
Accumulated other comprehensive loss	(4,088)	(1,767)
Accumulated deficit	(99,949)	(69,872)
Total stockholders' deficit	(91,572)	(63,434)
Total liabilities and stockholders' deficit	$250,205	$293,607

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Statements of Operations
for the years ended December 31, 2014 and 2013
(dollars in thousands except share data)

	2014	2013
Net sales	$200,329	$193,304
Cost of sales	107,165	103,043
Gross profit	93,164	90,261
Selling, general and administrative expenses	45,108	46,822
Amortization expense	—	27
Operating income	48,056	43,412
Interest expense and financing costs	34,311	44,094
Loss on extinguishment of debt	42,780	441
Loss before income taxes	(29,035)	(1,123)
Income tax expense	370	486
Net loss	$(29,405)	$(1,609)
	2014	2013
Basic loss per common share:
Net loss	$(42.47)	$(2.30)
Diluted loss per common share:
Net loss	$(42.47)	$(2.30)
Weighted average common shares outstanding:
Basic	692,442	698,732
Diluted	692,442	698,732

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
for the years ended December 31, 2014 and 2013
(dollars in thousands)

	2014	2013
Net loss	$(29,405)	$(1,609)

Other comprehensive income (loss), net of tax - Pension and postretirement
Amortization of unrealized losses recorded in cost of sales	44	133
Amortization of unrealized losses recorded in selling, general and administrative expenses	34	285
Actuarial gain (losses)	(2,399)	3,810
	(2,321)	4,228
Comprehensive income (loss)	$(31,726)	$2,619

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2014 and 2013
(dollars in thousands)

	2014	2013
Cash flows from operating activities:
Net loss	$(29,405)	$(1,609)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on extinguishment of debt	42,780	441
Loss on sale of property, plant and equipment	—	3
Depreciation expense	933	905
Amortization expense	—	27
Amortization of deferred financing costs	1,453	2,514
Amortization of original issue discount	1,044	1,256
Interest incurred but not paid on PIK toggle notes	6,867	—
Interest incurred but not paid on 7% senior notes	721	—
Interest incurred but not paid on third lien notes	—	3,328
Interest paid on third lien notes (see Note 2)	(6,528)	—
Deferred income taxes	37	23
Stock compensation expense	364	234
Member unit compensation expense	221	—
Changes in operating assets and liabilities:
Accounts receivable	678	106
Inventories	16,005	(12,969)
Other current assets	(379)	(3,243)
Prepaid pension costs	1,019	(1,019)
Other assets	(174)	(193)
Accounts payable	(10,117)	11,482
Accrued pension liabilities	(3,054)	(713)
Accrued postretirement liabilities	(99)	(381)
Accrued expenses and other	(16,341)	2,834
Net cash provided by operating activities	6,025	3,026

Cash flows from investing activities:
Capital expenditures	(1,314)	(729)
Proceeds from sale of property, plant and equipment	—	6
Net cash used in investing activities	(1,314)	(723)
Cash flows from financing activities:
Proceeds from revolving credit facility, net	7,353	—
Proceeds from term loans	246,700	—
Proceeds from (payments for) secured promissory note	(12,500)	12,500
Proceeds from PIK toggle notes	45,000	—
Proceeds from 7% senior notes	11,000	—
Payments for first lien term loan	(1,650)	—
Payments for second and third lien notes (see Note 2)	(317,633)	—
Payments for financing costs	(8,457)	(1,117)
Redemption of common stock	(1,436)	—
Other	—	(742)
Net cash provided by (used in) financing activities	(31,623)	10,641

Net increase (decrease) in cash	(26,912)	12,944
Cash, beginning of period	35,379	22,435
Cash, end of period	$8,467	$35,379

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$38,147	$36,450
Cash paid during the period for income taxes, net	$332	$463

Supplemental schedule of noncash financing activities
Issuance of warrants for TPB stock	$1,689	$—
Issuance of warrants for Intrepid units	$2,750	$—

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Deficit
for the years ended December 31, 2014 and 2013
(dollars in thousands)

	Common Stock, Voting	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Beginning balance, January 1, 2013	$7	$8,706	$(5,995)	$(68,263)	$(65,545)
Unrecognized pension and postretirement cost adjustment			4,228		4,228
Stock compensation expense		234			234
Redemption of common stock		(742)			(742)
Net loss				(1,609)	(1,609)
Ending balance December 31, 2013	7	8,198	(1,767)	(69,872)	(63,434)
Unrecognized pension and postretirement cost adjustment			(2,321)		(2,321)
Stock compensation expense		364			364
Member unit compensation expense		221			221
Warrants issued for TPB stock		1,689			1,689
Warrants issued for Intrepid stock		2,750			2,750
Redemption of common stock		(764)		(672)	(1,436)
Net loss				(29,405)	(29,405)
Ending balance December 31, 2014	$7	$12,458	$(4,088)	$(99,949)	$(91,572)

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
for the years ended December 31, 2014 and 2013
(dollars in thousands, except where designated and per share data)

1. Organization:

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) (the “Company” or “TPB”) is a holding company which owns NATC Holding Company, Inc. (“NATC Holding”) and its subsidiaries and Turning Point Brands, LLC (“Turning Point”) and its subsidiary, Intrepid Brands, LLC (“Intrepid”). Except where the context otherwise requires, reference to the Company include the Company, NATC Holding and its subsidiary, North Atlantic Trading Company, Inc. (“NATC”) and its subsidiaries, National Tobacco Company, L.P. (“NTC”), North Atlantic Operating Company, Inc. (“NAOC”), North Atlantic Cigarette Company, Inc. (“NACC”), National Tobacco Finance Corporation (“NTFC”), Fred Stoker & Sons, Inc., RBJ Sales, Inc. and Stoker, Inc. (collectively, “Stoker”) and Turning Point and Intrepid.

NATC Holding was incorporated with the Secretary of State for the State of Delaware on December 4, 2013. NATC Holding is a holding company which wholly-owns NATC and its subsidiaries.

NTC is the second largest marketer of loose leaf chewing tobacco in the United States, selling its products under the Beech-Nut®, Trophy®, Havana Blossom®, Durango®, Stoker’s®, Our Pride®, and other brand names. NTC also manufactures and markets Stoker’s® moist snuff. NTC packages and markets for NAOC on a contract basis Zig-Zag® Classic American Blend™ cigarette smoking tobacco and Zig-Zag® cigar blend smoking products tobacco, markets Zig-Zag® make-your-own (“MYO”), cigar wraps, cigars, and processes, packages and markets Red Cap™ pipe tobacco. NAOC is a leading importer in the United States of premium cigarette papers and related products, which are sold under the Zig-Zag® brand name pursuant to an exclusive long-term distribution agreement with Bolloré, S.A.

Turning Point and Intrepid were formed with the Secretary of State for the State of Delaware on July 31, 2013 and began operations on September 1, 2013. Turning Point is a holding company which owns Intrepid. Intrepid’s strategy is to commercialize products that do not contain tobacco leaf, including electronic cigarettes and vaporizers. Such products provide adult consumers with systems that deliver nicotine without the smoke, ash, combustion or odor of traditional tobacco cigarettes. Intrepid markets electronic cigarettes (“e-cigarettes”) under the V2Cigs® brand name and vaporizers and e-liquids under both the Zig-Zag® and V2® brand names.

2. Summary of Significant Accounting Policies:

Basis of Presentation: The consolidated financial statements of the Company include the financial position, results of operations, cash flows and changes in shareholders’ equity of the Company, its subsidiaries, NATC Holding and Turning Point, and all other subsidiaries for all periods.

Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Statement of Cash Flows: For the year ended December 31, 2014, the Company has reclassified the deferred interest paid on the Third Lien Notes in the amount of $6.5 million from net cash provided by (used in) financing activities to net cash provided by (used in) operating activities.

The following is a summary of the impact of the change on the previously reported amounts in the consolidated statements of cash flow:

	For the year ended December 31, 2014
	As Reported	Adjustment	Revised
Net cash provided by (used in) operating activities	$12,553	$(6,528)	$6,025
Net cash used in investing activities	$(1,314)	$—	$(1,314)
Net cash provided by (used in) financing activities	$(38,151)	$6,528	$(31,623)

Revenue Recognition: The Company recognizes revenues and the related costs upon delivery to the customer, at which time there is a transfer of title and risk of loss to the customer in accordance with the Financial Accounting Standards Board Accounting Standards Codification© (“ASC”) 605-10-S99. The Company classifies customer rebates as sales deductions in accordance with the requirements of ASC 605-50-25.

Derivative Instruments: The Company enters into foreign currency forward contracts to hedge a portion of its exposure to changes in foreign currency exchange rates on inventory purchase commitments. The Company accounts for its forward contracts under the provisions of ASC 815, “Derivatives and Hedging”. Under the Company’s policy, it may hedge up to eighty percent of its anticipated purchases of inventory under the Bolloré, S.A. master contract, denominated in Euros, over a forward period not to exceed twelve months. The Company may also, from time to time, hedge up to ninety percent of its non-inventory purchases in the denominated invoice currency. Forward contracts that qualify as hedges are adjusted to their fair value through other comprehensive income as determined by market prices on the measurement date except any ineffectiveness which is currently recognized in income. Gains and losses on these inventory contracts are transferred from other comprehensive income into net income as the related inventories are received. Changes in fair value of any contracts that do not qualify for hedge accounting or are not designated as hedges are recognized in income currently. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed next. The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current-period earnings.

Shipping Costs: The Company records shipping costs incurred as a component of selling, general and administrative expenses. Shipping costs incurred were approximately $5,371 and $5,146 in 2014 and 2013, respectively.

Research and Development Costs: Research and development costs are expensed as incurred. These expenses, classified as selling, general and administrative expenses, were approximately $1,234 and $949 in 2014 and 2013, respectively.

Cash and Cash Equivalents: The Company considers any highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for approximately 46% of the inventories. Leaf tobacco is presented in current assets in accordance with standard industry practice, notwithstanding the fact that such tobaccos are carried longer than one year for the purpose of curing.

Fixed Assets: Fixed assets are stated at cost less accumulated depreciation and impairment. Depreciation is provided using the straight-line method over the lesser of the estimated useful lives of the assets or the life of the leases for leasehold improvements (4 to 7 years for machinery, equipment and furniture, and 10 to 15 years for leasehold improvements). Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and improvements are capitalized and depreciated over their estimated useful lives. Upon disposition of fixed assets, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss is reflected in operations during the period of disposition.

Long-lived assets are reviewed for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and other intangible assets: The Company follows the provisions of ASC 350, Intangibles – Goodwill and Other. In accordance with ASC 350-20-35, goodwill is no longer to be amortized but reviewed for impairment annually or more frequently if certain indicators arise using a two-step approach that first compares the book value to the fair value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. No impairment exists if the fair value exceeds book value. If an impairment exists, then the second step, used to measure the amount of impairment loss, compares the implied fair value of reporting goodwill with the carrying amount of the goodwill.

The goodwill balances attributable to each of the Company’s reporting units are tested for impairment by comparing the fair value of each reporting unit to its carrying value as of December 31 each year. Fair value is determined by the Company through a projection of volumes, pricing, costs and inflation by segment and subsidiary, a projection of working capital and capital spending, and residual value at the end of the projection period to capitalize the future value of cashflows beyond the years projected; the overall resulting projected cashflows are discounted at a risk adjusted discount rate. The projections and valuations are analyzed against the year-end asset carrying value and a determination is made about the carrying value of Goodwill and Other Intangible Assets. The valuation process is most sensitive to the residual value and discount rate assumptions. If the residual value decreased by 5% and the discount rate increased by a multiple of 1.05, the computed value of Goodwill and Other Intangible Assets would still exceed the carrying value and no impairment would be necessary. The potential impairment of Goodwill and Other Intangible Assets does not lend itself to a retrospective review based on subsequent events or transactions as no real market transactions have occurred which could be used for such a review. The Company has not sold or disposed of any intangible asset. Variables such as projected volumes, pricing, costs, etc., are compared to actual results annually and such knowledge is used to assist in the determination of such factors for future computations. The Company has reported that no such impairment of Goodwill and Other Intangible Assets has occurred as of December 31, 2014.

Retirement Plans: The Company follows the provisions of ASC 715, Compensation – Retirement Benefits. ASC 715-30, Defined Benefit Plans – Pensions, requires an employer to (a) recognize in its statement of financial position the funded status of a benefit plan, measured as the difference between the fair value of plan assets and benefit obligations, (b) recognize net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (c) measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position.

Deferred Financing Costs: Deferred financing costs are amortized over the terms of the related debt obligations using the effective interest method. Unamortized amounts are expensed upon repayment of the related borrowings.

Income Taxes: The Company records the effects of income taxes under the liability method in which deferred income tax assets and liabilities are recognized based on the difference between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company assesses its ability to realize future benefits of deferred tax assets to determine if they meet the “more likely than not” criteria in ASC 740, Income Taxes. If the Company determines that future benefits do not meet the “more likely than not” criteria, a valuation allowance is recorded.

Advertising and Promotion: Advertising and promotion costs, including point of sale materials, are expensed as incurred and amounted to $2,440 and $3,625 for the years ending December 31, 2014 and 2013, respectively.

Stock-Based Compensation: The Company measures stock compensation costs related to its stock options on the fair value based method under the provisions of ASC 718, Compensation – Stock Compensation. The fair value based method requires compensation cost for stock options to be recognized based on the fair value of stock options granted. The Company determined the fair value of these awards using the Black-Scholes option pricing model.

Computation of Loss Per Common Share: Basic loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed by dividing the net loss by the weighted average number of common and common equivalent shares (warrants and stock options), where dilutive, outstanding during the period.

Risks and Uncertainties: Manufacturers and sellers of tobacco products are subject to regulation at the federal, state and local levels. Such regulations include, among others, labeling requirements, limitations on advertising, and prohibition of sales to minors. The trend in recent years has been toward increased regulation of the tobacco industry. There can be no assurance as to the ultimate content, timing or effect of any regulation of tobacco products by any federal, state or local legislative or regulatory body, nor can there be any assurance that any such legislation or regulation would not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The tobacco industry has experienced and is experiencing significant product liability litigation. Most tobacco liability lawsuits have been brought against manufacturers and sellers of cigarettes for injuries allegedly caused by smoking or by exposure to smoke. However, several lawsuits have been brought against manufacturers and sellers of smokeless products for injuries to health allegedly caused by use of smokeless products. Typically, such claims assert that use of smokeless products is addictive and causes oral cancer. There can be no assurance that the Company will not sustain losses in connection with such lawsuits and that such losses will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Forty-six states, certain U.S. territories and the District of Columbia are parties to the Master Settlement Agreement (“MSA”) and the Smokeless Tobacco Master Settlement Agreement (“STMSA”). To the Company’s knowledge, the signatories to the MSA include 49 cigarette manufacturers and/or distributors and the only other signatory to the STMSA is US Smokeless Tobacco Company. In the Company’s opinion, the fundamental basis for each agreement is the states’ consents to withdraw all claims for monetary, equitable and injunctive relief against certain tobacco products manufacturers and others and, in return, the signatories have agreed to certain marketing restrictions and regulations as well as certain payment obligations.

Pursuant to the MSA and subsequent states’ statutes, a “cigarette manufacturer” (which is defined to also include MYO cigarette tobacco) has the option of either becoming a signatory to the MSA or opening, funding and maintaining an escrow account, with sub-accounts on behalf of each settling state. The STMSA has no similar provisions. The MSA escrow accounts are governed by states’ statutes that expressly give the manufacturers the option of opening, funding and maintaining an escrow account in lieu of becoming a signatory to the MSA. The statutes require companies, who are not signatories to the MSA, to deposit, on an annual basis, into qualified banks escrow funds based on the number of cigarettes or cigarette equivalents, i.e., the pounds of MYO tobacco, sold. The purpose of these statutes is expressly stated to be to eliminate the cost disadvantage the settling manufacturers have as a result of entering into the MSA. Such companies are entitled to direct the investment of the escrowed funds and withdraw any appreciation, but cannot withdraw the principal for twenty-five years from the year of each annual deposit, except to withdraw funds deposited pursuant to an individual state’s escrow statute to pay a final judgment to that state’s plaintiffs in the event of such a final judgment against the Company. Either option – becoming a MSA signatory or establishing an escrow account – is permissible.

The Company has chosen to open and fund an MSA escrow account as its means of compliance. It is management’s opinion, due to the possibility of future federal or state regulations, though none have to date been enacted, that entering into one or both of the settlement agreements or establishing and maintaining an escrow account would not necessarily prevent future regulations from having a material adverse effect on the results of operations, financial position and cash flows of the Company.

Various states have enacted or proposed complementary legislation intended to curb the activity of certain manufacturers and importers of cigarettes that are selling into MSA states without signing the MSA or who have failed to properly establish and fund a qualifying escrow account. To the best of the Company’s knowledge, no such statute has been enacted which could inadvertently and negatively impact the Company, which has been and is currently fully compliant with all applicable laws, regulations and statutes, but there can be no assurance that the enactment of any such complementary legislation in the future will not have a material adverse effect on the results of operations, financial position or cash flows of the Company.

Pursuant to the MSA escrow account statutes, in order to be compliant with the MSA escrow requirements, the Company is required to deposit such funds for each calendar year into a qualifying escrow account by April 15 of the following year. At December 31, 2014, the Company had on deposit approximately $31.7 million. During April 2015, approximately $0.1 million relating to 2014 sales was deposited. During 2014 approximately $0.1 million relating to 2013 sales and $0.1 million relating to 2014 sales, was deposited into this qualifying escrow account. The Company is entitled to direct the investment of the escrow funds and is allowed to withdraw any appreciation, but cannot withdraw the principal for twenty-five years from the year of each annual deposit, except to withdraw funds deposited pursuant to an individual state’s escrow statute to pay a final judgment to that state’s plaintiffs in the event of such a judgment against the Company. The investment vehicles available to the Company are specified in the state escrow agreements and are limited to low-risk government securities.

The following shows the amount of deposits by sales year for the MSA escrow account:

Sales Year	Deposits
1999	$211
2000	1,017
2001	1,673
2002	2,271
2003	4,249
2004	3,715
2005	4,552
2006	3,847
2007	4,167
2008	3,364
2009	1,626
2010	406
2011	193
2012	198
2013	173
2014	62
Total	$31,724

Tobacco products, cigarette papers and cigarette tubes are subject to federal excise taxes. The following table outlines the federal excise tax rate by product category effective as of April 1, 2009:

Product Category	Cigarette and Tobacco Rates effective April 1, 2009
Cigarettes	$1.0066 per pack

Large Cigars	52.75% of manufacturer's price; cap of $0.4026 per cigar

Little Cigars	$1.0066 per pack

Pipe Tobacco (including Shisha)	$2.8311 per pound

Chewing Tobacco	$0.5033 per pound

Snuff	$1.51 per pound

RYO/MYO and Cigar Wrappers	$24.78 per pound

Cigarette Papers	$0.0315 per 50 papers

Cigarette Tubes	$0.063 per 50 tubes

Any future enactment of increases in federal excise taxes on the Company’s products could have a material adverse effect on the results of operations or financial condition of the Company. The Company is unable to predict the likelihood of passage of future increases in federal excise taxes. As of December 31, 2014, federal excise taxes are not assessed on e-cigarettes and related products.

As of December 31, 2014, there are no federal or state regulations pertaining to e-cigarettes and related products. Currently, Minnesota is the only state that imposes an excise tax on e-cigarettes.

On June 22, 2009, the Family Smoking Prevention and Tobacco Control Act (“FSPTCA”) authorized the Food and Drug Administration (“FDA”) to regulate the tobacco industry. In December 2010, this authorization was amended to include other tobacco products including e-cigarettes. Currently, the FDA Center for Tobacco Products (“CTP”) regulates cigarettes, cigarette tobacco, roll-your-own tobacco and smokeless tobacco. As of December 31, 2014, the FDA has not released any regulations pertaining to e-cigarettes.

Concentration of Credit Risk: At December 31, 2014 and 2013, the Company had bank deposits, including MSA escrows, in excess of federally insured limits of approximately $40.6 million and $68.4 million, respectively.

The Company sells its products to distributors and retail establishments throughout the United States and also has limited sales of Zig-Zag® premium cigarette papers in Canada. The Company had one customer that accounted for 10.9% of revenues for 2014 and 10.5% of revenues for 2013. The Company performs periodic credit evaluations of its customers and generally does not require collateral on trade receivables. Historically, the Company has not experienced significant credit losses.

Accounts Receivable: Accounts receivable are recognized at their net realizable value. All accounts receivable are trade related and are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for doubtful accounts receivable for estimated uncollectible invoices resulting from the customer’s inability to pay (bankruptcy, out of business, etc., i.e. “bad debt” which results in write-offs). The activity of allowance for doubtful accounts during 2014 and 2013 is as follows:

	2014	2013
Balance at beginning of period	$140	$150

Increase for doubtful accounts	—	10

Charge offs, net	(3)	(20)

Balance at end of period	$137	$140

Recent accounting pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which delayed the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting year. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest − Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost, requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected by the new guidance. The updated standard becomes effective for annual reporting periods beginning after December 15, 2015, and interim reporting periods within that reporting year. Early adoption is not permitted. The guidance should be adopted on a retrospective basis, wherein the balance sheet of each individual period presented is adjusted to reflect the period-specific effects of applying the new guidance. The Company has not yet adopted this pronouncement.

Subsequent Events: The Company’s management has evaluated events and transactions that occurred from January 1, 2015 through September 25, 2015, the date these consolidated financial statements were issued, for subsequent events requiring recognition or disclosure in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The

Company’s significant estimates include those affecting the valuation and useful lives of property, plant and equipment and goodwill and other intangible assets, assumptions used in determining pension and postretirement benefit obligations, accrued and deferred income taxes and litigation contingencies.

3. Foreign Exchange Contracts:

In July 2005, the Board of NATC approved NATC’s Foreign Exchange Risk Management Policy and Procedures. The policy is to manage the risks associated with foreign exchange rate movements actively, professionally and prudently. The primary objective of NATC’s Foreign Exchange Risk Management Policy and Procedures is to protect the value of NATC’s cash flows that are exposed to exchange rate movement, i.e. transactional foreign exchange exposures. NATC will always match the currency of the underlying transaction with the currency of the hedge. The policy allows NATC to hedge up to 80% of its anticipated purchases of inventory under the Bolloré Agreement, such purchases being denominated in Euros, over a forward period that will not exceed 12 rolling and consecutive months. NATC may, from time to time, hedge non-inventory purchases, e.g. production equipment, at a rate not to exceed 90% of the purchase price and in a currency determined by the invoice currency. The policy is administered by the Foreign Exchange Risk Management Committee which includes: the Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Vice President and Controller. Additionally, the Chairman of the Audit Committee of the Board, while not a voting member of the Committee, will have full observer rights. The purpose of the Committee is to monitor and manage all significant foreign currency exposures Company-wide and to provide regular reports on those exposures and all related hedging actions and positions. During 2013, NATC executed various forward contracts for the purchase of 5.8 million Euros with maturity dates from May 28, 2013 to September 30, 2013. As of December 31, 2013, NATC had no outstanding contracts. During 2014, NATC executed various forward contracts for the purchase of 3.1 million Euros with maturity dates from November 12, 2014 to December 31, 2014. As of December 31, 2014, NATC had no outstanding contracts.

4. Fair Value of Financial Instruments:

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of ASC 825, Financial Instruments. The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: Cash and cash equivalents are by definition short-term and the carrying amount is a reasonable estimate of fair value.

Accounts Receivable: The fair value of accounts receivable approximates their carrying value.

Revolving Credit Facility: The fair value of the revolving credit facility approximates its carrying value.

Long-Term Debt: The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. As of December 31, 2014, the fair value of the PIK Toggle Notes approximate their face amounts of $51.9 million. As of December 31, 2014, the value of the 7% Senior Notes approximate their face amounts of $11.7 million.

As of December 31, 2014, the value of the Company’s First Lien Term Loan and Second Lien Term Loan approximate their face amounts of $168.4 million and $80.0 million, respectively. As of December 31, 2013, the aggregate fair value of the Company’s Second Lien Notes and Third Lien Notes approximate $222.4 million and $98.6 million, respectively.

As of December 31, 2013, the aggregate fair value of the Company’s Secured Promissory Notes approximate $12.5 million which was paid in full during 2014.

Foreign Exchange: The Company had no outstanding contracts as of December 31, 2014 and 2013.

5. Inventories:

The components of inventories at December 31 are as follows:

	2014	2013
Raw materials and work in process	$2,027	$1,699
Leaf tobacco	17,931	22,022
Finished goods - smokeless products	4,198	3,876
Finished goods - smoking products	15,222	21,135
Finished goods - electronic / vaporizer products	9,411	16,935
Other	946	871
	49,735	66,538
LIFO reserve	(3,364)	(4,162)
	$46,371	$62,376

During 2014, certain inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2014 purchases, the effect of which decreased cost of goods sold and decreased net loss by approximately $0.9 million.

The Company recorded an inventory valuation allowance of $1.6 million and $0.2 million as of December 31, 2014 and 2013, respectively.

	2014	2013
Balance at beginning of period	$(172)	$(1,542)
Charged to cost and expense	(1,901)	(172)
Deductions for inventory disposed	513	1,542
	$(1,560)	$(172)

6. Property, Plant and Equipment:

Property, plant and equipment at December 31 consists of:

	2014	2013
Leasehold improvements	$1,853	$1,812
Machinery and equipment	8,051	7,093
Furniture and fixtures	2,934	2,722
	12,838	11,627
Accumulated depreciation	(7,778)	(6,948)
	$5,060	$4,679

7. Goodwill and Other Intangible Assets:

The following table summarizes goodwill by segment

	Smokeless	Smoking	Total
Balance as of December 31, 2014 and 2013	$32,590	$96,107	$128,697

The following table summarizes information about the Company’s allocation of other intangible assets. Other intangibles, all of which relate to the purchase of Stoker, consist of:

	As of	As of
	December 31, 2014	December 31, 2013
	Gross Carrying Amount	Gross Carrying Amount
Unamortized indefinite life intangible assets:
Trade names	$8,500	$8,500
Formulas	53	53
Total	$8,553	$8,553

Amortization expense for other intangibles was approximately $0 and $27 for the years ending December 31, 2014 and 2013, respectively.

8. Deferred Financing Costs:

Deferred financing costs at December 31 consist of:

	2014	2013
Deferred financing costs, net of accumulated amortization of $1,370 and $5,787 at December 31, 2014 and 2013, respectively	$7,913	$7,635

9. Accrued Expenses:

Accrued expenses at December 31 consist of:

	2014	2013
Accrued payroll and related items	$3,164	$3,527
Customer returns and allowances	1,998	2,026
Other	4,274	6,288
	$9,436	$11,841

10. Notes Payable and Long-Term Debt:

Notes payable and long-term debt at December 31 consists of the following in order of preference:

	2014	2013
First Lien Term Loan	$166,921	$—
Second Lien Term Loan	78,636	—
PIK Toggle Notes	50,411	—
7% Senior Notes	9,232	—
Secured Prommisory Note	—	12,500
Second Lien Notes	—	202,882
Third Lien Notes	—	85,182
	305,200	300,564
Less current maturities	(1,650)	—
Total Notes Payable and Long-Term Debt	$303,550	$300,564

2014 Refinancing

On January 13, 2014, NATC entered into (i) a $170 million First Lien Term Loan Credit Agreement among NATC, the Company, NATC Holding, a wholly owned subsidiary of the Company to which the Company transferred its ownership of all outstanding capital stock of NATC, and Wells Fargo Bank, National Association, as

administrative agent (the “First Lien Credit Agreement”), (ii) an $80 million Second Lien Term Loan Credit Agreement among NATC, the Company, NATC Holding and Wells Fargo Bank, National Association, as administrative agent (the “Second Lien Credit Agreement”), and (iii) a $40 million ABL Credit Agreement among NATC, NATC Holding and Wells Fargo Bank, National Association, as ABL Agent (the “ABL Credit Agreement”).

Redemption and Termination

In addition, on January 13, 2014, NATC completed the early settlement of its previously announced tender offers for the Second Lien Notes and the Third Lien Notes for approximately $300.5 million including accrued interest through January 12, 2014. NATC received tenders from the holders of approximately $168.8 million principal amount of Second Lien Notes, or 82.3% of the principal amount outstanding, and $84.9 million principal amount of Third Lien Notes, or 98.1% of the principal amount outstanding. NATC simultaneously called for redemption of all of the Second Lien Notes and the Third Lien Notes that were not purchased on the early settlement date in accordance with the redemption provisions of the indentures governing each of the Second Lien Notes and the Third Lien Notes. In connection with the redemption, NATC deposited approximately $43.5 million with the trustee to pay the principal, redemption premium and accrued and unpaid interest on the remaining outstanding Second Lien Notes and Third Lien Notes to, but not including, the redemption date. As a result of the satisfaction and discharge, NATC has been released from its remaining obligations under the Second Lien Notes and the Third Lien Notes.

The proceeds of the Refinancing Transactions were used to (i) terminate the then existing Revolving Credit Facility (which was undrawn at termination), (ii) repurchase notes tendered in connection with the tender offers for the Second Lien Notes and the Third Lien Notes, (iii) satisfy and discharge the indentures governing the Second Lien Notes and the Third Lien Notes and (iv) pay transaction related fees and expenses. NATC recorded approximately $42.8 million as a loss on extinguishment of debt on its consolidated statement of operations during the first quarter of 2014 related to the Refinancing Transaction.

First Lien Credit Agreement

All of NATC’s subsidiaries, as well as the Company and NATC Holding, are guarantors under the First Lien Credit Agreement. The First Lien Credit Agreement is secured by a first priority lien on substantially all of the assets of the borrowers and the guarantors (other than the Company) thereunder, including a pledge of the capital stock of NATC and its subsidiaries held by NATC Holding, NATC or any guarantor (other than the Company), other than certain excluded assets (the “Collateral”). The loans designated as LIBOR rate loans shall bear interest at LIBOR Rate then in effect (but not less than 1.25%) plus 6.50% and the loans designated as base rate loans shall bear interest at the (i) highest of (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 5.50%. The weighted average interest rate on December 31, 2014 is 7.75%. The First Lien Credit Agreement requires principal payments for the next five years of $1.650 million in each of the years of 2015, 2016, 2017 and 2018, respectively, and $1.238 million in 2019. The First Lien Credit Agreement matures in January 2020.

The First Lien Credit Agreement contains customary representations and warranties, events of default, affirmative covenants and negative covenants, which impose restrictions on, among other things, the ability of NATC and its subsidiaries to make investments, pay dividends, sell assets, and incur debt and additional liens. In addition, the First Lien Credit Agreement requires NATC to maintain a total leverage ratio as follows:

Period	Maximum Ratio
Closing Date through March 31, 2015	6.50 to 1.00
April 1, 2015 through September 30, 2016	6.25 to 1.00
October 1, 2016 through September 30, 2017	6.00 to 1.00
October 1, 2017 through September 30, 2018	5.75 to 1.00
October 1, 2018 and thereafter	5.50 to 1.00

NATC is required to make prepayments under the First Lien Credit Agreement upon the occurrence of certain events, including sales of certain assets, casualty events and the incurrence of additional indebtedness, subject to certain exceptions and reinvestment rights.

Second Lien Credit Agreement

The Second Lien Credit Agreement has the benefit of a second priority security interest in the Collateral and contains substantially similar representations and warranties, events of default and covenants as the First Lien Credit Agreement; provided, however, that the total leverage ratio required to be maintained by NATC under the Second Lien Credit Agreement is as follows:

Period	Maximum Ratio
Closing Date through March 31, 2015	6.75 to 1.00
April 1, 2015 through September 30, 2016	6.50 to 1.00
October 1, 2016 through September 30, 2017	6.25 to 1.00
October 1, 2017 through September 30, 2018	6.00 to 1.00
October 1, 2018 and thereafter	5.75 to 1.00

Under the Second Lien Credit Agreement the loans designated as LIBOR rate loans shall bear interest at a rate of at LIBOR Rate then in effect (but not less than 1.25%) plus 10.25% and the loans designated as base rate loans shall bear interest at (i) highest of (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 9.25%. The weighted average interest rate on December 31, 2014 is 11.5%. The Second Lien Credit Agreement matures in July 2020.

ABL Credit Agreement

The ABL Credit Agreement provides for aggregate commitments of up to $40 million, subject to a borrowing base, which is the sum of (i) 85% of eligible accounts receivable, plus (ii) the lesser of (A) the product of 70% multiplied by the value of eligible inventory and (B) the product of 85% multiplied by the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of eligible inventory, plus (iii) the lesser of (A) the product of 75% multiplied by the value of eligible inventory and (B) the product of 85% multiplied by the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of the eligible finished goods inventory, minus (iv) the aggregate amount of reserves established by the administrative agent.

The interest rates per annum applicable to loans under the ABL Credit Agreement are, at the option of NATC, equal to the applicable Base Rate or LIBOR Rate plus the applicable Interest Margin, as defined below:

Pricing Level	Average Excess Availability	Applicable Margin for Base Rate Loans (the “Base Rate Margin”)	Applicable Margin for LIBOR Rate Loans (the “LIBOR Rate Margin”)
I	> $30,000,000	1.25%	2.25%
II	< $30,000,000 but > $15,000,000	1.50%	2.50%
III	< $15,000,000	1.75%	2.75%

The ABL Credit Agreement matures in January 2019 and the balance outstanding at December 31, 2014 is $7.4 million. The weighted average interest rate on December 31, 2014 is 3.01%.

PIK Toggle Notes

On January 13, 2014, the Company entered into PIK toggle notes (“PIK Toggle Notes”) with Standard General Master Fund, L.P. for a principal amount of $45 million and warrants to purchase 42,424 of TPB common stock at $.01 per share, as adjusted for stock splits and other events specified in the agreement. Due to the warrants, the PIK Toggle Notes had an original issue discount of $1.7 million and were initially valued at $43.3 million. The PIK Toggle Notes mature and the warrants expire on January 13, 2021.

The PIK Toggle Notes accrue interest based on LIBOR Rate then in effect (but not less than 1.25%) plus 13.75%. Interest is payable on the last day of each quarter and upon maturity. The Company has the flexibility to pay interest in kind through an increase in the principal amount at the same interest rate as the PIK Toggle Notes. The Company has chosen to increase the PIK Toggle Notes for all interest in 2014 and the face amount of the PIK Toggle Notes is $51.9 million at December 31, 2014.

The PIK Toggle Notes contain covenants which limit the ability of the Company to enter into transactions with affiliates and make dividends or other distributions or repurchase capital stock. The PIK Toggle Notes are unsecured and do not limit the Company’s ability to incur additional debt or liens.

7% Senior Notes

In January of 2014, the Company entered into 7% Senior Notes with various stockholders for a principal amount of $11 million and warrants to purchase 11,000,000 units of membership interests in Intrepid, which currently represents 40% of the Intrepid Common Units outstanding on a fully diluted basis, at an exercise price of $1.00 per unit. The warrants were exercisable beginning January 21, 2014. Due to the warrants, the 7% Senior Notes had an original issue discount of $2.8 million and was initially valued at $8.2 million. The 7% Senior Notes mature and the warrants expire on December 31, 2023.

The 7% Senior Notes accrue interest at 7%. Interest is payable on the last business day of June and December in each year provided that the Company may elect to exercise its option to pay all or a portion of the interest in kind. The Company has chosen to increase its 7% Senior Notes for all interest in 2014 and the face amount of the 7% Senior Notes is $11.7 million at December 31, 2014.

The 7% Senior Notes are the general unsecured obligations of the Company and will rank equally with the Company’s other unsecured and unsubordinated debt from time to time outstanding. Redemptions of the 7% Senior Notes may be made by the Company at any time without penalty or premium.

Second Lien Notes and Third Lien Notes

On July 28, 2011, NATC issued $205 million aggregate principal amount of NATC’s Second Lien Notes and $80 million aggregate principal amount of NATC’s Third Lien Notes in a private placement under Rule 144A of the Securities Act of 1933, as amended. Holders of the Notes are not entitled to registration rights. As of December 31, 2013, the Second Lien Notes had an accreted value of $202.9 million and the Third Lien Notes had an accreted value of $85.2 million (which includes $6.5 million of interest paid in kind by increasing the principal amount of the notes).

The Second Lien Notes were senior secured obligations of NATC, were set to mature on July 15, 2016 and were guaranteed on a senior secured basis by the Company and each of NATC’s existing and future domestic restricted subsidiaries. The Second Lien Notes bore interest at the rate of 11.5% per annum, payable in cash, from the date of issuance, or from the most recent date to which interest was paid or provided for, and interest was payable semiannually on January 15 and July 15 of each year, beginning on January 15, 2012. If NATC sold certain assets or experienced certain casualty or condemnation events and did not use the net proceeds as required under the Indenture governing the Second Lien Notes (the “Second Lien Notes Indenture”), NATC was required to use such net proceeds to offer to repurchase the Second Lien Notes at 100% of their principal amount, plus accrued and unpaid interest. Subject to certain exceptions, NATC was also required to make an offer to purchase the Second Lien Notes with 75% of Excess Cash Flow (as such term was defined in the Second Lien Notes Indenture) for each period specified at 103% of their principal amount, plus accrued and unpaid interest.

The Third Lien Notes were senior secured obligations of NATC, were set to mature on January 15, 2017 and were guaranteed on a senior secured basis by the Company and each of NATC’s existing and future domestic restricted subsidiaries. The Third Lien Notes bore interest at a rate of 19% per annum from the date of issuance, or from the most recent date to which interest was paid or provided for, and interest was payable semiannually on January 15 and July 15 of each year, beginning on January 15, 2012. NATC could elect to pay interest on the Third Lien Notes for any interest period either entirely in cash or at an annual rate of 11% in cash and 8% in kind (“PIK Interest”) by increasing the principal amount of the Third Lien Notes or by issuing additional Third Lien Notes. NATC elected to pay PIK Interest on the Third Lien Notes for the installments payable on July 15, 2012 and January 15, 2013. NATC was not required to make mandatory redemptions or sinking fund payments prior to the maturity of the Third Lien Notes, except in connection with certain asset dispositions and changes in control. If NATC underwent a change of control, NATC was required to make an offer to repurchase the Third Lien Notes at 101% of their principal amount, plus accrued and unpaid interest. If NATC sold certain assets or experienced certain casualty or condemnation events and did not use the net proceeds as required under the Indenture governing the Third

Lien Notes (the “Third Lien Notes Indenture”), NATC was required to use such net proceeds to offer to repurchase the Third Lien Notes at 100% of their principal amount, plus accrued and unpaid interest.

The Second Lien Notes Indenture and the Third Lien Notes Indenture (together, the “Indentures”) limited the incurrence of additional indebtedness, the payment of dividends, entering into transactions with affiliates, asset sales, engaging in mergers or acquisitions, creating liens or other encumbrances on assets, and other matters. NATC was not required to file reports with the Securities and Exchange Commission, but was required to post certain financial information and other business information on its website.

2013 Credit Facility

On July 15, 2013, NATC terminated the Revolving Credit Facility with Jefferies Finance LLC, as administrative agent and collateral agent, which provided $15.0 million of borrowing capacity (the “Revolving Credit Facility”). NATC and all of its existing subsidiaries were borrowers under the Revolving Credit Facility and the Revolving Credit Facility was guaranteed by the Company, as well as all of NATC’s existing and future domestic subsidiaries. The Revolving Credit Facility was undrawn at termination. The remaining unamortized deferred financing fees, relating to the Revolving Credit Facility, of approximately $0.4 million were expensed during 2013 and are reflected as a loss on extinguishment of debt on the consolidated statements of operations.

On July 15, 2013, NATC entered into a new senior secured revolving credit facility with a maturity date of July 31, 2016 (the “2013 Credit Facility”), with Jefferies Finance LLC, as administrative agent, and Standard General Master Fund L.P., as sole Lead Arranger and sole Book Running Manager, which provided $15.0 million of borrowing capacity. Standard General is a shareholder of the Company. There have not been any borrowings under the 2013 Credit Facility from its inception through January 13, 2014.

The 2013 Credit Facility required NATC to meet a minimum consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) test. The 2013 Credit Facility also contained covenants which, among other things, limited the incurrence of additional indebtedness, distribution of dividends, transactions with affiliates, asset sales, acquisitions, mergers, prepayments of other indebtedness, liens and encumbrances, capital expenditures, and other matters customarily restricted in such agreements. The 2013 Credit Facility contained customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-acceleration, cross-defaults to certain other indebtedness, bankruptcy and insolvency, the occurrence of a Change of Control, as defined in the 2013 Credit Facility, and judgment defaults.

Intrepid

During 2013, Intrepid entered into a Secured Promissory Note (“Secured Promissory Note”) with Standard General for $12.5 million. Standard General is a shareholder of the Company. The Secured Promissory Note had an interest rate of 7% until September 30, 2014. On October 1, 2014, the interest rate on the Secured Promissory Note increased to 15% through its stated maturity of July 15, 2017.

During 2014, Intrepid repaid in full the Secured Promissory Note.

Restricted / Non-Restricted Condensed Consolidating Financial Statements

The payment of principal and interest on the First Lien Term Loan, Second Lien Term Loan and ABL are guaranteed by NATC and its subsidiaries (“Issuer/Restricted”). Turning Point and its subsidiary (“Non-Restricted”) are not guarantors of the First Lien Term Loan, Second Lien Term Loan and ABL. The separate financial statements of the Issuer/Restricted are not included herein because the Issuer/Restricted are the Company’s wholly-owned consolidated subsidiaries and are jointly, severally, fully and unconditionally liable for the obligations represented by the First Lien Term Loan, Second Lien Term Loan and ABL. The Company believes that the consolidating financial information for the Issuer/Restricted and the Non-Restricted provide information that is more meaningful in understanding the financial position of the Issuer/Restricted than separate financial statements of the Issuer/Restricted.

The following consolidating financial information present consolidating financial data for the Issuer/Restricted, Non-Restricted and an elimination column for adjustments to arrive at the information for the Company on a consolidated basis as of and for the years ended December 31, 2014 and 2013. The principal elimination entries set forth below eliminate investments in subsidiaries and intercompany balances and transactions.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Balance Sheet
December 31, 2014
(in thousands)

	Issuer/ Restricted	Non-Restricted	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$8,015	$452	$—	$8,467
Accounts receivable	2,533	—	—	2,533
Inventories	36,615	9,756	—	46,371
Other current assets	5,261	5,626	—	10,887
Total current assets	52,424	15,834	—	68,258

Property, plant and equipment, net	5,060	—	—	5,060
Deferred financing costs, net	7,913	—	—	7,913
Goodwill	128,697	—	—	128,697
Investment in subsidiaries	11,187	—	(11,187)	—
Other intangible assets, net	8,553	—	—	8,553
Master Settlement Agreement - escrow deposits	31,724	—	—	31,724
Total assets	$245,558	$15,834	$(11,187)	$250,205

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,260	$1,043	$—	$2,303
Accrued expenses	7,781	1,655	—	9,436
Accrued interest expense	4,778	—	—	4,778
Deferred income taxes	331	—	—	331
First lien term loan	1,650	—	—	1,650
Revolving credit facility	7,353	—	—	7,353
Total current liabilities	23,153	2,698	—	25,851

Notes payable and long-term debt	303,550	—	—	303,550
Deferred Income Taxes	6,631	—	—	6,631
Postretirement benefits	4,900	—	—	4,900
Pension benefits	845	—	—	845
Total Liabilities	339,079	2,698	—	341,777

Stockholders' equity (deficit):
Common stock	7	—	—	7
Additional paid-in capital	76,332	11,121	(74,995)	12,458
Advance to TPB	777	(777)	—	—
Accumulated other comprehensive loss	(4,088)	—	—	(4,088)
Retained earnings (accumulated deficit)	(166,549)	2,792	63,808	(99,949)
Total stockholders' equity (deficit)	(93,521)	13,136	(11,187)	(91,572)
Total liabilities and stockholders' equity (deficit)	$245,558	$15,834	$(11,187)	$250,205

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Operations
for the year ended December 31, 2014
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Net sales	$180,264	$20,065	$200,329
Cost of sales	93,679	13,486	107,165
Gross profit	86,585	6,579	93,164
Selling, general and administrative expenses	40,894	4,214	45,108
Operating income	45,691	2,365	48,056
Interest expense and financing costs	34,005	306	34,311
Loss on extinguishment of debt	42,780	—	42,780
Income (loss) before income taxes	(31,094)	2,059	(29,035)
Income tax expense	370	—	370
Net income (loss)	$(31,464)	$2,059	$(29,405)

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Cash Flows
for the year ended December 31, 2014
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Cash flows from operating activities:
Net income (loss)	$(31,464)	$2,059	$(29,405)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on extinguishment of debt	42,780	—	42,780
Depreciation expense	933	—	933
Amortization of deferred financing costs	1,453	—	1,453
Amortization of original issue discount	1,044	—	1,044
Interest incurred but not paid on PIK toggle notes	6,867	—	6,867
Interest incurred but not paid on 7% senior notes	721	—	721
Interest paid on third lien notes (see Note 2)	(6,528)	—	(6,528)
Deferred income taxes	37	—	37
Stock compensation expense	364	—	364
Member unit compensation expense	—	221	221
Changes in operating assets and liabilities:
Accounts receivable	463	215	678
Inventories	8,581	7,424	16,005
Other current assets	1,041	(1,420)	(379)
Prepaid pension costs	1,019	—	1,019
Other assets	(174)	—	(174)
Accounts payable	(2,726)	(7,391)	(10,117)
Accrued pension liabilities	(3,054)	—	(3,054)
Accrued postretirement liabilities	(99)	—	(99)
Accrued expenses and other	(17,081)	740	(16,341)
Net cash provided by operating activities	4,177	1,848	6,025

Cash flows from investing activities:
Capital expenditures	(1,314)	—	(1,314)
Net cash used in investing activities	(1,314)	—	(1,314)

Cash flows from financing activities:
Contributed capital from member	(10,900)	10,900	—
Proceeds from revolving credit facility, net	7,353	—	7,353
Proceeds from term loans	246,700	—	246,700
Proceeds from PIK toggle notes	45,000	—	45,000
Proceeds from 7% senior notes	11,000	—	11,000
Payments for secured promissory note	—	(12,500)	(12,500)
Payments for first lien term loan	(1,650)	—	(1,650)
Payments for second and third lien notes (see Note 2)	(317,633)	—	(317,633)
Payments for financing costs	(8,457)	—	(8,457)
Redemption of common stock	(1,436)	—	(1,436)
Other	206	(206)	—
Net cash used in financing activities	(29,817)	(1,806)	(31,623)

Net increase in cash	(26,954)	42	(26,912)
Cash, beginning of period	34,969	410	35,379
Cash, end of period	$8,015	$452	$8,467

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$38,147	$44	$38,191
Cash paid during the period for income taxes, net	$332	$—	$332

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Balance Sheet
December 31, 2013
(in thousands)

	Issuer/ Restricted	Non-Restricted	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$34,968	$411	$—	$35,379
Accounts receivable	2,996	215	—	3,211
Inventories	45,196	17,180	—	62,376
Other current assets	6,304	4,204	—	10,508
Total current assets	89,464	22,010	—	111,474

Property, plant and equipment, net	4,679	—	—	4,679
Prepaid pension costs	1,019	—	—	1,019
Deferred financing costs, net	7,635	—	—	7,635
Goodwill	128,697	—	—	128,697
Investment in subsidiaries	20,472	—	(20,472)	—
Other intangible assets, net	8,553	—	—	8,553
Master Settlement Agreement - escrow deposits	31,550	—	—	31,550
Total assets	$292,069	$22,010	$(20,472)	$293,607

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,986	$8,434	$—	$12,420
Accrued expenses	11,189	652	—	11,841
Accrued interest expense	18,452	262	—	18,714
Deferred income taxes	294	—	—	294
Total current liabilities	33,921	9,348	—	43,269

Notes payable and long-term debt	288,064	12,500	—	300,564
Deferred Income Taxes	6,631	—	—	6,631
Postretirement benefits	4,715	—	—	4,715
Pension	1,862	—	—	1,862
Total Liabilities	335,193	21,848	—	357,041

Stockholders' equity (deficit):
Common stock	7	—	—	7
Additional paid-in capital	72,293	—	(64,095)	8,198
Advance to TPB	571	(571)	—	—
Accumulated other comprehensive loss	(1,767)	—	—	(1,767)
Retained earnings (accumulated deficit)	(114,228)	733	43,623	(69,872)
Total stockholders' equity (deficit)	(43,124)	162	(20,472)	(63,434)
Total liabilities and stockholders' equity (deficit)	$292,069	$22,010	$(20,472)	$293,607

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Operations
for the year ended December 31, 2013
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Net sales	$188,132	$5,172	$193,304
Cost of sales	99,897	3,146	103,043
Gross profit	88,235	2,026	90,261
Selling, general and administrative expenses	45,790	1,032	46,822
Amortization expense	27	—	27
Operating income	42,418	994	43,412
Interest expense and financing costs	43,833	261	44,094
Loss on extinguishment of debt	441	—	441
Income (loss) before income taxes	(1,856)	733	(1,123)
Income tax expense	486	—	486
Net income (loss)	$(2,342)	$733	$(1,609)

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Cash Flows
for the year ended December 31, 2013
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Cash flows from operating activities:
Net income (loss)	$(2,342)	$733	$(1,609)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on extinguishment of debt	441	—	441
Loss on sale of fixed assets	3	—	3
Depreciation expense	905	—	905
Amortization expense	27	—	27
Amortization of deferred financing costs	2,514	—	2,514
Amortization of original issue discount	1,256	—	1,256
Interest incurred but not paid on third lien notes	3,328	—	3,328
Deferred income taxes	23	—	23
Stock compensation expense	234	—	234
Changes in operating assets and liabilities:
Accounts receivable	321	(215)	106
Inventories	4,211	(17,180)	(12,969)
Other current assets	961	(4,204)	(3,243)
Prepaid pension costs	(1,019)	—	(1,019)
Other assets	(193)	—	(193)
Accounts payable	3,048	8,434	11,482
Accrued pension liabilities	(713)	—	(713)
Accrued postretirement liabilities	(381)	—	(381)
Accrued expenses and other	1,920	914	2,834
Net cash provided by (used in) operating activities	14,544	(11,518)	3,026

Cash flows from investing activities:
Capital expenditures	(729)	—	(729)
Proceeds from sale of property, plant and equipment	6	—	6
Net cash used in investing activities	(723)	—	(723)

Cash flows from financing activities:
Proceeds from issuance of secured promissory note	—	12,500	12,500
Payments for financing costs	(546)	(571)	(1,117)
Other	(742)	—	(742)
Net cash provided by (used in) financing activities	(1,288)	11,929	10,641

Net increase in cash	12,533	411	12,944
Cash, beginning of period	22,435	—	22,435
Cash, end of period	$34,968	$411	$35,379

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$36,450	$—	$36,450
Cash paid during the period for income taxes, net	$463	$—	$463

11. Income Taxes:

The income tax provision for the years ended December 31, 2014 and 2013 consists of the following components:

	2014			2013
	Current	Deferred	Total	Current	Deferred	Total
Federal	$—	$31	$31	$30	$20	$50
State and Local	333	6	339	433	3	436
	$333	$37	$370	$463	$23	$486

Deferred tax assets and liabilities at December 31, 2014 and 2013 consist of:

	2014		2013
	Assets	Liabilities	Assets	Liabilities
Inventory	$1,610	$331	$1,877	$294
Property, plant and equipment	—	1,120	—	1,145
Goodwill and other intangible assets	310	10,431	322	10,431
Accrued pension and postretirement costs	517	—	1,325	—
NOL carryforward	27,758	—	17,116	—
Deferred Income for Tax Purposes	—	2,839	—	3,548
Other	3,451	—	3,402	—
Sub-total	33,646	14,721	24,042	15,418
Valuation allowance	(25,887)	—	(15,549)	—
Deferred income taxes	$7,759	$14,721	$8,493	$15,418

At December 31, 2014, the Company had NOL carryforwards for income tax purposes of approximately $73.0 million which expire in 2023 through 2033.

The Company has determined, that at December 31, 2014 and 2013, its ability to realize future benefits of certain net deferred tax assets does not meet the “more likely than not” criteria in ASC 740, Income Taxes; therefore, a valuation allowance of $25.9 million and $15.5 million, respectively, has been recorded. The valuation allowance increased by $10.3 million and $0.7 million in 2014 and 2013, respectively.

ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has determined that they did not have any uncertain tax positions requiring recognition as a result of the provisions of ASC 740-10-25. The Company’s policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense. For the years ended December 31, 2014 and 2013, no estimated interest or penalties were recognized for the uncertainty of tax positions taken. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In general, the Company is no longer subject to U.S. federal and state tax examinations for years prior to 2011.

Reconciliation of the federal statutory rate and the effective income tax rate for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Federal statutory rate	35.0%	35.0%
State taxes	(0.8)	(25.6)
Permanent differences	0.1	16.7
Valuation allowance	(35.6)	(69.4)
Effective income tax rate	(1.3)%	(43.3)%

12. Pension and Postretirement Benefit Plans:

NATC has two defined benefit pension plans. Benefits for the hourly employees’ plan are based on a stated benefit per year of service, reduced by amounts earned in a previous plan. Benefits for the salaried employees plan were based on years of service and the employees’ final compensation. All of the defined benefit plans are frozen.

NATC sponsored a defined benefit postretirement plan that covered hourly employees. This plan provides medical and dental benefits. This plan is contributory, with retiree contributions adjusted annually.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for the years ended December 31, 2014 and 2013 and a statement of the funded status as of December 31:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Reconciliation of benefit obligations:
Benefit obligation at January 1	$16,840	$18,770	$5,021	$5,693
Service cost	151	149	—	—
Interest cost	757	637	203	180
Actuarial loss (gain)	1,740	(1,534)	259	(596)
Benefits paid	(1,154)	(1,182)	(270)	(256)
Benefit obligation at December 31	$18,334	$16,840	$5,213	$5,021

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	$15,997	$12,564	$—	$—
Actual return on plan assets	773	2,656	—	—
Employer contributions	1,873	1,959	270	256
Benefits paid	(1,154)	(1,182)	(270)	(256)
Fair value of plan assets at December 31	$17,489	$15,997	$—	$—

Funded status:
Funded status at December 31	$(845)	$(843)	$(5,213)	$(5,021)
Unrecognized net actuarial loss (gain)	5,302	3,265	(600)	(884)
Net amount recognized	$4,457	$2,422	$(5,813)	$(5,905)

Pension plans in which accumulated benefit obligations exceed plan assets at December 31:

	2014	2013
Projected benefit obligation	$18,334	$8,767
Accumulated benefit obligation	18,334	8,767
Fair value of plan assets	17,489	6,905

The asset allocation for NATC’s defined benefit plans as of December 31, 2014 and 2013, and the target allocation for 2015, by asset category, follows:

	Target Allocation	Percentage of Plan Assets at December
	2015	2014	2013
Asset category:
Equity securities	60.0%	62.0%	66.0%
Debt securities	25.0%	27.5%	26.5%
Cash	15.0%	10.5%	7.5%
Total	100.0%	100.0%	100.0%

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy under GAAP are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is the description of the valuation methodologies used for assets measured at fair value subsequent to initial recognition. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while NATC believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Pooled Separate Accounts: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Guaranteed Deposit Account: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Assets measured at fair value on a recurring basis: The table below presents the balances of the plan’s assets measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2014 and 2013.

	Total	Level 1	Level 2	Level 3
Pooled Separate Accounts	$15,712	$—	$15,712	$—
Guaranteed Deposit Account	1,777	—	—	1,777
Total assets at fair value as of December 31, 2014	$17,489	$—	$15,712	$1,777

Pooled Separate Accounts	$14,798	$—	$14,798	$—
Guaranteed Deposit Account	1,199	—	—	1,199
Total assets at fair value as of December 31, 2013	$15,997	$—	$14,798	$1,199

Level 3 Gains and Losses: The table below sets forth a summary of changes in the fair value of the Guaranteed Deposit Account for the years ended December 31, 2014 and 2013.

Guaranteed Deposit Account
Balance at December 31, 2012	$1,357
Total gains or losses (realized/unrealized)
Return on plan assets	61
Purchases, sales and settlements, net	(219)
Balance at December 31, 2013	1,199
Total gains or losses (realized/unrealized)
Return on plan assets	57
Purchases, sales and settlements, net	521
Balance at December 31, 2014	$1,777

Equity securities included no shares of NATC’s common stock at December 31, 2014 or 2013.

NATC’s investment philosophy is to earn a reasonable return without subjecting plan assets to undue risk. NATC uses one management firm to manage plan assets, which are invested in equity and debt securities. NATC’s investment objective is to provide long-term growth of capital as well as current income.

The following table provides the amounts recognized in the consolidated balance sheets as of December 31:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Prepaid pension costs	$—	$1,019	$—	$—
Accrued benefit cost	(845)	(1,862)	(5,213)	(5,021)
Accumulated other comprehensive loss, unrecognized net gain/loss	5,302	3,265	(600)	(884)
	$4,457	$2,422	$(5,813)	$(5,905)

The following table provides the amount in accumulated other comprehensive income expected to be recognized in net periodic benefit costs in 2015:

	Pension Benefits	Postretirement Benefits
Included in cost of sales	$258	$(5)
Included in selling, general and administrative expenses	219	—
	$477	$(5)

The following table provides the components of net periodic pension and postretirement benefit costs and total costs for the plans for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Service cost	$151	$149	$—	$—
Interest cost	757	637	203	180
Expected return on plan assets	(1,147)	(977)	—	—
Amortization of gains and losses	77	418	(25)	—
Net periodic benefit cost (income)	$(162)	$227	$178	$180

NATC is required to make assumptions regarding such variables as the expected long-term rate of return on plan assets and the discount rate applied to determine service cost and interest cost. The rate of return on assets used is determined based upon analysis of the plans’ historical performance relative to the overall markets and mix of assets. The assumptions listed below represent management’s review of relevant market conditions and have been adjusted, as appropriate. The weighted average assumptions used in the measurement of NATC’s benefit obligation are as follows:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Discount rate	3.9%	4.8%	3.5%	4.3%

The weighted average assumptions used to determine net periodic pension and postretirement costs are as follows:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Discount rate	4.8%	3.5%	4.3%	3.3%
Expected return on plan assets	7.0%	7.5%	—	—

For measurement purposes of the postretirement benefits, the assumed health care cost trend rate for participants under age 65 as of December 31, 2014 was 9.0% reducing to 5.5% by 2018 and for participants age 65 and over the rate was 9.0% reducing to 5.5% by 2018.

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement benefit plans. A 1% increase in assumed health care cost trend rates would have the following effects:

	2014	2013
Effect on total of service and interest cost components of net periodic postretirement cost	$4	$3
Effect on the health care component of the accumulated postretirement benefit obligation	$88	$116

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Postretirement Benefits
2015	$1,098	$325
2016	1,107	342
2017	1,107	355
2018	1,099	353
2019	1,092	349
2020-2024	5,525	1,656

NATC’s policy for the postretirement benefits plan is to make contributions equal to the benefits paid during the year. NATC expects to make $0.3 million of contributions to the postretirement plan in the year ending December 31, 2015. NATC’s policy for the pension plan is to make the minimum amount of contributions that can be deducted for federal income taxes. NATC expects to make no contributions to the pension plan in the year ending December 31, 2015.

NATC also sponsors a voluntary 401(k) retirement savings plan. Eligible employees may elect to contribute up to 15% of their annual earnings subject to certain limitations. NATC’s match for the hourly employees was 100.0% of each eligible participant’s contribution up to 6% of compensation for the plan year. NATC’s matching for hourly employees was subject to a 3-year vesting schedule. For the 2014 and 2013 Plan Years, NATC contributed 4% to those salaried employees contributing 4% or greater. For those salaried employees contributing less than 4%, NATC matched the contribution by 100%. NATC matching contributions to this plan were approximately $0.7 million and $0.7 million for the years ended December 31, 2014 and 2013, respectively.

13. Lease Commitments:

The Company leases certain office space and vehicles for varying periods. In December 2011, the Company sub-leased its leased office space in New York City. This sub-lease expired on May 30, 2014 and required a fixed monthly rent payment, utilities and applicable taxes.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2014:

Operating Leases
2015	$1,047
2016	893
2017	823
2018	782
2019	782
2020 and beyond	848
Total minimum lease payments	$5,175

The total lease expense included in the consolidated statements of operations for the years ended December 31, 2014 and 2013 was $1,832 and $2,009, respectively, and the net lease expense, after deducting sub-lease income of $143 and $338, respectively, from sub-leases, was $1,689 and $1,671, respectively.

14. Share Incentive Plans:

On February 8, 2006, the Board of Directors of the Company adopted the North Atlantic Holding Company, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) and approved a form of Restricted Stock Award Agreement (the “Form Award Agreement”) pursuant to which awards under the 2006 Plan may be granted to employees. The Form Award Agreement requires, as a condition of the award, that any and all stock options (vested or otherwise) previously granted to these individuals will be immediately cancelled as of the date of the award. On March 15, 2006, the Board of Directors of the Company approved a form of Restricted Stock Award Agreement pursuant to which awards under the 2006 Plan may be granted to non-employee directors (the “Director Form Award Agreement”). The 2006 Plan provides for the granting of nonqualified stock options and restricted stock awards. Pursuant to the 2006 Plan, 254,503 shares of common stock of the Company are reserved for issuance as awards to employees, consultants and directors as compensation for past or future services or the attainment of certain performance goals. On August 7, 2014, the Board of Directors of the Company amended the 2006 Plan. The 2006 Plan shares were increased to a maximum of 350,000 shares that may be issued pursuant to awards under the 2006 Plan. In addition, the term of the 2006 Plan was extended an additional 10 years. The 2006 Plan is now scheduled to terminate on August 6, 2026. The Board of Directors of the Company may provide that awards under the 2006 Plan shall become vested in installments over a period of time or may specify that the attainment of certain performance measures will determine the degree of vesting, or a combination of both, as set forth in the applicable award agreements. As of December 31, 2014, 102,488 shares of restricted stock and 103,993 options have been granted to employees of NATC and 4,000 shares of restricted stock and 58,209 options have been granted to current and former non-employee directors of NATC under the 2006 Plan.

The total number of shares available for grant under the 2006 Plan is 81,310. Stock option activity is summarized below:

	Incentive Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2012	174,732	$17.11	$23.91

Granted	9,000	40.00	22.63
Exercised	(11,174)	9.99	40.00
Expired	(14,962)	9.99	40.00
Forfeited	—

Outstanding, December 31, 2013	157,596	19.59	13.62

Granted	23,750	40.00	22.63
Exercised	(11,494)	9.99	40.00
Expired	(2,000)	9.99	40.00
Forfeited	(5,650)	40.00	22.63

Outstanding, December 31, 2014	162,202	$22.67	$12.43

The total intrinsic value of options exercised during the years ended December 31, 2014 and 2013 was $0.8 million and $0.7 million, respectively.

The outstanding stock options’ exercise price for 97,102 options is $11.05 per share of which all are exercisable. The outstanding stock options’ exercise price for 65,100 options is $40.00 per share of which 52,629 are exercisable. The weighted average of the remaining lives of the outstanding stock options is approximately 2.9 years for the options with the $11.05 exercise price, and 7.9 years for the options with the $40.00 exercise price. NATC estimates that the expected life of all stock options is five years from the date of grant. For the $11.05 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of $11.05; risk free interest rate of 4.366% and a volatility of 30% and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $5.59 per share option granted. For the $40.00 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of $40.00; risk-free interest rate of 3.57%; a volatility of 40%; and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $22.63 per share option granted.

NATC has recorded compensation expense related to the options based on the provisions of ASC 718 under which the fixed portion of such expense is determined as the fair value of the options on the date of grant and amortized over the vesting period. NATC recorded compensation expense of approximately $364 and $234 in the consolidated statements of operations for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014, there was $182 of total unrecognized compensation cost related to nonvested options which will be recognized over 2 years.

15. Unit Incentive Plans and Warrants for Intrepid Brands, LLC:

Effective August 7, 2014, the Company adopted the Intrepid Brands, LLC 2014 Option Plan (“2014 Plan”) for units of ownership in Intrepid. The purpose of the 2014 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the service providers (including employees, consultants and managers) to those of Company equity holders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company equity holders. The 2014 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, consultants and managers whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

The Administration Committee shall determine the treatment to be afforded to a participant in the event of termination of employment for any reason including death, disability, or retirement. The 2014 Plan contains provisions for equitable adjustment of benefits in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company.

Pursuant to the 2014 Plan, the maximum number of Common Units of Intrepid that may be issued pursuant to an exercise of Options awarded under the 2014 Plan is 1,375,000 Common Units, reduced by one such Unit for every Incentive Unit (if any) that the Company issues in accordance with the terms of its LLC Agreement. The 2014 Plan shall terminate automatically on the day preceding the tenth anniversary of its adoption unless earlier terminated pursuant to Section 11 (b) of the plan. The 2014 Plan is scheduled to terminate on August 6, 2024. As of December 31, 2014, 1,358,889 unit options have been granted to employees of NTC.

The total number of units available for grant under the 2014 Plan is 16,111. Unit option activity is summarized below:

	Unit Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, September 1, 2013	—	$—	$—

Granted	—
Exercised	—
Expired	—
Forfeited	—

Outstanding, December 31, 2013	—	—	—

Granted	1,360,990	1.00	0.25
Exercised	—
Expired	—
Forfeited	(2,101)	1.00	0.25

Outstanding, December 31, 2014	1,358,889	$1.00	$0.25

At December 31, 2014, under the 2014 Plan, the outstanding unit options’ exercise price for 1,358,889 options is $1.00 per share of which 680,519 are exercisable. The weighted average of the remaining lives of the outstanding unit options is approximately 19.7 years. The weighted average fair value of options was determined using the Black-Scholes model assuming a 20-year life from grant date; a current unit price and exercise price of $1.00; risk-free interest rate of 2.65% and a volatility of 20% and no assumed dividend yield. Based on these assumptions, the fair value of the options is approximately $0.25 per unit option granted. The Company recorded compensation expense of approximately $221 in the statements of operations for the year ended December 31, 2014. As of December 31, 2014, there was $119 of total unrecognized compensation cost related to nonvested options which will be recognized over 2 years.

In January of 2014, the Company issued warrants to purchase 11,000,000 units of membership in Intrepid Brands, LLC concurrent with the issuance of 7% Senior Notes (see Note 10). This represents 40% of the Intrepid Common Units outstanding on a fully diluted basis, at a purchase price of $1.00 per unit. The warrants were exercisable beginning January 21, 2014 and they expire on December 31, 2023.

16. Contingencies:

Litigation with Gordian Group, LLC

On July 5, 2012, Gordian Group, LLC ("Gordian"), a financial advisory firm, commenced an action against the Company in the Superior Court of the State of Delaware in and for New Castle County. The complaint, captioned Gordian Group, LLC v. North Atlantic Holding Company, Inc., et al., C.A. No. 12C-06-276 JRJ, asserts a claim for breach of contract against the Company and its subsidiaries, in regards to an engagement letter between Gordian and the Company dated October 13, 2009 (the "Engagement Letter"). Gordian alleges in its complaint that under the terms of the Engagement Letter, it is entitled to remuneration associated with a transaction dated on or around July 28, 2011 involving the issuance of Company debt totaling approximately $285 million in principal. Gordian also asserts similar and overlapping claims under several quasi-contractual theories and seeks over $9 million in damages, its legal fees and costs, and pre-judgment interest. The complaint was served on July 24, 2012, and the Company filed its answer to the complaint on September 5, 2012. Discovery is complete. On August 29, 2013, the Company filed a motion for leave to file a counterclaim against Gordian for breach of contract and breach of the implied covenant of good faith and fair dealing seeking damages from Gordian for its conduct. The motion was opposed and argued and the Court took the motion under advisement. On September 23, 2013, the Company filed a motion for summary judgment.

On February 8, 2014, the Company and Gordian participated in a mediation of the claims alleged in the complaint. As a result of the mediation, on February 12, 2014, the Company and Gordian executed a settlement agreement and general release resolving all claims in the action in exchange for a $2 million settlement payment, which the Company paid in full on February 13, 2014. Under the terms of the settlement agreement and general release, neither party admits any liability or wrongdoing whatsoever. On February 14, 2014, the court entered an order dismissing the action and all claims defenses and counterclaims, with prejudice. The $2 million settlement payment has been recorded on the 2013 consolidated statement of operations as part of selling, general and administrative expenses.

Litigation with Langston Enterprises, Inc, et al.

On December 20, 2011, Plaintiffs Langston Enterprises Inc., Doris Carlin on behalf of the Estate of Ernest R. Carlin, Lynn Hinely, Alan M., Inc., C.D. Ray, Inc., and Duane Wright, each a minority stockholder of the Company, commenced an action in the Kentucky Circuit Court for the Civil Circuit Division of Jefferson County, Kentucky against the Company and certain of the Company’s current and former directors and officers. The complaint, captioned Langston Enterprises, Inc., et al. v. Thomas F. Helms, Jr., et al., Case No. 11-CI-08162 (the “Langston Complaint”), asserts both individual claims and derivative claims on behalf of the Company. The complaint alleges, among other things, the waste of corporate assets relating to loans made by the Company to Thomas F. Helms, Jr., oppression of minority shareholders and mismanagement. Plaintiffs assert, among other claims, a breach of fiduciary duty in connection with the management of the Company’s business and seek both actual and punitive damages.

On February 27, 2012, Defendants filed motions to dismiss the Langston Complaint.

On April 17, 2012, Plaintiffs filed oppositions to Defendants’ motions to dismiss, along with an amended complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, claims under both Kentucky and Delaware law related to the waste of corporate assets relating to loans made by the Company to Thomas F. Helms, Jr., oppression of minority shareholders and mismanagement. Plaintiffs assert, among other claims, a breach of fiduciary duty in connection with the management of the Company’s business and seek both actual and punitive damages.

On June 22, 2012, Defendants filed motions to dismiss the Amended Complaint. On November 19, 2012, while those motions were pending, Mr. Helms repaid in full all outstanding loans made to him by the Company, including all accrued interest (the “Loan Repayment”).

On December 3, 2012, Plaintiffs filed a motion to enforce an alleged settlement of the Litigation claimed to be reached with Defendants prior to the Loan Repayment. Defendants disputed the existence of such a prior settlement.

On December 31, 2012, the parties entered into a settlement agreement that, subject to Court approval, resolves the Plaintiffs’ claims. Pursuant to the terms of the settlement of the Plaintiffs’ derivative claims, the parties acknowledged that Mr. Helms made the Loan Repayment, benefitting the Company and its shareholders. The parties further agreed that the Company shall pay or cause to be paid $1.05 million to an Escrow Account, for ultimate distribution, subject to the terms of the settlement agreement, to Plaintiffs’ counsel in respect of the attorneys’ fees incurred by Plaintiffs with respect to the action.

Pursuant to the terms of the settlement of Plaintiffs’ direct claims, Standard General Master Fund LP and Standard General OC Master Fund LP agreed to purchase Plaintiffs’ 82,011 shares of the Company’s common stock for $1.75 million. In addition, the parties agreed that, subject to the terms of the settlement agreement, the Company shall pay or cause to be paid to the Escrow Account a sum of $0.15 million, which shall be for ultimate distribution to Plaintiffs. The Escrow Account has now been funded. In addition, under the terms of the settlement agreement,

Plaintiffs have withdrawn their motion to enforce the alleged settlement reached prior to the Loan Repayment. Consummation of the settlement of the derivative claims and distribution of all amounts in the Escrow Account is subject to various conditions precedent referenced in the settlement agreement on file with the Court, including final Court approval of the proposed derivative settlement.

Under the terms of the settlement agreement, if the settlement of the derivative claims is approved by the Court, then upon the Effective Date of the settlement, (i) Plaintiffs, on behalf of themselves and their Related Persons, the Company, and any Company shareholder, will release any Released Derivative Claims they may have against any of the Released Persons (as such terms are defined in the settlement agreement), and (ii) Plaintiffs, on behalf of themselves and their Related Persons, will release any Released Direct Claims they may have against any of the Released Persons (as such terms are defined in the settlement agreement).

On or about February 13, 2013, the Court issued an order, among other things, preliminarily approving the settlement of the derivative claims, and directing the Company to provide notice of the proposed derivative settlement to the Company’s shareholders. The Court approved the final settlement at the final approval hearing, pursuant to which shareholders had the opportunity to be heard, on March 26, 2013. Following a 30-day appeal period, during which no appeal was filed, the settlement became final on April 26, 2013.

Under the terms of the settlement, the Company’s total settlement payments pursuant to the settlement amounted to $1.2 million, subject to reimbursement of $0.4 million of that amount by insurance.

Center for Environmental Health

In February 2015, the Center for Environmental Health, a public interest group in California, filed an action against vaporizer marketers, including one of our subsidiaries, alleging a violation of Proposition 65 as codified in the California Health and Safety Code sections 25249.5 et seq. (“Prop 65”). Prop 65 requires the State of California to identify chemicals that could cause cancer, birth defects, or reproductive harm, and businesses selling products in California are then required to warn consumers of any possible exposure to the chemicals on the list. The basis for the action brought by the Center for Environmental health is the reproductive harm associated with nicotine. Although we are not aware of an instance in which we have sold nicotine-containing e-cigarette products that did not carry the appropriate Prop 65 warning, the Center for Environmental Health asserts that even e-cigarette products that do not contain nicotine, but could potentially be used with nicotine-containing products (such as open-system vaporizers or blank cartridges), should also carry a Prop 65 warning. The Company has entered into a tentative settlement agreement with the Center of Environment Health for an immaterial amount, which is subject to review by the Attorney General of California and approval by the court.

The Company is involved in various other claims and actions which arise in the normal course of business. While the outcome of these legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of the proceedings should not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

17. Loss Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations of net loss:

	2014			2013
	Income	Shares	Per Share	Income	Shares	Per Share
Net loss	$(29,405)			$(1,609)

Basic EPS:
Weighted average		692,442	$(42.47)		698,732	$(2.30)

Diluted EPS:
Effect of Dilutive securities:
Stock options and warrants		—			—
		692,442	$(42.47)		698,732	$(2.30)

For the year ended December 31, 2014, weighted average options to purchase 162,202 shares of common stock and weighted average warrants to purchase 42,424 shares of common stock were outstanding but were not included in the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. For the year ended December 31, 2013, weighted average options to purchase 157,596 shares of common stock were outstanding but were not included in the computation of diluted earnings per share because the options were anti-dilutive under the treasury stock method.

18. Parent-Only Financial Information:

The Company is a holding company with independent operations including cash and its investments in its subsidiaries.

All of NATC’s subsidiaries are wholly-owned and guarantee the First Lien Term Loan and the Second Lien Term Loan of NATC on a full, unconditional, and joint and several basis. Within the First Lien Term Loan and the Second Lien Term Loan there are no significant restrictions on the ability of NATC to obtain funds from its subsidiaries by dividend or loan, but NATC is subject to significant restrictions on its ability to pay dividends or make other payments to TPB. NATC and its subsidiaries are generally unable to pay dividends and make other restricted payments to TPB, except in limited circumstances, including (i) to pay certain costs in the ordinary course of business, (ii) to redeem, retire or otherwise acquire certain of our outstanding equity interests and (iii) to pay certain tax obligations. As a result of such restrictions on TPB’s subsidiaries’ ability to make distributions to TPB, $234,371 of its consolidated total assets are currently restricted assets of its consolidated subsidiaries, which may not be transferred to TPB in the form of loans, advances or cash dividends without the consent of a third party. TPB has disclosed the amount of restricted total assets rather than restricted net assets due to the negative net assets of TPB and its restricted subsidiaries.

Turning Point and Intrepid are wholly-owned by the Company. Turning Point and its subsidiary are not guarantors of the First Lien Term Loan and Second Lien Term Loan.

19. Segment Information:

In accordance with ASC 280, Segment Reporting, the Company has three reportable segments, (1) the Smokeless Products; (2) the Smoking Products; and (3) the NewGen Products. The Smokeless Products segment: (a) manufactures and markets moist snuff; and (b) contracts for and markets chewing tobacco products. The Smoking Products segment: (a) imports and markets cigarette papers, tubes and related products; (b) processes, packages and markets MYO cigarette tobaccos; (c) imports and markets finished cigars and MYO cigar tobaccos and cigar wraps; and (d) processes, packages and markets pipe tobaccos. The NewGen Products segment markets e-cigarettes, e-liquids, vaporizers and other related products. The Company’s products are distributed primarily through wholesale distributors in the United States. The Other segment includes the assets of the Company not assigned to the three reportable segments and Elimination includes the elimination of intercompany accounts between segments. The Company had one customer, which had sales in all three segments, that accounted for 10.9% of revenues for 2014 and 10.5% of revenues in 2013.

The accounting policies of these segments are the same as those of the Company. Segment data includes a charge allocating corporate costs to the three reportable segments based on their respective Net sales. The Company evaluates the performance of its segments and allocates resources to them based on Operating income.

The table below presents financial information about reported segments for 2014 and 2013:

	December 31, 2014	December 31, 2013
Net Sales
Smokeless Products	$71,465	$70,248
Smoking Products	108,799	117,884
NewGen Products	20,065	5,172
	$200,329	$193,304

	December 31, 2014	December 31, 2013
Operating Income
Smokeless Products	$21,357	$16,176
Smoking Products	25,500	26,242
NewGen Products	2,345	994
Other(1)	(66)	—
	$49,136	$43,412
Less Eliminations(2)	(1,080)	—
	$48,056	$43,412
Interest expense and deferred financing costs	(34,311)	(44,094)
Loss on extinguishment of debt	(42,780)	(441)
Income (Loss) before income taxes	$(29,035)	$(1,123)
Assets
Smokeless Products	$76,550	$107,400
Smoking Products	487,778	462,636
NewGen Products	15,883	22,010
Other(1)	32,506	32,539
	612,717	624,585
Less Eliminations(2)	(362,512)	(330,978)
	$250,205	$293,607
(1)	“Other” includes our assets that are not assigned to our three reportable segments, such as intercompany transfers and investments in subsidiaries. All goodwill has been allocated to our reportable segments.
(2)	“Elimination” includes the elimination of intercompany accounts between segments and investments in subsidiaries.

Net Sales - Domestic and Foreign
(in thousands)

	2014	2013
Domestic	$183,995	$185,557
Foreign	16,334	7,747
Net Sales	$200,329	$193,304

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands except share data)
(unaudited)

ASSETS	September 30, 2015	September 30, 2014
Current assets:
Cash	$9,839	$14,048
Accounts receivable, net of allowances of $137 in 2015 and $122 in 2014	5,101	3,429
Inventories	46,612	44,886
Other current assets	12,939	8,538
Total current assets	74,491	70,901
Property, plant and equipment, net	5,375	5,082
Prepaid pension costs	—	2,131
Deferred financing costs, net	6,827	8,310
Goodwill	128,697	128,697
Other intangible assets, net	8,553	8,553
Master Settlement Agreement - escrow deposits	31,830	31,698
Other assets	1,236	—
Total assets	$257,009	$255,372

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,313	$2,345
Accrued expenses	9,459	7,778
Accrued interest expense	4,692	4,985
Deferred income taxes	324	291
First lien term loan	1,650	1,650
Revolving credit facility	4,169	12,217
Total current liabilities	24,607	29,266
Notes payable and long-term debt	304,581	305,668
Deferred income taxes	6,631	6,631
Postretirement benefits	4,806	4,672
Pension benefits	968	1,477
Total liabilities	341,593	347,714

Commitments and contingencies
Stockholders’ deficit:
Preferred stock; $0.01 par value; authorized shares 250,000; issued and outstanding shares -0-	—	—
Common stock, voting, $0.01 par value; authorized shares, 1,150,000; issued shares, 2015 700,999 and 2014 700,899, outstanding shares, 2015 600,036 and 2014 689,936, shares held in treasury, 2015 100,963 and 2014 10,693	6	7
Common stock, nonvoting, $0.01 par value; authorized shares, 250,000; 2015 issued and outstanding shares, 2015 90,000	1	—
Additional paid-in capital	12,670	12,364
Accumulated other comprehensive loss	(4,088)	(1,767)
Accumulated deficit	(93,173)	(102,946)
Total stockholders’ deficit	(84,584)	(92,342)
Total liabilities and stockholders’ deficit	$257,009	$255,372

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Statements of Operations
(dollars in thousands except share data)
(unaudited)

	Nine months Ended September 30, 2015	Nine months Ended September 30, 2014
Net sales	$150,516	$152,334
Cost of sales	77,889	82,482
Gross profit	72,627	69,852
Selling, general and administrative expenses	39,385	33,445
Operating income	33,242	36,407
Interest expense and financing costs	25,732	25,706
Loss on extinguishment of debt	—	42,780
Income (loss) before income taxes	7,510	(32,079)
Income tax expense	734	323
Net income (loss)	$6,776	$(32,402)

Basic earnings per common share:
Net income (loss)	$9.82	$(46.74)
Diluted earnings per common share:
Net income (loss)	$8.46	$(46.74)
Weighted average common shares outstanding:
Basic	690,010	693,287
Diluted	800,855	693,287

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)
(unaudited)

	Nine months Ended September 30, 2015	Nine months Ended September 30, 2014
Cash flows from operating activities:
Net income (loss)	$6,776	$(32,402)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss on extinguishment of debt	—	42,780
Gain on sale of fixed assets	(1)	—
Depreciation expense	784	693
Amortization of deferred financing costs	1,086	1,057
Amortization of original issue discount	785	779
Interest incurred but not paid on PIK toggle notes	6,057	4,993
Interest incurred but not paid on 7% senior notes	426	325
Interest paid on third lien notes (see Note 2)	—	(6,528)
Deferred income taxes	(7)	(3)
Stock compensation expense	129	306
Member unit compensation expense	82	185
Changes in operating assets and liabilities:
Accounts receivable	(2,568)	(218)
Inventories	(241)	17,490
Other current assets	(2,052)	1,970
Prepaid pension costs	—	(1,112)
Other assets	(106)	(148)
Accounts payable	1,509	(10,075)
Accrued pension liabilities	123	(385)
Accrued postretirement liabilities	(94)	(43)
Accrued expenses and other	(63)	(17,792)
Net cash provided by operating activities	12,625	1,872
Cash flows from investing activities:
Capital expenditures	(1,100)	(1,096)
Proceeds from sale of fixed assets	2	—
Note receivable	(430)	—
Net cash used in investing activities	(1,528)	(1,096)
Cash flows from financing activities:
Proceeds from (payments for) revolving credit facility, net	(3,184)	12,217
Proceeds from term loans	—	246,700
Proceeds from PIK toggle notes	—	45,000
Proceeds from 7% senior notes	—	11,000
Payment of financing costs	—	(8,457)
Payment of second and third lien notes (see Note 2)	—	(317,633)
Payment of first lien term loan	(6,237)	(1,238)
Prepaid equity issuance costs	(305)	—
Payments for secured promissory note	—	(8,260)
Redempton of common stock	—	(1,436)
Proceeds from issuance of stock	1	—
Net cash used in financing activities	(9,725)	(22,107)
Net increase (decrease) in cash	1,372	(21,331)
Cash, beginning of period	8,467	35,379
Cash, end of period	$9,839	$14,048

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Deficit
(dollars in thousands)
(unaudited)

	Common Stock, Voting	Common Stock, Non-Voting	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Beginning balance, January 1, 2014	$7	$—	$8,198	$(1,767)	$(69,872)	$(63,434)
Stock compensation expense			306			306
Member unit compensation expense			185			185
Warrants issued for TPB stock			1,689			1,689
Warrants issued for Intrepid stock			2,750			2,750
Redemption of common stock			(764)		(672)	(1,436)
Net loss					(32,402)	(32,402)
Ending balance September 30, 2014	$7	$—	$12,364	$(1,767)	$(102,946)	$(92,342)
	Common Stock, Voting	Common Stock, Non-Voting	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Beginning balance, January 1, 2015	$7	$—	$12,458	$(4,088)	$(99,949)	$(91,572)
Common stock voting converted to nonvoting	(1)	1	—			—
Stock compensation expense			129			129
Member unit compensation expense			82			82
Issuance of common stock			1			1
Net income					6,776	6,776
Ending balance September 30, 2015	$6	$1	$12,670	$(4,088)	$(93,173)	$(84,584)

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except where designated and per share data)

1. Organization:

These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company’s Annual Report for the year ended December 31, 2014.

The unaudited condensed consolidated financial statements dated September 30, 2015 and 2014 are unaudited, but in the opinion of management reflect all adjustments necessary to present fairly the condensed consolidated balance sheets as of September 30, 2015 and 2014, and the related condensed consolidated statements of operations, cash flows and changes in stockholders’ deficit for the nine months ended September 30, 2015 and 2014. All adjustments were of a normal and recurring nature. The results are not necessarily indicative of the results to be expected for a full year.

The Company’s management has evaluated events and transactions that occurred from October 1, 2015 through December 18, 2015, the date these unaudited condensed consolidated financial statements were issued, for subsequent events requiring recognition or disclosure in the financial statements.

2. Summary of Significant Accounting Policies:

Basis of Presentation: The consolidated financial statements of the Company include the financial position, results of operations, cash flows and changes in shareholders’ equity of the Company, its subsidiaries, NATC Holding and Turning Point, and all other subsidiaries for all periods.

Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Statement of Cash Flows: For the nine months ended September 30, 2014, the Company has reclassified the deferred interest paid on the Third Lien Notes in the amount of $6.5 million from net cash provided by (used in) financing activities to net cash provided by (used in) operating activities.

The following is a summary of the impact of the change on the previously reported amounts in the consolidated statements of cash flow:

	For the nine months ended September 30, 2014
	As Reported	Adjustment	Revised
Net cash provided by (used in) operating activities	$8,400	$(6,528)	$1,872
Net cash used in investing activities	$(1,096)	$—	$(1,096)
Net cash provided by (used in) financing activities	$(28,635)	$6,528	$(22,107)

Revenue Recognition: The Company recognizes revenues and the related costs upon delivery to the customer, at which time there is a transfer of title and risk of loss to the customer in accordance with the Financial Accounting Standards Board Accounting Standards Codification© (“ASC”) 605-10-S99. The Company classifies customer rebates as sales deductions in accordance with the requirements of ASC 605-50-25.

Shipping Costs: The Company records shipping costs incurred as a component of selling, general and administrative expenses. Shipping costs incurred were approximately $5.2 million and $4.1 million for the nine months ended September 30, 2015 and 2014, respectively.

Master Settlement Agreement Escrow Account: Pursuant to the Master Settlement Agreement (the “MSA”) entered into in November 1998 by most states (represented by their attorneys general acting through the National Association of Attorneys General) and subsequent states’ statutes, a “cigarette manufacturer” (which is defined to include a manufacturer of make-your-own (“MYO”) cigarette tobacco) has the option of either becoming a signatory to the MSA or opening, funding, and maintaining an escrow account to have funds available for certain potential tobacco-related liabilities, with sub-accounts on behalf of each settling state. NATC has chosen to open and fund an escrow account as its method of compliance. It is NATC’s policy to record amounts on deposit in the escrow account for prior years as a non-current asset. Each year’s annual obligation is required to be deposited in the escrow account by April 15 of the following year. In addition to the annual deposit, many states have elected to require quarterly deposits for the previous quarter’s sales. During April 2015, approximately $0.1 million relating to 2014 sales was deposited. As of September 30, 2015 and September 30, 2014, NATC had on deposit approximately $31.8 million and $31.7 million, respectively.

The following shows the amount of deposits by sales year for the MSA escrow account:

Sales Year	September 30, 2015 Deposits
1999	$211
2000	1,017
2001	1,673
2002	2,271
2003	4,249
2004	3,715
2005	4,552
2006	3,847
2007	4,167
2008	3,364
2009	1,626
2010	406
2011	193
2012	198
2013	173
2014	142
2015	26
Total	$31,830

3. Fair Value of Financial Instruments:

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of ASC 825, Financial Instruments. The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: Cash and cash equivalents are by definition short-term and the carrying amount is a reasonable estimate of fair value.

Accounts Receivable: The fair value of accounts receivable approximates their carrying value.

Revolving Credit Facility: The fair value of the revolving credit facility approximates its carrying value.

Long-Term Debt: The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. As of September 30, 2015, the fair value of the PIK Toggle Notes approximate their face amounts of $57.9 million. As of September 30, 2015, the value of the 7% Senior Notes approximate their face amounts of $12.1 million. As of September 30, 2014, the fair value of the PIK Toggle Notes approximate their face amounts of $50.0 million. As of September 30, 2014, the value of the 7% Senior Notes approximate their face amounts of $11.3 million.

As of September 30, 2015, the fair value of NATC’s First Lien Term Loan and NATC’s Second Lien Term Loan approximate their face amounts of $162.1 million and $80.0 million, respectively. As of September 30, 2014, the fair value of NATC’s First Lien Term Loan and NATC’s Second Lien Term Loan approximate their face amounts of $168.8 million and $80.0 million, respectively.

Foreign Exchange: The fair value of the foreign exchange forward contracts was based upon the quoted market price that resulted in an insignificant liability at September 30, 2015. As of September 30, 2014, the Company had no open foreign exchange forward contracts.

4. Inventories:

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (“LIFO”) method for approximately 56% of the inventories. Leaf tobacco is presented in current assets in accordance with standard industry practice, notwithstanding the fact that such tobaccos are carried longer than one year for the purpose of curing.

The components of inventories are as follows:

	9/30/2015	9/30/2014
Raw materials and work in process	$1,943	$1,722
Leaf tobacco	22,056	19,095
Finished goods - smokeless products	5,207	4,589
Finished goods - smoking products	14,475	14,640
Finished goods - NewGen products	5,626	7,872
Other	1,276	878
	50,583	48,796
LIFO reserve	(3,971)	(3,909)
	$46,612	$44,887

The Company recorded an inventory valuation allowance of $0.4 million as of September 30, 2015.

5. Accrued Expenses:

Accrued expenses at September 30 consist of:

	2015	2014
Accrued payroll and related items	$3,170	$2,889
Customer returns and allowances	1,754	1,784
Other	4,535	3,105
	$9,459	$7,778

6. Notes Payable and Long-Term Debt:

Notes payable and long-term debt consists of the following in order of preference:

	9/30/2015	9/30/2014
First Lien Term Loan	$160,896	$167,263
Second Lien Term Loan	78,821	78,574
PIK Toggle Notes	56,648	48,475
7% Senior Notes	9,866	8,766
Note payable	—	4,240
	306,231	307,318
Less current maturities	(1,650)	(1,650)
Total Notes Payable and Long-Term Debt	$304,581	$305,668

2014 Refinancing

On January 13, 2014, NATC entered into (i) a $170 million First Lien Term Loan Credit Agreement among NATC, TPB, NATC Holding, a wholly owned subsidiary of TPB to which TPB transferred its ownership of all outstanding capital stock of NATC, and Wells Fargo Bank, National Association, as administrative agent (the “First Lien Credit Agreement”), (ii) a $80 million Second Lien Term Loan Credit Agreement among NATC, TPB, NATC Holding and Wells Fargo Bank, National Association, as administrative agent (the “Second Lien Credit Agreement”), and (iii) a $40 million ABL Credit Agreement among NATC, NATC Holding and Wells Fargo Bank, National Association, as ABL Agent (the “ABL Credit Agreement”).

Redemption and Termination

In addition, on January 13, 2014, NATC completed the early settlement of its previously announced tender offers for the Second Lien Notes and the Third Lien Notes for approximately $300.5 million including accrued interest through January 12, 2014. NATC received tenders from the holders of approximately $168.8 million principal amount of Second Lien Notes, or 82.3% of the principal amount outstanding, and $84.9 million principal amount of Third Lien Notes, or 98.1% of the principal amount outstanding. NATC simultaneously called for redemption of all of the Second Lien Notes and the Third Lien Notes that were not purchased on the early settlement date in accordance with the redemption provisions of the indentures governing each of the Second Lien Notes and the Third Lien Notes. In connection with the redemption, NATC deposited approximately $43.5 million with the trustee to pay the principal, redemption premium and accrued and unpaid interest on the remaining outstanding Second Lien Notes and Third Lien Notes to, but not including, the redemption date. As a result of the satisfaction and discharge, NATC has been released from its remaining obligations under the Second Lien Notes and the Third Lien Notes.

The proceeds of the Refinancing Transactions were used to (i) terminate the existing Revolving Credit Facility (which was undrawn at termination), (ii) repurchase notes tendered in connection with the tender offers for the Second Lien Notes and the Third Lien Notes, (iii) satisfy and discharge the indentures governing the Second Lien Notes and the Third Lien Notes and (iv) pay transaction related fees and expenses. NATC recorded approximately $42.8 million as a loss on extinguishment of debt on its consolidated statement of operations during the first quarter of 2014 related to the Refinancing Transaction.

First Lien Credit Agreement

All of NATC’s subsidiaries, as well as TPB and NATC Holding, are guarantors under the First Lien Credit Agreement. The First Lien Credit Agreement is secured by a first priority lien on substantially all of the assets of the borrowers and the guarantors (other than TPB) thereunder, including a pledge of the capital stock of NATC and its subsidiaries held by NATC Holding, NATC or any guarantor (other than TPB), other than certain excluded assets (the “Collateral”). The loans designated as LIBOR rate loans shall bear interest at LIBOR Rate then in effect (but not less than 1.25%) plus 6.50% and the loans designated as base rate loans shall bear interest at the (i) highest of (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 5.50%. The weighted average interest rate on September 30, 2015 is 7.82%. The First Lien Credit Agreement matures in January 2020.

The First Lien Credit Agreement contains customary representations and warranties, events of default, affirmative covenants and negative covenants, which impose restrictions on, among other things, the ability of NATC and its subsidiaries to make investments, pay dividends, sell assets, and incur debt and additional liens. In addition, the First Lien Credit Agreement requires NATC to maintain a total leverage ratio as follows:

Period	Maximum Ratio
Closing Date through March 31, 2015	6.50 to 1.00
April 1, 2015 through September 30, 2016	6.25 to 1.00
October 1, 2016 through September 30, 2017	6.00 to 1.00
October 1, 2017 through September 30, 2018	5.75 to 1.00
October 1, 2018 and thereafter	5.50 to 1.00

NATC is required to make prepayments under the First Lien Credit Agreement upon the occurrence of certain events, including sales of certain assets, casualty events and the incurrence of additional indebtedness, subject to certain exceptions and reinvestment rights.

Second Lien Credit Agreement

The Second Lien Credit Agreement has the benefit of a second priority security interest in the Collateral and contains substantially similar representations and warranties, events of default and covenants as the First Lien Credit Agreement; provided, however, that the total leverage ratio required to be maintained by NATC under the Second Lien Credit Agreement is as follows:

Period	Maximum Ratio
Closing Date through March 31, 2015	6.75 to 1.00
April 1, 2015 through September 30, 2016	6.50 to 1.00
October 1, 2016 through September 30, 2017	6.25 to 1.00
October 1, 2017 through September 30, 2018	6.00 to 1.00
October 1, 2018 and thereafter	5.75 to 1.00

Under the Second Lien Credit Agreement the loans designated as LIBOR rate loans shall bear interest at a rate of at LIBOR Rate then in effect (but not less than 1.25%) plus 10.25% and the loans designated as base rate loans shall bear interest at (i) highest of (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 9.25%. The weighted average interest rate on September 30, 2015 is 11.5%. The Second Lien Credit Agreement matures in July 2020.

ABL Credit Agreement

The ABL Credit Agreement provides for aggregate commitments of up to $40 million, subject to a borrowing base, which is the sum of (i) 85% of eligible accounts receivable, plus (ii) the lesser of (A) the product of 70% multiplied by the value of eligible inventory and (B) the product of 85% multiplied by the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of eligible inventory, plus (iii) the lesser of (A) the product of 75% multiplied by the value of eligible inventory and (B) the product of 85% multiplied by the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of the eligible finished goods inventory, minus (iv) the aggregate amount of reserves established by the administrative agent.

The interest rates per annum applicable to loans under the ABL Credit Agreement are, at the option of NATC, equal to the applicable Base Rate or LIBOR Rate plus the applicable Interest Margin, as defined below:

Pricing Level	Average Excess Availability	Applicable Margin for Base Rate Loans (the “Base Rate Margin”)	Applicable Margin for LIBOR Rate Loans (the “LIBOR Rate Margin”)
I	> $30,000,000	1.25%	2.25%
II	< $30,000,000 but > $15,000,000	1.50%	2.50%
III	< $15,000,000	1.75%	2.75%

The ABL Credit Agreement matures in January 2019 and the balance outstanding at September 30, 2015 is $4.2 million. The weighted average interest rate on September 30, 2015 is 2.79%.

PIK Toggle Notes

On January 13, 2014, the Company entered into PIK toggle notes (“PIK Toggle Notes”) with Standard General Master Fund, L.P. for a principal amount of $45 million and warrants to purchase 42,424 of TPB common stock at $.01 per share. Due to the warrants, the PIK Toggle Notes had an original issue discount of $1.7 million and were initially valued at $43.3 million. The PIK Toggle Notes mature and the warrants expire on January 13, 2021.

The PIK Toggle Notes accrue interest based on LIBOR Rate then in effect (but not less than 1.25%) plus 13.75%. Interest is payable on the last day of each quarter and upon maturity. The Company has the flexibility to pay interest in kind through an increase in the principal amount at the same interest rate as the PIK Toggle Notes. The Company has chosen to increase the Toggle Notes for all interest for the first nine months of 2015 and the face amount of the PIK Toggle Notes is $57.9 million at September 30, 2015.

The PIK Toggle Notes contain covenants which limit the ability of the Company to enter into transactions with affiliates and make dividends or other distributions or repurchase capital stock. The PIK Toggle Notes are unsecured and do not limit the Company’s ability to incur additional debt or liens.

7% Senior Notes

In January of 2014, the Company entered into 7% Senior Notes with various stockholders for a principal amount of $11 million and warrants to purchase 11,000,000 units of membership interests in Intrepid, which currently represents 40% of the Intrepid Common Units outstanding on a fully diluted basis, at a purchase price of $1.00 per unit. Due to the warrants, the 7% Senior Notes had an original issue discount of $2.8 million and was initially valued at $8.2 million. The 7% Senior Notes mature and the warrants expire on December 31, 2023.

The 7% Senior Notes accrue interest at 7%. Interest is payable on the last business day of June and December in each year provided that the Company may elect to exercise its option to pay all or a portion of the interest in kind. The Company has chosen to increase its 7% Senior Notes for all interest for the first six months of 2015 and the face amount of the 7% Senior Notes is $12.1 million at September 30, 2015.

The 7% Senior Notes are the general unsecured obligations of the Company and will rank equally with the Company’s other unsecured and unsubordinated debt from time to time outstanding. Redemptions of the 7% Senior Notes may be made by the Company at any time without penalty or premium.

Intrepid

During 2013, Intrepid entered into a Secured Promissory Note (“Secured Promissory Note”) with Standard General for $12.5 million. Standard General is a shareholder of the Company. The Secured Promissory Note had an interest rate of 7% until September 30, 2014. On October 1, 2014, the interest rate on the Secured Promissory Note increased to 15% through its stated maturity of July 15, 2017.

During 2014, Intrepid repaid in full the Secured Promissory Note.

Restricted / Non-Restricted Condensed Consolidating Financial Statements

The payment of principal and interest on the First Lien Term Loan, Second Lien Term Loan and ABL are guaranteed by NATC and its subsidiaries (“Issuer/Restricted”). Turning Point and its subsidiary (“Non-Restricted”) are not guarantors of the First Lien Term Loan, Second Lien Term Loan and ABL. The separate financial statements of the Issuer/Restricted are not included herein because the Issuer/Restricted are the Company’s wholly-owned consolidated subsidiaries and are jointly, severally, fully and unconditionally liable for the obligations represented by the First Lien Term Loan, Second Lien Term Loan and ABL. The Company believes that the consolidating financial information for the Issuer/Restricted and the Non-Restricted provide information that is more meaningful in understanding the financial position of the Issuer/Restricted than separate financial statements of the Issuer/Restricted.

The following consolidating financial information presents consolidating financial data for the Issuer/Restricted, Non-Restricted and an elimination column for adjustments to arrive at the information for the Company on a consolidated basis as of and for the nine months ended September 30, 2015 and 2014. The principal elimination entries set forth below eliminate investments in subsidiaries and intercompany balances and transactions.

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Balance Sheet
September 30, 2015
(in thousands)

	Issuer/ Restricted	Non-Restricted	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$9,257	$582	$—	$9,839
Accounts receivable	4,714	387	—	5,101
Inventories	40,747	5,865	—	46,612
Other current assets	5,113	7,826	—	12,939
Total current assets	59,831	14,660	—	74,491

Property, plant and equipment, net	5,375	—	—	5,375
Deferred financing costs, net	6,827	—	—	6,827
Goodwill	128,697	—	—	128,697
Investment in subsidiaries	26,134	—	(26,134)	—
Notes receivable	1,600	—	(1,600)	—
Other intangible assets, net	8,553	—	—	8,553
Master Settlement Agreement - escrow deposits	31,830	—	—	31,830
Other assets	806	430	—	1,236
Total assets	$269,653	$15,090	$(27,734)	$257,009

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,203	$110	$—	$4,313
Accrued expenses	8,687	772	—	9,459
Accrued interest expense	4,692	—	—	4,692
Note payable	—	1,600	(1,600)	—
Deferred income taxes	324	—	—	324
First lien term loan	1,650	—	—	1,650
Revolving credit facility	4,169	—	—	4,169
Total current liabilities	23,725	2,482	(1,600)	24,607

Notes payable and long-term debt	304,581	—	—	304,581
Deferred Income Taxes	6,631	—	—	6,631
Postretirement benefits	4,806	—	—	4,806
Pension benefits	968	—	—	968
Total Liabilities	340,711	2,482	(1,600)	341,593

Stockholders’ equity (deficit):
Common stock, voting	6			6
Common stock, non-voting	1			1
Additional paid-in capital	76,463	11,202	(74,995)	12,670
Advance to TPB	757	(757)	—	—
Accumulated other comprehensive loss	(4,088)	—	—	(4,088)
Retained earnings (accumulated deficit)	(144,197)	2,163	48,861	(93,173)
Total stockholders’ equity (deficit)	(71,058)	12,608	(26,134)	(84,584)
Total liabilities and stockholders’ equity (deficit)	$269,653	$15,090	$(27,734)	$257,009

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Operations
for the nine months ended September 30, 2015
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Net sales	$136,776	$13,740	$150,516
Cost of sales	68,284	9,605	77,889
Gross profit	68,492	4,135	72,627
Selling, general and administrative expenses	34,746	4,639	39,385
Operating income	33,746	(504)	33,242
Interest expense and financing costs	25,627	105	25,732
Income (loss) before income taxes	8,119	(609)	7,510
Income tax expense	734	—	734
Net income (loss)	$7,385	$(609)	$6,776

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Cash Flows
for the nine months ended September 30, 2015
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Cash flows from operating activities:
Net income (loss)	$7,385	$(609)	$6,776
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of fixed assets	(1)	—	(1)
Depreciation expense	784	—	784
Amortization of deferred financing costs	1,086	—	1,086
Amortization of original issue discount	785	—	785
Interest incurred but not paid on PIK toggle note	6,057	—	6,057
Interest incurred but not paid on 7% senior notes	426	—	426
Deferred income taxes	(7)	—	(7)
Stock compensation expense	129	—	129
Member unit compensation expense	—	82	82
Changes in operating assets and liabilities:
Accounts receivable	(2,181)	(387)	(2,568)
Inventories	(4,132)	3,891	(241)
Other current assets	149	(2,201)	(2,052)
Other assets	(106)	—	(106)
Accounts payable	2,442	(933)	1,509
Accrued pension liabilities	123	—	123
Accrued postretirement liabilities	(94)	—	(94)
Accrued expenses and other	820	(883)	(63)
Net cash provided by (used in) operating activities	13,665	(1,040)	12,625

Cash flows from investing activities:
Capital expenditures	(1,100)	—	(1,100)
Proceeds from sale of fixed assets	2	—	2
Note receivable	—	(430)	(430)
Net cash used in investing activities	(1,098)	(430)	(1,528)

Cash flows from financing activities:
Proceeds from (payments for) revolving credit facility, net	(3,184)		(3,184)
Proceeds from (payments for) note receivable	(1,600)	1,600	—
Proceeds from issuance of stock	1		1
Payments for first lien term loan	(6,237)		(6,237)
Prepaid equity issuance costs	(305)		(305)
Net cash provided by (used in) financing activities	(11,325)	1,600	(9,725)

Net increase in cash	1,242	130	1,372
Cash, beginning of period	8,015	452	8,467
Cash, end of period	$9,257	$582	$9,839

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Balance Sheet
September 30, 2014
(in thousands)

	Issuer/ Restricted	Non-Restricted	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$9,146	$4,902	$—	$14,048
Accounts receivable	3,131	298	—	3,429
Inventories	36,563	8,323	—	44,886
Other current assets	4,542	3,996	—	8,538
Total current assets	53,382	17,519	—	70,901

Property, plant and equipment, net	5,082	—	—	5,082
Prepaid pension costs	2,131	—	—	2,131
Deferred financing costs, net	8,275	35	—	8,310
Goodwill	128,697	—	—	128,697
Investment in subsidiaries	5,089	—	(5,089)	—
Other intangible assets, net	8,553	—	—	8,553
Master Settlement Agreement - escrow deposits	31,698	—	—	31,698
Total assets	$242,907	$17,554	$(5,089)	$255,372

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,285	$60	$—	$2,345
Accrued expenses	7,411	367	—	7,778
Accrued interest expense	4,909	76	—	4,985
Deferred income taxes	291	—	—	291
First lien term loan	1,650	—	—	1,650
Revolving credit facility	12,217	—	—	12,217
Total current liabilities	28,763	503	—	29,266

Notes payable and long-term debt	301,428	4,240	—	305,668
Deferred Income Taxes	6,631	—	—	6,631
Postretirement benefits	4,672	—	—	4,672
Pension benefits	1,477	—	—	1,477
Total Liabilities	342,971	4,743	—	347,714

Stockholders’ equity (deficit):
Common stock	7			7
Additional paid-in capital	76,275	10,684	(74,595)	12,364
Advance to TPB	323	(323)	—	—
Accumulated other comprehensive loss	(1,767)	—	—	(1,767)
Retained earnings (accumulated deficit)	(174,902)	2,450	69,506	(102,946)
Total stockholders’ equity (deficit)	(100,064)	12,811	(5,089)	(92,342)
Total liabilities and stockholders’ equity (deficit)	$242,907	$17,554	$(5,089)	$255,372

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Operations
for the nine months ended September 30, 2014
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Net sales	$136,945	$15,389	$152,334
Cost of sales	72,249	10,233	82,482
Gross profit	64,696	5,156	69,852
Selling, general and administrative expenses	30,307	3,138	33,445
Operating income	34,389	2,018	36,407
Interest expense and financing costs	25,439	267	25,706
Loss on extinguishment of debt	42,780	—	42,780
Income (loss) before income taxes	(33,830)	1,751	(32,079)
Income tax expense	289	34	323
Net income (loss)	$(34,119)	$1,717	$(32,402)

Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) and Subsidiaries
Consolidating Statement of Cash Flows
for the nine months ended September 30, 2014
(in thousands)

	Issuer/ Restricted	Non-Restricted	Consolidated
Cash flows from operating activities:
Net income (loss)	$(34,119)	$1,717	$(32,402)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on extinguishment of debt	42,780	—	42,780
Depreciation expense	693	—	693
Amortization of deferred financing costs	1,057	—	1,057
Amortization of original issue discount	779	—	779
Interest incurred but not paid on PIK toggle notes	4,993	—	4,993
Interest incurred but not paid on 7% senior notes	325	—	325
Interest paid on third lien notes (see Note 2)	(6,528)	—	(6,528)
Deferred income taxes	(3)	—	(3)
Stock compensation expense	306	—	306
Member unit compensation expense	—	185	185
Changes in operating assets and liabilities:
Accounts receivable	(135)	(83)	(218)
Inventories	8,633	8,857	17,490
Other current assets	1,762	208	1,970
Prepaid pension costs	(1,112)	—	(1,112)
Other assets	(148)	—	(148)
Accounts payable	(1,701)	(8,374)	(10,075)
Accrued pension liabilities	(385)	—	(385)
Accrued postretirement liabilities	(43)	—	(43)
Accrued expenses and other	(17,320)	(472)	(17,792)
Net cash provided by (used in) operating activities	(166)	2,038	1,872
Cash flows from investing activities:
Capital expenditures	(1,096)	—	(1,096)
Net cash used in investing activities	(1,096)	—	(1,096)
Cash flows from financing activities:
Contributed capital from member	(10,500)	10,500	—
Proceeds from revolving credit facility, net	12,217	—	12,217
Proceeds from term loans	246,700	—	246,700
Proceeds from PIK toggle notes	45,000		45,000
Proceeds from 7% senior notes	11,000		11,000
Payments for secured promissory note	—	(8,260)	(8,260)
Payments for first lien term loan	(1,238)	—	(1,238)
Payments for second and third lien notes (see Note 2)	(317,633)	—	(317,633)
Payments for financing costs	(8,422)	(35)	(8,457)
Redemption of common stock	(1,436)	—	(1,436)
Receivable from (advance to) the Company	(248)	248	—
Net cash provided by (used in) financing activities	(24,560)	2,453	(22,107)
Net increase (decrease) in cash	(25,822)	4,491	(21,331)
Cash, beginning of period	34,968	411	35,379
Cash, end of period	$9,146	$4,902	$14,048

7. Income Taxes:

The Company has determined, that at September 30, 2015, its ability to realize future benefits of certain net deferred tax assets does not meet the “more likely than not” criteria in ASC 740, Income Taxes; therefore, a valuation allowance has been recorded. The Company’s income tax expense for the nine months ended September 30, 2015 does not bear the normal relationship to income before income taxes because of net operating loss carryforwards which were utilized and were partially offset by certain minimum state income taxes. The Company’s income tax expense for the nine months ended September 30, 2014 does not bear the normal relationship to loss before income taxes because of certain minimum state income taxes.

The Company follows the provisions of ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has determined that they did not have any uncertain tax positions requiring recognition under the provisions of ASC 740-10-25. The Company’s policy is to recognize interest and penalties accrued on uncertain tax positions, if any, as part of interest expense. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In general, the Company is no longer subject to U.S. federal and state tax examinations for years prior to 2011.

8. Pension and Postretirement Benefit Plans:

The components of Net Periodic Benefit Cost for the nine months ended September 30, 2015 and 2014 are as follows:

	Pension Benefits		Postretirement Benefits
For the nine months ended September 30	2015	2014	2015	2014

Service cost	$93	$113	$—	$—
Interest cost	522	567	157	160
Expected return on plan assets	(887)	(860)	—	—
Amortization of gains and losses	394	58	—	—
Net periodic benefit cost	$122	$(122)	$157	$160

NATC has a defined benefit pension plan covering its employees. Benefits for the hourly employees’ are based on a stated benefit per year of service, reduced by amounts earned in a previous plan. Benefits for salaried employees are based on years of service and the employees’ final compensation. This defined benefit plan is frozen.

NATC sponsored a defined benefit postretirement plan that covered hourly employees. This plan provides medical and dental benefits. This plan is contributory, with retiree contributions adjusted annually.

NATC expects to contribute approximately $0.3 million to its postretirement plan in 2015 for the payment of benefits. Plan contributions and benefits have amounted to $250 and $254 for the nine months ended September 30, 2015 and 2014, respectively. NATC expects to make no contributions to the pension plan in the year ending December 31, 2015.

9. Share Incentive Plans:

On February 8, 2006, the Board of Directors of TPB adopted the North Atlantic Holding Company, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) and approved a form of Restricted Stock Award Agreement (the “Form Award Agreement”) pursuant to which awards under the 2006 Plan may be granted to employees. The Form Award Agreement requires, as a condition of the award, that any and all stock options (vested or otherwise) previously granted to these individuals will be immediately cancelled as of the date of the award. On March 15, 2006, the Board of Directors of TPB approved a form of Restricted Stock Award Agreement pursuant to which awards under the 2006 Plan may be granted to non-employee directors (the “Director Form Award Agreement”). The 2006 Plan provides for the granting of nonqualified stock options and restricted stock awards. Pursuant to the 2006 Plan, 254,503 shares of common stock of TPB are reserved for issuance as awards to employees, consultants and directors as compensation for past or future services or the attainment of certain performance goals. On August 7, 2014, the

Board of Directors of TPB amended the 2006 Plan. The 2006 Plan shares were increased to a maximum of 350,000 shares that may be issued pursuant to awards under the 2006 Plan. In addition, the term of the 2006 Plan was extended an additional 10 years. The 2006 Plan is now scheduled to terminate on August 6, 2026. The Board of Directors of TPB may provide that awards under the 2006 Plan shall become vested in installments over a period of time or may specify that the attainment of certain performance measures will determine the degree of vesting, or a combination of both, as set forth in the applicable award agreements. As of September 30, 2015, 102,488 shares of restricted stock and 103,443 options have been granted to employees of NATC and 4,000 shares of restricted stock and 58,209 options have been granted to current and former non-employee directors of TPB under the 2006 Plan.

The total number of shares available for grant under the 2006 Plan is 81,860. Stock option activity is summarized below:

	Incentive Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2013	157,596	$19.59	$13.62

Granted	23,750	40.00	22.63
Exercised	(11,494)	9.99	40.00
Expired	(2,000)	9.99	40.00
Forfeited	(5,650)	40.00	22.63

Outstanding, December 31, 2014	162,202	22.67	12.43

Granted	—	—	—
Exercised	(100)	11.05	5.59
Expired	—	—	—
Forfeited	(550)	11.05	5.59

Outstanding, September 30, 2015	161,552	$23.06	$12.66

The total intrinsic value of options exercised during the nine months ended September 30, 2015 and 2014 was $7 and $764, respectively.

At September 30, 2015, the outstanding stock options’ exercise price for 94,552 options is $11.05 per share all of which are exercisable. The outstanding stock options’ exercise price for 67,000 options is $40.00 per share of which 66,000 options are exercisable. The weighted average of the remaining lives of the outstanding stock options is approximately 2.2 years for the options with the $11.05 exercise price, and 7.0 years for the options with the $40.00 exercise price. NATC estimates that the expected life of all stock options is ten years from the date of grant. For the $11.05 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of $11.05; risk free interest rate of 4.366%; a volatility of 30%; and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $5.59 per share option granted. For the $40.00 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of $40.00; risk-free interest rate of 3.57%; a volatility of 40%; and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $22.63 per share option granted.

The Company has recorded compensation expense related to the options based on the provisions of ASC 718 under which the fixed portion of such expense is determined as the fair value of the options on the date of grant and amortized over the vesting period. The Company recorded compensation expense of approximately $129 and $306 in the consolidated statements of operations for the nine months ended September 30, 2015 and 2014, respectively.

10. Unit Incentive Plans and Warrants for Intrepid Brands, LLC:

Effective August 7, 2014, the Company adopted the Intrepid Brands, LLC 2014 Option Plan (“2014 Plan”) for units of ownership in Intrepid. The purpose of the 2014 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the service providers (including employees, consultants and managers) to those of Company equity holders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company equity holders. The 2014 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, consultants and managers whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

The Administration Committee shall determine the treatment to be afforded to a participant in the event of termination of employment for any reason including death, disability, or retirement. The 2014 Plan contains provisions for equitable adjustment of benefits in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company.

Pursuant to the 2014 Plan, the maximum number of Common Units of Intrepid that may be issued pursuant to an exercise of Options awarded under the 2014 Plan is 1,375,000 Common Units. The 2014 Plan shall terminate automatically on the day preceding the tenth anniversary of its adoption unless earlier terminated pursuant to Section 11 (b) of the plan. The 2014 Plan is scheduled to terminate on August 6, 2024. As of September 30, 2015, 1,350,485 unit options have been granted to employees of NTC.

The total number of units available for grant under the 2014 Plan is 24,515. Unit option activity is summarized below:

	Incentive Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, September 30, 2014	—	$—	$—

Granted	1,360,990	1.00	0.25
Exercised	—	—	—
Expired	—	—	—
Forfeited	(2,101)	1.00	0.25

Outstanding, December 31, 2014	1,358,889	1.00	0.25

Granted	—	—	—
Exercised	—	—	—
Expired	—	—	—
Forfeited	(8,404)	1.00	0.25

Outstanding, September 30, 2015	1,350,485	$1.00	$0.25

At September 30, 2015, under the 2014 Plan, the outstanding unit options’ exercise price for 1,350,485 options is $1.00 per share of which 1,018,665 are exercisable. The weighted average of the remaining lives of the outstanding unit options is approximately 18.7 years. The weighted average fair value of options was determined using the Black-Scholes model assuming a 20-year life from grant date; a current unit price and exercise price of $1.00; risk-free interest rate of 2.65% and a volatility of 20% and no assumed dividend yield. Based on these assumptions, the fair value of the options is approximately $0.25 per unit option granted. The Company recorded approximately $82 in the statements of operations for the nine months ended September 30, 2015. The Company recorded approximately $185 in the statements of operations for the nine months ended September 30, 2014.

In January of 2014, the Company issued warrants to purchase 11,000,000 units of membership in Intrepid Brands, LLC concurrent with the 7% Senior Notes (See Note 6). This represents 40% of the Intrepid Common Units outstanding on a fully diluted basis, at a purchase price of $1.00 per unit. The warrants were exercisable beginning January 21, 2014 and they expire on December 31, 2023.

11. Contingencies:

The Company is involved in various other claims and actions which arise in the normal course of business. While the outcome of these legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of the proceedings should not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

12. Earnings (Loss) Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations of net income (loss):

	September 30, 2015				September 30, 2014
	Income	Shares		Per Share	Income	Shares	Per Share
Net income (loss)	$6,776				$(32,402)

Basic EPS:
Weighted average		690,010	(1)	$9.82		693,287	$(46.74)

Diluted EPS:
Effect of Dilutive securities:
Stock options & warrants		110,845				—
		800,855	(1)	$8.46		693,287	$(46.74)
(1)	Basic and diluted shares are inclusive of voting and non-voting shares.

For the nine months September 30, 2015, weighted average options to purchase 67,000 shares of common stock were outstanding but were not included in the computation of diluted earnings per share because the options were anti-dilutive under the treasury stock method. For the nine months September 30, 2014, weighted average options to purchase 166,186 shares of common stock and weighted average warrants to purchase 42,424 shares of common stock were outstanding but were not included in the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method.

13. Segment Information:

In accordance with ASC 280, Segment Reporting, the Company has three reportable segments, (1) the Smokeless Products; (2) the Smoking Products; and (3) the NewGen Products. The Smokeless Products segment: (a) manufactures and markets moist snuff; and (b) contracts for and markets chewing tobacco products. The Smoking Products segment: (a) imports and markets cigarette papers, tubes and related products; (b) processes, packages and markets MYO cigarette tobaccos; (c) imports and markets finished cigars and MYO cigar tobaccos and cigar wraps; and (d) processes, packages and markets pipe tobaccos. The NewGen Products segment markets e-cigarettes, e-liquids, vaporizers and other related products. The Company’s products are distributed primarily through wholesale distributors in the United States. The Other segment includes the assets of the Company not assigned to the three reportable segments and Elimination includes the elimination of intercompany accounts between segments.

The accounting policies of these segments are the same as those of the Company. Segment data includes a charge allocating corporate costs to the three reportable segments based on their respective Net sales. The Company evaluates the performance of its segments and allocates resources to them based on Operating income.

The table below presents financial information about reported segments for the nine months ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Net Sales
Smokeless Products	$54,873	$53,055
Smoking Products	81,903	83,890
NewGen Products	13,740	15,389
	$150,516	$152,334
Operating Income
Smokeless Products	$13,189	$15,446
Smoking Products	21,554	19,638
NewGen Products	(504)	2,018
Other(1)	(152)	(47)
	$34,087	$37,055
Less Eliminations(2)	(845)	(648)
	$33,242	$36,407
Interest expense and Deferred financing costs	(25,732)	(25,706)
Loss on extinguishment of debt	—	(42,780)
Income (Loss) before income taxes	$7,510	$(32,079)
Assets
Smokeless Products	$86,232	$80,417
Smoking Products	510,138	481,668
NewGen Products	15,090	17,554
Other(1)	32,430	32,506
	643,890	612,145
Less Eliminations(2)	(386,881)	(356,773)
	$257,009	$255,372
(1)	“Other” includes our assets that are not assigned to our three reportable segments, such as intercompany transfers and investments in subsidiaries. All goodwill has been allocated to our reportable segments.
(2)	“Elimination” includes the elimination of intercompany accounts between segments and investments in subsidiaries.

14. Subsequent Event

NATC made a voluntary prepayment on the First Lien Term Loan of $5.0 million in each of October and December 2015.

TURNING POINT™ BRANDS

SMOKING

ZIG-ZAG
CIGAR BLEND
Pipe Tobacco
Rich Cavendish & Aromatic Tobaccos
3 CIGARS FOR 99¢
STRAIGHT UP
ZIG-ZAG
CIGARILLOS
SURGEON GENERAL WARNING: Cigar Smoking Can Cause Cancers Of The Mouth And Throat, Even If You Do Not Inhale.
ZIG-ZAG
Qualite Superieure
BRAUNSTEIN FRERES
FRANCE
CIGARETTE PAPERS
N°225
ZIG-ZAG
SLOW BURNING
ZIG-ZAG
CIGARETTE TOBACCO
CLASSIC AMERICAN BLEND
ORIGINAL

SMOKELESS

LONG CUT WINTERGREEN
Stoker's
SINCE 1940
WARNING: This product can cause gum disease and tooth loss.
An American Original Since 1897
BEECH-NUT
ORIGINAL
CHEWING TOBACCO
WARNING: This product can cause mouth cancer.
DURANGO
CHEWING TOBACCO
WARNING: This product is not a safe alternative to cigarettes.
HAVANA BLOSSOM
PLAIN
NON-SWEET
Chewing Tobacco
WARNING: This product is not a safe alternative to cigarettes.
TROPHY
WARNING: This product can cause gum disease and tooth loss.
FINE CUT NATURAL
Stoker's
SINCE 1940
WARNING: This product can cause gum disease and tooth loss.

NEW GEN

1.8% NICOTINE
V2 RED 18
V2 CIGS
YOUR LIFE. VERSION 2.0
UPGRADE TO SMOKE FREE VAPOR
$9.99
YOU MUST BE OF LEGAL SMOKING AGE TO BUY AND/OR USE ANY V2 CIGS PRODUCT
V2
V2 BLACK
15ml
V2 PRO
SERIES 3
Premium 3-in-1
VAPORIZER
Black
Smart Technology
Seamless Versatility
Clouds of Vapor
ZIG-ZAG
VAPORIZER
LIQUID
mAh
650
ZIG-ZAG
LIQUID
NICOTINE
TRADITIONAL
ZIG-ZAG
LIQUID
NICOTINE
1.8%
10ML
DRAGONBERRY

          Shares

Common Stock

Turning Point Brands, Inc.

Prospectus

            , 2015

Sole Book-Running Manager

FBR

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ON INFORMATION WE HAVE REFERRED TO YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

Until 25 days after the date of this prospectus, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) that we expect to incur in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$12,588
FINRA filing fee	19,250
NYSE listing fee	25,000
Printing and engraving expenses	230,000
Fees and expenses of legal counsel	1,500,000
Accounting fees and expenses	350,000
Transfer agent and registrar fees	5,000
Miscellaneous	125,000
Total	$2,266,838

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, which we are subject to, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145 of the DGCL, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act, as amended. Our second amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;
•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;
•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or
•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors to the fullest extent permitted by law against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers and with Standard General.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities arising under the Securities Act and the Exchange Act that may be incurred by them in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company pursuant to such provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

2006 Equity Incentive Plan

On August 8, 2014, we granted options to purchase 23,750 shares of our common stock at an exercise price of $40 per share pursuant to the 2006 Equity Incentive Plan. This issuance was effected without registration under the Securities Act in reliance on the registration exemption provided by Rule 701 of the Securities Act.

In April 2013, we granted options to purchase 6,000 shares of our common stock at an exercise price of $40 per share, and in May 2013 we granted options to purchase 3,000 shares of our common stock at an exercise price of $40 per share. These issuances were effected without registration under the Securities Act in reliance on the registration exemption provided by Rule 701 of the Securities Act.

7% Senior Notes

In January 2014, we issued $11 million in aggregate principal amount of our 7% senior notes to certain of our stockholders that qualified as “accredited investors” under the Securities Act and issued these noteholders warrants to purchase 11,000,000 units of membership interests in our indirect subsidiary, Intrepid Brands, LLC. The issuance was conducted as a private placement in reliance on the registration exemption provided by Rule 506(b) under Regulation D of the Securities Act.

PIK Toggle Notes

In January 2014, we issued $45.0 million in aggregate principal amount of our PIK Toggle Notes to Standard General Master Fund, L.P. The PIK Toggle Notes were issued pursuant to the registration exemption provided by Section 4(a)(2) of the Securities Act.

Issuance of Non-Voting Common Stock

In September 2015, we issued 90,000 shares of our non-voting common stock to Standard General in exchange for a like number of shares of our common stock. The shares of non-voting common stock were issued pursuant to the registration exemption provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1∞
Certificate of Incorporation of North Atlantic Holding Company, Inc. (incorporated herein by reference to Exhibit 3.1(a) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

3.2β	Form of Second Amended and Restated Certificate of Incorporation.
3.3β	Amended and Restated By-Laws.
4.1β	7% Senior Notes Purchase Agreement, dated as of January 21, 2014, between North Atlantic Holding Company, Inc. and the noteholders party thereto.

Exhibit Number	Description
4.2β	PIK Toggle Notes Indenture, dated as of January 13, 2014, between North Atlantic Holding Company, Inc. and Standard General Master Fund, L.P.
4.3β
Credit Agreement for First Lien Facility, dated as of January 13, 2014, by and among North Atlantic Holding Company Inc., NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities LLC and Jefferies Finance LLC, as Joint Lead Arrangers and Joint Bookrunners.

4.4β
Credit Agreement for Second Lien Credit Facility, dated as of January 13, 2014, by and among North Atlantic Holding Company Inc., NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities LLC and Jefferies Finance LLC, as Joint Lead Arrangers and Joint Bookrunners.

4.5β
Credit Agreement for ABL Facility, dated as of January 13, 2014, by and among NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein and Wells Fargo Bank, National Association, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner.

4.6β	Form of Registration Rights Agreement of Turning Point Brands, Inc.
5.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered.
10.1†β	Form of Turning Point Brands, Inc. 2015 Long Term Incentive Plan (the “2015 Plan”).
10.2β	Form of Indemnification Agreement between Turning Point Brands, Inc. and Standard General.
10.3†β	2006 Equity Incentive Plan of Turning Point Brands, Inc. (the “2006 Plan”).
10.4†β	Form of Award Agreement under the 2006 Plan.
10.5†β	Intrepid Brands, LLC 2014 Option Plan, dated August 7, 2014 (the “Intrepid Option Plan”).
10.6†β	Form of Option Agreement under the Intrepid Option Plan.
10.7†β	Form of 2015 Employment Agreement between Turning Point Brands, Inc. and Lawrence Wexler.
10.8†β	Form of 2015 Employment Agreement between Turning Point Brands, Inc. and James Dobbins.
10.9†β	Form of Amendment No. 1 to the Employment Agreement between Turning Point Brands, Inc. and Thomas G. Helms, Jr.
10.10β	Form of Indemnification Agreement between Turning Point Brands, Inc. and certain directors and officers.
10.11β
First Lien Trademark Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.

10.12β	First Lien Patent Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and Wells Fargo Bank, National Association, as agent.
10.13β
Second Lien Copyright Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc., National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.

10.14β	Second Lien Patent Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and Wells Fargo Bank, National Association, as agent.
10.15β
Second Lien Trademark Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc., National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.

10.16β
First Lien Copyright Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc., National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent (previously filed as Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 filed on November 5, 2015).

10.17β	Contract Manufacturing, Packaging and Distribution Agreement, dated as of September 4, 2008, between National Tobacco Company, L.P. and Swedish Match North America, Inc.

Exhibit Number	Description
10.18β	Electronic Cigarette Distribution Agreement, dated as of September 1, 2013, between Intrepid Brands, LLC and VMR Products, LLC.
10.19β	First Amendment to the Electronic Cigarette Distribution Agreement, dated as of May 15, 2014, between Intrepid Brands, LLC and VMR Products, LLC.
10.20∞
Amended and Restated Distribution and License Agreement, dated as of November 30, 1992, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc., as predecessor to North Atlantic Operating Company, Inc. (U.S.) (incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 to Registration Statement (Reg. No. 333-31931) on Form S-4 filed with the Commission on September 17, 1997).

10.21∞
Amended and Restated Distribution and License Agreement, dated as of November 30, 1992, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc., as predecessor to North Atlantic Operating Company, Inc. (Canada) (incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to Registration Statement (Reg. No. 333-31931) on Form S-4 filed with the Commission on September 17, 1997).

10.22β	Amendment to the Amended and Restated Distribution and License Agreement, dated March 31, 1993 between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc. (U.S. & Canada).
10.23β	Amendment to the Amended and Restated Distribution and License Agreements, dated June 10, 1996, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc. (U.S. & Canada).
10.24β	Amendment to the Amended and Restated Distribution and License Agreement, dated September 1996, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc. (U.S. & Canada).
10.25β	Trademark Consent Agreement, dated March 26, 1997, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc.
10.26β	Consent Agreement, dated as of April 4, 1997, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc.
10.27β	Amendment No. 1 to Consent Agreement, dated as of April 9, 1997, between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc.
10.28β	Amendment No. 2 to Consent Agreement, dated as of June 25, 1997, between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc.
10.29∞
Restated Amendment between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc., dated June 25, 1997 (U.S. & Canada) (incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to Registration Statement (Reg. No. 333-31931) on Form S-4 filed with the Commission on September 17, 1997).

10.30∞
Amendment to the Amended and Restated Distribution and License Agreements, dated October 22, 1997, between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada) (incorporated herein by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

10.31β	Amendment to the Amended and Restated Distribution and License Agreement, dated June 19, 2002, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada).
10.32β	Trademark Consent Agreement, dated July 31, 2003, among Bolloré Technologies, S.A., North Atlantic Trading Company, Inc. and North Atlantic Operating Company, Inc.
10.33β	Amendment to the Amended and Restated Distribution and License Agreement, dated February 28, 2005, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada).
10.34∞
Amendment to the Amended and Restated Distribution and License Agreement, dated April 20, 2006, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada) (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).

10.35β	Amendment to the Amended and Restated Distribution and License Agreement, dated March 10, 2010, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada).

Exhibit Number	Description
10.36β	Amendment No. 2 To Trademark Consent Agreement, dated December 17, 2012, between Bolloré S.A. and North Atlantic Operating Company, Inc.
10.37β	License and Distribution Agreement dated March 19, 2013 between Bolloré S.A. and North Atlantic Operating Company, Inc.
10.38β	Distributors Supply Agreement, dated as of April 1, 2013, between National Tobacco Company, L.P. and JJA Distributors, LLC.
10.39β	Exchange Agreement between North Atlantic Holding Company, Inc. and certain holders of the 7% Senior Notes dated November 4, 2015.
10.40β	Form of Exchange and Sale Agreement between North Atlantic Holding Company, Inc. and Standard General for PIK Notes.
10.41β	Form of Exchange Agreement between Turning Point Brands, Inc. and Standard General for 7% Senior Notes.
10.42β	Form of Intrepid Brands LLC Warrant Repurchase Agreement.
10.43	Letter Agreement between Turning Point Brands, Inc. and Standard General Master Fund L.P. for Line of Credit dated December 8, 2015.
21.1β	List of Subsidiaries of North Atlantic Holding Company, Inc.
23.1	Consent of McGladrey LLP.
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibits 5.1 and 8.1).
24.1β	Powers of Attorney (included on signature page).

†	Compensatory plan or arrangement.
*	To be filed by amendment.
∞	Incorporated by reference.
β	Previously filed.

Item 17. Undertakings.

(1)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(3)	The undersigned registrant hereby undertakes that:
a.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
b.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 18, 2015.

Turning Point Brands, Inc.

By:	/s/ Lawrence S. Wexler
	Name:	Lawrence S. Wexler
	Title:	Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lawrence S. Wexler
Lawrence S. Wexler	Chief Executive Officer	December 18, 2015

*
Mark A. Stegeman	Chief Financial and Accounting Officer	December 18, 2015

*
Thomas F. Helms, Jr.	Executive Chairman of the Board of Directors	December 18, 2015

*
Gregory H.A. Baxter	Director	December 18, 2015

*
H.C. Charles Diao	Director	December 18, 2015

*
David Glazek	Director	December 18, 2015

*
George W. Hebard III	Director	December 18, 2015

*
Arnold Zimmerman	Director	December 18, 2015
*	Pursuant to the Power of Attorney filed as Exhibit 24.1 to the Registrant’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 24, 2015.
By:	/s/ Lawrence S. Wexler	December 18, 2015
Lawrence S. Wexler

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1∞
Certificate of Incorporation of North Atlantic Holding Company, Inc. (incorporated herein by reference to Exhibit 3.1(a) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

3.2β	Form of Second Amended and Restated Certificate of Incorporation.
3.3β	Amended and Restated By-Laws.
4.1β	7% Senior Notes Purchase Agreement, dated as of January 21, 2014, between North Atlantic Holding Company, Inc. and the noteholders party thereto.
4.2β	PIK Toggle Notes Indenture, dated as of January 13, 2014, between North Atlantic Holding Company, Inc. and Standard General Master Fund, L.P.
4.3β
Credit Agreement for First Lien Facility, dated as of January 13, 2014, by and among North Atlantic Holding Company Inc., NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities LLC and Jefferies Finance LLC, as Joint Lead Arrangers and Joint Bookrunners.

4.4β
Credit Agreement for Second Lien Credit Facility, dated as of January 13, 2014, by and among North Atlantic Holding Company Inc., NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities LLC and Jefferies Finance LLC, as Joint Lead Arrangers and Joint Bookrunners.

4.5β
Credit Agreement for ABL Facility, dated as of January 13, 2014, by and among NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein and Wells Fargo Bank, National Association, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner.

4.6β	Form of Registration Rights Agreement of Turning Point Brands, Inc.
5.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered.
10.1†β	Form of Turning Point Brands, Inc. 2015 Long Term Incentive Plan (the “2015 Plan”).
10.2β	Form of Indemnification Agreement between Turning Point Brands, Inc. and Standard General.
10.3†β	2006 Equity Incentive Plan of of Turning Point Brands, Inc. (the “2006 Plan”).
10.4†β	Form of Award Agreement under the 2006 Plan.
10.5†β	Intrepid Brands, LLC 2014 Option Plan, dated August 7, 2014 (the “Intrepid Option Plan”).
10.6†β	Form of Option Agreement under the Intrepid Option Plan.
10.7†β	Form of 2015 Employment Agreement between Turning Point Brands, Inc. and Lawrence Wexler.
10.8†β	Form of 2015 Employment Agreement between Turning Point Brands, Inc. and James Dobbins.
10.9†β	Form of Amendment No. 1 to the Employment Agreement between Turning Point Brands, Inc. and Thomas G. Helms, Jr.
10.10β	Form of Indemnification Agreement between Turning Point Brands, Inc. and certain directors and officers.
10.11β
First Lien Trademark Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.

10.12β	First Lien Patent Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and Wells Fargo Bank, National Association, as agent.
10.13β
Second Lien Copyright Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc., National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.

10.14β	Second Lien Patent Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and Wells Fargo Bank, National Association, as agent.

Exhibit Number	Description
10.15β
Second Lien Trademark Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc., National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.

10.16β
First Lien Copyright Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc., National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent (previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 filed on November 5, 2015).

10.17β	Contract Manufacturing, Packaging and Distribution Agreement, dated as of September 4, 2008, between National Tobacco Company, L.P. and Swedish Match North America, Inc.
10.18β	Electronic Cigarette Distribution Agreement, dated as of September 1, 2013, between Intrepid Brands, LLC and VMR Products, LLC.
10.19β	First Amendment to the Electronic Cigarette Distribution Agreement, dated as of May 15, 2014, between Intrepid Brands, LLC and VMR Products, LLC.
10.20∞
Amended and Restated Distribution and License Agreement, dated as of November 30, 1992, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc., as predecessor to North Atlantic Operating Company, Inc. (U.S.) (incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 to Registration Statement (Reg. No. 333-31931) on Form S-4 filed with the Commission on September 17, 1997).

10.21∞
Amended and Restated Distribution and License Agreement, dated as of November 30, 1992, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc., as predecessor to North Atlantic Operating Company, Inc. (Canada) (incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to Registration Statement (Reg. No. 333-31931) on Form S-4 filed with the Commission on September 17, 1997).

10.22β	Amendment to the Amended and Restated Distribution and License Agreement, dated March 31, 1993 between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc. (U.S. & Canada).
10.23β	Amendment to the Amended and Restated Distribution and License Agreements, dated June 10, 1996, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc. (U.S. & Canada).
10.24β	Amendment to the Amended and Restated Distribution and License Agreement, dated September 1996, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc. (U.S. & Canada).
10.25β	Trademark Consent Agreement, dated March 26, 1997, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc.
10.26β	Consent Agreement, dated as of April 4, 1997, between Bolloré Technologies, S.A. and North Atlantic Trading Company, Inc.
10.27β	Amendment No. 1 to Consent Agreement, dated as of April 9, 1997, between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc.
10.28β	Amendment No. 2 to Consent Agreement, dated as of June 25, 1997, between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc.
10.29∞
Restated Amendment between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc., dated June 25, 1997 (U.S. & Canada) (incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to Registration Statement (Reg. No. 333-31931) on Form S-4 filed with the Commission on September 17, 1997).

10.30∞
Amendment to the Amended and Restated Distribution and License Agreements, dated October 22, 1997, between Bolloré Technologies, S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada) (incorporated herein by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

10.31β	Amendment to the Amended and Restated Distribution and License Agreement, dated June 19, 2002, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada).

Exhibit Number	Description
10.32β	Trademark Consent Agreement, dated July 31, 2003, among Bolloré Technologies, S.A., North Atlantic Trading Company, Inc. and North Atlantic Operating Company, Inc.
10.33β	Amendment to the Amended and Restated Distribution and License Agreement, dated February 28, 2005, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada).
10.34∞
Amendment to the Amended and Restated Distribution and License Agreement, dated April 20, 2006, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada) (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).

10.35β	Amendment to the Amended and Restated Distribution and License Agreement, dated March 10, 2010, between Bolloré S.A. and North Atlantic Operating Company, Inc. (U.S. & Canada).
10.36β	Amendment No. 2 To Trademark Consent Agreement, dated December 17, 2012, between Bolloré S.A. and North Atlantic Operating Company, Inc.
10.37β	License and Distribution Agreement dated March 19, 2013 between Bolloré S.A. and North Atlantic Operating Company, Inc.
10.38β	Distributors Supply Agreement, dated as of April 1, 2013, between National Tobacco Company, L.P. and JJA Distributors, LLC.
10.39β	Exchange Agreement between North Atlantic Holding Company, Inc. and certain holders of the 7% Senior Notes dated November 4, 2015.
10.40β	Form of Exchange and Sale Agreement between North Atlantic Holding Company, Inc. and Standard General for PIK Notes.
10.41β	Form of Exchange Agreement between Turning Point Brands, Inc. and Standard General for 7% Senior Notes.
10.42β	Form of Intrepid Brands LLC Warrant Repurchase Agreement.
10.43	Letter Agreement between Turning Point Brands, Inc. and Standard General Master Fund L.P. for Line of Credit dated December 8, 2015.
21.1β	List of Subsidiaries of North Atlantic Holding Company, Inc.
23.1	Consent of McGladrey LLP.
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibits 5.1 and 8.1).
24.1β	Powers of Attorney (included on signature page).
†	Compensatory plan or arrangement.
*	To be filed by amendment.
∞	Incorporated by reference.
β	Previously filed.